UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 5 SEPTEMBER 2008

Commission File Number 001-32349

SIGNET GROUP PLC

(Translation of registrant’s name into English)

15 GOLDEN SQUARE, LONDON W1F 9JG, ENGLAND

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP PLC (Registrant) Date 5 September 2008

By:	/s/ Walker Boyd
Name:	Walker Boyd
Title:	Authorised Signatory and Group Finance Director

Exhibit Index

99.1	Prospectus dated 5 September 2008 relating to the application for admission to trading of the common shares of Signet Jewelers Limited on the London Stock Exchange

Exhibit 99.1

A copy of this document, which comprises a prospectus relating to Signet Jewelers Limited (the “Company”) prepared in accordance with the Prospectus Rules made under section 73A of the Financial Services and Markets Act 2000 (as amended) (“FSMA”), has been filed with the Financial Services Authority (“FSA”) and made available to the public in accordance with Rule 3.2 of the Prospectus Rules. This document has been approved as a prospectus by the FSA under section 87A of FSMA.

The Company and the Directors (whose names appear on page 27 of this document) accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

Applications will be made to the UK Listing Authority (“UKLA”) and to the London Stock Exchange for the common shares in the capital of the Company (“Common Shares”) to be admitted to the Official List of the UKLA (the “Official List”) and to trading on the London Stock Exchange’s main market for listed securities (together “LSE Admission”) by way of a secondary listing. Admission to the Official List, together with admission to trading on the London Stock Exchange’s main market for listed securities, constitutes admission to trading on a regulated market. It is expected that the LSE Admission will become effective and that dealings on the London Stock Exchange’s main market for listed securities in the Common Shares will commence at 8.00 a.m. (London time) on 11 September 2008. LSE Admission will be by way of a secondary listing pursuant to Chapter 14 of the Listing Rules and, as a consequence, Chapters 6 to 13 (inclusive) of the Listing Rules will not apply to the Company.

An application has also been made to the New York Stock Exchange (“NYSE”) for the Common Shares to be admitted to trading on the New York Stock Exchange (“NYSE Admission”). It is expected that NYSE Admission will become effective and that dealings on the NYSE in the Common Shares will commence at 2.30 p.m. (London time) on 11 September 2008.

As at the date of this document, no Common Shares are admitted to trading on a regulated market. It is intended that 85,277,091 Common Shares be admitted to the Official List and the NYSE pursuant to the LSE Admission and the NYSE Admission (together, the “Admissions”). The Company is not offering any Common Shares in connection with the Admissions and will not receive any proceeds from the Admissions. No Common Shares have been marketed to, nor are available for purchase by, the public in the United Kingdom, the United States or elsewhere in connection with the introduction of the Common Shares to the Official List and the NYSE. This document does not constitute an offer or invitation for any person to subscribe for or purchase any securities in the Company.

This document has been prepared in connection with a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 to introduce a new Bermuda domiciled holding company, the Company, as the parent company of the Group (the “Scheme”) and has been prepared on the assumption that the Scheme will become effective in accordance with its current terms. A summary of the Scheme and other proposals (including a proposed Share Capital Consolidation on a 1 for 20 basis, which is intended to take effect immediately following the Scheme becoming effective and prior to the Admissions) are set out in Part III of this document. If the Scheme does not become effective the Share Capital Consolidation and the Admissions will not occur. You should read this document in its entirety and in particular the risk factors set out in the section of this document headed “Risk Factors”. This document includes forward-looking statements that are based on certain assumptions and reflect the current expectations of the Group. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Please see Part V of this document for further information.

SIGNET JEWELERS LIMITED

(Incorporated and registered in Bermuda under the Bermuda Companies Act with registered number 42069)

Prospectus

relating to admission of 85,277,091 Common Shares of $0.18 each to the Official List and to trading on the London Stock Exchange

Financial adviser to the Company

Lazard & Co., Limited

EXPECTED COMMON SHARE CAPITAL IMMEDIATELY FOLLOWING ADMISSION

Authorised		Issued and fully paid
Number	Amount	Number	Amount
500,000,000	$90,000,000.00	85,277,091	$15,349,876.38

The distribution of this document in or into certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been taken nor will be taken in any jurisdiction that would permit possession or distribution of this document, or any other publicity material relating to the Common Shares, in any country or jurisdiction where action for that purpose is required. Accordingly, neither this document nor any other material in relation to the Common Shares may be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration.

Shareholders and prospective Shareholders should rely solely on the information contained in this document. No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised by the Company or the Directors. In particular, the content of the Website does not form part of this document and Shareholders and prospective Shareholders should not rely on it.

Without prejudice to any legal or regulatory obligation on the Company to publish a supplementary prospectus, neither the publishing of this document, nor the Admissions, shall under any circumstances create any implication that there has been no change in the affairs of the Company or the Group since the date of this document or that the information contained herein is correct at any time subsequent to the date of this document.

The contents of this document should not be construed as legal, business or tax advice. Each Shareholder or prospective Shareholder should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

References to time in this document are to London time, unless otherwise stated.

Lazard & Co., Limited (“Lazard”), which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for the Company and Signet Group plc (“Signet”) and no-one else in connection with the Scheme and the Admissions and will not be responsible to anyone other than the Company and Signet for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Scheme, the Admissions or any other matter referred to herein.

The issuance of Common Shares will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. In reliance on the pre-emption attached to NYSE listing, the issuance of Common Shares will not be registered under the securities laws of any state or other jurisdiction of the United States. From the Scheme Effective Date, Common Shares will be freely transferable without restriction under the Securities Act, other than by certain “affiliates” of the Company as described in Section 8.1 of Part III of this document.

PART I

SUMMARY

The following summary is extracted from, and should be read as an introduction to, and in conjunction with the full text of this document. Although the Company is not making any offer to sell, or the solicitation of an offer to subscribe for or buy the Common Shares or other securities of the Company, any assessment of the Common Shares or the Company should be based on the consideration of this document as a whole. Where a claim relating to the information contained in this document is brought before a court, a claimant investor might, under the national legislation of an EEA State, have to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translations of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with other parts of this document.

1.	Background and Reasons for the Scheme

On 10 July 2008, following a review of the most appropriate primary stock listing and domicile for the Group, the board of directors of Signet (the “Signet Board”) announced that it had unanimously approved a proposal (the “Proposal”) to:

•	move the primary listing of the parent company of the Group from the Official List to the NYSE;

•

reorganise the Group pursuant to a Court approved scheme of arrangement so that Signet becomes a wholly-owned subsidiary of the Company, a new company incorporated in Bermuda, and former Signet Shareholders and Signet ADS holders become shareholders of the Company;

•	implement a one-for-twenty share capital consolidation (also known as a reverse stock split) to take effect immediately following the Scheme of Arrangement becoming effective; and

•	apply for a secondary listing on the Official List.

The board of directors of the Company (the “Board”) believes that a US primary listing on the NYSE is in the best interests of Shareholders and is the natural next step in the evolution of the parent company of the Group’s Shareholder base which has seen a steady growth in US ownership since 2003, including a significant increase over the last 12 months with almost 50 per cent of Signet’s voting securities now being beneficially owned by US residents.

The Proposal will align the place of listing with the business activities of the Group, which are predominantly based in the US, and where the Board expects the majority of the Group’s future growth to take place. Currently over 70 per cent of the Group’s sales, operating profit and net assets are in the US. The Board considers there to be a potentially larger pool of investors in the US than in the UK who are more familiar with the Group’s business model, have a better understanding of the underlying economic environment in the US and a lower exposure to foreign exchange movements impacting the value of their investment. In addition, the Board expects that the parent company of the Group would benefit from its primary listing being amongst a more appropriate public company peer group.

The Scheme, which was approved by Signet Shareholders on 19 August, is expected to become effective and dealings in the Common Shares on the London Stock Exchange’s main market for listed securities are expected to commence at 8.00 a.m. on 11 September 2008. Dealings in the Common Shares on the NYSE are expected to commence at 2.30 p.m. on 11 September 2008. If the Scheme does not become effective, the Share Capital Consolidation and the Admissions will not occur.

2.	Industry and Group Background

The Group is the world’s largest speciality retail jeweller and operates leading operations in both the US and UK. The US market currently accounts for approximately 50 per cent of worldwide jewellery sales and the UK for around 7 per cent.

The Group is the largest US speciality retail jeweller by sales having an approximate 4.2 per cent share of the $65.5 billion total jewellery market from 1,399 stores in 50 states at 2 February 2008. Its mall stores trade nationwide as “Kay Jewelers”, and regionally under a number of well-established and recognised names. Destination superstores trade as “Jared The Galleria Of Jewelry”.

In the UK, the Group is the largest speciality retailer of fine jewellery with 563 stores at 2 February 2008 and an approximate 12 per cent share of the £4.5 billion total jewellery market. Primarily situated in shopping malls or prime “High Street” locations (main shopping thoroughfares with high pedestrian traffic), the stores trade as “H. Samuel”, “Ernest Jones” and “Leslie Davis”.

3.	Business Strengths

The Group competes on the quality of its personal customer service; merchandise selection, availability and quality; and the value of its total offering. Brand recognition, trust and store locations are also competitive factors. It does not hold any material patents, licences, franchises or concessions but has a range of trading agreements with suppliers, the most important being in relation to the Leo Diamond and luxury watches. The established trademarks and trade names of the divisions are essential to maintaining its competitive position in the retail jewellery industry.

3.1	The US Division

The Board attributes the US division’s success to a range of competitive advantages in store operations, human resources, merchandising, marketing, real estate and credit operations. These advantages are reflected in above industry average sales per store and operating profit margin.

3.2	The UK Division

The UK division has a range of advantages in store operations and human resources, real estate, merchandising and marketing compared to competitors within the UK speciality jewellery retail market and has access to the Group’s leading US expertise. These advantages are reflected in above industry average sales per store and operating profit margin.

4.	Business Strategy

The Group aims to build long term value through focusing on the customer by providing a superior merchandise selection in high quality real estate locations. Effective advertising draws consumers into stores, where they are provided with outstanding service. The operating philosophies that help the Group achieve these aims are:

•	excellence in execution;

•	test before we invest;

•	continuous improvement; and

•	disciplined investment.

The Group’s strategy to deliver shareholder value is to:

•	continue to achieve sector leading performance standards on both sides of the Atlantic;

•	increase store productivity in the US and the UK;

•	grow new store space in the US; and

•	maintain a strong balance sheet.

5.	Summary Financial Information

The summary financial information set forth below for the financial years to 2 February 2008, 3 February 2007 and 28 January 2006 has been derived using US GAAP and has been extracted from the Accountant’s Report set out in Part X of this document.

Consolidated income statements

	52 weeks ended 2 February 2008	53 weeks ended 3 February 2007	52 weeks ended 28 January 2006
	$m	$m	$m
Sales	3,665.3	3,559.2	3,154.1
Cost of sales	(2,414.6)	(2,266.3)	(1,990.1)

Gross margin	1,250.7	1,292.9	1,164.0
Selling, general and administrative expenses	(1,000.8)	(979.6)	(876.8)
Other operating income, net	108.8	91.5	83.3

Operating income	358.7	404.8	370.5
Interest income	6.3	16.7	4.3
Interest expense	(28.8)	(34.2)	(20.5)

Income before income taxes	336.2	387.3	354.3
Income taxes	(116.4)	(134.6)	(116.3)

Net income	219.8	252.7	238.0

Earnings per share—basic	12.9c	14.6c	13.7c
—diluted	12.8c	14.3c	13.7c

Consolidated balance sheets

	2 February 2008	3 February 2007	28 January 2006
	$m	$m	$m
Current assets	2,422.8	2,373.6	1,806.8
Non-current assets	1,176.6	1,134.6	1,056.3
Current liabilities	(646.5)	(650.1)	(594.9)
Non-current liabilities	(631.7)	(630.2)	(205.3)

Shareholders equity	2,321.2	2,227.9	2,062.9

Consolidated statements of cash flow

	52 weeks ended 2 February 2008	53 weeks ended 3 February 2007	52 weeks ended 28 January 2006
	$m	$m	$m
Net cash from operating activities	142.7	201.8	205.9
Capital expenditure (net)	(139.4)	(123.8)	(123.1)
Net cash flows from financing activities	(115.8)	(28.4)	(175.4)

Movement in cash and cash equivalents	(112.5)	49.6	(92.6)

6.	Current Trading, Trends and Prospects

The Group has recently issued its results for the 26 weeks to 2 August 2008 as set out in Part XI of this document. Group sales were down 0.6% at $1,591.4m and income before income taxes was down 37.8% at $70.7m. The Group’s strong balance sheet and superior operating metrics on both sides of the Atlantic enables the business to continue to implement its proven strategy. Appropriate adjustments in execution are being made to reflect the challenging economic conditions with tight control of costs, inventory, gross merchandise margin and investment in new space. As a result the business will be well positioned when the economy improves. However, in the short term, the consumer environment in both the US and the UK remains very challenging. As always, the results for the year will be significantly influenced by the Group’s performance during the important Christmas period.

The results of operations for the 26 weeks to 2 August 2008 are not necessarily indicative of the results that may be expected for the full financial year.

7.	Capitalisation and Indebtedness

The Group’s capitalisation as at 2 August 2008 was $2,261.8 million and its net financial indebtedness as at 2 August 2008 was $433.3 million.

8.	Admission and Dealings

The Company is not offering any new Common Shares nor any other securities in connection with the Admissions.

Application will be made for the LSE Admission following publication of this document. Application for the NYSE Admission was made on 25 July 2008.

The LSE Admission is expected to take place and dealings in the Common Shares are expected to commence on the London Stock Exchange’s main market for listed securities at 8.00 a.m. on 11 September 2008. The NYSE Admission is expected to take place and dealings in the Common Shares are expected to commence on the NYSE at 2.30 p.m. on 11 September 2008. These times and dates are indicative only.

9.	Dividend Policy

Following implementation of the Proposal, the Company intends to adopt a dividend policy that will continue to take into account the needs of the business including its store development programme, the significant competitive advantages of a strong balance sheet, as well as the wider economic environment. The Board will also take account of the payout ratios of US listed speciality retailers, which are typically lower than in the UK. The Board may also consider the repurchase of shares from time to time.

Signet declared an interim dividend of 0.96 cents per share when it announced its 6 months results to 2 August 2008 on 3 September 2008. It is intended that this interim dividend distribution by Signet will be passed on to Shareholders by the Company in November 2008. A final dividend will be considered by the Company at the time of the full year results for 2008/09 in March 2009.

In subsequent years the Board intends to declare quarterly dividends.

10.	Risk Factors

Risks relating to the Group and its business include (but are not limited to):

•	Jewellery purchases are discretionary and may be particularly affected by adverse trends in the general economy.

•	The ability of the Group to recruit, train and retain suitably qualified sales staff is important in determining sales and profitability.

•	Short term variations in consumer preferences, merchandise selection, inventory and pricing have an important influence in determining sales performance and achieved gross margin.

•	The ability to differentiate the Group’s stores from competitors by its branding, marketing and advertising programmes is a factor in attracting consumers.

•	Long term changes in consumer attitudes to jewellery influence the level of Group sales.

•	The Group’s results are dependent on a number of factors relating to its stores.

•	If the Group falls behind competitors the Group’s operating results or financial condition could be adversely affected.

•	The abrupt loss or disruption of any significant supplier during the three month period leading up to the Christmas season could result in a material adverse effect on the Group’s business.

•	The jewellery industry generally is affected by fluctuations in the price and supply of diamonds, gold and, to a lesser extent, other precious and semi-precious metals and stones.

•	The Group’s business is highly seasonal, with a very significant proportion of its sales and operating profit generated during its fourth quarter.

•

Social, ethical and environmental matters influence the Group’s reputation, demand for merchandise by consumers, the ability to recruit staff, relations with suppliers and standing in the financial markets.

•	The Group is dependent on the suitability, reliability and durability of its systems and procedures, including its accounting, information technology, warehousing and distribution systems.

•	In March 2008, a class action lawsuit for an unspecified amount was filed against a subsidiary of the Group in the New York federal court.

•	Regulations govern various areas of business activity and changes in regulations can therefore influence the Group’s performance.

•	The presentation of the Group’s accounts can be affected by changes to generally accepted accounting principles.

•	The Group may in future make acquisitions or be involved in a business combination.

•

In the UK, the Group operates a defined benefit pension scheme. The valuation of the Group Scheme’s assets and liabilities partly depends on assumptions based on the financial markets as well as longevity and staff retention rates.

•	The Group is dependent upon the availability of equity and debt financing to fund its operations and growth.

•

Any decrease in the weighted average value of the US dollar against the pound sterling could increase reported revenues and operating profit and any appreciation in the weighted average value of the US dollar against the pound sterling could decrease reported revenues and operating profit.

•

The loss of one or more key executive officers or employees or the inability to attract and retain other talented personnel could have a material adverse effect on the Group’s ability to conduct its business.

•	The Share Capital Consolidation and Admissions are conditional on the Scheme becoming effective.

•

The Company’s share price may be significantly affected by short term changes in financial condition or results of operations as reflected in its quarterly earnings reports, and other factors unrelated to the Group’s performance.

•	Sales or potential sales of large numbers of Common Shares in public markets could decrease the trading price of the Common Shares.

•

An increase in the number of Common Shares in the capital of the Company in the market through further issues by the Company could result in the voting power of the Company’s existing shareholders being diluted.

•

Depositary Interest Holders do not have the rights which Bermuda law and the Bye-laws confer on holders of Common Shares and there can be no assurance that the Depositary Nominee (in which these rights will vest) will pass on and exercise such rights for the benefit of Depositary Interest Holders.

•

If the Bermuda Monetary Authority subsequently withdraws its consent to the free transferability of the Common Shares, then the admission and trading of those Common Shares on both the NYSE and the LSE’s main market for listed securities may be suspended.

•	The Company has no Takeover Code protection.

•	The Company cannot be certain that it will not be subject to any Bermuda tax in the future.

•	The proposed secondary listing is subject to UKLA approval.

•	As a result of the secondary listing certain provisions of the Listing Rules will not apply to the Company.

•

It may be more difficult for investors to effect service of process on the directors of the Company in the UK or to enforce in the UK judgments obtained in UK courts against the Company or those directors.

•	The Company will be subject to more extensive US regulation if it no longer satisfies the definition of a “foreign private issuer” under the rules and regulations of the SEC.

11.	Directors’ and Officers’ Details

The current board of directors of the Company is as follows:

Directors	Sir Malcolm Williamson Terry Burman Walker Boyd Mark Light	Chairman (non-executive) Group Chief Executive Group Finance Director US Chief Executive and Executive Director
	Robert Blanchard Dale W. Hilpert Russell Walls	Non-executive Director Non-executive Director Non-executive Director

Officers	Mark Jenkins Susie Grant	Group Company Secretary Company Secretary

It is the intention that further directors will be added when identified, particularly those with experience of the US market and that additional UK directors may also be added.

PART II

RISK FACTORS

The following risks and uncertainties should be carefully considered in addition to the other information set out in this document. If any of the following risks actually materialises, the Group’s business, financial condition or operating or financial results could be materially adversely affected and the value of the Common Shares could decline. The risks and uncertainties described below are not the only ones the Group faces. Additional risks and uncertainties not presently known to the Directors or that the Directors currently deem immaterial may also have a material adverse effect on the Group’s business, financial condition or operating or financial results and could negatively affect the price of the Common Shares.

1.	Risk Factors

1.1	Impact of general economic conditions

Jewellery purchases are discretionary and may be particularly affected by adverse trends in the general economy.

The success of the Group‘s operations depends to a significant extent upon a number of factors relating to discretionary consumer spending. These include economic conditions and perceptions of such conditions by consumers, employment, the rate of change in employment, the level of consumers’ disposable income and income available for discretionary expenditure, business conditions, interest rates, consumer debt and asset values, availability of credit and levels of taxation for the economy as a whole and in regional and local markets where the Group operates. There can be no assurance that consumer spending on jewellery will not be adversely affected by changes in general economic conditions. However, due to the limited seasonality in the product mix, the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors.

While the level of consumer expenditure does vary, occasions when jewellery is purchased—engagements, weddings and events such as Christmas, wedding anniversaries, birthdays, Valentine’s Day and Mother’s Day—occur on a regular basis. Approximately 45 per cent of sales in the US are in the bridal related category; which is thought to be less sensitive to changes in general economic conditions than other classifications of jewellery, while in the UK only 20 per cent of sales are bridal related. Furthermore, a greater proportion of costs in the US business are proportional to sales than in the UK business so the impact on any change in sales, either positive or negative, has less of an impact on operating profit in the US than in the UK.

As a substantial proportion of the Group’s US sales are made on credit, any significant deterioration in general economic conditions or consumer debt levels may inhibit consumers’ use of credit and cause a material adverse effect on the Group’s revenues and profitability. Furthermore, any downturn in general or local economic conditions in the markets in which the Group operates may adversely affect its collection of outstanding credit accounts receivable and hence the net bad debt charge. Currently there are all-time high levels of consumer debt in the US and the level of net bad debt charge as a percentage of credit sales in the Group’s US division in 2007/08 was at the high end of the range of recent years. In the first half of 2008/09 the net bad debt charge has increased further, although this is expected to be somewhat offset by increased income from the credit portfolio.

Adverse general economic conditions may also constrain the Group’s ability to make distributions to shareholders as the Directors believe it is an important competitive advantage to maintain a strong balance sheet and financial flexibility so as to be able to take advantage of the long term growth opportunities such as those provided by Kay, Jared and the rough diamond initiative.

1.2	Staff

The Group’s operating experience suggests that the top three factors in determining where consumers buy jewellery are the level of service provided to the customer, the quality, together with the selection of merchandise offered, and the reputation of the retailer.

In speciality jewellery retailing, the level and quality of customer service is a key competitive factor as nearly every in-store transaction involves the sales associate taking a piece of jewellery or a watch out of a display case and presenting it to the potential customer. Therefore the ability of the Group to recruit, train and retain suitably qualified sales staff is important in determining sales and profitability. The support and systems provided to the Group’s store employees by staff at the divisional head offices and in the corporate functions will also influence the performance of the Group. Consequently the Group has in place comprehensive recruitment, training and incentive programmes and employee attitude surveys.

1.3	Short term variations in consumer preferences, merchandise selection, inventory and pricing

The Group’s sales performance depends on consumer fashions, preferences for jewellery in general and the demand for particular products. The consumer’s preference for jewellery over other product categories varies over time and influences the total size of the jewellery market. For example, in 2000 jewellery was very popular with consumers, while in recent years electronic products was a strong category and jewellery comparatively weaker. Design trends in jewellery normally only change over relatively long periods and there is little seasonality in the merchandise mix. The ability to predict accurately future changes in taste, respond to changes in consumer preferences, carry the inventory demanded by customers, deliver products of the appropriate quality and price correctly and implement effective purchasing procedures, all have an important influence in determining sales performance and achieved gross margin.

The price of jewellery compared to other products influences the proportion of consumers’ expenditure that is spent on jewellery. The comparative price, particularly of easily comparable pieces of jewellery, of the same quality, sold through similar stores impacts the Group’s share of jewellery sales. However the Directors believe price, so long as it is broadly comparable to other speciality jewellery retailers, is not the primary factor in determining the jewellery retailer chosen by consumers. Other factors, such as customer service, are relevant in consumers’ decision and discounting may therefore increase sales, but not profit. If the factors influencing the consumers’ decision changed it would require the Group to adapt its business model. Therefore market research of consumer attitudes is carried out, merchandising trends are closely monitored and different pricing strategies are tested.

If any significant price changes are implemented across a wide range of merchandise, as occurred in the US division in early 2008/09, the impact on sales will depend on, among other factors, the pricing by competitors of similar products and the response by the consumer to higher prices. Such a price increase may result in disruption to sales and may have to be amended.

1.4	Reputation and marketing

Primary factors in determining customer buying decisions in the jewellery sector include customer confidence in the retailer together with the level and quality of customer service. The Group carries out quality control and staff training procedures and provides customer service facilities to help protect its reputation. During 2005/06 a customer satisfaction index for each store, based on customer feedback, was introduced in the US division. A similar index was tested in the UK division in 2007/08 and is expected to be rolled out to all stores in 2008/09.

The ability to differentiate the Group’s stores from competitors by its branding, marketing and advertising programmes is a factor in attracting consumers. These programmes are therefore carefully tested and their success monitored by methods such as market research.

The Diamond Trading Company (“DTC”), a subsidiary of De Beers Consolidated Mines Limited, promotes diamonds and diamond jewellery in the US. The level of support provided by the DTC and the success of the promotions influence the size of the total jewellery market in that country. As the DTC’s market share has significantly reduced it is changing its approach from generic marketing support of diamonds to one more closely associated with its own efforts to develop a brand such as the “Forevermark”.

1.5	Long term changes in consumer attitudes to jewellery

Consumer attitudes to diamonds, gold and other precious metals and gemstones also influence the level of Group sales. Attitudes could be affected by a variety of issues including concern over the source of raw materials; the impact of mining and refining of minerals on the environment, the local community and the political stability of the producing country; labour conditions in the supply chain; the availability and consumer attitudes to substitute products such as cubic zirconia, moisanite and of laboratory created diamonds. The Group, therefore, has a Supplier Code of Conduct which sets out the Group’s expectations of its suppliers.

An example of an issue that could affect consumer confidence is conflict diamonds, which is the term used for diamonds sold by rebel movements to raise funds for military campaigns. There have been a number of United Nations resolutions regarding conflict diamonds and an international agreement, known as the “Kimberley Process”, was signed in November 2002. This was designed to exclude such diamonds from the legitimate diamond trade. During 2003 legislation was passed in the European Union and the US, implementing the “Kimberley Process”. The agreement now extends to more than 70 countries and its effectiveness is regularly reviewed and steps to improve its implementation continue to be taken. The impact of the “Kimberley Process” and its associated legislation has not resulted in any disruption to the supply of rough diamonds to date and has helped to improve the integrity of the supply chain.

The Group reviews its procedures and documentation for compliance with the “Kimberley Process” as well as the World Diamond Council System of Warranties (“System of Warranties”) and makes appropriate amendments. In addition, staff are briefed and suppliers reminded about the procedures. The Group’s internal audit function and mystery shopper programmes enable detailed compliance monitoring throughout the business. Reviews by external third parties of the Group’s compliance with the “Kimberley Process” certification system and the System of Warranties were successfully carried out in the US in 2006/07 and as required in the UK in 2007/08.

In order to better address issues relating to social, ethical and environmental matters within the diamond and gold jewellery supply chain, the Group, together with other industry participants founded the Council for Responsible Jewellery Practices (“Council”). This body was set up in May 2005 and Council members are committed to promoting responsible business practices in a transparent and accountable manner throughout the industry from mine to retail.

1.6	Store portfolio

The Group’s results are dependent on a number of factors relating to its stores. These include the availability of property, the demographic characteristics of the area around the store, the design and maintenance of the stores, the availability of attractive locations within the shopping centre, the terms of leases and the Group’s relationship with major landlords. In the US the Group leases 15 per cent of its store locations from Simon Property Group and 14 per cent from General Growth Management. The Group has no other relationship with any lessor relating to 10 per cent or more of its store locations.

Given the length of property leases that the Group enters into, the Group is dependent upon the continued popularity of particular retail locations. In the US, the Group has historically been dependent on the continued success of enclosed malls as a shopping destination and the ability of enclosed malls, their tenants and other mall features to attract customers. However, the continued growth of Jared and the development of Kay in off-mall locations is reducing the Group’s dependence on enclosed malls. Off-mall locations now account for about 40 per cent of the Group’s US store space and in 2008/09 will account for all of its net space growth. In the UK, the Group has a more diverse range of store locations, and as a result it has some exposure to smaller retail centres which are losing share to major regional centres. Consequently the Group is gradually closing stores in such locations as leases expire or satisfactory property transactions can be executed.

As well as operational real estate criteria, the Group has established capital expenditure procedures with investment criteria set by the current Signet Board. These criteria are applied to both new store investment and to the renewal of leases. When appraising store investment proposals the Group normally requires a 20 per cent pre-tax internal rate of return over five years, assuming the release of the working capital associated with the store at the end of five years. The Signet Board has regularly reviewed, and the Board will continue to regularly review, actual performance against the investment projections. The projections used for investment decisions are reviewed and adjusted based on experience and economic conditions. Reflecting trading in 2007/08, sales projections have been reduced and a slower rate of net space growth is therefore anticipated in 2008/09 and in 2009/10 than in 2007/08. Future sales growth is partly dependent on the extent and results of the Group’s net space expansion and refurbishment strategy. The majority of the investment in additional stores is in inventory and, in the US, the in-house credit receivables, rather than in capital expenditure related to fitting out the store, as the Group normally occupies leased space.

The rate of new store development is dependent on a number of factors including obtaining suitable real estate, the capital resources of the Group, the availability of appropriate staff and management and the level of the financial return on investment required by the Group. In particular, the success of the Jared off-mall destination store concept, which accounts for the majority of the Group’s net increase in new store space, will influence the future performance of the Group. This concept has been tested and developed over a number of years. In the UK, the Group has a 12.1 per cent share of the jewellery market and is expecting a decrease in store space over time and is therefore focused on improving sales per store to increase sales and profitability.

1.7	Competition

If the Group falls behind competitors the Group’s operating results or financial condition could be adversely affected. In the US, the Group has an estimated 8.8 per cent market share of the speciality jewellery sector with one major national competitor that has a 6.4 per cent market share. While another major national brand could develop, the sector is highly fragmented. As a result of the growth of Jared and the development of Kay outside of its enclosed mall base, the Group is increasingly competing with independent speciality jewellery retailers rather than national or major regional chains. Aggressive discounting by competitors including liquidating excessive inventory levels may impact the Group’s sales performance in the short term. In the UK, only three other speciality jewellery chains have more than 100 stores and the Group’s main competition is from independent retailers.

The channels through which consumers buy jewellery continually evolve and a major non-speciality retailer could enter the wider jewellery market. The Group monitors the competitive environment and the development of possible new channels of distribution. In the US, for example, sales by discount retailers have increased, while those of the department stores have been in relative decline and catalogue retailers have withdrawn from the market. In the UK a number of fashion and general retailers have introduced jewellery into their ranges. The Group regularly “shops the competition” to monitor their merchandising, pricing and service standards.

In both the US and the UK, internet retailers of jewellery have gained market share.

H. Samuel added an e-commerce capability to its website in 2005/06 and both the Ernest Jones and Kay websites introduced e-commerce capabilities during 2006/07. The future success of these websites is uncertain, but their performance to date has been encouraging although their sales are not significant to the Group. While internet sales now account for 7.4 per cent (calendar 2006: 6.4 per cent) of US jewellery sales (source: US Department of Commerce), their primary impact has been on pricing visibility, particularly for certified diamonds, solitaire diamond rings and diamond stud earrings. This can have an adverse impact on gross margins.

1.8	Suppliers

Although the Group believes that alternative sources of supply are available, the abrupt loss or disruption of any significant supplier during the three month period (August to October) leading up to the Christmas season could result in a material adverse effect on the Group’s business. The Group is therefore in regular dialogue with suppliers and uses its merchandising systems to monitor sales performance and predict its future inventory needs. The Group benefits from close commercial relationships with a number of suppliers and landlords. Damage to, or loss of, any of these relationships could have a detrimental effect on the Group’s results. The Group holds regular reviews with major suppliers and landlords. The Group’s most significant supplier accounts for 6 per cent of merchandise.

The luxury and prestige watch manufacturers and distributors normally grant agencies to sell their ranges on a store by store basis. The watch brands that Ernest Jones and, to a lesser extent, Jared sell help attract customers and build sales in all categories. Therefore the ability to obtain watch agencies for a location can influence the performance of a particular store. In the case of Ernest Jones, it is an important factor in the opening of new stores.

1.9	Raw materials and the supply chain

The jewellery industry generally is affected by fluctuations in the price and supply of diamonds, gold and, to a lesser extent, other precious and semi-precious metals and stones.

The ability of the Group to increase retail prices to reflect higher commodity costs varies and an inability to increase retail prices could result in lower profitability. Historically jewellery retailers have been able, over time, to increase prices to reflect changes in commodity costs. However, particularly sharp increases and volatility in commodity costs usually result in a lag before increased commodity costs are fully reflected in retail prices. The US dollar price of gold has increased significantly in recent years. In early 2008/09 the US division implemented a wide range of price increases to reflect higher commodity costs. There is no certainty that such price increases will be sustainable so further downward pressure on gross margins may occur. Further increases in commodity costs would also adversely affect gross margin. The Group also seeks to improve the efficiency of its supply chain to partly offset any increase in commodity costs.

The Group undertakes some hedging of its requirement for gold through the use of options, forward contracts and outright commodity purchasing. It does not hedge against fluctuations in the cost of diamonds. The Group does hedge the exposure of the UK division to the US dollar with regard to diamond and other costs of goods sold. The cost of raw materials is only part of the costs involved in determining the retail selling price of jewellery with labour costs also being a significant factor.

Diamonds are the largest product category sold by the Group. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity—the DTC. The DTC’s share of the diamond supply chain has been decreasing over recent years and this may result in more volatility in rough diamond prices.

The availability of diamonds to the DTC and the Group’s suppliers is to some extent dependent on the political situation in diamond producing countries. Until alternative sources can be developed, any sustained interruption in the supply of diamonds from the significant producing countries could adversely affect the Group and the retail jewellery industry as a whole.

It is forecast that the demand for diamonds will increase faster than the growth in supply; therefore the cost of diamonds is anticipated to rise over time, although short term fluctuations in price will occur. Significant increases in the prices of larger diamonds than the Group normally sells have occurred and in the future this trend may occur in the size and quality of diamonds sold by the Group. In addition, if the Group continues to increase its market share it will require additional sources of diamonds of consistent quality; the consistency of merchandise being an important element in the Group’s selling system. Therefore the Group continually seeks to identify and implement improvements in its supply chain and its ability to obtain diamonds.

In 2005/06, the Group began an initiative to trial the development of a capability to source rough diamonds, and to then cut and polish the stones on a contract basis. This initiative is intended to improve the consistency of supply and quality of diamonds to the Group, as well as further improve the efficiency of the Group’s supply chain. The size of the trial was expanded in 2006/07. In 2007/08 it was decided to move from the trial stage to implementation. As a result, investments in management, systems and infrastructure have been made. While this initiative has been carefully planned, it may not be successful. In particular the Group is investing in new staff, skills, procedures and systems to develop this capability. In addition, some of the rough stones purchased and the polished stones produced may be of a higher or lower quality than the Group requires. The access to such stones and the terms on which they are purchased will impact the success of the initiative. The development of this initiative will require additional investment in inventory. The required investment and the associated financing costs have been included in the Group’s appraisal of this initiative.

1.10	Seasonality

The Group’s business is highly seasonal, with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in its sales and profit. Therefore the Group has limited ability to compensate for shortfalls in fourth quarter sales or earnings by changes in its operations and strategies in other quarters, or to recover from any extensive disruption, for example due to inclement weather conditions having an impact on a significant number of stores in the last few days immediately before Christmas Day or disruption to warehousing and store replenishment systems. A significant shortfall in results for the fourth quarter of any financial year would thus be expected to have a material adverse effect on the Group’s annual results of operations. However, due to the limited seasonality in the product mix, the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors. Disruption at more minor peaks in sales at Valentine’s Day and Mother’s Day would impact the results of the Group to a lesser extent.

1.11	Social, ethical and environmental risks

Social, ethical and environmental (“SEE”) matters influence the Group’s reputation, demand for merchandise by consumers, the ability to recruit staff, relations with suppliers and standing in the financial markets. The Group, therefore, is committed to managing the SEE risks and responsibilities facing the Group. This commitment stems from the understanding that the Group’s success is dependent on the strength and effectiveness of its relationships with its various stakeholders: shareholders, customers, employees and suppliers.

In recent years, stakeholder expectations of public companies have increased. Managing and responding as a business to these changing expectations, including with regard to SEE issues, is part of the normal responsibilities of corporate management.

The Group regularly carries out SEE risk reviews and benchmarking exercises with the assistance of an external adviser. Such reviews include an assessment of Group policies, procedures and controls in respect of SEE matters. Reports are regularly made to the Group’s Risk Management Committee and will be made to the Board. The greatest SEE risks are judged to relate to the integrity of the merchandise and to the SEE standards in the Group’s supply chain.

On 1 February 2007 the Association of British Insurers published updated guidelines on socially responsible investment. In line with that guidance the Board confirms that it has identified and assessed the Group’s SEE risks and that these are being managed.

1.12	Internal controls and systems

The Group is dependent on the suitability, reliability and durability of its systems and procedures, including its accounting, information technology, warehousing and distribution systems. As a company registered with the SEC in the US, the Group is subject to section 404 of the Sarbanes-Oxley Act of 2002, and is required to provide an assessment of the effectiveness of internal control over financial reporting. This requires management to perform appropriate due diligence to test the design and operating effectiveness of key internal controls over financial reporting and the safeguarding of assets.

The Group carries out evaluation, planning and implementation analysis before updating or introducing new systems that have an impact on a function critical to the Group. If support for a critical externally supplied software package ceased, the Group would have to implement an alternative software package or begin supporting the software internally. Disruption to parts of the business could result and increased costs could be incurred. The Group has emergency procedures, which are periodically tested, that are designed to help minimise the impact on the business of any disruption.

1.13	Legal actions

In March 2008 a class lawsuit for an unspecified amount was filed against Sterling Jewelers Inc., a subsidiary of Signet, in the New York federal court. The lawsuit alleges that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

1.14	Regulatory requirements

Regulations govern various areas of business activity and changes in regulations can therefore influence the Group’s performance. For example, in the US approximately 50 per cent of sales utilise the Group’s in-house credit programmes therefore any change in regulations or the application of regulations relating to the provision of credit and associated services could affect the Group’s results.

1.15	US GAAP

The presentation of the Group’s accounts can also be affected by changes to generally accepted accounting principles. US GAAP continues to be revised and subject to new interpretations. Such changes may influence the results reported and the valuation of the Group’s shares. For guidance, independent external professional advice is available to management and the Audit Committee. The results of the Group are influenced by the application of US GAAP in areas involving significant subjectivity and judgement, such as pensions and share based payments.

1.16	Acquisitions

The Group may in the future make acquisitions or be involved in a business combination. Any difficulty integrating an acquisition or a business combination may result in expected returns and other projected benefits from such an exercise not being realised. A significant transaction could also disrupt the operation of the Group’s current activities. The Group’s growth strategy does not depend on an acquisition or business combination and a transaction would be intended to accelerate the implementation of that strategy.

1.17	Pensions

In the UK, the Group operates a defined benefit pension scheme (the “Group Scheme”), which ceased to admit new employees in 2004. The valuation of the Group Scheme’s assets and liabilities partly depends on assumptions based on the financial markets as well as longevity and staff retention rates. This valuation is particularly sensitive to material changes in the value of equity investments held by the Group Scheme, changes in the UK AA rated corporate bond yields which are used in the measurement of the liabilities, changes in market expectations for long term price inflation and new evidence on projected longevity rates. Funding requirements and the income statement items relating to this closed Group Scheme are also influenced by these factors. At 2 February 2008 there was a net pension liability of $5.6 million compared with a net pension asset of $3.7 million, at the prior year end (3 February 2007).

A triennial valuation of the Group Scheme occurred as at 5 April 2006. As there was a surplus, no additional contributions were required as part of a recovery plan to eliminate a deficit.

Under the Pensions Act 2004, the Pensions Regulator has powers to vary and impose funding arrangements which could be more onerous than may be agreed with or proposed to the trustees. In addition, the provisions of the Pensions Act 2004 may restrict the freedom of the Group to undertake certain re-organisation steps or to effect returns on capital or unusual dividends without the prior agreement of the Group Scheme trustees, in consultation with the Pensions Regulator. Following the closure to new entrants of the Group Scheme in 2004, a defined contribution plan was set up for new UK employees of the Group.

The US division also operates defined contribution plans in the form of a 401(k) retirement savings plan and a nonqualified deferred compensation plan.

1.18	Equity and debt financing

The Group is dependent upon the availability of equity and debt financing to fund its operations and growth. Therefore it prepares annual budgets, medium term plans and headroom models which help to identify the future capital requirements so that appropriate facilities can be put in place on a timely basis. If these models are inaccurate, adequate facilities may not be available.

The Group’s reputation in the financial markets and its corporate governance practices can influence the availability of capital, the cost of capital and its share price. The change in credit market conditions during the past year means that the Group’s longer term ability to raise debt has decreased, although, in June 2008 the Group entered into a $520 million facility to replace a previous $390 million facility. This facility has, and other longer term borrowings are likely to involve, a greater spread over LIBOR. This could constrain the Group’s ability to make distributions to shareholders while taking advantage of the long term growth opportunities such as those provided by Kay, Jared and the rough diamond initiative.

The Group’s borrowing agreements include various financial covenants. A material deterioration in the financial performance of the Group in the future could result in a covenant being breached. If the Group were to breach a banking covenant it would have to renegotiate its terms with current lenders or find alternative sources of finance if current lenders required early repayment.

Nothing in the above paragraph is intended to qualify the statement in paragraph 3.4 of Part IX “Operating and Financial Review”.

1.19	Financial market risks

The Group publishes its consolidated annual accounts in US dollars. The Group held approximately 76 per cent of its total assets in US dollars at 2 February 2008 and generated approximately 74 per cent of its sales and 74 per cent of its net operating profit in US dollars for the financial year then ended. The remainder of the Group’s assets, sales and operating income are in the UK, therefore in translating the results of its UK operations, the Group’s results are subject to fluctuations in the exchange rate between the pound sterling and the US dollar. Accordingly, any decrease in the weighted average value of the US dollar against the pound sterling could increase reported revenues and operating income and any appreciation in the weighted average value of the US dollar against the pound sterling could decrease reported sales and operating income. Historically, the Signet Board has chosen not to hedge the translation effect of exchange rate movements on the results of the Group given that there is little movement of cash between the Group’s two divisions. As part of its long term strategy, the Group may seek, where appropriate, to finance its UK net assets with borrowings denominated in pounds sterling, as a hedge against the impact of exchange rate fluctuations on its UK operating profit.

In cases where pounds sterling are used to fund the cash flow requirements of the UK division or at a corporate level, fluctuations in the exchange rate between the pound sterling and the US dollar will affect the amount of the Group’s consolidated borrowings.

In addition, the prices of materials and certain products bought on the international markets by the UK division are denominated in US dollars, and therefore the division has an exposure to exchange rates on the cost of goods sold. The Group does use hedging operations in respect of purchases of US dollars by its UK division, within treasury guidelines previously approved by the Signet Board.

Cash dividends in respect of the Common Shares will be declared in US dollars. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the pounds sterling amount received by shareholders who receive payment in pounds sterling.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the pound sterling equivalent of the US dollar price of the shares on the New York Stock Exchange and, as a result, are likely to affect the market price of the Common Shares in the UK.

The table below sets out, for the calendar years indicated, the average, high, low and period end exchange rates for the pound sterling expressed in US dollars per £1.

The Group’s policy is to manage financial risk resulting from exposure to currency and interest rate fluctuations. Interest rate exposure is managed through the use of swaps, caps and floors.

A committee of the Signet Board has been responsible for the implementation of treasury policies and guidelines which are considered to be appropriate by the Signet Board for the management of financial risk. The Group’s funding, liquidity and exposure to interest rate and exchange rate risks are managed by the Group’s treasury department. The Group uses derivative instruments for risk management purposes only, and these are transacted by specialist treasury personnel.

Exchange rates between the pound sterling and the US dollar(1)
	Average	High	Low	At period end
Calendar year
2002	1.51	1.61	1.41	1.61
2003	1.62	1.79	1.55	1.77
2004	1.79	1.96	1.75	1.92
2005	1.90	1.93	1.85	1.88
2006	1.82	1.99	1.72	1.96
2007	1.97	2.12	1.92	1.99

(1)	Based on unweighted data points sourced from Reuters

For financial instruments held, the Group has used a sensitivity analysis technique that measures the change in the fair value of the Group’s financial instruments from hypothetical changes in market rates and this is shown in the table below.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected due to changes in the portfolio of financial instruments held and actual developments in the global financial markets. These may cause fluctuations in interest and exchange rates to exceed the hypothetical amounts disclosed in the table below.

The example shown for changes in the fair values of borrowings and associated derivative financial instruments at 2 February 2008 is set out in the table below. The fair values of borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the period end.

The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1 per cent (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 2 February 2008 with all other variables remaining constant.

The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10 per cent weakening of the pound sterling against the US dollar from the levels applicable at 2 February 2008 with all other variables remaining constant.

Fair value changes arising from:

	Estimated fair value 2 February 2008	1 per cent decrease in interest rates (unfavourable)	10 per cent strengthening in $ against £ (unfavourable)/ favourable	Estimated fair value at 3 February 2007
	$m	$m	$m	$m
Borrowings	(416.3)	(11.5)	–	(385.5)
Foreign currency receivables	34.7	–	(3.5)	40.3
Foreign exchange contracts	0.3	–	8.0	(0.6)
Commodity hedging contracts	9.6	–	–	8.1

The analysis above should not be considered a projection of likely future events.

1.20	Loss of one or more key executive officers or employees

The Group’s future success will depend substantially upon the ability of its senior management and other key employees to implement the business strategy. While the Group has entered into employment contracts with such key personnel, the retention of their services cannot be guaranteed and the loss of such services or the inability to attract and retain other talented personnel could have a material adverse effect on the Group’s ability to conduct its business.

1.21	Implementation of the Proposal

The Scheme was approved by Signet Shareholders on 19 August 2008 but there can be no certainty that the Scheme will be sanctioned by the Court or that the Proposal will otherwise be completed.

1.22	Market price of Common Shares

The Common Shares are intended to be listed on the NYSE and on the Official List and the market price may be different between them for various reasons, including the characteristics of the markets in which they trade, such as trading volumes and currencies. The Company’s share price may be significantly affected by short term changes in its financial condition or results of operations as reflected in its quarterly earnings reports.

Other factors unrelated to the Group’s performance that may have an effect on the price of the Common Shares include: the extent of analytical coverage available to investors concerning the Group’s business that may be limited if investment banks with research capabilities do not continue to follow or do not commence coverage of the Company’s securities; and any lessening in trading volume and general market interest in the Company’s securities that may affect an investor’s ability to trade significant numbers of Common Shares. As a result of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long term value.

The Signet Shares are currently included in the FTSE 250 list. If, as intended, the Common Shares have a primary listing on the NYSE, they will not be eligible for inclusion in the FTSE 250 list. This may have an effect on the market price of the Common Shares.

As inclusion in the S&P US indices is at the discretion of the S&P Index Committee, there can be no guarantee that despite the listing of the Common Shares on the NYSE, the Company will be included in any S&P US indices.

1.23	Future sales of Common Shares by existing shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future issues of Common Shares. For example, due to the change in primary listing and domicile, certain shareholders may no longer be able to hold shares in the parent company of the Group due to their investment mandates.

1.24	Dilution to Common Shares

As there are no pre-emption rights for shareholders under the Bye-laws or the laws of Bermuda, an increase in the number of Common Shares in the capital of the Company in the market through further issues by the Company could result in the voting power of the Company’s existing shareholders being diluted.

1.25	Rights as a Depositary Interest Holder

Depositary Interest Holders do not have the rights which the laws of Bermuda and the Bye-laws confer on legal holders of Common Shares, such as voting rights. In respect of the Common Shares underlying the Depositary Interests, those rights vest in the Depositary Nominee as the legal holder of the relevant Common Shares who will hold those shares as nominee for the Depositary which in turn will hold its interest in the Common Shares on bare trust for the relevant holders. Consequently, if the Depositary Interest Holders want to exercise any of those rights they must rely on the Depositary Nominee and the Depositary to either exercise those rights for their benefit or authorise them to exercise those rights for their own benefit. Pursuant to the deed poll pursuant to which the Depositary Interests are created, the Depositary Nominee and the Depositary must pass on to and, so far as they are reasonably able, exercise on behalf of the relevant Depositary Interest Holders all rights and entitlements which they receive or are entitled to in respect of the underlying Common Shares and which are capable of being passed on or exercised. However, there can be no assurance that all such rights and entitlements will at all times be duly and timely passed on or exercised.

1.26	Limitations on the transferability of the Common Shares

Under a general policy of the Bermuda Monetary Authority, the Common Shares may be freely transferred under the Exchange Control Act 1972 of Bermuda and the related regulations following the proposed listing of the Common Shares on the NYSE and the Official List (by way of secondary listing) taking effect. If the Bermuda Monetary Authority subsequently withdraws its consent to the free transferability of the Common Shares, then the admission and trading of those Common Shares on both the NYSE and the Official List and the LSE’s main market for listed securities may be suspended. Such suspension would remain in force until the Bermuda Monetary Authority reinstated its consent to the free transferability of the Common Shares.

1.27	Changes in tax treatment

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by its shareholders in respect of its shares. It cannot be certain that the Company will not be subject to any Bermuda tax in the future.

The Organisation for Economic Cooperation and Development (the “OECD”) has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s report dated 18 April 2002, updated as of June 2004 and September 2006, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. The Board is not able to predict what changes could arise from this commitment or whether such changes could subject the Company to additional taxes.

1.28	Secondary listing

The proposed secondary listing of the Company on the Official List is subject to the UKLA approving the related application (and, accordingly, in the event that such approval is not forthcoming, the secondary listing of the Company on the Official List may not take effect as intended). The Scheme is not conditional on an application to list the Common Shares on the Official List (by way of secondary listing) having been made or approved.

1.29	Consequences of a secondary listing

It is intended that an application will be made for the Common Shares to be listed on the Official List (by way of secondary listing) pursuant to Chapter 14 of the Listing Rules. As a company with a secondary listing on the Official List, the Company will not be required, and does not intend, to comply with the full provisions of the Listing Rules, including the following:

•	Chapter 6 of the Listing Rules relating to additional requirements for listings of equity securities;

•	Chapter 7 of the Listing Rules regarding the listing principles;

•	Chapter 8 of the Listing Rules regarding the appointment of a listing sponsor to guide the company in understanding and meeting its responsibilities under the Listing Rules;

•	Chapter 9 of the Listing Rules relating to the continuing obligations of a company after admission (and including the requirements of the Model Code of Directors’ Dealings);

•	Chapter 10 of the Listing Rules relating to significant transactions;

•	Chapter 11 of the Listing Rules regarding related party transactions;

•	Chapter 12 of the Listing Rules regarding purchases by the Company of its own shares; and

•	Chapter 13 of the Listing Rules regarding the form and content of circulars to be sent to Shareholders.

The Company believes that Shareholders should be aware that the FSA is currently undertaking a review of, and has published a discussion paper setting out possible changes to, the current UK listing regime. Whilst the review is wide-ranging, in relation to secondary listings, if certain of the options set out for consideration in the discussion paper were implemented they could result in: (1) shares that are listed by way of secondary listing being removed from the Official List (such shares would continue to trade on the LSE and would be subject to “directive-minimum” requirements which are broadly similar to the Listing Rules currently applicable to a secondary listing); or (2) the current structure being retained but a secondary listing being re-labelled as a “Tier 2 Listing”. In either of these cases the FSA would continue to have regulatory oversight as the securities would still be admitted to trading on a regulated market. The FSA has also requested comments on whether there should be increased corporate governance control in relation to overseas issuers including restrictions on shares being issued on a non-pre-emptive basis. A feedback statement from the FSA is expected to be published during the third quarter of 2008 (but no date has been set as to when any possible changes may be adopted). The above represents the Company’s views and interpretation of the FSA discussion paper in so far as it may affect secondary listings and the Company has not been required by the FSA to make any reference to this review in this document. The full discussion paper is available at the FSA’s website at www.fsa.gov.uk/pubs/discussion/dp08_01.pdf.

As the Company is incorporated and registered in Bermuda, the Takeover Code will not apply to it and investors will not be able to benefit from its provisions. Bermuda law does not, unlike English law, contain any provisions which are designed to regulate the way in which takeovers are conducted. The Bye-laws contain certain takeover protections (as set out in more detail in Part XII of this document), although these will not provide the full protections afforded by the Takeover Code.

1.30	Proceedings against Signet Jewelers Limited

The Board comprises, and is likely to continue to comprise, a greater proportion of non-UK resident directors than the current Signet Board. As a result, should the Proposal be effected it may be more difficult for investors to effect service of process on the directors of the Company in the UK or to enforce in the UK judgments obtained in UK courts against the Company or those directors.

It is doubtful whether courts in Bermuda will enforce judgments obtained by investors in other jurisdictions, including the US and the UK, against the Company or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against the Company or its directors or officers under the securities laws of other jurisdictions.

1.31	More extensive US regulation of the Company

As of the date of this document, Signet qualifies as a “foreign private issuer” under the SEC’s rules. On 10 January 2008, Signet announced that the proportion of its voting securities held by US residents in mid-December 2007 was just below 50 per cent. Following the implementation of the Proposal, if the percentage of the Company’s voting securities held by US residents were to rise above 50 per cent the Company would no longer satisfy the definition of a “foreign private issuer” under the rules and regulations of the SEC and, on a measuring date specified by the SEC’s rules, it and its insiders would become subject to additional US reporting, disclosure and corporate governance requirements. This could arise if the Proposal is not effected but could be more likely after the primary listing of the parent company of the Signet Group is moved from the Official List to the NYSE.

PART III

THE SCHEME OF ARRANGEMENT AND SHARE CAPITAL CONSOLIDATION

1.	Introduction

The Company is a new company incorporated in Bermuda under the Bermuda Companies Act. The Group will reorganise itself pursuant to the Scheme so that Signet becomes a wholly-owned subsidiary of the Company and the former Signet Shareholders (other than the ADS Depositary) and Signet American Depositary Share (“Signet ADS”) holders become shareholders of the Company.

On 10 July 2008, following a review of the most appropriate primary stock listing and domicile for the Group, the Signet Board announced that it had unanimously approved a proposal (the “Proposal”) to:

•	move the primary listing of the parent company of the Group from the Official List to the NYSE;

•

reorganise the Group pursuant to a Court approved scheme of arrangement so that Signet becomes a wholly-owned subsidiary of the Company, a new company incorporated in Bermuda, and former Signet Shareholders and Signet ADS holders become shareholders of the Company;

•

implement a one-for-twenty share capital consolidation (also known as a reverse stock split) in respect of the Common Shares issued under the Scheme to take effect immediately following the Scheme of Arrangement becoming effective; and

•	apply for a secondary listing on the Official List.

The combined effect of the Scheme and the Share Capital Consolidation (if effected in accordance with their respective terms) will be that Signet Shareholders (including the ADS Depositary) will receive one Common Share for every twenty Signet Shares they hold at the Scheme Record Time (being 5.00 p.m. on the business day immediately prior to the date of the Scheme Effective Date). Following the Scheme becoming effective and the Share Capital Consolidation being implemented, Signet ADS holders will receive from the ADS Depositary one Common Share for every two Signet ADSs.

The Scheme is expected to become effective and dealings in the Common Shares on the London Stock Exchange are expected to commence at 8.00 a.m. on 11 September 2008. Dealings in the Common Shares on the NYSE are expected to commence at 2.30 p.m. on 11 September 2008. If the Scheme does not become effective, the Share Capital Consolidation and the Admissions will not occur.

2.	Expected Scheme Timetable

The following indicative timetable sets out the expected dates in respect of the Scheme.

Event	Time and/or date

The following dates are subject to change

First Court Hearing to sanction the Scheme	8 September 2008

Reduction Record Time	6.00 p.m. on 9 September 2008

Second Court Hearing to confirm Capital Reduction	10 September 2008

Scheme Record Time	5.00 p.m. on 10 September 2008

Effective date of the Scheme	11 September 2008

Effective time for the Share Capital Consolidation	Immediately after the Scheme becomes effective on 11 September 2008

Admission to the Official List and commencement of trading on the LSE in the Common Shares and cancellation of listing on the Official List and cessation of trading of Signet Group plc shares.	8.00 a.m. on 11 September 2008

Commencement of trading on the NYSE in the Common Shares and cancellation of quotation of Signet Group plc ADSs on the NYSE.	2.30 p.m. (9.30 a.m. New York time) on 11 September 2008

Event	Time and/or date

Crediting of Depositary Interests to CREST accounts in respect of Scheme Shareholders who: (i) hold Signet Shares in uncertificated form at the

Scheme Record Time; and (ii) currently hold Signet Shares in certificated form but who complete and execute a CREST Transfer Form and return it to their broker in good time in order to allow the shares to be dematerialised in accordance with Euroclear’s procedures

On or about 11 September 2008

Despatch of share certificates in respect of the Common Shares to Scheme Shareholders who currently hold Signet Shares in certificated form and who do not complete and execute a CREST Transfer Form and return it to their broker in good time in order to allow the shares to be dematerialised in accordance with Euroclear’s procedures	By 25 September 2008

Note, these times and dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme and confirms the associated Capital Reduction as well as the date on which the Court Orders are delivered to the Registrar and the Reduction Court Order is registered by the Registrar.

3.	Reasons for the Scheme

The Directors believe that a US primary listing on the NYSE is in the best interests of Signet Shareholders as a whole and is the natural next step in the evolution of the parent company of the Group’s shareholder base which has seen a steady growth in US ownership since 2003, including a significant increase over the last 12 months with almost 50 per cent of Signet’s voting securities now being beneficially owned by US residents.

The Proposal will align the place of listing with the business activities of the Group, which are predominantly based in the US, and where the Board expects the majority of the Group’s future growth to take place. Currently over 70 per cent of the Group’s sales, operating profit and net assets are in the US. The Board considers there to be a potentially larger pool of investors in the US than in the UK who are more familiar with the Group’s business model, have a better understanding of the underlying economic environment in the US and a lower exposure to foreign exchange movements impacting the value of their investment. In addition, the Board expects that the parent company of the Group would benefit from its primary listing being amongst a more appropriate public company peer group.

To be eligible for inclusion in US domestic stock indices the parent company of the Group could not remain domiciled in England and Wales. It was therefore decided to move the parent company of the Group’s domicile to Bermuda as it is a well established jurisdiction for companies traded on US stock exchanges and included in US domestic stock indices such as Standard & Poor’s. In addition, a change of domicile of the parent company of the Group to Bermuda will minimise the impact on shareholders by allowing it to have legal, regulatory, capital and financial positions largely consistent with those of Signet today. Furthermore, a change of domicile of the parent company of the Group to the US could have caused adverse US tax consequences—these adverse US tax consequences do not arise where the parent company of the Group’s domicile is changed to Bermuda.

4.	Principal Features of the Scheme and Share Capital Consolidation

4.1	The Scheme

On the Scheme becoming effective, the entire issued ordinary share capital of Signet as at the Reduction Record Time will be cancelled and extinguished and New Signet Shares will be issued by Signet to the Company by a capitalisation of the reserves arising from such cancellation, so that Signet becomes a wholly-owned subsidiary of the Company.

Scheme Shareholders (including the ADS Depositary) will receive one Common Share for each Signet Share held by them at the Scheme Record Time.

To become effective, the Scheme requires the approval of: (i) a majority in number of those Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting; and (ii) 75 per cent or more in value of all Signet Shares held by such Scheme Shareholders and voted at that meeting. These approvals were received on 19 August 2008. The Scheme also requires the sanction of the Court and the passing of the special resolution necessary to implement the Scheme at the General Meeting, as well as satisfaction or waiver of the other conditions set out in Section 6 of this Part III.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme.

On the Scheme Effective Date, share certificates in respect of Signet Shares will cease to be valid and Signet Shareholders who hold their Signet Shares in certificated form should, if requested to do so by the Company, send such certificates to the Company for cancellation. In addition, on the Scheme Effective Date, entitlements to Signet Shares held within the CREST system will be cancelled.

4.2	Conditions

The Scheme is subject to a number of conditions set out in full in Section 6 of this Part III.

The Scheme can only become effective if all conditions to the Scheme, including the sanction of the Court, have been satisfied or, where appropriate, waived. The Scheme will become effective upon the delivery for registration to the Registrar of copies of the Court Orders and the registration of the Reduction Court Order. Unless the Scheme becomes effective by not later than 31 December 2008, or such later date as Signet and the Company may agree and the Court may allow, the Scheme will lapse and will not proceed.

In addition, the Signet Board will not prior to or after the First Court Hearing take the steps necessary to enable the Scheme and the Capital Reduction to become effective unless, at the relevant time, they consider that the Scheme continues to be in the best interests of Signet Shareholders as a whole.

The Company has agreed to consent to the Scheme and to undertake to be bound by the terms of the Scheme. The First Court Hearing is expected to be held on 8 September 2008 and the Second Court Hearing is expected to be held on 10 September 2008. It is necessary to have two separate Court hearings to allow people who have options over Signet Shares under the Signet Share Plans which will be triggered on the Scheme being sanctioned at the First Court Hearing, to exercise those options in time for their Signet Shares to be issued before the Reduction Record Time and therefore be Scheme Shares which will be cancelled under the Scheme.

If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective on 11 September 2008, and that dealings in the Common Shares issued pursuant to the Scheme will commence on the NYSE at 2.30 p.m. (9.30 a.m. New York time) on 11 September 2008 and on the London Stock Exchange at 8.00 a.m. on 11 September 2008.

5.	Share Capital Consolidation

As part of the Proposal, it is intended to implement a share capital consolidation (also known as a reverse stock split) on a one-for-twenty basis. This is being proposed to cause the shares of the Company to trade initially on the NYSE at a price more readily comparable to the shares of its peers.

The Share Capital Consolidation will be implemented by consolidating Common Shares issued under the Scheme so that Signet Shareholders will receive one Common Share for every twenty Signet Shares they own (directly or indirectly) at 5.00 p.m. (12.00 p.m. New York time), as the case may be, on 10 September 2008. This is referred to in this document as the Share Capital Consolidation. The Share Capital Consolidation will take effect immediately after the Scheme becomes effective which is expected to occur on 11 September 2008.

The effect of the Share Capital Consolidation will be to reduce the number of Common Shares in issue, but Signet Shareholders and Signet ADSs holders will own the same proportion of the Company as they did of Signet immediately before the Scheme became effective, subject to fractional entitlements.

A fractional entitlement will arise as a result of the Share Capital Consolidation unless a holding of Common Shares is divisible by twenty. For example, a Signet Shareholder holding 50 Common Shares immediately after the Scheme becomes effective would, after the Share Capital Consolidation, be entitled to 2 Common Shares and a one-half fractional entitlement to a new Common Share. In accordance with the Bye-laws, such fractional entitlements will be aggregated, sold in the market and the proceeds will be returned to the relevant Signet Shareholders by cheque to be despatched within 14 days of the Scheme Effective Date.

6.	Conditions to Implementation of the Scheme and Share Capital Consolidation

The implementation of the Scheme is conditional on the following having occurred:

(a)	approval of the Scheme by a majority in number of those Scheme Shareholders who are present and vote either in person or by proxy at the Court Meeting on 19 August 2008 and who represent 75 per cent or more in value of all Scheme Shares held by such Scheme Shareholders and which are voted at the Court Meeting;

(b)	the special resolution of Signet being duly passed by the requisite majority at the General Meeting, that, for the purposes of the Scheme:

(i)	the directors of Signet be authorised to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect;

(ii)	the share capital of Signet be reduced by cancelling and extinguishing all of the Scheme Shares;

(iii)	upon such Capital Reduction taking effect, the authorised capital of Signet be increased to its former amount by the creation of such number of New Signet Shares as shall be equal to the number of Scheme Shares cancelled pursuant to the Capital Reduction and the reserve arising in the books of account of Signet as a result of such Capital Reduction be capitalised and applied in paying up at par these New Signet Shares. These New Signet Shares are to be issued to the Company;

(iv)	the directors of Signet be authorised to make the allotments referred to above; and

(v)	the articles of association of Signet be amended to ensure that any Signet Shares issued after the Shareholder Meetings are compulsorily brought within the provisions of the Scheme or, if issued after the Reduction Record Time, are compulsorily transferred to the Company in consideration for and conditionally upon the Company allotting and issuing to such transferor such number of Common Shares as that transferor would have been entitled to had each such Signet Share been a Scheme Share and also taking into account the Share Capital Consolidation (provided that no such Common Shares shall be allotted or issued prior to the Scheme Effective Date);

(c)	the sanction (with or without modification agreed by Signet and the Company) of the Scheme and the confirmation of the Capital Reduction involved therein by the Court and office copies of the Court Orders and the minute of such reduction attached thereto being delivered for registration to the Registrar and, in relation to the Reduction Court Order, being registered; and

(d)	all necessary approvals or consents for the implementation of the Scheme from all relevant authorities having been obtained by the Company, Signet and other Group companies (as relevant).

The conditions described under (a) and (b) above were satisfied on 19 August 2008.

The Company and Signet have agreed that the Scheme will not be implemented unless prior to the First Court Hearing the listing of the Common Shares on the NYSE has been approved in principle, subject to notice of issuance, by the NYSE. This approval in principle was received in relation to the listing of the Common Shares on the NYSE on 26 August 2008.

The Share Capital Consolidation is conditional upon the Scheme becoming effective in accordance with its terms.

7.	Timetable

The First Court Hearing to approve the Scheme is intended to be held on 8 September 2008. Scheme Shareholders have the right to attend the First Court Hearing and to appear in person or be represented by counsel to support or oppose the sanction of the Scheme. The Second Court Hearing to confirm the Capital Reduction is intended to be held on 10 September 2008.

The Scheme contains a provision for Signet and the Company jointly to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme, or to any condition that the Court may think fit to approve or impose. The Court is unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders are informed of any such modification, addition or condition. It is for the Court to decide, in its discretion, whether or not the consent of the Scheme Shareholders should be sought at a further meeting. Similarly, if a modification, addition or condition is put forward which, in the opinion of the Signet Board, is of such a nature or importance as to require the consent of the Scheme Shareholders at a further meeting, the Signet Board will not give effect to the Scheme unless and until such consent is obtained.

If the Scheme is sanctioned at the First Court Hearing and the Capital Reduction is confirmed at the Second Court Hearing and if the other conditions to the Scheme have been satisfied or waived, the Scheme will become effective on 11 September 2008 and the Common Shares, to be issued in accordance with the terms of the Scheme, will be issued. Immediately following the Scheme becoming effective and the issue of the Common Shares the Share Capital Consolidation will become effective. Dealings on the London Stock Exchange in the Common Shares are expected to commence, at 8.00 a.m. on 11 September 2008. Dealings on the New York Stock Exchange in the Common Shares are expected to commence, at 2.30 p.m. on 11 September 2008.

If the Scheme has not become effective by 31 December 2008 (or such later date as Signet and the Company may agree and the Court may allow), it will lapse. In this event, there will not be a new parent company of the Group, the Share Capital Consolidation will not become effective, the Admissions will not occur, Scheme Shareholders and ADS holders will remain Signet Shareholders and Signet ADS holders (as applicable) and their existing Signet Shares or Signet ADSs will continue to be listed on the Official List or the NYSE (as applicable).

8.	Listings, Dealings, Share Certificates and Settlement

8.1	Listings

The Common Shares are intended to be listed on the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities (by way of a secondary listing) with effect from 8.00 a.m. on 11 September 2008, being the expected Scheme Effective Date. An application will be made in due course relating to this listing. Signet intends to make an application for the cancellation of the listing of Signet Shares on the Official List and their trading on the London Stock Exchange’s main market for listed securities and it is expected that this cancellation will take place simultaneously with the listing of the Common Shares on the Official List.

The Common Shares are intended to be listed on the NYSE. The listing of the Common Shares on the NYSE is expected to become effective, and dealings in Common Shares on the NYSE are expected to commence at 2.30 p.m. (9.30 a.m. New York time) on, 11 September 2008, being the expected Scheme Effective Date. The current listing of Signet ADSs on the NYSE is intended to be cancelled simultaneously with the commencement of dealings of the Common Shares on the NYSE.

The issuance of Common Shares will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. In reliance on the pre-emption attached to NYSE listing, the issuance of Common Shares will not be registered under the securities laws of any state or other jurisdiction of the United States. From the Scheme Effective Date, Common Shares will be freely transferable without restriction under the Securities Act, other than by certain “affiliates” of the Company as described below. An “affiliate” of, or a person “affiliated” with, an issuer is defined (under Rule 144 of the Securities Act) to mean “a person that, directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with,” the issuer. Persons who are “affiliates” of the Company after the Scheme Effective Date will be subject to certain transfer restrictions relating to the Common Shares that they receive under the Scheme. Such Common Shares may not be sold in the United States without registration, except pursuant to the applicable resale conditions of the exemptive safe harbour set forth in Rule 144 under the Securities Act or in a transaction that otherwise is not subject to registration (including but not limited to a transaction that satisfies the applicable requirements for resales outside the United States pursuant to Regulation S under the Securities Act).

A Scheme Shareholder who believes that he or she may be an affiliate of the Company after the Scheme Effective Date should consult his or her own legal advisers prior to any sales of Common Shares.

For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) therein with respect to the Common Shares issued pursuant to the

Scheme, Signet will advise the Court that Signet and the Company will rely on the section 3(a)(10) exemption based on the Court’s sanctioning of the Scheme and will view the Court’s sanctioning of the Scheme as an approval of the Scheme following a hearing on its fairness to Signet Shareholders, at which hearing all such Signet Shareholders are entitled to attend in person or by counsel to support or oppose the sanctioning of the Scheme and with respect to which adequate notification has been given to all such Signet Shareholders.

8.2	Dealings

The Company has applied to list the Common Shares to be issued under the Scheme on the NYSE. The application is expected to become effective and trading in the Common Shares is expected to commence on the NYSE at 2.30 p.m. (9.30 a.m. New York time) on the Scheme Effective Date, which, subject to the approval of the Court, is expected to be 11 September 2008.

The Company intends to apply to list the Common Shares to be issued under the Scheme on the Official List by way of a secondary listing which is expected to become effective, and trading in the Common Shares is expected to commence on the London Stock Exchange’s main market for listed securities, at 8.00 a.m. on the Scheme Effective Date, which, subject to the approval of the Court, is expected to be 11 September 2008.

8.3	Settlement

Subject to the Scheme and the Share Capital Consolidation becoming effective, settlement of the Common Shares to which any Scheme Shareholder is entitled under the Scheme will be effected in the manner set out in this Section 8.3.

To give Scheme Shareholders the choice of whether they want to hold their Common Shares in certificated or uncertificated form, the Company has adopted the Depositary Interest facility operated by Capita IRG Trustees, acting as the Depositary and the issuer of the Depositary Interests. Further information about the Depositary Interest facility is contained in Section 8.4 of this Part III below.

8.3.1	Scheme Shares in certificated form

Scheme Shareholders who hold their Scheme Shares in certificated form at the Scheme Record Time and wish to hold their Common Shares in certificated form need take no action. Definitive share certificates in respect of the Common Shares are expected to be despatched within 10 business days after the Scheme Effective Date. In the case of joint Scheme Shareholders holding their Scheme Shares in certificated form, certificates will be despatched to the person whose name appears first in Signet’s register of members. Pending receipt of certificates, transfers will be certified against the Company’s register of members. As from the Scheme Effective Date, existing certificates representing holdings in certificated form of Signet Shares will cease to be valid for any purpose and Signet Shareholders who hold their Signet Shares in certificated form should, if so requested by the Company, send such certificates to the Company for cancellation.

8.3.2	Scheme Shares in uncertificated form (that is, in CREST)

Scheme Shareholders who hold their Scheme Shares in a CREST account at the Scheme Record Time and who wish to hold and transfer their interests in Common Shares within CREST need take no action. Depositary Interests will automatically be credited to the CREST member account of those Scheme Shareholders or their nominee and instructions will be given to cancel such holders entitlement to their Scheme Shares on or about 11 September 2008, being the expected Scheme Effective Date. Pending the crediting of such CREST stock accounts, transfers of Depositary Interests and the underlying Common Shares will not be possible.

The Company reserves the right to settle all or any part of the Common Shares referred to in this paragraph for all or any Scheme Shareholders in certificated form in the manner referred to in paragraph 8.3.1 of this Part III if, for any reason, it wishes to do so.

8.3.3	General

Signet has confirmed that, except as provided for in the Scheme, settlement of the Common Shares and any other payment which a Signet Shareholder is entitled to receive from Signet or the Company will be implemented in full without regard to any lien, right of set-off, counter claim or other analogous right to which Signet or the Company may be, or claim to be, entitled against such shareholder.

8.4	CREST and Depositary Interests

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. Euroclear is unable to take responsibility for the electronic settlement of shares issued by non-UK companies, such as the Company. This means that the Common Shares may not themselves be admitted to CREST. However, to enable investors to settle its international securities under the CREST system, the Company has arranged for the Depositary to issue Depositary Interests in respect of the underlying Common Shares. With effect from the Scheme Effective Date, CREST members will be able to hold and transfer interests in Common Shares within CREST, pursuant to these Depositary Interest arrangements. The Common Shares will not themselves be admitted to CREST, rather the Depositary will issue Depositary Interests in respect of the underlying Common Shares. In relation to those Scheme Shareholders who wish to hold and transfer interests in Common Shares through CREST, the Company’s register of members will show the Depositary Nominee as the legal holder of the relevant Common Shares who will hold those shares as nominee for the Depositary which in turn will hold its interest in the Common Shares on bare trust for the relevant holders. This means that the beneficial interest in the Common Shares will remain with the holder of the Depositary Interests representing the underlying Common Shares, who will receive all the rights attaching to the Common Shares as it would have done if such holder of Depositary Interests had been on the Company’s register of members itself. A holder of Depositary Interests wishing to withdraw the underlying Common Shares to hold them in certificated form may do so at any time using standard CREST messages. Depositary Interests will be created and issued pursuant to a deed poll executed by the Depositary under English law. These Depositary Interests may be held and transferred within the CREST system. Depositary Interests will have the same security code (ISIN) as the underlying Common Shares and will not require a separate admission to the Official List or to trading on the LSE’s main market for listed securities. If Signet Shares are held in uncertificated form as at the Scheme Record Time, the Signet Shareholder’s CREST account will automatically be credited with equivalent Depositary Interests on or about the Scheme Effective Date.

If a Depositary Interest Holder wishes to withdraw the underlying Common Shares from the Depositary Interest arrangements and to hold and deal in Common Shares in book entry form in the US, Capita Registrars (+44 (0) 871 664 0300) will provide the required form of authorisation and explain the procedure involved.

9.	Treatment of Signet ADSs

Each Signet ADS currently represents ten Signet Shares. Deutsche Bank Trust Company Americas, as ADS Depositary, is the record holder of the Signet Shares underlying the Signet ADSs. The ADS Depositary, as a Signet Shareholder, under the Scheme will be entitled to:

one Common Share for each Signet Share

held by it at the Scheme Record Time.

After the Share Capital Consolidation as described in Section 5 of this Part III, Signet ADS holders, after the satisfaction of certain pre-conditions set forth below, will receive their proportionate entitlement to the Common Shares, in the following proportions:

one Common Share for every two Signet ADSs

as set out in the Scheme Circular and as required by the Deposit Agreement.

In respect of holders of Signet ADSs who hold Signet ADSs in book entry form, the Common Shares will be credited to them in book entry form either: (i) under the direct registration system in the United States; or (ii) credited to their Depositary Trust Company account held by their broker or custodian.

In respect of Signet ADS holders who hold certificates representing Signet ADSs, as soon as reasonably practicable, and in any event within ten business days after the Scheme Effective Date, the Exchange Agent will mail to each such holder a letter of transmittal which such Signet ADS holder must properly complete and deliver to the Exchange Agent along with the relevant holder’s certificate representing the Signet ADSs and instructions for effecting surrender of the Signet ADSs.

Until properly surrendered as set out above, each certificate representing a Signet ADS will, after the Scheme Effective Date, represent the right to receive, upon proper surrender, Common Shares. Upon receipt of such Signet ADSs, the Exchange Agent will transfer to the former Signet ADS holder one Common Share for every two Signet ADSs cancelled by making a book entry in the direct registration system in the United States.

10.	Overseas Shareholders

The implications of the Scheme for Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes, to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the Scheme, including obtaining any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If, in respect of any Overseas Shareholder, the Company is advised that the allotment and/or issue of Common Shares would or might infringe the laws of any jurisdiction outside the United Kingdom or the United States or would or might require the Company to comply with any governmental or other consent or any registration, filing or other formality with which the Company is unable to comply with or compliance with which the Company regards as unduly onerous, the Company shall (unless such shareholder satisfies the Company that no such infringement or requirement would apply) be authorised to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such shareholder to a nominee to hold such Scheme Shares on trust for that holder, on terms that such nominee shall sell the Common Shares, if any, that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Date.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

11.	UK Takeover Code

As the Company is incorporated in Bermuda, it is subject to the laws of Bermuda. The Takeover Code will not apply to the Company and the laws of Bermuda do not contain any of the provisions applicable in the UK which are designed to regulate the way in which takeovers are conducted. Accordingly, any person or persons acting in concert will be able to acquire shares in the Company which, when taken together with the shares already held by them, carry 30 per cent or more of the voting rights in the Company without being required to make a general offer for the entire issued share capital of the Company. Additionally, any party intending to acquire all, or a substantial part of, the issued share capital of the Company will not be obliged to comply with the provisions of the Takeover Code as to announcements, equality of treatment for shareholders as to the value and type of consideration offered, and will not be subjected to the scrutiny and sanctions of the Panel.

The Bye-laws instead contain certain takeover protections, although these will not provide the full protections afforded by the Takeover Code.

For the avoidance of doubt, the Takeover Code does not apply per se to the Company or the Common Shares and the Panel will not be responsible for enforcing any takeover-related provision in the Bye-laws.

PART IV

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors Sir Malcolm Williamson Terry Burman Walker Boyd Mark Light Robert Blanchard Dale W. Hilpert Russell Walls	Chairman (non-executive) Group Chief Executive Group Finance Director US Chief Executive and Executive Director Non-executive Director Non-executive Director Non-executive Director

Company Secretary Susie Grant

Group Company Secretary Mark Jenkins

Registered Office and Directors’ Business Addresses Clarendon House 2 Church Street Hamilton HM11 Bermuda

Financial Adviser Lazard & Co., Limited 50 Stratton Street London W1J 8LL United Kingdom	Auditors KPMG Audit plc 8 Salisbury Square London EC4Y 8BB United Kingdom

Reporting Accountants KPMG Audit plc 8 Salisbury Square London EC4Y 8BB United Kingdom	Bermuda Legal Advisers to the Company Conyers, Dill & Pearman Clarendon House 2 Church Street PO Box HM 666 Hamilton HM CX Bermuda

English Legal Advisers to the Company Herbert Smith LLP Exchange House Primrose Street London EC2A 2HS United Kingdom	US Legal Advisers to the Company Weil, Gotshal & Manges LLP 767 Fifth Avenue New York NY 10153 USA

UK Transfer Agent Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom	Registrar Capita Registrars (Jersey) Limited 12 Castle Street St Helier Jersey JE2 3RT

US Transfer Agent American Stock Transfer & Trust Company Peck Slip Station P.O. Box 2050 New York NY 10272-2050 USA	Exchange Agent American Stock Transfer & Trust Company Peck Slip Station P.O. Box 2050 New York NY 10272-2050 USA

Depositary Capita IRG Trustees Limited The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom

Principal Bankers Barclays Bank plc 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom	Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR United Kingdom

HSBC Bank plc 8 Canada Square Canary Wharf London E14 5HQ United Kingdom	Fifth Third Bank Fifth Third Center 600 Superior Ave East Cleveland OH 44114 USA

PART V

PRESENTATION OF STATISTICAL DATA AND OTHER INFORMATION

1.	Forward-looking Statements

This document contains forward-looking statements regarding the financial conditions, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities, plans and objectives of management and other matters relating to the Company. Statements in this document that are not historical facts are hereby identified as “forward-looking statements”. In some instances, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. Save for those forward-looking statements required to be included in this document in accordance with the Listing, Prospectus, Disclosure and Transparency Rules, such forward-looking statements, including, without limitation, those relating to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business, financial market risk and risks and uncertainties relating to the Proposal (including but not limited to, risks and uncertainties relating to implementation of the Proposal, market price, future sales, dilution and transferability of the Common Shares, secondary listing, changes in tax treatment, takeover protections, and more extensive US regulation of the Company) in each case relating to the Group wherever they occur in this document, are necessarily based on assumptions reflecting the views of the Company, involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements and speak only as at the date of this document.

Important factors which may cause actual results to differ include, but are not limited to, those described in Part II “Risk Factors” of this document.

Save as required by law, or by the Listing, Prospectus or Disclosure and Transparency Rules, the Company undertakes no obligation to release publicly the results of any revisions to any forward-looking statements in this document that may occur due to any change in the Directors’ expectations or to reflect events or circumstances after the date of this document.

2.	Market and Industry Data

The Company confirms that information sourced from a third party (which is identified as such in this document) has been accurately reproduced, and as far as the Company is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. In addition, in many cases the Company has made statements in this document regarding its industry and its position in the industry based on industry forecasts, market research and internal surveys as well as its own experience.

3.	Sources of Financial Information

Unless otherwise indicated, financial information relating to the Company (such as sales and income) for the fiscal years ending on 28 January 2006, 3 February 2007 and 2 February 2008 and the 26 weeks ended 2 August 2008 has been extracted without material adjustment from the financial information in Parts X and XI (which has been prepared in accordance with US GAAP). The audited accounts filed for the periods covered by the financial information included in this document, being the fiscal years ending on 28 January 2006, 3 February 2007 and 2 February 2008, were prepared under IFRS and have been restated in US GAAP.

4.	Presentation of Financial Information

All references to “pounds”, “pounds sterling”, “sterling”, “£”, “pence”, and “p” are to the lawful currency of the United Kingdom. All references to “dollars”, “US dollars”, “$”, “cents” and “c” are to the lawful currency of the United States of America. The Group prepares its financial statements in US dollars.

Percentages in tables have been rounded and accordingly may not add up to 100 per cent. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

5.	Definitions

Certain terms used in this document, including capitalised terms and certain technical terms, are defined and explained in Part XIII “Definitions”.

PART VI

INFORMATION ON THE GROUP

1.	Introduction

The Group is the world’s largest speciality retail jeweller and operates leading operations in both the US and UK. The US market accounts for approximately 50 per cent of worldwide jewellery sales and the UK market for around 7 per cent.

The Group is the largest US speciality retail jeweller by sales having an approximate 4.2 per cent share of the $65.5 billion total jewellery market from 1,399 stores in 50 states at 2 February 2008. The Group’s mall stores trade nationwide as Kay Jewelers, and regionally under a number of well-established and recognised names. Destination superstores trade as Jared The Galleria Of Jewelry.

In the UK, the Group is the largest speciality retailer of fine jewellery with 563 stores at 2 February 2008 and an approximate 12 per cent share of the £4.5 billion total jewellery market. Primarily situated in shopping malls or prime “High Street” locations (main shopping thoroughfares with high pedestrian traffic), the stores trade as “H. Samuel”, “Ernest Jones” and “Leslie Davis”.

The Group aims to build long term value through focussing on the customer by providing a superior merchandise selection in high quality real estate locations. Effective advertising draws consumers into the stores, where they are provided with outstanding service. The operating philosophies that help the Group achieve these aims are:

•	excellence in execution;

•	test before we invest;

•	continuous improvement; and

•	disciplined investment.

The Group’s strategy to deliver shareholder value is to:

•	continue to achieve sector leading performance standards on both sides of the Atlantic;

•	increase store productivity in the US and the UK;

•	grow new store space in the US; and

•	maintain a strong balance sheet.

2.	History and Development

Signet was incorporated in England and Wales on 27 January 1950 under the name Ratners (Jewellers) Limited. The name was changed on 10 December 1981 to Ratners (Jewellers) Public Limited Company, on 9 February 1987 to Ratners Group plc and on 10 September 1993 to Signet Group plc. On 10 July 2008 Signet announced it would move the domicile of the Group to Bermuda. This will involve an acquisition, via a scheme of arrangement, of Signet by the Company, a new Bermuda based holding company. The Scheme is due to become effective (subject to certain conditions as set out in Section 4.2 of Part III) on 11 September 2008.

The Company is governed by the Bermuda Companies Act. The Bye-laws, which are to be adopted, with effect immediately following the Scheme becoming effective, are available on the Website. The Company’s registered number is 42069. The Company’s registered office is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

Significant events that have occurred in the last five years are detailed below:

1 September 2003	Dale Hilpert was appointed to the Signet Board as a non-executive director.

8 January 2004	Lee Abraham retired from the Signet Board as a non-executive director.

28 September 2004	The Group entered into a $390 million unsecured multi-currency five year revolving credit facility agreement. This replaced the $410 million facility that was due to expire in August 2006. The terms of this agreement were broadly similar to those of the facility being replaced.

8 October 2004	The Group announced a change in its American Depositary Share ratio from 30:1 to 10:1 to become effective from 18 October 2004.

18 October 2004	The Group announced its intention to list the Signet ADSs on the NYSE from 16 November 2004, under the ticker symbol SIG. It was confirmed that the Signet ADS ratio change had become effective on 18 October and that Deutsche Bank Trust Company Americas had recently been appointed as the depositary bank for the Signet ADSs.

1 November 2004	Robert Walker was appointed to the Signet Board as a non-executive director.

6 April 2005	James McAdam announced his intention to retire from the Signet Board no later than at the conclusion of the annual general meeting on 9 June 2006. Robert Anderson was appointed to the Signet Board.

7 September 2005	H. Samuel launched online shopping at its website www.hsamuel.co.uk.

28 November 2005	Sir Malcolm Williamson was appointed to the Signet Board as a non-executive director.

12 January 2006	Mark Light was appointed Chief Executive of the Group’s US Division and to the Signet Board.

30 March 2006	Signet entered into a $380 million US private placement note term series purchase agreement, funding date 23 May 2006, to refinance the maturing securitisation programme and for general corporate purposes.

5 April 2006	The Group announced the appointment of Sir Malcolm Williamson as Chairman of the Signet Board with effect from the annual general meeting on 9 June 2006 subject to his election as a director at that annual general meeting.

9 June 2006	James McAdam retired from the Signet Board and Sir Malcolm Williamson was appointed as Chairman of the Signet Board.

17 July 2006	The Group announced that it was commencing a buyback of up to £50 million of its ordinary shares. The shares would either be cancelled or held in treasury.

5 September 2006	Kay launched online shopping at its website www.kay.com.

14 September 2006	Ernest Jones launched online shopping at its website www.ernestjones.co.uk.

5 February 2007	The Group redenominated its share capital into US dollars. The nominal value of an ordinary share changed from 0.5 pence to 0.9 cents per share.

26 October 2007	The Group entered into a 364 day $200 million asset backed variable funding note conduit securitisation facility for general corporate purposes.

9 January 2008	Lesley Knox was appointed to the Signet Board as a non-executive director.

25 June 2008	The Company was incorporated under the laws of Bermuda.

26 June 2008	The Group entered into a $520 million unsecured multi-currency five year revolving credit facility agreement. This replaced the $390 million facility entered into in September 2004.

1 July 2008	Terry Burman was appointed to the Board.

8 July 2008	Sir Malcolm Williamson was appointed to the Board as non-executive chairman, Walker Boyd and Mark Light were appointed to the Board and Robert Blanchard, Dale Hilpert and Russell Walls were appointed to the Board as non-executive directors.

10 July 2008	Announcement of a proposed scheme of arrangement to move the primary listing to the NYSE and move the domicile of the parent company of the Group to Bermuda.

19 August 2008	Court Meeting and General Meeting approved the scheme of arrangement.

11 September 2008	Expected effective date of the Scheme with the Company becoming the new parent company of the Group and the primary listing moving to the NYSE.

3.	Business Overview

The Group is managed as two geographical operating segments, the US and the UK divisions, and in 2007/08 the geographic split of revenue and profit was approximately 75 per cent and 25 per cent respectively.

3.1	US Market Overview

3.1.1	Introduction

Total US jewellery sales, including watches and fashion jewellery, are estimated by the US Department of Commerce to have been $65.5 billion in calendar year 2007. The US jewellery market, which has grown at a compound annual growth rate of 5.9 per cent over the last 25 years, accounts for just under 50 per cent of global jewellery consumption (source: Jewelry Industry Research Institute). The Directors believe that the jewellery category competes with other sectors, such as electronics, clothing and furniture, as well as travel and restaurants for consumers’ discretionary spending.

A jewellery sale normally requires interaction between the customer and the sales associate, during which the items are removed from the display cases, with their respective qualities explained to the customer. Consumer surveys conducted by the Group indicate that a key factor in the purchase of jewellery is the customer’s confidence in the sales associate. Other important competitive points of differentiation are merchandise selection and the reputation of the retail brand name. In the speciality sector, while price is important to the customer, the Directors believe these other three factors are of a higher priority.

3.1.2	Market structure

While the US retail jewellery industry is highly fragmented, the share taken by speciality jewellers has been steady at about 47.5 per cent of total jewellery sales. General retailers, such as department stores, discount outlets, television home shopping, general merchandisers, apparel retailers and accessory stores, had a 44.8 per cent market share in calendar year 2007. Internet jewellery sales, including both speciality and general retail websites accounted for 7.3 per cent in calendar year 2007. The largest jewellery retailer was Wal-Mart Stores, Inc. (“Wal-Mart”), whose merchandise mix is believed by the Directors to be markedly different to that of the Group’s US division. In calendar year 2007 Wal-Mart had an estimated market share of 4.3 per cent (source: National Jeweler). The Group is the second largest jewellery retailer with a market share of 4.1 per cent in calendar year 2007. See table below for details.

	Calendar year 2007	Calendar year 2006	Calendar year 2002	Calendar year 1997
Total US jewellery sales(1)	$65.5 bn	$62.8 bn	$51.2 bn	$40.9 bn
Speciality share(2)	47.9 per cent	47.6 per cent	48.4 per cent	48.3 per cent
General retailers share	44.8 per cent	46.0 per cent	48.2 per cent	49.4 per cent
Internet share(3)	7.3 per cent	6.4 per cent	3.4 per cent	2.3 per cent
Group share	4.1 per cent	4.2 per cent	3.4 per cent	2.3 per cent

(1)	Source: US Department of Commerce

(2)	Source: US Census Bureau

(3)	Source: National Jeweler

In calendar year 2007 the US jewellery market grew by 5.3 per cent, primarily reflecting the slower growth of discretionary disposable income and was below the 25 year average of 5.9 per cent. The first quarter was weak, reflecting poor weather that adversely affected the important Valentine’s Day period. The second and third quarters, when the jewellery market is typically primarily driven by bridal related purchases, was a little more buoyant, but the key fourth quarter was disappointing. The slowdown in the fourth quarter reflected the general retail marketplace, with jewellery sales being particularly affected. The speciality jewellery sector grew by 2.6 per cent in calendar year 2007, below the 25 year average of 5.1 per cent. The middle market is believed to have been weaker than the total speciality market, reflecting the greater pressure on discretionary expenditure experienced by median income households than those with income in the top quartile.

3.1.3	Long term performance

Jewellery sales have, over the longer term, grown broadly in line with personal consumption expenditure. Jewellery sales are seasonal as the primary reasons to purchase jewellery and watches are for bridal related occasions and gift giving events such as Christmas, birthdays, Valentine’s Day and

Mother’s Day. Jewellery is also purchased for self reward and as a fashion accessory. The rate of growth accelerates and slows broadly in line with major non-food retail categories as the majority of jewellery sales are made in the middle mass market. Jewellery sales outperformed other comparable sectors in the more buoyant late 1990s, underperformed in 2001 and performed in line with selected other non-food retail categories during 2002 to 2007. Over the last ten years, the Group’s total US dollar sales rose (including the acquisition of Marks & Morgan) at a compound annual growth rate of 11.1 per cent compared to 4.7 per cent for the jewellery sector as a whole.

The Directors believe that the long term outlook for jewellery sales is encouraging given the expected growth in disposable income and the increasing number of women in the work force. However, jewellery sales are subject to fluctuations in the general level of retail sales.

3.1.4	Speciality jewellery sector

The Group’s US division had an 8.8 per cent market share of the speciality sector in 2007/08 (2006/07: 8.8 per cent). Its largest direct competitor had a speciality market share of 6.4 per cent (2006/07: 7.3 per cent). Kay and Jared were two of the top four brands in the speciality sector. Only these four brands had a level of sales that enabled the cost effective use of national television advertising, the most efficient form of marketing in the US. Of the two other brands, only one targeted the middle market segment, which is the primary customer of the Group’s US division. In calendar year 2006 only three other speciality retail jewellers had sales of more than $500 million (according to National Jeweler). Independent retail jewellery stores (including medium and smaller regional chains with sales of less than $500 million) together accounted for over 70 per cent of the speciality market.

In calendar year 2007, the Jewelers Board of Trade estimated that there were some 23,449 speciality jewellery firms in the US, compared to 27,580 in 1997 and 25,043 in 2002, which is a compound annual decrease of 1.6 per cent since 1997. In calendar year 2007 the number of speciality firms declined by some 349, a fall of 1.5 per cent. Since 1997 the number of stores operated by the five largest speciality jewellery retailers increased by about 950, of which some 66 per cent is accounted for by the Group’s growth. This reflects the continuing consolidation taking place in the sector, which provides a significant growth opportunity for those businesses with competitive advantages in the sector.

3.1.5	Diamond jewellery sales

Diamond jewellery accounts for some 55 per cent of total jewellery sales in the US market (source: Diamond Information Centre). About 50 per cent of worldwide diamond jewellery sales are made in the US (source: Jewelry Industry Research Institute). During the last ten years US diamond jewellery sales have risen by 6.1 per cent per annum compared to 4.7 per cent for the total jewellery market. Diamond jewellery accounted for 75 per cent of the US division’s merchandise sales in 2007/08, compared to 63 per cent in 1997/98 and 72 per cent in 2002/03.

3.2	US division overview

3.2.1	Brands—Kay Jewelers

(A)	Introduction

Kay operated 894 stores in 50 states at 2 February 2008 (3 February 2007: 832 stores) and the expansion of Kay as a nationwide chain is an important element of the US division’s growth strategy. The Directors believe that there is a long term potential for over 1,400 Kay stores in the US. Since 2004/05 Kay has been the largest speciality retail jewellery brand in the US, based on sales, and has subsequently increased its leadership position. Kay targets households with an income of between $35,000 and $100,000; such households account for about 40 per cent of US jewellery expenditure.

In 2007/08 Kay sales were $1,489.6 million (2006/07: $1,486.7 million). The average retail price of merchandise sold in Kay in 2007/08 was $327 (2006/07: $317; 2005/06: $305). During the year a further net 62 stores were opened, bringing the total to 894. The roll-out of Kay stores in open-air retail centres accelerated with 40 opened in 2007/08 (2006/07: 21 opened). The test of Kay stores in outlet centres entered its second year with five additional sites (2006/07: four additional sites) with encouraging initial results. In September 2006 an e-commerce facility was successfully launched on the Kay website and this was enhanced during 2007/08. E-commerce sales have increased significantly but remain small in the context of the division.

(B)	Customer Service

Critical to Kay’s success is well trained staff with the appropriate product knowledge and selling skills to communicate the competitive value of merchandise. During 2007/08 the roll-out of the US division’s enhanced training programme and new store communications system was completed.

(C)	Merchandising

Each store has a core inventory package that includes those items promoted by Kay’s marketing. This core inventory is supplemented on a store by store basis by items selected by the division’s central merchandising function based on the sales pattern of each individual store.

(D)	Marketing

The romance-and-appreciation-based theme of Kay’s television advertising programme continues to utilise the tag line “Every kiss begins with Kay”, which has been used to improve name recognition of the chain since 2000. The Directors believe that use of national television advertising, which is considered to be the most efficient and cost-effective form of paid for marketing, enhances brand name recognition nationwide, provides increased marketing leverage and improves access to prime store real estate sites.

Television advertising is supplemented with national print advertising in USA Today and in 2007/08 by national network radio advertising. In 2007/08 the US division produced 11 Kay catalogues that featured a wide selection of merchandise and were prominently displayed in stores and mailed directly to targeted customers. Telephone marketing is also used. The Kay website is the third most visited speciality retail jewellery website (source: Hitwise).

(E)	Real estate

Kay stores have historically been located in covered regional malls and it is believed that in the longer term there is potential for some 850 stores in this format. The average mall store contains approximately 1,270 square feet of selling space and 1,500 square feet of total space. The design and appearance of stores is standardised. The typical capital and working capital investment in the first year of trading is about $1.1 million. To maximise customer footfall, these stores are normally only opened in centre court locations, corner locations by the main entrance to a mall or in corner locations by the food court; around 60 per cent of the stores have centre court sites. In 2007/08 a net 17 new mall stores were opened, bringing the total to 789. A further net 11 mall stores are planned to be opened in 2008/09.

Since 2002/03 new formats have been developed for locations not in traditional malls because the Directors believe these alternative locations present an opportunity to reach new customers who are aware of the brand but have no convenient access to a store, or for customers who prefer not to shop in a mall. Such stores further leverage the strong Kay brand, marketing support and the central overhead.

Off-mall locations: Kay stores in off-mall centres provide an expansion opportunity to take advantage of these fast growing retail venues. These include power strips and lifestyle centres. A ‘power strip’ centre is a suburban open air shopping complex but the retail mix is predominantly “category killer” superstores with some smaller speciality units. “Lifestyle” refers to suburban open air shopping centres where the retail mix is biased toward fashion stores and which are also likely to have a large number of restaurants and other leisure facilities such as a movie theatre.

Kay stores in off-mall locations were successfully tested for three years from 2003/04 with 31 stores having been opened. The roll-out of Kay stores in these open air centres began in 2006/07 and at 2 February 2008 there were 92 trading; it is planned to open 18 in 2008/09 and to close five. A long term potential for over 500 suitable locations has been identified in these centres, and will account for the majority of new Kay stores. Such stores are expected to have a lower capital expenditure, lower rents and lower sales per store at maturity than that of the Kay chain average, and are anticipated to satisfy the normal return on investment hurdle set by the Group.

Outlet locations: A test of Kay in outlet malls began in 2006/07 when four stores were opened. These stores provide penetration into the value conscious sector of the market and are located in two types of centres: “factory outlets”, in which 50 per cent or more tenants are manufacturers’ outlets; and “mixed use” centres, typically with one million square feet of manufacturers’ outlet units, traditional mall stores and large space retailers. The core merchandise is the same as in all other Kay stores, as is the pricing structure, but the range of such outlet locations is supplemented by clearance merchandise rather than fashion product. At 2 February 2008 there were ten (3 February 2007: five) Kay stores in outlet locations and a further eight are planned to be opened in 2008/09. The Directors believe there is a long term potential for over 100 Kay stores in outlet malls. The capital expenditure to open an outlet store is similar to that of a traditional mall store.

Metropolitan locations: Kay metropolitan stores allow penetration into high population downtown areas under-served by the division’s typical mall and off-mall stores. These metropolitan markets have a high density of retail, business, entertainment and government establishments with good public transit services and high pedestrian footfall. While the performance of the three stores opened in 2005/06 has been satisfactory, no additional metropolitan stores have been opened due to a lack of real estate that satisfies both operational and financial investment criteria. The Directors believe that there is a long term potential for between five and ten metropolitan Kay stores.

These Kay stores have a higher capital expenditure, higher rents and higher sales per store at maturity than that of the Kay chain average. The development of these stores draws on the division’s experience gained from both mall stores and Jared.

Recent openings, current composition, planned openings in 2008/09 and long term potential for each Kay format is shown below:

	Net openings						Stores at 2 Feb. 2008	Expected net openings 2008/09		Long term potential
	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
Stores
Mall	9	31	15	25	26	17	789	11	(1)	850+
Off-mall	–	10	10	11	21	40	92	18		500+
Outlet	–	–	–	–	4	5	10	8		100+
Metro	–	–	–	3	–	–	3	nil		5-10

Total	9	41	25	39	51	62	894	37		1,460+

(1)	includes 11 stores rebadged as Kay that had previously been operated under a regional brand logo

3.2.2	Jared The Galleria Of Jewelry

(A)	Introduction

Jared is the leading off-mall destination speciality retail jewellery chain in its sector of the market with 154 stores as at 2 February 2008 (3 February 2007: 135 stores), equivalent in space terms to over 600 mall stores. The Directors believe there is potential for over 300 Jared stores in the US. Since the first Jared store was opened in 1993, it has grown to be the fourth largest US speciality retail jewellery brand by sales. Each Jared is equivalent in size to about four of the division’s mall stores. Its main competitors are independent operators, with the next largest chain operating some 23 stores.

Jared targets an under-served sector at the upper end of the middle market. This customer is more mature and has a higher income than that of the Group’s US mall store customer. An important distinction of a destination store is that the potential customer visits the store with a greater intention of making a jewellery purchase, whereas in a mall there is a possibility that the potential shopper is undecided about the product category in which they will ultimately make a purchase.

The average retail price of merchandise sold in Jared stores during 2007/08 was $747 (2006/07: $719), which was more than double that of a Group US mall store. Jared targets households with an income of between $50,000 and $150,000; these households account for about 50 per cent of US jewellery expenditure.

During 2007/08 Jared sales were up by 13.8 per cent to $756.4 million (2006/07: $664.4 million); the portfolio of 154 stores increased by 19 during the year. In 2007/08 Jared entered the New York and Philadelphia markets and it is planned to expand further in both during 2008/09. For Christmas 2007 Jared utilised both national cable and network television advertising for the first time.

(B)	Customer service

A key point of differentiation, compared to a typical mall store, is Jared’s superior customer service as, due to its larger size, more specialist staff are available. For example there are dedicated personnel for the diamond, timepieces, and gold and other jewellery departments, as well as for the design and repair workshop. In addition every sales associate in the diamond department is required to be a certified diamontologist. As a result, more in-depth selling methodologies may be used, such as the ‘white glove’ presentation of timepieces. Every Jared has an on-site design and repair centre where most repairs are completed within one hour. The centre also mounts loose diamonds in settings and provides a custom design service when required. Each store also has at least one diamond viewing room, a children's play area and complimentary refreshments.

(C)	Investment model

In the first year of trading a typical Jared store requires an investment of about $3.9 million, of which about 75 per cent is working capital. First year sales are projected to be some $3.25 million and to make a contribution on a ‘four wall basis’. In the first five years of trading a Jared store is forecast to have a faster rate of like for like sales growth than that of a mall store over the same period. At the end of this period the planned sales level is $5 million to $6 million and the expected operating margin is comparable to that of a mall store at maturity, with a greater return on capital employed.

The chain is immature with only 44 per cent of stores having traded for five or more years. In their fifth year of trading the average sales of a Jared store was some $5.6 million which is above the target level set at the time of the original investment. The average sales per store for those Jared locations that have been open for six years or more was $6.4 million in 2007/08 (2006/07: $6.8 million). The average sales per Jared store open for the whole of 2007/08 was $5.3 million (2006/07: $5.7 million) reflecting an increased rate of new store openings in recent years and the impact of the 53rd week in 2006/07.

Since the concept was first tested in 1993 it has been continually evaluated, developed and refined. The Directors believe that compared to its competitors, Jared benefits from leveraging the division’s established infrastructure, access to a pool of experienced store managers, and availability of capital required to develop and grow the brand.

(D)	Merchandising

Jared’s merchandise range is about five times the value of one of the US division’s mall stores and includes larger and better quality diamonds, such as the “Leo Artisan”, the “Peerless Diamond” and the “Hearts Desire” ranges. The diamond selection also includes an extensive choice of loose stones in sizes from 1/5 carat to three carats. There is a wide selection of settings into which the chosen stone can be set on-site. In addition each Jared has a virtual diamond vault, linked exclusively to a vendor's inventory, allowing an item selected by the customer to be delivered to a Jared store, usually within 24 hours.

In 2007/08 watches accounted for about double the merchandise mix in Jared to that of the division as a whole. The range, which continues to be expanded, includes Baume & Mercier, Cartier, Montblanc, Movado, Omega, Rado, Raymond Weil, Rolex, Tag Heuer and Tissot. Each store also has a comprehensive range of gold and coloured stone jewellery.

(E)	Marketing

Jared advertises on local radio for most of the year and complements this during key trading periods by advertising on television. The move by Jared to national rather than local television advertising, which began in 2006/07, gives the potential to improve advertising leverage in 2008/09 and beyond. Jared has a higher advertising to sales ratio than the division’s mall stores because it is a destination store and is still at an early stage of development. In 2008/09 national radio advertising will be used for the first time. The advertising is designed to build name recognition and visit intent through an emphasis on selection and service and utilises the tag line “He went to Jared”. A special catalogue featuring luxury watches was produced for Jared. There is also a marketing website for Jared which commenced e-commerce in August 2008.

(F)	Real estate

The typical Jared store has about 4,900 square feet of selling space and 6,100 square feet of total space. Jared locations are typically free-standing sites in shopping developments with high visibility and traffic flow, and positioned close to major roads. The retail centres in which Jared stores operate normally contain strong retail co-tenants, including other category killer destination stores such as Borders Books, Best Buy, Home Depot and Bed, Bath & Beyond, as well as some smaller speciality units. It is planned to open 17 Jared stores in 2008/09 and this format continues to account for the majority of the division's space growth.

3.2.3	Brands—regional brands

(A)	Introduction

The Group also operates mall stores under a variety of established regional trade names. The leading brands include JB Robinson Jewelers, Marks & Morgan and Belden Jewelers. Nearly all of these stores are located in malls where there is also a Kay store. The Directors believe there is long term potential for about 700 stores in malls trading under the regional brand names. These stores target a similar customer to those that shop at Kay.

At 2 February 2008, 351 regional brand stores operated in 37 states (3 February 2007: 341 stores in 33 states) and sales for 2007/08 were $459.7 million (2006/07: $501.0 million). The average retail price of merchandise sold in a regional store during 2007/08 was $343 (2006/07: $332).

(B)	Real estate

The location of regional brand stores within a mall is similar to that of a Kay store. New regional chain stores are opened if real estate satisfying the division’s investment criteria becomes available in their respective trading areas where marketing support can be cost effective. Consideration is given to changing the logo of a regional brand store to Kay where the overall return on capital employed, including any resulting impact on other stores operated by the division, may be increased. The Directors believe that it may be possible to develop a second mall-based brand of sufficient size to take advantage of national television advertising. This would require the acquisition of a number of small regional chains, or a large regional chain. Such acquisitions would have to meet the Group’s strict operational and financial criteria before being considered and are not expected to occur imminently. It is planned to reduce the number of regional brand stores by about 40 in 2008/09.

(C)	Customer service and merchandising

The same field operations, training and merchandising teams are responsible for the regional brands as manage the Kay stores.

(D)	Marketing

The primary form of marketing for the regional brands has been radio. Direct mail and telephone marketing are also used to encourage repeat purchases by current customers. A similar number of catalogue editions were produced for each regional brand as for Kay. There are also marketing websites for some of the brands. A test of local television advertising began during Christmas 2005 and this has now ended as a satisfactory uplift in sales was not being achieved. The appropriate level of marketing support for the regional brands is determined by the incremental sales productivity of such activities compared to the marginal cost of the promotional expenditure. A lower level of expenditure is expected to be incurred in 2008/09 and radio advertising has been eliminated for the Christmas season.

3.2.4	Functional overview

(A)	Operating structure

While the US division operates under twelve different brands, many functions are integrated to gain economies of scale and have commonality of systems where a fully integrated approach is inappropriate. For example in store operations there is a separate dedicated field management team for the mall brands, Jared and the in-store repair function, while there is a combined diamond sourcing function.

(B)	Customer service and human resources

Introduction: Customer service and human resources are central to the division’s success and are a key constraint on the rate of growth achieved. A major priority of the division is to continually improve the quality of customer experiences in its existing stores while providing sufficient staff that are well trained and with suitable experience to run the new stores being opened.

During 2007/08 the implementation of an enhanced training system for store staff, to develop customer service skills and product knowledge further, was completed. Training to implement a new store communications system was also carried out; the system has increased productivity by improving in-store execution, compliance monitoring, store feedback and has enhanced the ability to identify store and divisional level opportunities to improve execution further. Training and systems enhancements to improve the repair service, an important driver of footfall and customer trust, were also implemented.

Customer satisfaction: A customer satisfaction index covering 12 criteria was introduced to all stores during 2006/07. Based on customer feedback, each store is benchmarked against others in its district, region and across the division. The scores are reported on a monthly basis, highlighting areas of good performance and those for improvement, and are one of the key performance indicators used to manage each store.

Training: Providing knowledgeable and responsive customer service is a priority, and is regarded by management as a key point of differentiation. It is believed that highly trained sales associates, with the necessary product knowledge to communicate the quality, attributes and competitive value of merchandise, are critical to the success of the business. Store staff also receive training on supply chain issues such as conflict diamonds and the environmental impact of gold mining.

Retail sales personnel are encouraged to become certified diamontologists by graduating from a comprehensive correspondence course provided by the Diamond Council of America. Over 50 per cent of the division’s full time sales staff who have completed their probationary period are certified diamontologists or are training to become certified. All store managers are required to be so qualified. The number of certified diamontologists employed by the US division increased by 16 per cent in 2007/08 to some 5,300. Employees often continue their professional development through completion of further courses on gemstones and timepieces.

The US division’s substantial training and incentive programmes, for all levels of store staff, are designed to play an important role in recruiting, educating and retaining qualified store staff. The preferred practice is to promote managers at all levels from within the business in order to maintain continuity and familiarity with the division’s procedures.

Goals and incentives: All store employees are set daily performance standards and commit to goals. Sales commission based on individual and store performance is paid. Sales contests and incentive programmes also reward the achievement of specific targets with travel or additional cash awards. Apart from sales-based incentives, bonuses are paid to store managers depending on store contribution and to district managers for the achievement of key performance objectives. In 2007/08 approximately 19 per cent (2006/07: 23 per cent) of store personnel remuneration was commission and incentive-based.

US head office bonuses are based on the performance of the division against predetermined annual profit targets. Promotion and salary decisions for principally non-management head office personnel are based on performance against service level and productivity goals; for managers they are based on annual objectives and performance against individual job requirements.

Store managers: Each store is led by a store manager who is responsible for various store level operations including overall sales and branch level variable costs; certain personnel matters such as recruitment and training; and customer service. Administrative matters, including purchasing, merchandising, payroll, preparation of training materials, credit operations and divisional operating procedures are consolidated at divisional level. This allows the store manager to focus on those tasks that can be best executed at a store level, while enabling the business to benefit from economies of scale in administration and to help ensure consistency of execution across all the stores.

Recruitment, retention and promotion: Although staff recruitment is primarily the responsibility of store and district managers, field recruiters are supplied by a central recruitment function. Methods such as internet recruitment are used to provide stores with a larger number of better-qualified candidates from which to select new staff.

The Directors believe that the recruitment and retention of highly-qualified and well-trained staff in the US head office is essential to supporting the stores. A comprehensive in-house curriculum, including leadership development, supplements specific job training and emphasises the importance of the working partnership between stores and the head office.

A key motivator for all staff, and in particular for store based employees, is the division’s practice of internal promotion. It is a requirement that District Managers and Vice Presidents of Regional Operations have been a store manager within the division.

(C)	Merchandising and purchasing

Introduction: It is believed that selection, availability, and value for money of merchandise are factors that are critical to success as a speciality retail jeweller. In the US business, the range of merchandise offered and the high level of stock availability are supported centrally by extensive and continuous research and testing. Best-selling products are identified and their rapid replenishment ensured through analysis of sales by stock keeping unit. This approach enables the division to deliver a focused assortment of merchandise to maximise sales, minimise the need for discounting and accelerate inventory turn. The US division is better able to offer superior value and consistency of merchandise than its competitors, due to its supply chain advantages.

The US division does not hold any material patents, licences, franchises or concessions, but has a range of trading agreements with suppliers, the most important being in regards to the Leo Diamond and luxury watches. The established trademarks and trade names of the division are essential to maintaining its competitive position in the retail jewellery sector.

In 2007/08 the average unit selling prices in mall stores and Jared increased by 3.4 per cent and 3.8 per cent respectively The division continued to develop the sales of exclusive merchandise such as the “Leo Diamond”, the “Peerless Diamond”, and the “Hearts Desire” range, as well as branded ranges such as Le Vian and Russell Simmons. In generic merchandise, the Journey range again performed well, as did white gold jewellery. Sourcing via the rough diamond initiative entered the early stages of roll-out in 2007/08, after a successful two year trial.

Inventory management: Sophisticated inventory management systems for merchandise testing, assortment planning, allocation and replenishment have been developed and implemented. The majority of merchandise is common to all US division mall stores, with the remainder allocated to reflect demand in individual stores. It is believed that the merchandising and inventory management systems, as well as improvements in the productivity of the centralised distribution centre, have allowed the division to achieve inventory turns at least comparable to those of competitors, even though it has a significantly less mature store base and undertakes more direct sourcing of merchandise.

Merchandise mix: In 2007/08, the bridal category accounted for about 45 per cent of merchandise sold and its participation in the sales mix has grown steadily over the past five years.

Programmes have been developed in conjunction with certain vendors for the provision of branded jewellery merchandise. For example, the Leo Diamond range is sold exclusively by the Group in the US and the UK; the Peerless Diamond, an Ideal Cut diamond with a superior, measured return of light, is only available in Jared; and Le Vian, a prestigious fashion jewellery brand with a 500 year history, is now sold in all mall and Jared stores. The US division is planning to increase the proportion of sales from exclusive merchandise and the Directors believe that the division’s merchandising process, market share and relationship with suppliers, position the business as an ideal partner to develop branded initiatives.

The table below sets out the Group’s US merchandise sales mix as a percentage of sales:

	Percentage of sales
	2007/08	2006/07	2005/06
	per cent	per cent	per cent
Diamonds and diamond jewellery	75	75	74
Gold jewellery	7	7	7
Other jewellery	11	11	12
Watches	7	7	7

Other sales: While the design and repair service is less than 10 per cent of sales, it accounts for approximately 30 per cent of transactions and has been identified as an important opportunity to build trust in the US division. All Jared stores have a highly visible jewellery workshop, which is open the same hours as the store. As well as meeting the repair requirements of the store in which they are located the workshops also carry out work for the division’s mall brand stores. As a result, nearly all customer repairs are carried out by the division’s own staff rather than through sub-contractors, unlike most chain jewellers. The design and repair service has its own field management and training structure.

For over ten years the division has sold a lifetime repair warranty for jewellery. The warranty covers services such as ring sizing, refinishing and polishing, rhodium plating white gold, earring repair, chain soldering and the resetting of diamonds and gemstones that arise due to the normal usage of the merchandise. This work is carried out by the division. Warranty sales account for less than 10 per cent of sales.

Direct sourcing of polished diamonds: It is believed that the US division has a competitive cost and quality advantage as about 45 per cent of diamond merchandise sold is sourced through contract manufacturing. The Group purchases loose polished diamonds on the world markets and outsources the casting, assembly and finishing operations to third parties. By using this approach the cost of merchandise is reduced and the resulting advantage is partly used to provide superior value to the consumer which helps to increase market share. Contract manufacturing is generally utilised on basic items with proven non-volatile historical sales patterns that represent a lower risk of over or under-purchasing.

The contract manufacturing strategy also allows the buyers to gain a detailed understanding of the manufacturing cost structure and improves the prospects of negotiating better prices for the supply of finished products.

Rough diamond initiative: In 2005/06 a multi-year trial, involving the purchase and contract manufacture of rough diamonds, was commenced by the Group. It was successfully expanded in 2006/07. This initiative moved to the initial roll-out stage in late 2007/08. Once these rough stones have been cut and polished, they enter the US division’s supply chain in a similar way to other polished loose diamonds. Stones not suited to the Group’s merchandise selection are sold to third parties. The objectives of this supply chain initiative are to:

•	secure additional reliable and consistent supplies of diamonds to support the growth of the Group’s business;

•	offer customers superior value and consistency of merchandise quality;

•	improve understanding of the polished diamond market; and

•	reduce costs.

In 2008/09 it is planned to increase substantially the volume of rough diamonds purchased. The proportion of diamonds sold by the division that are purchased uncut is currently relatively small and the division continues to develop and expand its relationships with its current suppliers of polished diamonds and diamond jewellery.

Sourcing of complete merchandise: Certain merchandise is purchased complete as a finished product where the complexity of the product is great or the merchandise is considered likely to have a less predictable sales pattern. This strategy provides the opportunity to reserve stock held by vendors and to make supplier returns or exchanges, thereby reducing the risk of over or under-purchasing.

Merchandise held on consignment: Merchandise held on consignment is used to enhance product selection and test new designs. This minimises exposure to changes in fashion trends and obsolescence and provides the flexibility to return non-performing merchandise. At 2 February 2008 the US division held approximately $221 million (3 February 2007: $205 million) of merchandise on consignment.

Suppliers: In 2007/08 the five largest suppliers collectively accounted for approximately 20 per cent (2006/07: 20 per cent) of the US division’s total purchases, with the largest supplier accounting for approximately 7 per cent (2006/07: 9 per cent). The division’s supply chain has become increasingly integrated on a worldwide basis, with diamond cutting and jewellery manufacturing being predominantly carried out in Asia, with little of the division’s merchandise now manufactured in the US.

(D)	Marketing and advertising

As the products sold by the division are predominantly unbranded, management believes that store brand name recognition by consumers is an important factor in jewellery retailing. The Group continues to strengthen and promote its US brands and build name recognition through integrated marketing campaigns. The marketing channels used include television, radio, print, catalogues, direct mail, telephone marketing, point of sale signage, in-store displays and the internet.

Advertising activities are concentrated during periods when customers are expected to be most receptive to the marketing message. The proportion of television advertising expenditure to sales continues to grow, and the cost of national television advertising is leveraged as the number of stores increases.

Statistical and technology-based systems are employed to support a direct marketing programme that uses a proprietary database of over 25 million names to strengthen the relationship with customers. The programme targets current customers with special savings and merchandise offers during key trading periods. In addition, invitations to special in-store promotional events are extended throughout the year.

In 2007/08 annual gross marketing spend amounted to 7.5 per cent of sales (2006/07: 7.0 per cent), which was higher than planned due to the disappointing sales performance in the fourth quarter. It is intended to realign spending as a percentage of sales to nearer historic levels in 2008/09. Dollar marketing expenditure increased by 10.5 per cent to $204.0 million over the 52 weeks to 2 February 2008 (53 weeks to 3 February 2007: $184.5 million). This reflected the expected growth in total sales and the higher proportion of sales being generated by Jared. Over the last five years, advertising and marketing expenditure has increased by some 70 per cent.

(E)	Real estate

The Directors believe that the US division’s prime real estate portfolio is a competitive advantage that helps build store traffic. The quality of the portfolio is based on the consistent application over time of strict real estate criteria and demanding required projected investment returns for both new space and the renewal of leases. The division has a target for new space growth of 8 per cent to 10 per cent per annum, but growth may be outside this range depending on the availability of sites that satisfy the investment criteria and the general economic environment. In 2008/09 and 2009/10 it is anticipated that net new store space will increase by 3 to 5 per cent. When a new store is opened the majority of the investment is in working capital, that is inventory and receivables, as nearly all stores are leased. Stores are normally refurbished on a ten year cycle, which for mall brands coincides with the typical length of a lease. Increased like for like sales growth is normally achieved for a number of years following a refurbishment due to factors such as improved lighting and better presentation of merchandise. Opportunities to relocate stores to better locations within malls, such as a centre court corner site are continually sought. Nearly all of the Group’s US stores are located in suburban areas, with about 58 per cent of space being in traditional covered malls (2002/03: about 79 per cent). In 2007/08 about 80 per cent of net space growth was in off-mall locations.

Both the operational and financial criteria for investment in real estate remain stringent and have been consistently applied for more than ten years, the financial criteria being a positive net present value over a five year period on a pre tax basis using a 20 per cent discount rate and assuming working capital is released after five years.

(F)	Credit operations

In the US jewellery market it is necessary for speciality retailers to offer credit facilities to the consumer. The Directors regard the provision of an in-house credit programme, rather than one provided by a third party, as a competitive advantage for a number of reasons:

•

the credit policies are decided by the division’s management taking into account the overall impact on the business rather than by a third party whose priorities may conflict with those of the division;

•	authorisation and collection models are based on the behaviour of the division’s consumers;

•	it allows management to establish and implement customer service standards appropriate for the business;

•	it provides a database of regular customers and their spending patterns;

•	investment in systems and management of credit offerings appropriate for the business can be facilitated; and

•	superior cost effectiveness by utilising in-house capability.

Furthermore the various credit programmes help to establish long term relationships with customers and complement the marketing strategy by enabling additional purchases, higher units per transaction and greater value sales. In addition to interest bearing accounts, a number of programmes offer interest-free financing for one year or less, subject to certain conditions, and these account for a significant proportion of credit sales. In most US states customers are offered optional third party credit insurance. The average outstanding balance at the year end was $997 (2006/07: $957). Since credit authorisation and collection systems were centralised in 1994, the credit terms and performance have been relatively consistent over the economic cycle.

In-house credit sales represented 52.6 per cent of total US sales in 2007/08 (2006/07: 51.7 per cent) and the monthly collection rate was 13.9 per cent (2006/07: 14.6 per cent), a credit portfolio turn of approximately seven months. While the credit participation was little changed, the approval rate for credit applications was lower. The bad debt charge for the year, at 6.5 per cent (2006/07: 5.3 per cent) of credit sales was at the high end of the tight range of the last ten years reflecting the deterioration of the US economy. The increase in bad debts was largely offset by additional income on the portfolio as a result of the lower monthly collection rate. The 5.3 per cent net bad debt charge in 2006/07 was at the low end of the range of the last ten years and reflected the impact of a revision in the US bankruptcy laws implemented in late 2005 which temporarily increased bankruptcy levels in late 2005/06 and reduced them in early 2006/07.

The division continued to apply its established credit standards in 2007/08, while monitoring the performance of the receivables very closely. During 2007/08, a number of metrics deteriorated a little reflecting the downturn in the wider economy, although performance has remained within the range of the last ten years. In response to the increased credit risk among US consumers, the staffing levels in relation to the outstanding balances within the credit collection function were increased. Consumers’ financial position continues to deteriorate which may lead to a further increase in the bad debt charge, although this is expected to be somewhat offset by increased income from the credit portfolio. Consequently credit authorisation criteria continue to be reviewed and outstanding balances are very closely monitored with prompt action being taken in response to changes in performance. In addition, further investment in collection systems is taking place.

At 2 February 2008 the gross US receivables stood at $900.6 million (2006/07: $828.8 million). There was an impairment provision of $60.4 million (2006/07: $50.0 million). The average level of gross receivables during 2007/08 was $795.4 million (2006/07: $698.4 million).

The table below presents data related to the in-house credit business for the past three financial years:

Credit Portfolio Statistics	2007/08	2006/07	2005/06
Credit sales ($m)	1,422.4	1,372.1	1,191.2
Credit sales as per cent of total sales	52.6 per cent	51.7 per cent	51.6 per cent
Number of active credit accounts at year end	940,069	896,289	883,873
Average outstanding account balance ($)	997	957	841
Average monthly collection rates	13.9 per cent	14.6 per cent	14.5 per cent
Bad debt as per cent of total sales	3.4 per cent	2.8 per cent	3.0 per cent
Bad debt as per cent of credit sales	6.5 per cent	5.3 per cent	5.8 per cent

Authorisations and collections are solely performed centrally at the US head office, rather than by store staff. The majority of credit applications are processed and approved automatically after being initiated via in-store terminals, through a toll-free phone number or on-line through the division’s websites. All applications are evaluated by the scoring of credit data and using data obtained through third party credit bureaux.

Investment in staff, training and systems to maintain or improve the quality of the credit portfolio continued in 2007/08. Collection strategies and efforts continued to include emphasis on risk-based calling and first call resolution.

In addition to in-house credit sales, the US stores accept major credit cards. Third party credit sales are treated as cash sales and accounted for approximately 39 per cent (2006/07: 39 per cent) of total US sales during the year.

(G)	Management tools and communications

The US division’s highly integrated and comprehensive information systems provide detailed, timely information to monitor and evaluate virtually every aspect of the business. They are designed to decrease the time sales staff spend on administrative tasks and increase time spent on sales activities. They also support merchandise testing, loss prevention and inventory control. All stores are supported by the internally developed Store Information System, which includes electronic point of sale (“EPOS”) processing, in-house credit authorisation and support, a district manager information system and constant connectivity for all retail locations for data communications including e-mail. The EPOS system updates sales, in-house credit and perpetual inventory replenishment systems throughout the day for each store. The store communications system was upgraded to broadband during 2007/08. The implementation of broadband store communication will allow further improvements to the division’s systems to be made.

(H)	Regulation

The Group’s US division is required to comply with numerous US federal and state laws and regulations covering areas such as consumer protection, consumer privacy, consumer credit, consumer credit insurance, truth in advertising and employment legislation. The Board endeavours to monitor changes in these laws to ensure that its practices comply with applicable requirements.

3.3	UK market overview

3.3.1	Introduction

In calendar year 2007 the size of the total UK market for fine jewellery, costume jewellery and watches was estimated by the Office for National Statistics (“ONS”) to have been £4.5 billion ($9.0 billion) (including VAT of 17.5 per cent), (2006: £4.5 billion). The ONS figure for market size replaces previous figures for market size which were based on management estimates and market research carried out by Key Note. While the ONS figure has been adopted, its reliability is uncertain. The jewellery market grew at an estimated compound rate of 4.7 per cent per annum from 1997 to 2004. It declined by 4.0 per cent in 2005, when the retail sector as a whole experienced the sharpest deterioration in trading conditions since 1991, with the jewellery sector being particularly affected. In 2006 the UK jewellery market returned to growth while 2007 was unchanged. Per capita spend on jewellery in the UK remains at approximately half of the level of the US. The market includes speciality retail jewellers and non-speciality jewellery retailers, such as mail order catalogues, catalogue showrooms and jewellery departments in department stores.

The UK retail jewellery market is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers. The Directors believe there are just over 7,000 speciality retail jewellery stores in the UK.

Based on surveys, the Directors believe that customers are attracted to H. Samuel because of its strong brand appeal as a speciality jeweller, that is differentiated by its customer service standards and staff knowledge. Ernest Jones attracts customers as a result of its diamond and watch expertise, exclusive and up to date merchandise and knowledgeable staff.

3.3.2	Market structure

In the middle market H. Samuel competes with a large number of independent jewellers, with the only speciality competitor of significant size being F Hinds (107 stores). Some competition at the lower end of the H. Samuel product range also comes from Argos, the catalogue showroom operator, and discount jewellery retailers such as Warren James (120 stores).

In the upper middle market Ernest Jones competes with independent speciality retailers and a limited number of other upper middle market jewellery brands, such as Goldsmiths (187 stores), Fraser Hart (62 stores) and Beaverbrooks (31 stores) respectively at 2 February 2008.

3.4	UK Division

3.4.1	H. Samuel

(A)	Introduction

H. Samuel accounted for 14 per cent of Group sales in 2007/08 (2006/07: 14 per cent), and is the largest speciality retail jewellery brand in the UK with a 6.5 per cent share of the total UK jewellery market. It serves the core middle market and its customers typically have a household income of between £15,000 and £40,000. The brand has nearly 150 years of jewellery heritage. It sells a broad range of gold and silver jewellery, an increasing proportion of diamond merchandise and a wide selection of watches, including Accurist, Citizen, DKNY, Fossil, Rotary, Seiko and Sekonda. It also sells an increasingly focused range of gifts and collectables such as Nao and Swarovski.

H. Samuel had 359 stores at 2 February 2008 (3 February 2007: 375) and is represented in nearly all large and most medium sized shopping centres with the focus increasingly being on larger centres. An e-commerce capability was added to hsamuel.co.uk in September 2005 and it is the most visited UK speciality jewellery website (source: Hitwise).

In 2007/08 H. Samuel sales were £256.7 million (2006/07: £260.8 million). The average retail price of merchandise sold in H. Samuel during 2007/08 was £44 (2006/07: £42) and the average retail price of items sold has increased at a compound annual growth rate of 6.2 per cent over the last five years. The sales per store increased to £722,000 (2006/07: £695,000 on a 53 week basis) and have increased at a compound annual growth rate of 1.3 per cent over the last five years.

During 2007/08, television advertising, using the theme “H. Samuel helps you say it better”, was successfully developed. An H. Samuel store credit card was tested and launched. Staff training remained a priority and about 40 per cent of H. Samuel staff have an externally recognised jewellery industry qualification.

(B)	Customer Service

Customer service is an increasingly key point of differentiation for H. Samuel. Historically the brand’s customers self selected merchandise from window displays and primarily required a ‘cash and wrap’ service. Sales associates in H. Samuel now need an increased level of product knowledge and selling skills as a growing proportion of sales are of products, such as diamond jewellery, that require much higher levels of customer service. Therefore a priority in recent years has been to improve the training process within the UK division.

(C)	Merchandising

In 2007/08 diamond jewellery accounted for 22 per cent of H. Samuel’s merchandise mix, up from 16 per cent in 2002/03. This helped increase the average unit selling price to £44 from £33 over that period. Within the diamond category the average selling price increased to £201 (2002/03: £179). Since 2002/03, sales of gift and other items have declined to 12 per cent of the total from 19 per cent (see table below).

Merchandising initiatives to further increase the differentiation of H. Samuel stores and to reinforce the brand perception as a speciality jeweller continued, for example the launch of the Julien Macdonald range and the development of exclusive merchandise such as the Forever Diamond range. Key volume items were again used to drive footfall. These items take advantage of H. Samuel’s buying scale and offer consumers an attractive price while achieving a satisfactory gross margin and are promoted in marketing and point of sales material. As in 2006/07 a more targeted approach to promotional activity was beneficial during 2007/08.

H. Samuel merchandising mix (excluding repairs, warranty and other miscellaneous sales)	2007/08	2006/07	2002/03
Gold jewellery	31 per cent	31 per cent	32 per cent
Watches	25 per cent	24 per cent	24 per cent
Diamond jewellery	22 per cent	21 per cent	16 per cent
Other jewellery	10 per cent	10 per cent	9 per cent
Gifts and other	12 per cent	14 per cent	19 per cent

Average selling price	£44	£42	£33

(D)	Marketing

Over Christmas 2007 H. Samuel used the “H. Samuel helps you say it better” television advertising supplemented by advertising in national newspapers and catalogue distributions. For the remainder of the year a series of themed catalogues displayed in stores, mailed directly to targeted customers and distributed in newspapers were the primary form of marketing. During 2007/08 co-ordination of the different forms of marketing and promotion was improved. The H. Samuel website has been transactional since 2005 and its performance has been encouraging, although its sales are relatively small in the context of the division as a whole.

(E)	Store Design

The H. Samuel store portfolio is nearing the end of a radical refit that started seven years ago. Previous to that, stores were designed for a shopper who made a choice from a window display. The changed format is designed to facilitate the sale of merchandise with a higher average selling price, particularly diamonds, and therefore allows an increased focus on customer service and greater convenience in presenting merchandise to customers. The clear internal layout by department enhances the ability to provide appropriately trained specialist staff in each area.

The format uses low level displays, which act as service counters for jewellery, particularly diamond ranges; wall display cases are used predominantly for watches, gifts and lower value jewellery items. The refitted stores are also much more open and inviting. While the design was based on the Group’s US experience, it was adapted to H. Samuel’s merchandising and customer requirements.

Further evolutionary changes to the design have been made during the refit programme. These include improved presentation of jewellery, particularly in wall showcases; more clearly displayed branded merchandise such as watches; and more effective use of in-store signage.

(F)	Real Estate

H. Samuel has a seven year store refurbishment cycle. In 2007/08 16 refits or resites were completed (2006/07: 28 including two in the traditional format). At 2 February 2008 234 stores, accounting for just over 70 per cent of sales, traded in the more customer oriented store design.

Some 17 refits and resites are planned in 2008/09. The conversion programme to a more customer oriented format for H. Samuel is anticipated to be completed in 2009/10. Thereafter, the cost of store refurbishment is expected to reduce significantly as structural work, such as the move away from window based displays, will be much lower.

H. Samuel is increasingly focused on bigger stores, in larger shopping destinations, where it is better able to offer more specialist customer service, a wider range of jewellery and benefit from the more customer oriented format. This reflects the changing shopping patterns of customers. The number of H. Samuel stores in smaller markets is therefore likely to decline as leases expire or suitable real estate transactions become available. Over the last five years there has been a reduction of 59 stores.

3.4.2	Ernest Jones (including Leslie Davis)

(A)	Introduction

Ernest Jones accounted for 12 per cent of Group sales in 2007/08 (2006/07: 11 per cent), and is the second largest speciality retail jewellery brand in the UK with a market share of 5.6 per cent of the total jewellery market. It serves the upper middle market and its customers typically have a household income of between £30,000 and £50,000. It sells a broad range of diamond and gold jewellery as well as prestige watches such as Breitling, Cartier, Longines, Omega, Rado, Raymond Weil, Rolex and Tag Heuer. It also sells contemporary fashion watches such as Burberry, DKNY, Emporio Armani, Gucci, Hugo Boss and a range of traditional watches including Accurist, Rotary, Seiko and Tissot.

Ernest Jones had 204 stores at 2 February 2008 (3 February 2007: 206) and is represented in nearly all large shopping centres. An e-commerce capability was added to ernestjones.co.uk in September 2006 and it is the second most visited UK speciality jewellery website (source: Hitwise).

Where local market size and merchandise considerations allow, a two-site strategy is followed using the Leslie Davis trading name. While having a similar customer profile to Ernest Jones, Leslie Davis is differentiated by a greater emphasis on fashion brands and the store design. There were 16 Leslie Davis stores at 2 February 2008 (3 February 2007: 16).

In 2007/08 Ernest Jones sales were £219.4 million (2006/07: £217.6 million), with watches showing good growth but the diamond jewellery performance was disappointing. Sales per store improved in 2007/08 to £1,105,000 (2006/07: £1,079,000 on a 53 week basis) and have increased at a compound annual growth rate of 1.4 per cent over the last five years.

During 2007/08 an enhanced store design was successfully tested, a new marketing theme for the brand was developed and a store branded credit card was launched. The quality of staff training was further improved, with over 45 per cent of Ernest Jones staff having gained an externally recognised jewellery industry qualification. A specially designed diamond ring for Christmas was a notable success.

(B)	Customer Service

As over two thirds of Ernest Jones’ sales mix consists of diamonds and watches, store staff provide a high level of customer service and have detailed product knowledge. An increasing proportion of staff have undertaken training provided by the division in conjunction with the International Gemological Institute (“IGI”) or the British Horological Institute (“BHI”). The enhanced store design that was tested in 2007/08 provided a more appropriate sales environment for diamond jewellery, in particular rings, and watches.

(C)	Merchandising

In 2007/08 diamond jewellery accounted for 34 per cent of Ernest Jones’ merchandise mix similar to the level in 2002/03. The average retail price of merchandise sold in Ernest Jones in 2007/08 was £180 (2006/07: £163) and has increased at a compound annual growth rate of 6.7 per cent over the last five years. In 2007/08 within the diamond category the average selling price increased to £440 (2006/07: £413). The Leo Diamond range, exclusive to Ernest Jones in the UK, was further developed in 2007/08. Watch participation in the merchandise mix increased to 33 per cent and Ernest Jones continues to develop its relationships with the leading watch distributors.

Ernest Jones merchandising mix (excluding repairs, warranty and other miscellaneous sales)	2007/08	2006/07	2002/03
Gold jewellery	25 per cent	25 per cent	25 per cent
Watches	33 per cent	31 per cent	33 per cent
Diamond jewellery	34 per cent	35 per cent	33 per cent
Other jewellery	6 per cent	6 per cent	5 per cent
Gifts and other	2 per cent	3 per cent	4 per cent

Average selling price	£180	£163	£130

(D)	Marketing

During 2007/08 a new marketing proposition “Only at Ernest Jones” was developed and tested. This is intended to help differentiate the brand in the marketplace and emphasises the exclusive merchandise that is available, such as the Leo Diamond, the Christmas products and certain watch designs. It is intended to develop this positioning further in 2008/09.

For most of the year the primary marketing and advertising medium employed by Ernest Jones is a series of catalogues distributed by mail and as inserts in newspapers and magazines. They are also available in all stores. In 2007/08 the quality of catalogues continued to be improved and their distribution better targeted. Increasing use is also being made of customer relationship marketing and it is planned that this will be developed further in 2008/09. There is also an Ernest Jones website, which was made transactional in September 2006. Its performance is encouraging, but its sales remain relatively small within a divisional context.

In recent years Ernest Jones has tested the effectiveness of television advertising. During Christmas 2007 a new television commercial broadcast in areas covering about 60 per cent of the store base. The trial is not being continued in 2008/09.

(E)	Store design

A more open, customer oriented store design has also been implemented for Ernest Jones. Ahead of a major refurbishment programme, an enhanced more contemporary design was developed and tested in late 2007/08. The design increased the differentiation of the brand by giving greater prominence to the Ernest Jones brand and the watch agencies, as well as providing an improved environment for selling diamond jewellery.

(F)	Real estate

Ernest Jones’ normal refurbishment cycle is ten years and the majority of its stores are due for refit in the period 2008/09 to 2011/12 in the enhanced design. During 2007/08, 11 refits and resites were completed, including three Leslie Davis stores. At 2 February 2008 48 stores, accounting for a little over 20 per cent of sales, traded in the more customer oriented format (3 February 2007: 38). 36 refits and resites are planned for 2008/09.

The number of Ernest Jones stores has been broadly stable over the last five years and additional sites will be added depending on the availability of suitable sites and prestige watch agencies.

3.4.3	Functional overview

(A)	Customer service and human resources

Introduction: The Board regards customer service as an essential element in the success of the Group’s business, and the division’s scale enables it to invest in industry-leading training. The Signet Jewellery Academy, a multi-year programme and framework for training and developing standards of capability, is operated for all store staff. It utilises a training system developed by the Group’s UK division called the “Amazing Customer Experience”, also known as “ACE”.

In 2007/08 the UK division further developed its ACE training programme and a complementary programme for the division’s head office has been implemented. In addition, the training programme was more closely co-ordinated with merchandising initiatives and marketing events. An ACE Index customer feedback survey, which gives a more accurate reflection of customers’ experiences, has been trialled and is being implemented.

Training: The ACE training programme was introduced in 2006/07 and was further developed during 2007/08. ACE is a flexible programme consisting of six elements that better enable store staff to meet the needs of customers. In addition to the normal training programme one day ACE workshops were introduced in 2007/08. This programme will be expanded in 2008/09. All store personnel have daily performance targets. They are given training and weekly feedback on their performance from store and field management to help them achieve these targets. Training in management skills is provided to all tiers of store operations management to support the store associate training programme and to build general management skills.

The division's continuing programme to improve the training of its staff is reflected in the number of staff that have now passed the Jewellery Education & Training (“JET”) Level 1 qualification accredited by the National Association of Goldsmiths (“NAG”). In total 1,299 sales associates and 1,331 store managers and assistant store managers (representing 83 per cent of store management) have achieved this qualification and the pass rate in 2007/08 was 91 per cent. The Group now employs nearly half of all JET Level 1 qualified people that work in the UK retail jewellery industry. In addition the division has established award winning workshops run in partnership with the IGI to increase product knowledge in the diamond category.

In addition, during 2007/08 a partnership was developed with the BHI to deliver workshops that increase service levels in store and help drive the sales performance of the watch category. These courses form part of the training programme for staff hoping to achieve a JET Level 2 qualification from NAG. This qualification is particularly relevant for Ernest Jones staff.

Recruitment and retention: The division has achieved a further fall in staff turnover and at store management level it is at its lowest level for many years. This contributes to improved customer service, employee engagement and store performance levels. The Directors believe that improved recruitment procedures, better training programmes, the continuing development of the commission scheme, career prospects and its response to the annual staff opinion survey, have contributed to this.

Recruitment procedures, including online facilities, continue to improve the suitability of new store personnel, helping to ensure that they meet key basic requirements and are motivated to work within a jewellery store environment. Field and human resources management are responsible for the recruitment, review, training and development of sales staff, thereby ensuring consistency in operating standards and procedures throughout the business. All new store staff receive a structured induction programme that covers store operations, product knowledge and customer service. A financial reward is received upon completion.

A commission-based remuneration programme first implemented in 2005/06 was developed further during 2007/08. The level of commission paid is dependent on a combination of store and individual performance.

Promotion: The division’s preferred policy is to promote store management from within the business and aim for 80 per cent of appointments to be internal applicants. Each chain always has a number of sales staff who are qualified to advance to store management level, thus assuring the availability of newly trained managers familiar with the division’s operating standards and procedures.

Store support: In order to increase staff selling time and to improve efficiency, operating procedures are routinely reviewed to identify opportunities to enhance customer service and reduce in-store administrative tasks. The Group intranet, which was upgraded during the year, provides a computer-based platform for improved communication between stores and head office, with sales floor and back office administrative functions being simplified and standardised through this medium. A two year programme to replace and upgrade store EPOS equipment was begun during the year. Part of the upgrade included access to the internet to allow online credit authorisations for the new branded credit card.

Head office: The Directors believe that successful recruitment, training and retention of divisional head office staff is important. Accordingly, structured recruitment, training and performance management systems are in place. Internal career advancement is supported by succession planning. Teamwork and service to the stores are encouraged through a performance bonus plan for head office staff, which is based on the division’s results. The implementation of a programme to drive continuous improvement, cross functional alignment and customer-focused decision making was introduced in 2007/08 and will continue through 2008/09. The programme includes back-to-the-shop-floor exercises, development workshops and e-learning.

(B)	Merchandising and purchasing

Introduction: The Directors believe that the division’s leading position in the UK jewellery sector is an advantage when sourcing merchandise, enabling delivery of better value to the customer. An example of this is its capacity to contract with jewellery manufacturers to assemble products, utilising directly sourced gold and diamonds. In addition, the division has the scale to utilise sophisticated merchandising systems to test, track, forecast and respond to consumer preferences.

The division retails an extensive range of merchandise including gold and silver jewellery, watches, diamond and gemstone set jewellery and gifts. As with other UK speciality retail jewellers, most gold jewellery sold is 9 carat, although sales of 18 carat gold jewellery and platinum have been increasing.

In 2007/08 the UK division continued an initiative to increase the differentiation of H. Samuel and Ernest Jones in their respective marketplaces by increasing the range of exclusive merchandise stocked and by the greater use of collections. In addition the presentation of merchandise was improved by the development of new displays and the reduction in product densities through the rationalisation of merchandise ranges. In 2007/08 diamond jewellery accounted for 28 per cent of the total of the Group’s UK division’s merchandise mix versus 23 per cent in 2002/03.

Other sales: Repair services account for nearly all the other sales made by the UK division and account for less than 10 per cent of the division’s sales. Third party warranties are also sold with only the commission earned being recognised in sales.

UK division merchandising mix (excluding repairs, warranty and other miscellaneous sales)	2007/08	2006/07	2002/03
Gold jewellery	28 per cent	28 per cent	29 per cent
Watches	29 per cent	28 per cent	28 per cent
Diamond jewellery	28 per cent	28 per cent	23 per cent
Other jewellery	8 per cent	8 per cent	7 per cent
Gifts and other	7 per cent	8 per cent	13 per cent

Average selling price	£68	£63	£48

Suppliers: Merchandise is purchased from a range of suppliers and manufacturers and economies of scale and buying power continued to be achieved by combining the purchases of H. Samuel and Ernest Jones. In 2007/08 the five largest of these (four watch and one jewellery supplier) together accounted for approximately 26 per cent of total UK division purchases, with the largest accounting for approximately 7 per cent. Only a small percentage of merchandise is purchased on consignment.

Direct sourcing: The Group’s UK division also employs contract manufacturers for approximately 27 per cent of the diamond merchandise sold, thereby achieving cost savings. Some 20 per cent of the UK business’ gold jewellery is manufactured on a contract basis through a buying office in Vicenza, Italy.

Merchandising: Both H. Samuel and Ernest Jones employ experienced buyers who concentrate on product development, sourcing and supplier management appropriate to their particular needs. Merchandising teams work in conjunction with the buyers and focus on assortment planning, branch grading, repeat orders, inventory levels and margin management. Product category reviews are regularly carried out with a focus on increasing potential gross margin return on investment. Rigorous test marketing procedures are used to trial products, and their subsequent distribution is made strictly against rates of sale.

Each store is assigned a range of merchandise that reflects local buying patterns. Display equipment and layouts are constantly reviewed and updated, and new display formats and units that draw upon the US division’s experience have been implemented.

(C)	Marketing and advertising

The UK division has strong and well established brands and leverages them with advertising (television, print and online), catalogues and the development of customer relationship marketing techniques. Few of its competitors have sufficient scale to utilise all these marketing methods successfully. Marketing campaigns are designed to reinforce and develop further the distinct brand identities. Both campaigns aim to expand the overall customer base and improve customer loyalty. In 2007/08 gross expenditure on marketing and advertising was £14.6 million (2006/07: £14.6 million) and amounted to 3.1 per cent of sales in 2007/08 (2006/07: 3.1 per cent).

(D)	Real estate

Strict criteria are followed when evaluating real estate investment and the Directors believe that the quality of its store portfolio is superior to that of many of its competitors. Nearly all the division’s stores are leased and the strength of the Group’s balance sheet and the division’s trading record makes it an attractive tenant.

The level of store capital expenditure was £9 million (2006/07: £8 million), the increase reflecting the phasing of the normal store refurbishment cycle and investment in information technology. The level of store refit is planned to be at a significantly higher level in 2008/09 due to the Ernest Jones store refurbishment cycle, and store capital expenditure is expected to increase to up to £21 million (2007/08: £9 million). The typical cost of a store refit for H. Samuel is between £200,000 and £250,000 and for Ernest Jones £250,000 to £350,000.

Details of recent investment in the store portfolio are set out below:

Number of stores	2008/09 planned	2007/08	2006/07
Store refurbishments and relocations	53	27	28
New H. Samuel stores	2	1	–
New Ernest Jones stores	3	–	1
Store fixed capital investment	£21 m	£9 m	£8 m

(E)	Insurance loss replacement business

While nearly all the UK division’s sales are made directly to the consumer, the Directors believe that the Group is the leading UK jewellery retailer in the insurance loss replacement business. This involves the settlement of insurance claims by product replacement through jewellery stores rather than by cash settlements from the insurance company. A lower gross margin is earned on these transactions than on sales to individual customers. However, the division benefits from the resulting higher level of sales, greater customer traffic in the stores and the opportunity to create and build relationships with new customers. Given its nationwide store portfolio, breadth of product range and ability to invest in systems to support the business, the division has benefited from insurance companies settling claims in this manner. In 2007/08 the proportion of sales generated from the insurance loss replacement business again increased.

(F)	Credit operations

Following a successful test in early 2007/08, the division rolled out a third party own label credit card programme in time for the Christmas trading season. The roll out was supported by staff training. Drawing on the experience of the US division, the card offers customers a number of different credit options depending on transaction value and customer preference. The card is administered and funded by, and default risk resides with, a third party. The division pays a fee for this facility based on a percentage of the transaction value which varies dependent on which credit option is taken by the customer.

Before the launch of this initiative customers were offered an interest free credit programme for purchases above a particular price. This offer was administered and funded by the same third party on the same basis as the new own label card. In 2007/08 approximately 3 per cent of the division’s sales value was through one or other of these credit programmes (2006/07: 2 per cent).

Bank credit card sales are treated as cash transactions and accounted for approximately 30 per cent of sales during 2007/08 (2006/07: 29 per cent).

(G)	Management tools and communications

EPOS equipment, retail management systems, purchase order management systems and merchandise planning processes are in place to support financial management, inventory planning and control, purchasing, merchandising, replenishment and distribution and can ensure replacement within 24 hours of any merchandise sold. The fourth phase of an electronic “Business To Business” communications project, developed to improve the efficiency and effectiveness of dealing with suppliers, was implemented in 2007/08.

A perpetual inventory process allows store managers to check stock by product category. These systems are designed to assist control of shrinkage, fraud prevention, financial analysis of retail operations, merchandising and inventory control.

(H)	Regulation

Various laws and regulations affect the Group’s UK operations. These cover areas such as consumer protection, consumer credit, data protection, health and safety, waste disposal, employment legislation and planning and development standards. The Board monitors changes in these laws with a view to ensuring that the Group’s practices comply with legal requirements.

4.	Organisational Structure

At 2 February 2008, Signet had the following subsidiary undertakings carrying on businesses which principally affected the profits and assets of the Group. They have the same year end date as Signet and the Company.

	Principal activity	Country of incorporation or registration	Percentage shareholdings

Ernest Jones Limited	Retail jeweller	UK	100 per cent

H. Samuel Limited	Retail jeweller	UK	100 per cent

Leslie Davies Limited	Retail jeweller	UK	100 per cent

Signet Trading Limited	Service company	UK	100 per cent

Sterling Inc.	Retail jeweller	US	100 per cent

Sterling Jewelers Inc.	Retail jeweller	US	100 per cent

Sterling Jewelers LLC	Retail jeweller	US	100 per cent

Sterling of Ohio Inc.	Retail jeweller	US	100 per cent

Signet Holdings Limited	Holding company	UK	100 per cent

Signet US Holdings, Inc.	Holding company	US	100 per cent

Checkbury Limited	Property holding company	UK	100 per cent

Signet Sourcing Limited	Diamond sourcing	UK	100 per cent

A chart summarising the Group structure is provided at Section 3 (Organisational Structure) of Part XII of this document.

5.	Properties

The Group attributes great importance to the location and appearance of its stores. Accordingly, in both the Group’s US and UK operations, investment decisions on selecting sites and refurbishing stores are made centrally, and strict real estate criteria are applied.

5.1	US properties

Substantially all of the Group’s US stores are leased. In addition to a minimum annual rental, a significant number of stores also pay turnover related rent based on sales above a specified base level. Under the terms of a typical lease, the US business is required to conform and maintain its usage to agreed standards, including meeting required advertising expenditure as a percentage of sales, and is responsible for its proportionate share of expenses associated with common area maintenance, utilities and taxes of the mall. The initial term of a mall store lease is generally ten years. At 2 February 2008 the average unexpired lease term of US leased premises was six years and some 48 per cent of leases had terms expiring within five years. The Jared stores are normally on 20 year leases with options to extend the lease and their rents are not turnover related.

The US division leases 15 per cent of its store locations from Simon Property Group and 14 per cent from General Growth Management, Inc. The division has no other relationship with any lessor relating to 10 per cent or more of its store locations.

During the past five financial years the US business generally has been successful in renewing its store leases as they expire and has not experienced difficulty in securing suitable locations for its stores. No store lease is individually material to the Group’s US operations.

A 340,000 square foot head office and distribution facility is leased in Akron, Ohio. On 2 February 2007 a new 25 year lease was entered into for this facility. On 1 January 2007 a 25 year lease was entered into for an 86,000 square foot office building next door to the head office. Over time this building will be used to accommodate the expected future growth of the head office facilities. Space surplus to the Group’s requirements in this building is currently sublet. A 19,000 square foot repair centre was opened during 2005/06 and is owned by the Group.

5.2	UK properties

At 2 February 2008 the Group’s UK division traded from seven freehold premises, five premises where the lease had a remaining term in excess of 25 years and 551 other leasehold premises. The division’s stores are generally leased under full repairing and insuring leases (equivalent to triple net leases in the US). Wherever possible the Group is shortening the length of new leases that it enters into, or including break clauses in order to improve the flexibility of its lease commitments. At 2 February 2008 the average unexpired lease term of UK premises with lease terms of less than 25 years, was seven years and a majority of leases had either break clauses or terms expiring within five years. Rents are usually subject to upward review every five years if market conditions so warrant. An increasing proportion of rents are related to sales of the store, subject to a minimum annual value.

At the end of the lease period, subject to certain limited exceptions, UK leaseholders generally have statutory rights to enter into a new lease of the premises on negotiated terms. As current leases expire, the Group believes that it will be able to renew leases, if desired, for present store locations or to obtain leases in equivalent or improved locations in the same general area. The Group has not experienced difficulty in securing leases for suitable locations for its UK stores. It is not believed that any of the store leases are individually material to the Group’s UK operations.

The Group owns a 255,000 square foot warehouse and distribution centre in Birmingham, where certain of the UK division’s central administration functions are based. The remainder are situated in Borehamwood, Hertfordshire where the facility is held on a 15 year lease entered into in 2005 and consists of 36,200 square foot of office space. The holding company functions are located in a 7,200 square foot office in central London, on a ten year lease which was entered into in 2005.

5.3	Distribution Capacity

The US division has sufficient distribution capacity to meet its current requirements. It is planned to increase the capacity of the distribution centre in 2008/09. As a result, it is anticipated that there will be sufficient capacity to support medium term sales growth. The UK distribution centre has sufficient capacity for the anticipated future requirements of the businesses.

6.	Group Employees

In 2007/08 the average number of full-time equivalent persons employed (including directors) was 17,243 (UK: 3,847; US: 13,396). The Company usually employs a limited number of temporary employees during each Christmas season.

None of the Group’s employees in the UK and less than 1 per cent of the Group’s employees in the US are covered by collective bargaining agreements. The Group considers its relationship with its employees to be excellent.

The table below shows the average number of full time equivalent persons employed (including directors) over the last three financial years analysed by category and division:

	2008	2007	2006
Group
Management	262	250	238
Administration	1,758	1,747	1,764
Distribution and sales staff	15,223	14,839	13,650

	17,243	16,836	15,652

UK
Management	76	78	85
Administration	291	290	367
Distribution and sales staff	3,480	3,796	3,834

	3,847	4,164	4,286

	2008	2007	2006

US
Management	186	172	153
Administration	1,467	1,457	1,354
Distribution and sales staff	11,743	11,043	9,859

	13,396	12,672	11,366

7.	Intellectual Property

The Group is not dependent on any material patents or licences in either the US or the UK; however, it does have several well-established trademarks and trade names which are significant in maintaining its reputation and competitive position in the jewellery retailing industry. These registered trademarks and trade names include the following in the Group’s US operations: Kay Jewelers; Jared The Galleria Of Jewelry; JB Robinson Jewelers; Marks & Morgan Jewelers; Belden Jewelers; Weisfield Jewelers; Osterman Jewelers; Shaw’s Jewelers; Rogers Jewelers; LeRoy’s Jewelers; Goodman Jewelers; Friedlander’s Jewelers; Every kiss begins with Kay; Peerless Diamond, Hearts Desire; and Perfect Partner. Trademarks and trade names include the following in the Group’s UK operations: H. Samuel; Ernest Jones; Leslie Davis; Forever Diamonds; and Perfect Partner.

The value of the Group’s trademarks and trade names are material but are not reflected on the Group’s balance sheet. Their value is maintained and increased by the Group’s expenditure on staff training, marketing and store investment.

The Group has marketing websites for each of the Group’s major brands. The H. Samuel, Ernest Jones and Kays websites also have e-commerce capability.

8.	Information Technology

The Group has a number of information systems in place within each division.

8.1	US Division

The US division’s highly integrated and comprehensive information systems provide detailed, timely information to monitor and evaluate virtually every aspect of the business. They are designed to decrease the time sales staff spend on administrative tasks and increase time spent on sales activities. They also support merchandising testing, loss prevention and inventory control.

All stores are supported by the internally developed “Store Information System”, which includes EPOS processing, in-house credit authorisation and support, a district manager information system and constant connectivity for all retail locations for data communications including e-mail. The EPOS system updates sales, in-house credit and perpetual inventory replenishment systems throughout the day for each store. The store communications system was upgraded to broadband during 2007/08. The implementation of broadband store communication will allow further improvements to the division’s systems to be made.

8.2	UK Division

EPOS equipment, retail management systems, purchase order management systems and merchandise planning processes are in place to support financial management, inventory planning and control, purchasing, merchandising, replenishment, and distribution and can ensure replacement within 24 hours of any merchandise sold. The fourth phase of an electronic “Business to Business” communications project, developed to improve the efficiency and effectiveness of dealing with suppliers, was implemented in 2007/08.

A perpetual inventory process allows store managers to check stock by product category. These systems are designed to assist control of shrinkage, fraud prevention, financial analysis of retail operations, merchandising and inventory control.

PART VII

DIRECTORS AND CORPORATE GOVERNANCE

1.	Directors

The Directors of the Company as at the date of this document and their respective roles are set out in Part IV of this document.

The management expertise and experience of each of the Directors is set out below.

Sir Malcolm Williamson, 69, Chairman (non-executive) of Signet since June 2006, joined the Group in 2005. He was president and chief executive officer of Visa International between 1998 and 2004, before which he was group chief executive of Standard Chartered PLC from 1993 to 1998. He is chairman of National Australia Group Europe Limited (and a principal board member of National Australia Bank), CDC Group plc and Youth Business International Advisory Board. He is also a non-executive director of JP Morgan Cazenove Holdings, a member of the board of trustees for The Prince of Wales International Business Leaders Forum, and chairman of the Cass Business School Strategy & Development Board.

Terry Burman, 62, Group Chief Executive of Signet since 2000, until January 2006, he was also chief executive officer of the Group’s US division. Mr Burman was appointed to the Signet Board in 1996. Prior to joining the Group in 1995 he was chief executive officer of Barrys Jewelers, Inc. Mr Burman was appointed a non-executive director of Yankee Holding Corp. in October 2007.

Walker Boyd, 56, Group Finance Director of Signet since 1995, he is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was finance director of the Group’s UK division.

Mark Light, 47, appointed Chief Executive of Signet’s US division in January 2006, having been president and chief operating officer of the US division from 2002. He joined Signet in 1978.

Robert Blanchard, 63, Non-executive director of Signet since 2000, he was a group vice president of Procter & Gamble and president of its Global Skin Care and Cosmetics business until his retirement in 1999. He was a non-executive director of Bandag Inc. until he retired from that board in May 2006. He was also a non-executive director of Best Buy Co.

Dale W. Hilpert, 65, Non-executive director of Signet since 2003, he was chief executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was chairman and chief executive of Foot Locker, Inc. which he joined as president and chief operating officer in 1995.

Russell Walls, 64, Non-executive director of Signet since 2002, and nominated as Senior Independent Director in June 2008. He was group finance director of BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003 and Stagecoach Group plc until August 2006. He is a Fellow of the Association of Chartered Certified Accountants. Mr Walls is a non-executive director of Aviva plc, non-executive chairman of Delphic Diagnostics Limited and treasurer of the British Red Cross Society.

For further information on the Directors, including the companies of which each of the Directors has been a director at any time in the past five years, see “Directors and Other Interests” in Part XII of this document.

2.	Officers

The following comprise the Company’s officers:

Name	Position
Susie Grant Mark Jenkins	Company Secretary Group Company Secretary

Susie Grant, 33, Company Secretary since incorporation. She is a manager in Codan Services Limited which provides administrative services to the Company in Bermuda.

Mark Jenkins, 50, Group Company Secretary of Signet since 2004, previously he was a director and Company Secretary of COLT Telecom Group plc and Group Company Secretary of Peek plc. He is a qualified barrister.

3.	Directors’ Interests

As at 4 September 2008 (the latest practicable date prior to the publication of this document), the interests, all of which are beneficial, of each Director in the voting rights of Signet which had been notified to Signet pursuant to Disclosure and Transparency Rule 5.1.2 together with what their interests are expected to be in the Company immediately following the Admissions are set out in the following table:

	Interests in Signet as at 4 September 2008		Expected interests in the Company immediately following the Admissions
Director	No. of shares	Percentage of issued share capital	No. of shares	Percentage of enlarged issued share capital
Sir Malcolm Williamson	187,375	0.01%	9,368	0.01%
Terry Burman	808,601	0.04%	40,430	0.04%
Walker Boyd	542,798	0.03%	27,139	0.03%
Mark Light	76,454	0.004%	3,822	0.004%
Robert Blanchard	10,010	0.0006%	500	0.0006%
Dale W. Hilpert	20,000	0.001%	1,000	0.001%
Russell Walls	30,000	0.002%	1,500	0.002%

Details of options over shares in Signet held by the Directors are set out below. They are not included in the interests of the Directors shown on the table above.

The Directors had the following options and awards relating to Signet Shares under the 1993 Scheme, the 2003 Scheme, the LTIP and the Sharesave Scheme as at 4 September 2008 (being the latest practicable date prior to publication of this document). The holders of all options have been offered the opportunity to replace their existing options with options over Common Shares of equivalent value:

Optionholder	Share Plan/ Scheme		Date of grant	No. of Signet Shares under option	Exercise price per Signet Share		First exercise date(1)	Expiry date(1)
Walker Boyd	(2 (2 (2 (3 (3 (3 (3 (3 (5 (3	) ) ) ) ) ) ) ) ) )	5.5.00 2.5.01 11.4.02 14.7.03 5.4.04 12.4.05 11.4.06 24.4.07 1.1.08 14.4.08	611,842 179,401 225,000 397,435 444,943 466,252 412,794 409,901 12,765 808,153	57.00p 75.25p 120.00p 97.50p 111.25p 112.60p 111.92p 124.42p 75.20p 65.0p		5.5.03 2.5.04 11.4.05 14.7.06 5.4.07 12.4.08 11.4.09 24.4.10 1.1.11 14.4.11	5.5.10 2.5.11 11.4.12 14.7.13 5.4.14 12.4.15 11.4.16 24.4.17 30.6.11 14.4.18
Total				3,968,486	92.93p	(6)
Terry Burman	(3 (3 (3 (5 (3 (3 (3	) ) ) ) ) ) )	14.7.03 5.4.04 12.4.05 11.4.06 1.11.06 24.4.07 14.4.08	3,807,426 3,129,267 3,193,395 2,936,060 5,170 2,530,119 5,233,064	$1.59 $2.05 $2.12 $1.96 $1.86 $2.49 $1.24		14.7.06 5.4.07 12.4.08 11.4.09 1.11.08 24.4.10 14.4.11	14.7.13 5.4.14 12.4.15 11.4.16 31.1.09 24.4.17 14.4.18
Total				20,834,501	$1.81	(6)
Mark Light	(2 (3 (3 (5 (3 (3 (3	) ) ) ) ) ) )	11.4.02 5.4.04 12.4.05 11.4.06 1.11.06 24.4.07 14.4.08	290,191 329,267 339,032 572,889 5,170 514,055 1,032,257	$1.72 $2.05 $2.12 $1.96 $1.86 $2.49 $1.24		11.4.05 5.4.07 12.4.08 11.4.09 1.11.08 24.4.10 14.4.11	11.4.12 5.4.14 12.4.15 11.4.16 31.1.09 24.4.17 14.4.18
Total				3,082,861	$1.81	(6)

(1)	The dates from which options are exercisable and the expiry dates are the dates that normally apply. Other dates apply in certain circumstances, such as an option holder ceasing to be employed. Options that have not already vested will only vest and become exercisable on the dates detailed subject to satisfaction of the specified performance criteria.

(2), (3), (4) and (5) The options marked (2) were granted under the Signet 1993 Executive Share Option Scheme, those marked (3) were granted under the Signet International Share Option Plan 2003, the Signet UK Inland Revenue Approved Share Option Plan 2003 and the Signet US Share Option Plan 2003, those marked (4) were awarded under the Signet Long-Term Incentive Plan 2000 and those marked (5) were granted under the terms of the Signet Inland Revenue Approved Saving Related Share Option Scheme for UK Employees 1998 or, in the case of Terry Burman and Mark Light, the US Section 423 Plan.

(6)	Weighted averages of the exercise prices per share for the options held at year end.

Save as disclosed in this Section, no Director has any interests (beneficial or non-beneficial) in the share capital of the Company, Signet or any of their respective subsidiaries.

No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions, or which or was significant to the business of the Company and which was effected by the Company during the current or immediately preceding financial year or during any further financial year and which remains in any respect outstanding or unperformed.

There are no outstanding loans granted by the Company or any member of the Group to any of the Directors nor has any guarantee been provided by the Company or any of its subsidiaries for their benefit.

4.	Corporate Governance

There is no corporate governance regime in Bermuda.

If the application for NYSE Admission is successful, the Company will be required to comply with applicable SEC rules and NYSE listing standards.

If the Company qualifies as a “foreign private issuer” under the SEC’s rules (as Signet so qualifies as of the date of this document), the Company will be required to have an audit committee comprised of at least three members satisfying independence criteria prohibiting the acceptance of consulting, advisory or other compensatory fees and affiliation (subject to limited exceptions that are inapplicable to the Company). The audit committee is required to have: (1) responsibility for the appointment, compensation and oversight of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (2) responsibility with respect to complaints relating to accounting, internal accounting controls or auditing matters; (3) authority to engage advisers; and (4) power to obtain funding to pay registered public accounting firms and advisers. The Company will also be required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards, and provide certifications and affirmations relating to compliance with NYSE listing standards. In addition, the Company will be required to have a code of conduct applicable to the CEO and senior financial officers, and waivers of the code for directors or executive officers are required to be disclosed on Form 6-K or in the Company’s next Form 20-F.

If the Company does not qualify as a “foreign private issuer” under the SEC’s rules, the Company will become subject to additional corporate governance requirements, including but not limited to the following:

•	majority of independent directors;

•	independent compensation and nominating/corporate governance committees;

•	additional independence criteria and financial literacy requirements for audit committee members;

•	written board committee charters specifying the scope of responsibilities of each committee;

•	regular executive sessions of independent directors;

•	internal audit function;

•	code of business conduct and ethics applicable to all directors, officers and employees;

•	corporate governance guidelines;

•	shareholder approval of equity plans; and

•	corporate governance section of corporate website.

The Company, as a non-UK company, will not be required to, and does not currently, comply with the Combined Code. Going forward, the Board will have due regard for the principles of the Combined Code and will determine in due course which aspects of the Combined Code it will comply with.

The Combined Code provides that the board of directors of a United Kingdom public company should include a balance of executive and non-executive directors (and in particular independent non-executive directors), with independent non-executive directors (excluding the Chairman) comprising at least one-half of the board. The Combined Code states that the board should determine whether a director is independent in character and judgement and whether there are any relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgement.

The Board currently comprises three executive directors and four non-executive directors (including the Chairman). The Company regards all the non-executive Directors (excluding the Chairman) as independent non-executive directors, within the meaning of “independent” as defined in the Combined Code.

The Combined Code recommends that the Board should appoint one of its independent non-executive directors to be the senior independent director (“SID”). The SID should be available to shareholders if they have concerns that the normal channels of Chairman, Chief Executive or Chief Finance Officer have failed to resolve or for which such channel of communication is inappropriate. The Company’s SID is Russell Walls.

The Board has established three principal committees, the Audit Committee, the Remuneration Committee and the Nomination and Corporate Governance Committee.

Following the Admissions becoming effective, the members of each committee will be as follows:

	Chairman	Members

Audit Committee	Russell Walls	Robert Blanchard, Dale W. Hilpert

Remuneration Committee	Robert Blanchard	Dale W. Hilpert, Russell Walls

Nomination and Corporate Governance Committee	Russell Walls	Robert Blanchard, Dale W. Hilpert

4.1	Audit Committee

The Audit Committee will consist of not less than three members, at least one of whom will have recent and relevant financial experience, and the quorum for meetings of the Audit Committee will be two members. Each of the members of the Audit Committee shall be independent non-executive directors. The Audit Committee will meet at such times as may be necessary and at least three times a year.

Its responsibilities will include monitoring the integrity and clarity of the Company’s results and financial statements; reviewing the effectiveness of the Company’s internal controls and risk management systems; reviewing the effectiveness of the Company’s internal audit function; appointing, compensating, retaining and overseeing the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; assessing the independence and objectivity of the external auditors; and establishing procedures for the receipt, retention and treatment of complaints regarding accounting and auditing issues.

4.2	Remuneration Committee

The Remuneration Committee will consist of not less than three members and the quorum for meetings of the Remuneration Committee will be two members. The majority of the members of the Remuneration Committee shall be independent non-executive directors. The chairman of the Remuneration Committee shall be an independent non-executive director. The Remuneration Committee will meet at such times as may be necessary and not less than three times a year.

The Remuneration Committee will be responsible for determining and agreeing with the Board the framework and broad policy for the remuneration (including benefits, pension arrangements and termination payments) of the chairman, executive directors and certain nominated senior managers of the Company.

4.3	Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee will consist of not less than three members appointed by the Board. A majority of members of the Nomination and Corporate Governance Committee will be independent non-executive directors. The quorum for meetings of the Nomination and Corporate Governance Committee will be two members. The chairman of the Nomination and Corporate Governance Committee will be an independent non-executive director. The Nomination and Corporate Governance Committee will meet at such time as may be necessary and not less than twice a year.

The Nomination and Corporate Governance Committee’s responsibilities include regular reviews of the structure, size and composition of the Board and its Committees, as well as succession planning for the Board and senior management; and evaluating the balance of skills, knowledge and experience of the Board. The Nomination and Corporate Governance Committee also assists the Board in the consideration and development of appropriate corporate governance principles.

PART VIII

SELECTED FINANCIAL INFORMATION

The following is a summary of the Group’s financial information for the periods indicated. The data has been extracted without material adjustment from, and is qualified in its entirety by reference to the financial information in Part X “Accountant’s Reports and Financial Information”. The summary should be read in conjunction with that Part and with Part IX “Operating and Financial Review”. Investors are advised to read the whole of this document and not rely on the information summarised in this Part VIII.

Consolidated income statements

	52 weeks ended 2 February 2008	53 weeks ended 3 February 2007	52 weeks ended 28 January 2006
	$m	$m	$m
Sales	3,665.3	3,559.2	3,154.1
Cost of sales	(2,414.6)	(2,266.3)	(1,990.1)

Gross margin	1,250.7	1,292.9	1,164.0
Selling, general and administrative expenses	(1,000.8)	(979.6)	(876.8)
Other operating income, net	108.8	91.5	83.3

Operating income	358.7	404.8	370.5
Interest income	6.3	16.7	4.3
Interest expense	(28.8)	(34.2)	(20.5)

Income before income taxes	336.2	387.3	354.3
Income taxes	(116.4)	(134.6)	(116.3)

Net income	219.8	252.7	238.0

Earnings per share—basic	12.9c	14.6c	13.7c
—diluted	12.8c	14.3c	13.7c

Consolidated balance sheets

	2 February 2008	3 February 2007	28 January 2006
	$m	$m	$m
Current assets	2,422.8	2,373.6	1,806.8
Non-current assets	1,176.6	1,134.6	1,056.3
Current liabilities	(646.5)	(650.1)	(594.9)
Non-current liabilities	(631.7)	(630.2)	(205.3)

Shareholders equity	2,321.2	2,227.9	2,062.9

Consolidated statements of cash flows

	52 weeks ended 2 February 2008	53 weeks ended 3 February 2007	52 weeks ended 28 January 2006
	$m	$m	$m
Net cash from operating activities	142.7	201.8	205.9
Capital expenditure (net)	(139.4)	(123.8)	(123.1)
Net cash flows from financing activities	(115.8)	(28.4)	(175.4)

Movement in cash and cash equivalents	(112.5)	49.6	(92.6)

Closing net debt	(374.6)	(233.2)	(174.5)

PART IX

OPERATING AND FINANCIAL REVIEW

The selected historical financial information discussed in this operating and financial review of the Group has been extracted from Part X, prepared in accordance with US GAAP. You should read the following discussion of the Group’s financial condition and results of operations together with the rest of this document, including the financial information in Part X “Accountant’s Reports and Financial Information” and should not rely solely on the summarised information contained in this Part IX.

1.	Key Factors Affecting Results of Operations

The Group’s sales are seasonal with the first and second quarter both typically accounting for slightly more than 20 per cent of annual sales, the third quarter accounting for a little under 20 per cent and the fourth quarter accounting for about 40 per cent of sales, with December being by far the most important month of the year. Due to operating leverage the operating income of the Group is even more seasonal, with nearly all the UK division’s, and a little over 50 per cent of the US division’s, operating income occurring in the fourth quarter. Group costs occur broadly evenly during the year, while net interest costs are higher in the second half of the year reflecting the peak in working capital requirements ahead of the key Christmas trading period.

The key drivers of operating profitability are the:

•	rate of sales growth;

•	balance between like for like sales growth and sales from new store space;

•	achieved gross margin;

•	level of cost increases experienced by the Group; and

•	movements in the US dollar to pound sterling exchange rate, as the minority of the Group’s operating income is generated in the UK and the Group has reported its results in US dollars.

The gross merchandise margin percentage in retail jewellery is above the average for speciality retailers, reflecting the slow inventory turn. The trend in gross merchandise margin depends on the Group’s pricing policy, movements in the cost of goods sold, changes in sales mix and the direct cost of providing services such as repairs.

In general, the gross merchandise margin percentage on gold jewellery is above that of diamond jewellery, whilst that of watches and gift products is normally below that of diamond jewellery. Within the diamond jewellery category the gross merchandise margin percentage varies depending on the proportion of the merchandise cost accounted for by the value of the diamonds; the greater the proportion, the lower the gross merchandise margin percentage. In addition, the gross merchandise margin percentage of a Jared store is slightly below the mall brands, although at maturity the store contribution percentage of a Jared site is similar to that of a mall store.

A change in merchandise mix will therefore have an impact on the Group’s UK and US division’s gross merchandise margin percentage and a change in the proportion of sales from Jared will have an impact on the gross merchandise margin percentage of both the US division and Group. In the US division the growth of Jared and the increase in sales of higher value diamonds, both of which are helping to drive like for like sales growth, means that the US gross merchandise margin percentage is expected to show a small decline in most years.

The cost of goods sold used to arrive at gross margin takes into account all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of the retail outlets.

To maintain the operating income margin, the Group needs to achieve like for like sales growth sufficient to offset any adverse movement in gross margin, the increase in operating costs (including the net bad debt charge) and the impact of immature selling space. Like for like sales growth above the level required to offset the factors outlined above, allows the Group to achieve leverage of its fixed cost base and improve operating margin; slower sales growth results in reduced operating margin. There are not any known trends or uncertainties in future rent or amortisation expenses that could materially affect operating results or cash flows.

The Group’s target of 8 per cent to 10 per cent net new store space growth in the US, with a slight decline in space in the UK, means lower like for like sales growth is required in the UK than in the US to maintain operating margin. As the planned new space growth of about 4 per cent in the US in 2008/09 is below that achieved in 2006/07 and 2007/08, a lower rate of like for like sales growth would be required to maintain the US operating margin than has recently been the case. In addition, the actions taken to control costs in 2008/09 further reduced the required level.

The impact on operating income of sales variances (either adverse or favourable) is less in the US division than the UK, as certain variable expenses such as sales-related rent and staff incentives account for a higher proportion of costs in the US business than in the UK division. The impact on operating income of a sharp increase or decrease in like for like sales performance is marked. This is particularly the case if the change in sales growth is unexpected and occurs in the fourth quarter. A key factor in driving operating margin is the level of average sales per store, with higher productivity allowing leverage of expenses both in store and in central functions.

Movements in the US dollar to pound sterling exchange rate have an impact on the reported results of the Group as the UK division’s results are translated into US dollars. A one cent movement in the exchange rate impacts income before income taxes by some $0.5 million. The Directors believe it is inappropriate to hedge this exposure as the UK division’s sales and costs are denominated in pounds sterling.

The results of the Group’s operations are affected by many factors. This section sets out certain key factors that the Directors believe have affected the Group’s results of operations or could affect its results of operations in the future. For a discussion of certain factors that may adversely affect the Group’s results of operations and financial condition, please also see Part II “Risk Factors”.

2.	Results of Operations

2.1	52 weeks ended 2 February 2008

2007/08 was a 52 week year and the comparable period was the 53 weeks to 3 February 2007. To demonstrate better the underlying trends within the business, percentage changes of sales at constant exchange rates and like for like sales, use the 52 weeks to 3 February 2007 as the comparable period. Total Group sales rose to $3,665.3 million (2006/07: $3,559.2 million), up by 3.0 per cent on a reported basis and 3.2 per cent on a 52 week constant exchange rate basis (see table at Section 2.1.7, below). Group like for like sales were down by 0.7 per cent and net new store space contributed 3.9 per cent.

Group operating margin decreased to 9.8 per cent (2006/07: 11.4 per cent), reflecting a decline in the US division and an increased operating margin in the UK division after adjusting for the impact of the 53rd week in 2006/07, (see table opposite). Group operating income fell to $358.7 million (2006/07: $404.8 million), down by 11.4 per cent on a reported basis and by 11.7 per cent on a 52 week constant exchange rate basis (see table at Section 2.1.7, below).

Net interest amounted to $22.5 million (2006/07: $17.5 million), the increase being primarily due to incremental borrowing as a result of the share buyback programme commenced in 2006/07 and which was completed in the first quarter of 2007/08.

Group income before income taxes decreased to $336.2 million (2006/07: $387.3 million), down by 13.2 per cent on a reported basis and by 13.8 per cent on a 52 week constant exchange rate basis. The 53rd week contributed some $3.2 million to income before income taxes in 2006/07. Net income for the financial period fell by 13.0 per cent to $219.8 million (2006/07: $252.7 million), a decrease of 13.8 per cent on a 52 week constant exchange rate basis. Basic earnings per share was 12.9 cents (2006/07: 14.6 cents), down by 11.6 per cent on a reported basis and by 12.8 per cent on a constant exchange rate basis.

2.1.1	Sales

Components of 2007/08 sales growth

	US per cent	UK per cent	Group per cent
Like for like sales on a 52 week basis	(1.7)	2.0	(0.7)
Change in net new store space	5.8	(1.1)	3.9
Exchange translation	–	6.5	1.7

Total sales growth on a 52 week basis	4.1	7.4	4.9
Impact of 53rd week in 2006/07	(2.1)	(1.6)	(1.9)

Total sales growth as reported	2.0	5.8	3.0

The US division’s like for like sales growth slowed in the first nine months of 2007/08 to 2.7 per cent, with the gift giving events of Valentine’s Day and Mother’s Day being disappointing. The very important fourth quarter was particularly difficult with like for like sales declining by 8.6 per cent, resulting in a full year decline of 1.7 per cent. The contribution from new store space was 5.8 per cent and the 53rd week in 2006/07 was adverse by 2.1 per cent. Total sales as reported rose by 2.0 per cent (see table above).

The UK division’s like for like sales growth was 2.0 per cent, which was an encouraging performance in an increasingly challenging marketplace. As in the US, performance in the first nine months of 2007/08 was stronger at 4.7 per cent, but became more difficult in the fourth quarter with like for like sales declining by 1.7 per cent. The impact of changes in net new store space was a decrease of 1.1 per cent, foreign exchange movements increased reported sales by 6.5 per cent and the 53rd week in 2006/07 was adverse by 1.6 per cent. Total sales as reported increased by 5.8 per cent (see table above).

2.1.2	Operating income

Operating income margin movement
	US per cent	UK per cent	Group per cent
2006/07 margin	12.0	11.0	11.4
Impact of 53rd week	0.2	(0.2)	0.1

	12.2	10.8	11.5
Gross merchandise margin	(0.3)	(0.6)	(0.4)
Expenses	(1.5)	1.2	(0.9)
New store space	(0.6)	–	(0.4)

2007/08 margin	9.8	11.4	9.8

The operating margin in the US division was 9.8 per cent (2006/07: 12.0 per cent). This reflected deleverage of 150 basis points due to the like for like sales decline, the impact of additional immature space of 60 basis points, an adverse movement in gross merchandise margin percentage of 30 basis points and the impact in 2006/07 of the 53rd week of 20 basis points (see table above). Administrative expenses increased reflecting the resources required to support the growth of the division. The ratio of net bad debt to sales deteriorated to 3.4 per cent (2006/07: 2.8 per cent) but was largely offset by additional income on the receivables portfolio due to the lower monthly collection rate. Operating income was $265.2 million (2006/07: $318.9 million), down by 16.7 per cent on a 52 week basis and 16.8 per cent as reported.

The operating margin in the UK division was 11.4 per cent (2006/07: 11.0 per cent). The division’s gross merchandise margin was down by 60 basis points, primarily caused by changes in mix due to the strong performance of the watch category, some impact from commodity costs and an increasing proportion of sales from Ernest Jones. A tight control of costs was maintained and resulted in a 120 basis point benefit to operating margin but the benefit to 2006/07 of the 53rd week had an adverse impact of 20 basis points. Operating profit increased 9.3 per cent to $109.3 million (2006/07: $100.0 million). The benefit of the 53rd week on operating income was about $3.3 million and on a 52 week constant exchange rate basis operating income in 2006/07 was $102.9 million.

2.1.3	Group costs

Group central costs amounted to $15.8 million (2006/07: $14.1 million) reflecting the impact of exchange translation movements and higher professional fees.

2.1.4	Taxation

The charge of $116.4 million (2006/07: $134.6 million) represents an effective tax rate of 34.6 per cent (2006/07: 34.8 per cent).

2.1.5	Return on capital employed (“ROCE”)

The Group’s ROCE is a non-GAAP measure calculated from the operating income divided by average capital employed excluding goodwill. It was 17.3 per cent (2006/07: 22.4 per cent). In the US the ROCE excluding goodwill was 15.1 per cent (2006/07: 21.2 per cent) reflecting lower operating income and the additional investment in a 10 per cent increase in net new store space. US capital employed included in-house credit card debtors of $840.2 million at 2 February 2008 ($778.9 million at 3 February 2007). In the UK there was a decrease to 33.7 per cent (2006/07: 34.0 per cent).

2.1.6	Depreciation, amortisation and capital expenditure

Depreciation and amortisation charges were $113.9 million (2006/07: $98.4 million), representing $72.1 million (2006/07: $61.3 million) in the US and $41.8 million (2006/07: $37.1 million) in the UK. Capital expenditure in the US was $111.1 million (2006/07: $101.1 million) and in the UK was $29.3 million (2006/07: $23.3 million). Capital expenditure in the US was primarily due to the rate of new store space growth while that of the UK reflected the number of stores refurbished and the phased replacement of the EPOS system.

2.1.7	Impact of constant exchange rates and 53rd week

The Group has historically used constant exchange rates to compare period to period changes in certain financial data, which is referred to as “at constant exchange rates” throughout this document. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating income, income before income taxes, net income and earnings per share at constant exchange rates and the impact of the 53rd week in 2006/07, including a reconciliation to the Group’s GAAP results, is analysed below.

	2007/08	2006/07	Growth at actual exchange rates	Impact of 53rd week		2006/07 on 52 week basis at actual exchange rates (non- GAAP)	2007/08 52 week growth at actual exchange rates (non- GAAP)	Impact of exchange rate movement	2006/07 on 52 week basis at constant exchange rates (non- GAAP)	2007/08 52 week growth at constant exchange rates (non- GAAP)
	$m	$m	per cent	$m		$m	per cent	$m	$m	per cent
Sales by origin and destination:
UK	959.6	907.1	5.8	(13.2)		893.9	7.4	57.0	950.9	0.9
US	2,705.7	2,652.1	2.0	(52.2)		2,599.9	4.1	–	2,599.9	4.1

	3,665.3	3,559.2	3.0	(65.4)		3,493.8	4.9	57.0	3,550.8	3.2

Operating income:
UK—Trading	109.3	100.0	9.3	(3.3)		96.7	13.0	6.2	102.9	6.2
—Group function	(15.8)	(14.1)	n/a	–		(14.1)	n/a	(0.9)	(15.0)	n/a

	93.5	85.9	8.8	(3.3)		82.6	13.2	5.3	87.9	6.4
US	265.2	318.9	(16.8)	(0.5)		318.4	(16.7)	–	318.4	(16.7)

	358.7	404.8	(11.4)	(3.8)		401.0	(10.5)	5.3	406.3	(11.7)

Income before income taxes	336.2	387.3	(13.2)	(3.2)		384.1	(12.5)	6.1	390.2	(13.8)

Net income	219.8	252.7	(13.0)	(2.1)		250.6	(12.3)	4.3	254.9	(13.8)

Earnings per share	12.9c	14.6c	(11.6)	(0.1	)c	14.5c	(11.0)	0.3c	14.8c	(12.8)

2.1.8	Dividends

In November 2007 an interim dividend of 0.96 cents per share was paid (2006/07: 0.4434p). and a final dividend of 6.317 cents (2006/07: 6.317 cents) per share for 2007/08 was paid on 3 July 2008. This represents an increase in the total dividend for the year of 1.6 per cent converting the interim dividend paid in 2006 at the US dollar pound sterling rate from Reuters at 4.00 p.m. on 3 November 2006. The US dollar to pound sterling rate used to convert the 6.317 cents dividend per share for payment to shareholders who elected to receive a pound sterling dividend, was the rate as derived from Reuters at 4.00 p.m. on the record date of 23 May 2008.

Further details of the dividend policy of the Company going forward are set out at Section 6 of this Part IX.

At 2 February 2008, after taking into account the subsequently recommended final dividend of 6.317 cents per share (2006/07: 6.317 cents per share), Signet had distributable reserves of $283.2 million (3 February 2007: $199.0 million).

2.2	Prior year review 53 weeks ended 3 February 2007

Total Group sales rose to $3,559.2 million (2005/06: $3,154.1 million), up by 12.8 per cent on a reported basis and 11.5 per cent at constant exchange rates. On a 52 week basis Group like for like sales were up by 5.4 per cent and net new store space contributed 4.5 per cent. The 53rd week contributed 1.6 per cent to sales in 2006/07 (see table opposite). Group operating margin decreased to 11.4 per cent (2005/06: 11.7 per cent), reflecting a decline in the operating margin of the US division and an increase in that of the UK division (see table opposite). The 53rd week contributed some $3.4 million to operating income in 2006/07. Group operating income increased to $404.8 million (2005/06: $370.5 million), up by 9.3 per cent on a reported basis and 8.3 per cent at constant exchange rates, as total sales growth more than compensated for the decline in operating margin. Net interest amounted to $17.5 million (2005/06: $16.2 million), the increase being primarily due to the transition from a securitised borrowing facility to the new private placement note facility and incremental borrowing as a result of the share buyback programme offset by the movement in the US dollar/pound sterling exchange rate. Group income before income taxes increased to $387.3 million (2005/06: $354.3 million), up by 9.3 per cent on a reported basis and 8.2 per cent at constant exchange rates. The 53rd week contributed some $2.8 million to income before income taxes in 2006/07. Net income increased by 6.2 per cent to $252.7 million (2005/06: $238.0 million), an increase of 5.2 per cent at constant exchange rates. Basic earnings per share was 14.6 cents (2005/06: 13.7 cents), up by 6.6 per cent on a reported basis and 5.8 per cent at constant exchange rates.

2.2.1	Sales

Components of 2006/07 sales growth

	US per cent	UK per cent	Group per cent
Like for like sales on a 52 week basis	7.0	1.1	5.4
Change in net new store space	6.2	0.1	4.5
Exchange translation	–	4.6	1.3
Impact of 53rd week	1.7	1.5	1.6

Total sales growth	14.9	7.3	12.8

Like for like sales for the US division increased by 7.0 per cent on a 52 week basis, and total US dollar sales by 14.9 per cent. The US division had a consistent performance throughout the year. The contribution from new store space was 6.2 per cent and the impact of the 53rd week was 1.7 per cent (see table above). Total reported sales grew by 14.9 per cent.

The UK business saw sales stabilise in 2006/07 after a sharp deterioration in 2005/06. The strategy of increasing diamond participation continued to drive improvements in performance indicators such as average selling price, with the volume of transactions reduced. On a 52 week basis like for like sales increased by 1.1 per cent, the impact of changes in net new store space was 0.1 per cent, the impact of exchange rate movements was 4.6 per cent and the 53rd week 1.5 per cent (see table above). Total sales increased by 7.3 per cent.

2.2.2	Operating income

Operating income margin movement

	US per cent	UK per cent	Group per cent
2005/06 margin	12.8	10.5	11.7
Gross merchandise margin	(0.7)	0.3	(0.5)
Expenses	0.8	0.2	0.8
Initial adoption of SFAS 123(R)	(0.2)	(0.2)	(0.2)
New store space	(0.5)	–	(0.3)
Impact of 53rd week	(0.2)	0.2	(0.1)

2006/07 margin	12.0	11.0	11.4

The operating margin in the US division was 12.0 per cent (2005/06: 12.8 per cent). Leverage of 70 basis points from like for like sales growth partly offset the impact of additional immature space of 50 basis points as well as the adverse movement in gross margin percentage of 70 basis points and the impact of the 53rd week of 20 basis points (see table above). Selling, general and administrative expenses increased reflecting the resources required to support the growth of the division. The ratio of net bad debt to sales improved a little to 2.8 per cent (2005/06: 3.0 per cent). Operating income was $318.9 million (2005/06: $295.9 million), up by 7.8 per cent. The commencement of television advertising for Valentine’s Day 2007 in the last week of 2006/07, with the related sales benefit occurring in 2007/08, meant that the 53rd week did not contribute to operating income.

The UK division’s gross merchandise margin increased by 30 basis points, the benefit from advantageous hedging positions and selective price increases more than offsetting higher commodity costs. The actions taken to reduce costs in 2005/06 benefited the business throughout 2006/07 and resulted in a 20 basis point improvement in operating margin prior to the 20 basis points adverse impact arising from the implementation of SFAS 123(R). The operating margin at 11.0 per cent was up on last year (2005/06: 10.5 per cent). Operating income rose by 12.7 per cent to $100.0 million (2005/06: $88.7 million) on a reported basis and 8.0 per cent at constant exchange rates. The impact of the 53rd week on operating income was about $3.4 million.

2.2.3	Group Costs

Group central costs amounted to $14.1 million (2005/06: $14.1 million, including a property provision of $1.3 million).

2.2.4	Income taxes

The charge of $134.6 million (2005/06: $116.3 million) represents an effective income tax rate of 34.8 per cent (2005/06: 32.8 per cent).

2.2.5	Return On Capital Employed

The Group’s ROCE is a non-GAAP measure calculated from the operating income divided by average capital employed excluding goodwill. It was 22.4 per cent (2005/06: 22.3 per cent). In the US the ROCE excluding goodwill was 21.2 per cent (2005/06: 22.1 per cent) reflecting the additional investment in an 11 per cent increase in net new store space. In the UK there was an increase to 34.0 per cent reflecting high leverage of capital employed (2005/06: 26.0 per cent). US capital employed included in-house credit card receivables of $779.3 million at 3 February 2007 ($677.4 million at 28 January 2006).

2.2.6	Depreciation, Amortisation And Capital Expenditure

Depreciation and amortisation charges were $98.4 million (2005/06: $83.2 million), $61.3 million (2005/06: $51.3 million) in the US and $37.1 million (2005/06: $31.9 million) in the UK. Capital expenditure in the US was $101.1 million (2005/06: $88.4 million) and in the UK was $23.3 million (2005/06: $48.2 million). The additional capital expenditure in the US was primarily due to the increase in the rate of new store space growth. The decrease in the UK reflected a lower level of expenditure in line with the fluctuations in the number of stores due to be refurbished.

2.2.7	Impact Of Constant Exchange Rates And 53rd Week

The Group has historically used constant exchange rates to compare period to period changes in certain financial data, which is referred to as “at constant exchange rates” throughout this document. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating income, income before income taxes, net income and earnings per share at constant exchange rates and the impact of the 53rd week, including a reconciliation to the Group’s GAAP results, is analysed below.

	2006/07	2005/06	Growth at actual exchange rates	Impact of exchange rate movement	2005/06 at constant exchange rates (non- GAAP)	Growth at constant exchange rates (non- GAAP)	Impact of 53rd week		2006/07 52 weeks basis at constant exchange rates (non- GAAP)	52 week growth at constant exchange rates (non- GAAP)
	$m	$m	per cent	$m	$m	per cent	$m		$m	per cent
Sales by origin and destination:
UK	907.1	845.3	7.3	37.6	882.9	2.7	(13.7)		893.4	1.2
US	2,652.1	2,308.8	14.9	–	2,308.8	14.9	(39.1)		2,613.0	13.2

	3,559.2	3,154.1	12.8	37.6	3,191.7	11.5	(52.8)		3,506.4	9.9

Operating income:
UK—Trading	100.0	88.7	12.7	3.9	92.6	8.0	(3.4)		96.6	4.3
—Group function	(14.1)	(14.1)	–	(0.6)	(14.7)	–	–		(14.1)	n/a

	85.9	74.6	15.1	3.3	77.9	10.3	(3.4)		82.5	5.9
US	318.9	295.9	7.8	–	295.9	7.8	–		318.9	7.8

	404.8	370.5	9.3	3.3	373.8	8.3	(3.4)		401.4	7.4

Income before income taxes	387.3	354.3	9.3	3.5	357.8	8.2	(2.8)		384.5	7.5

Net income	252.7	238.0	6.2	2.2	240.2	5.2	(1.7)		251.0	4.5

Earnings per share	14.6c	13.7c	6.6	0.1c	13.8c	5.8	(0.2	)c	14.4c	4.3

2.2.8	Dividends

In November 2006 an interim dividend of 0.4434p per share was paid (2005/06: 0.4125p) and a final dividend of 6.317 cents (2005/06: 2.8875p) per share was paid on 6 July 2007. Based on the exchange rate at 17 April 2007 this represented an increase in the total dividend for the year of 9.1 per cent.

3.	Liquidity and Capital Resources

3.1	Cash flow

It is the objective of the Group to maintain a strong balance sheet, after implementing its 8 per cent to 10 per cent new store space growth strategy in the US, the continuing programme of store refurbishments and relocations on both sides of the Atlantic, payment of dividends, and any repurchase of shares. Factors which could affect this objective would be the acquisition of a business or a change in the Group’s distribution policy to shareholders or if there was a variation in the operating performance of the Group.

The cash flow performance of the Group depends on a number of factors, such as the:

•	operating performance of the business;

•	rate of space expansion, which influences both fixed and working capital investment;

•	level of store refurbishment and relocations;

•	level of inventory investment; and

•	proportion of US sales made on the in-house credit card and the average monthly collection rate of the credit balances.

Investment in new space requires significant investment in working capital, as well as fixed capital investment, due to the slow inventory turn, and the additional investment required to fund sales in the US utilising the in-house credit card.

In years when the rate of new store space expansion in the US is below the planned 8 per cent to 10 per cent range, the Group will have reduced levels of investment in fixed and working capital. The level of store refurbishment and relocation varies from year to year and fixed capital investment will reflect these changes. In 2007/08 the decline in net income meant that there was a cash outflow of $120.6 million (2006/07: $30.7 million) before exchange adjustments and the repurchase of shares amounting to $29.0 million (2006/07: $63.4 million) and proceeds from the issue of shares of $6.0 million (2006/07: $7.7 million).

The Group’s working capital requirements fluctuate during the year as a result of the seasonal nature of its business. As inventory is purchased for the Christmas season there is a working capital outflow which reaches its highest levels in late autumn. This position then reverses over the key selling period of November and December. The working capital needs of the business are then relatively stable from January to August. The rough diamond sourcing initiative will require the Group to hold an element of its inventory for approximately an additional 60 days. The timing of the payment of the final dividend, normally in July, is also material to working capital requirements during the year.

In 2007/08 net cash flows generated from operating activities amounted to $142.7 million (2006/07: $201.8 million) after funding a working capital increase of $171.9 million (2006/07: $172.6 million), principally as a result of the growth of space in the US division and slightly higher than planned inventory at the year end. It is anticipated that in 2008/09 there will be a further increase in the level of working capital due to planned US store openings however, this is expected to be significantly less than in 2007/08. Interest of $29.8 million (2006/07: $31.4 million) and tax of $128.5 million (2006/07: $130.1 million) were paid.

3.2	Capital expenditure

Group capital expenditure was $140.4 million (2006/07: $124.4 million). The level of capital expenditure was some 1.2 times the depreciation and amortisation charge of $113.9 million (2007/08: $98.4 million). Equity dividends of $123.9 million (2006/07: $108.7 million) were paid, and $29.0 million (2006/07: $63.4 million) was utilised to repurchase shares. $6.0 million (2006/07: $7.7 million) was received from the proceeds of issuing shares.

3.3	Net Debt

Net Debt at 2 February 2008 was $374.6 million (3 February 2007: $233.2 million). Group gearing at the year end was 21.2 per cent (3 February 2007: 13.9 per cent).

On 30 March 2006 Signet entered into a US Private Placement Note Term Series Purchase Agreement (“Note Purchase Agreement”) which was funded largely from US insurance sector institutional investors in the form of fixed rate investor certificate notes (“Notes”). These Notes represent 7, 10 or 12 year maturities, with Series (A) $100 million 5.95 per cent due 2013; Series (B) $150 million 6.11 per cent due 2016 and Series (C) $130 million 6.26 per cent due 2018. The aggregate issuance was $380 million and the funding date was 23 May 2006. The proceeds from this debt issuance were used to refinance the maturing securitisation programme of $251.0 million which ended in November 2006 and for general corporate purposes. The Notes rank pari passu with the Group’s other senior unsecured debt. The principal financial covenants on this Note Purchase Agreement are as follows:

1.	the ratio of Consolidated Net Debt to Consolidated EBITDA (Earning Before Interest, Tax, Depreciation and Amortisation) shall not exceed 3:1;

2.	Consolidated Net Worth (total net assets) shall not fall below £400 million; and

3.	the ratio of EBITARR (Earnings Before Interest, Tax, Amortisation, Rents, Rates and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents, Rates and Operating Lease Expenditure shall be equal to or greater than 1.4:1.

In October 2007 the Group entered into a 364 day $200m Series 2007 asset backed variable funding note conduit securitisation facility for general corporate purposes. Under this securitisation, interests in the US receivables portfolio are sold to Bryant Park, a conduit administered by HSBC Securities (USA) Inc. This facility has not been utilised.

On 26 June 2008 Signet entered into a $520 million unsecured multi-currency five year revolving credit facility agreement (the “Facility Agreement”). The Facility Agreement replaced a similar $390 million facility that had been entered into on 28 September 2004. Under the Facility Agreement, a syndicate of banks made facilities available to the Group in the form of multi-currency cash advances and sterling acceptance credits on, inter alia, the following terms:

•

the Facility Agreement bears a maximum margin of 1.75 per cent above LIBOR, though the margin may be lower dependent upon the performance of the Group. Since the commencement of the facility the margin has been 1.20 per cent above LIBOR; and

•	the Facility Agreement is guaranteed by the Group’s principal holding and operating subsidiaries.

The continued availability of the Facility Agreement is conditional upon the Group achieving certain financial performance criteria identical to those under the Note Purchase Agreement (see above). It also has certain provisions which are customary for this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 2 February 2008 and 9 April 2008 the amount outstanding under the previous facility agreement was $nil. At 2 August 2008 the amount outstanding under the Facility Agreement was $79.0 million.

It is the policy of the Group to enter into interest rate protection agreements in respect of at least 75 per cent of its forecast US dollar borrowings. At 2 February 2008 the interest rate of 72 per cent of forecast US dollar borrowings for 2008/09 was capped effectively at 6.1 per cent.

The Group’s level of borrowings fluctuates during the year reflecting the cash flow performance of the Group. The cash flow performance of the Group depends on a number of factors described above and the Facility Agreement provides committed borrowing facilities for these cash flow demands.

3.4	Working capital

The Company is of the opinion that, taking into account the bank and other facilities available to the New Signet Group, the working capital available to the New Signet Group is sufficient for its present requirements, that is for at least the next twelve months from the date of publication of this document.

3.5	Capitalisation and indebtedness statement

3.5.1	Capitalisation and indebtedness

The following table shows the capitalisation and indebtedness of the Group as at 2 August 2008:

$ million
Total current debt
Guaranteed	–
Unguaranteed/unsecured	(120.2)

(120.2)
Total non-current debt (excluding current portion of long term debt)
Secured bank loans, loan notes and lease finance	–
Unsecured subordinated loan notes	(380.0)

Total debt	(500.2)

Shareholders’ equity
Share capital	15.4
Share premium	163.5
Other reserves	235.2
Treasury stock	(10.8)
Retained earnings	1,856.4
Accumulated other comprehensive income	2.1

Total shareholders’ equity	2,261.8

Total	1,761.6

3.5.2	Net financial indebtedness

The following table shows the net financial indebtedness of the Group as at 2 August 2008:

$ million
Cash	66.9

Current bank debt	(120.2)
Current portion of non current secured loan notes and lease finance	–

Current financial debt	(120.2)

Current net financial indebtedness	(53.3)

Non current bank loans	–
Secured loan notes	–
Lease finance	–
Unsecured subordinated loan notes	(380.0)

Non current financial indebtedness	(380.0)

Gross debt	(500.2)

Net financial indebtedness	(433.3)

4.	Critical Accounting Policies

Critical accounting policies covering areas of greater complexity or those particularly subject to the exercise of judgement are listed below. There are no material off-balance sheet structures. The principal accounting policies are set out in Part X of this document.

4.1	Revenue recognition

Where the contractual obligation is borne by the Group, revenue from the sale of extended service agreements is deferred and recognised, net of incremental costs arising from the initial sale, in proportion to anticipated claims arising. This period is based on the historical claims experience of the business, which has been consistent since these products were launched. The Group reviews the pattern of claims at the end of each year to determine any significant trends that may require changes to revenue recognition rates.

When promotional vouchers providing an incentive to enter into a future purchase are issued, the estimated fair value of these vouchers is treated as deferred revenue. The fair value of these vouchers is calculated based on prior years’ experience.

Provision is made for future returns expected within the stated return period, based on previous percentage return rates experienced.

4.2	Inventory valuation

Inventory is valued on an average cost basis and includes appropriate overheads. Overheads allocated to inventory cost are only those directly related to bringing inventory to its present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs.

Where necessary, provision is made for obsolete, slow-moving and damaged inventory. This provision represents the difference between the cost of the inventory and its estimated market value, based upon inventory turn rates, market conditions and trends in consumer demand.

In the US, inventory losses are recognised at the mid-year and fiscal year end based on complete physical inventories. In the UK, inventory losses are recorded as identified on a perpetual inventory system and an estimate is made of losses for the period from the last inventory count date to the end of the financial year on a store by store basis. These estimates are based on the overall divisional inventory loss experience since the last inventory count.

4.3	Foreign currency translation

The results of subsidiary undertakings with functional currencies other than US dollars are translated into US dollars at the weighted average rates of exchange during the period and their balance sheets and attributable goodwill at the rates at the balance sheet date. Exchange differences arising from the translation of the net assets of these subsidiary undertakings are included in other comprehensive income. Other exchange differences arising from foreign currency transactions are included in net operating income.

4.4	Hedge accounting

Changes in the fair value of financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity through the statement of comprehensive income. Any ineffective portion of the gain or loss is recognised immediately in the income statement.

4.5	Taxation

Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Amounts reserved are based on management’s interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are more likely that not of being sustained. Once recognised, management reviews each material tax benefit taking account of potential settlement through negotiation and/or litigation. Any established reserves are included in payables. Any recorded exposure to interest and penalties on tax liabilities is included in the tax charge.

4.6	Depreciation and impairment

Depreciation is provided on freehold and long leasehold premises over a useful life not exceeding 50 years. Freehold land is not depreciated. Depreciation is provided on other fixed assets at rates between 10 per cent and 33 1/3 per cent. Shopfit depreciation rates have been set based on the refit cycle for each store fascia and the useful lives of each individual element of the shopfit. Tills and other IT equipment have separately determined depreciation rates.

In the UK there are circumstances where refurbishments are carried out close to the end of the lease term, such that the expected life of the newly installed leasehold improvements will exceed the lease term. Where the renewal of the lease is reasonably assured, such shopfronts, fixtures and fittings are depreciated over a period equal to the lesser of their economic useful life, or the remaining lease term plus the period of reasonably assured renewal. Reasonable assurance is gained through evaluation of the right to enter into a new lease, the performance of the store and potential availability of alternative sites.

Where appropriate, impairments are made on assets that have a recoverable amount less than net book value. Additionally, potentially impaired assets are identified by reviewing the cash flows of individual stores where trading since the initial opening of the store has reached a mature stage. Where such stores deliver low or negative cash flow, the related store assets are considered for impairment by reference to estimated future cash flows.

4.7	Lease costs and incentives

Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term including any construction period or other rental holiday. Other operating lease costs are charged to the income statement as incurred. Amounts payable in respect of percentage rent (sales) leases are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount can be reasonably estimated. Premiums paid to acquire short leasehold properties and incentives received relating to leased properties are amortised over the lease term.

4.8	Receivables

Accounts receivable are stated net of an allowance for uncollectible balances. This allowance is based on the Group’s past experience and the payment history of individual customers. The Group regularly reviews its individual receivable balances and when it assesses that a balance has become irrecoverable it is fully written off. The Group provides credit facilities to customers upon completing appropriate credit tests.

Interest receivable from the US in-house credit programme is classified as other operating income.

4.9	UK retirement benefits

The expected liabilities of the Group Scheme are calculated based primarily on assumptions regarding salary and pension increases, inflation rates, discount rates, projected life expectancy and the long term rate of return expected on the Group Scheme’s assets. A full actuarial valuation was completed as at

5 April 2006 and the Group Scheme valuation is updated at each year end. The discount rate is based on the yield at the balance sheet date of AA rated corporate bonds of equivalent currency and term to the Group Scheme’s liabilities. The value of the assets of the Group Scheme is measured as at the balance sheet date, this being particularly dependent on the value of equity investments held by the Group Scheme at that date. The overall impact on the consolidated balance sheet is significantly mitigated as the members of the Group Scheme are only in the UK and account for about 11 per cent of UK employees. The Group Scheme ceased to admit new employees from April 2004. In addition, if actuarial gains and losses exceed 10 per cent of the greater of plan assets or plan liabilities, the Group amortises those gains or losses over the average remaining service period of the employees.

4.10	Share-based Compensation

The Group recognises a charge to income in respect of the fair values of outstanding employee share options and the Group’s estimate of the numbers of options that will eventually vest. The Group estimated the fair value of all share-based awards using a Black-Scholes valuation model up to 29 January 2005. Subsequent to 29 January 2005, the Group continued to use a Black-Scholes valuation model for the Long-Term Incentive Plans (“LTIP”) options; all other share-based awards, however, were valued using a binomial valuation model. The key assumptions surrounding the valuation of employee share options include the risk free interest rate, expected life of options, expected volatility and dividend yield. The expected volatility is based on the five year average historical volatility. For certain share plans that include a condition whereby vesting is contingent on growth exceeding the scheme target adjusted by movements in the relevant UK or US Retail Price Index (“RPI”) then the fair values are re-measured at the end of each reporting period until the criteria have been satisfied. For the share plans that do not have such a condition, the fair value is set at the grant date and used for the life of the option.

5.	Current Trading, Trends and Prospects

In the 26 weeks ended 2 August 2008 Group income before income taxes, excluding non-recurring costs of $10.5 million related to the move of the primary listing to the NYSE, fell by 28.6% to $81.2 million (H1 2007/08: $113.7 million). Like for like sales were down by 3.4% and total sales by 0.6% to $1,591.4 million (H1 2007/08: $1,601.8 million). The average US dollar exchange rate for the period was £1/$1.98 (H1 2007/08: £1/$1.99). The components of the change in sales are set out below:

Change in sales	US	UK	Group
	%	%	%
Like for like sales	(5.2)	2.3	(3.4)
Change in new store space	4.4	(1.9)	2.9
Exchange translation	–	(0.5)	(0.1)

Total sales growth as reported	(0.8)	(0.1)	(0.6)

Operating income excluding relisting costs fell by 24.1% to $93.9 million (H1 2007/08: $123.7 million) and operating margin was 5.9% (H1: 2007/08: 7.7%). On a reported basis the operating income was $83.4 million.

The tax rate was 35.8% (H1 2007/08: 34.7%) and net income for the financial period was $45.4 million. Diluted earnings per share were 2.7c (H1 2007/08: 4.4c). The Signet Board has approved an unchanged interim dividend of 0.96c.

The Group’s strong balance sheet and superior operating metrics on both sides of the Atlantic enables the business to continue to implement its proven strategy. Appropriate adjustments in execution are being made to reflect the challenging economic conditions with tight control of costs, inventory, gross merchandise margin and investment in new space. As a result the business will be well positioned when the economy improves. However, in the short term, the consumer environment in both the US and the UK remains very challenging. As always, the results for the year will be significantly influenced by the Group’s performance during the important Christmas period.

As at the date of this document, there have been no material changes in the capitalisation and indebtedness of the Company or the Group since 2 August 2008.

6.	Dividends and Dividend Policy

Following implementation of the Proposal, the Company intends to adopt a dividend policy that will continue to take into account the needs of the business including its store development programme, the significant competitive advantages of a strong balance sheet, as well as the wider economic environment. The Board will also take account of the payout ratios of US listed speciality retailers, which are typically lower than in the UK. The Board may also consider the repurchase of shares from time to time.

Signet declared an interim dividend of 0.96 cents per share when it announced its 6 months results to 31 July 2008 on 3 September 2008. It is intended that this interim dividend distribution by Signet will be passed on to shareholders by the Company in November 2008. A final dividend will be considered by the Company at the time of the full year results for 2008/09 in March 2009.

In subsequent years the Board intends to declare quarterly dividends.

PART X

ACCOUNTANT’S REPORTS AND FINANCIAL INFORMATION

Accountant’s report on historical financial information

Private & confidential

The Directors

Signet Jewelers Limited

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

Dear Sirs

Signet Jewelers Limited (the “Company”)

We report on the financial information set out on page 72 of the prospectus dated 5 September 2008 (the “Prospectus”) of Signet Jewelers Limited. This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in the notes to the financial information. This report is required by paragraph 20.1 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in the notes to the financial information and in accordance with Generally Accepted Accounting Principles in the USA (“US GAAP”).

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 5 September 2008, a true and fair view of the state of affairs of the Company as at the date stated and of its result for the period then ended in accordance with the basis of preparation set out in the notes to the financial information and in accordance with US GAAP.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit plc

SIGNET JEWELERS LIMITED

FINANCIAL INFORMATION FOR THE PERIOD ENDED 9 JULY 2008

Income Statement

During the period from incorporation on 25 June 2008 to 9 July 2008, the Company has not traded and has received no income and incurred no expenditure. Consequently, during the current period the Company has neither a net income or loss and hence no income statement has been prepared.

Balance Sheet

9 July 2008
$
Assets
Current assets:
Cash and cash equivalents	0.009

Total assets	0.009

Shareholder’s equity
Common stock of 0.9c par value; authorised 10,000 million shares, issued and outstanding one share.	0.009
Undesignated preference shares of $0.01 par value; authorised 500,000,000 shares; issued and outstanding, nil shares	–

Total liabilities and shareholder’s equity	0.009

Statement of cash flow

During the period from incorporation on 25 June 2008 to 9 July 2008, the Company did not receive or pay any cash other than receiving a payment of US$0.009 for its one issued common share and hence no cash flow statement has been prepared.

NOTES TO THE FINANCIAL INFORMATION

Basis of preparation

The financial information has been prepared in accordance with US GAAP and includes the results of the Company from incorporation on 25 June 2008 to 9 July 2008.

History

The Company was incorporated in Bermuda on 25 June 2008 under the name Signet Limited and changed its name to Signet Jewelers Limited on 4 July 2008.

Post balance sheet events

Pursuant to the scheme of arrangement under Part 26 of the UK Companies Act 2006 between Signet and its shareholders, Signet will become a wholly and directly owned subsidiary of the Company and the existing shareholders of Signet will become the shareholders of the Company. Immediately following the scheme becoming effective, former Signet Shareholders will hold 100 per cent of the Common Shares in issue. The Scheme will be implemented by cancelling and extinguishing all of the Scheme Shares on the Scheme Effective Date, capitalising the reserve created by the cancellation and issuing new Signet Shares to the Company. In return for the Company’s receipt of the new Signet Shares to be issued to it, Scheme Shareholders will receive one Common Share for each Signet Share previously held by them at the Scheme Record Date. Following the issue of shares by the Company, all of the issued and unissued common shares of par value $0.009 each in the capital of the Company will be consolidated and divided into common shares of par value of $0.18 each.

Accountant’s report on historical financial information

Private & confidential

The Directors

Signet Jewelers Limited

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

Dear Sirs

Signet Group plc (the “Group”)

We report on the financial information set out on pages 74 to 106 of the prospectus dated 5 September 2008 of Signet Jewelers Limited (the “Prospectus”). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in note 1. This report is required by paragraph 20.1 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

The Directors of the Group are responsible for preparing the financial information on the basis of preparation set out in note 1 and in accordance with Generally Accepted Accounting Principles in the USA (“US GAAP”).

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 5 September 2008, a true and fair view of the state of affairs of the Group as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1 and in accordance with US GAAP.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit plc

Consolidated income statements

	52 weeks ended 2 February 2008		53 weeks ended 3 February 2007		52 weeks ended 28 January 2006		Notes
	$m		$m		$m
Sales	3,665.3		3,559.2		3,154.1		2
Cost of sales	(2,414.6)		(2,266.3)		(1,990.1)

Gross margin	1,250.7		1,292.9		1,164.0
Selling, general and administrative expenses	(1,000.8)		(979.6)		(876.8)
Other operating income, net	108.8		91.5		83.3		3

Operating income	358.7		404.8		370.5		2
Interest income	6.3		16.7		4.3
Interest expense	(28.8)		(34.2)		(20.5)

Income before income taxes	336.2		387.3		354.3
Income taxes	(116.4)		(134.6)		(116.3)		5

Net income	219.8		252.7		238.0

Earnings per share—basic	12.9	c	14.6	c	13.7	c	6
—diluted	12.8	c	14.3	c	13.7	c	6

All of the above relate to continuing activities attributable to equity shareholders.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

	2 February 2008	3 February 2007	28 January 2006	Notes
	$m	$m	$m
Assets
Current assets:
Cash and cash equivalents	41.7	152.3	92.9	8
Accounts receivable, net	848.2	792.1	445.7	9
Other receivables	40.5	41.0	36.6
Other current assets	38.8	36.0	28.5
Deferred tax assets	–	1.6	–	5
Inventories	1,453.6	1,350.6	1,203.1	10

Total current assets	2,422.8	2,373.6	1,806.8

Non-current assets:
Property, plant and equipment, net	489.2	471.4	437.2	12
Goodwill	556.0	556.0	540.9	11
Other intangible assets, net	22.0	15.7	9.9	11
Other assets	34.8	29.2	25.3
Retirement benefit asset	–	3.7	–	18
Deferred tax assets	74.6	58.6	43.0	5

Total assets	3,599.4	3,508.2	2,863.1

Liabilities and Shareholders’ equity:
Current liabilities:
Loans and overdrafts	36.3	5.5	16.4	16
Accounts payable	89.3	115.4	112.0
Accrued expenses and other current liabilities	268.2	277.0	250.3	13
Deferred revenue	125.3	122.7	111.2	14
Deferred tax liabilities	47.9	27.8	16.1	5
Income taxes payable	79.5	101.7	88.9

Total current liabilities	646.5	650.1	594.9

Non-current liabilities:
Long term debt	380.0	380.0	–	16
Other liabilities	96.4	106.0	87.3	15
Deferred revenue	149.7	144.2	116.1	14
Retirement benefit obligation	5.6	–	1.9	18

Total liabilities	1,278.2	1,280.3	800.2

Commitments and contingencies				20

Shareholders’ equity:
Common stock of 0.9c par value: authorized 5,929.9 million shares, issued and outstanding 1,705.5 million shares (2007: 0.5p par value: authorized 5,929.9 million, issued and outstanding; 1,713.6 million shares, 2006: 0.5p par value: authorized 5,929.9 million shares issued and outstanding 1,738.8 million shares)	15.3	14.0	14.3	19
Deferred stock, £1 par value: authorized 50,000, issued and outstanding 50,000 shares (2007 and 2006: nil authorized, nil issued and outstanding)	0.1	–	–	19
Additional paid-in-capital	162.5	138.5	130.1	19
Other reserves	235.2	235.1	234.8	19
Treasury stock: 1.7 million shares (2007: 2.6 million shares and 2006: 3.7 million shares)	(10.8)	(13.3)	(15.4)	19
Retained earnings	1,918.4	1,855.5	1,779.2
Accumulated other comprehensive income/(loss)	0.5	(1.9)	(80.1)

Total shareholders’ equity	2,321.2	2,227.9	2,062.9

Total liabilities and shareholders’ equity	3,599.4	3,508.2	2,863.1

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flow

	52 weeks ended 2 February 2008	53 weeks ended 3 February 2007	52 weeks ended 28 January 2006
	$m	$m	$m
Cash flows from operating activities:
Net income	219.8	252.7	238.0
Adjustments to reconcile net income to cash flows provided by operations:
Depreciation of property, plant and equipment	109.2	96.0	81.0
Amortization of other intangible assets	4.7	2.4	2.2
Pension expense	(2.0)	2.3	(1.5)
Share-based payments expense	(3.4)	17.2	0.2
Deferred taxation	6.9	(1.9)	(12.4)
Other non-cash movements	(3.0)	(1.5)	1.0
Loss on disposal of property, plant and equipment	1.4	0.8	–
Changes in operating assets and liabilities:
Increase in accounts receivable	(56.2)	(93.3)	(75.9)
Increase in other receivables	(5.2)	(11.4)	(14.3)
Decrease in other current assets	0.7	1.3	0.2
Increase in inventories	(96.8)	(118.1)	(131.0)
(Decrease)/increase in accounts payable	(31.7)	(1.7)	36.7
Increase in accrued expenses and other liabilities	7.7	1.4	69.0
Increase in deferred revenue	9.6	49.2	0.5
(Decrease)/increase in income taxes payable	(19.0)	6.4	12.2

Net cash provided by operating activities	142.7	201.8	205.9

Investing activities:
Purchase of property, plant and equipment	(129.1)	(116.9)	(126.7)
Purchase of other intangible assets	(11.3)	(7.5)	(9.9)
Proceeds from sale of property, plant and equipment	1.0	0.6	13.5

Net cash flows used in investing activities	(139.4)	(123.8)	(123.1)

Financing activities:
Dividends paid	(123.9)	(108.7)	(94.9)
Proceeds from issue of common stock	6.0	7.7	7.0
Purchase of own shares	(29.0)	(63.4)	(3.6)
Proceeds from short term borrowings	31.1	7.0	–
Repayment of short term borrowings	–	–	(83.9)
Proceeds from long term debt	–	380.0	–
Repayment of long term debt	–	(251.0)	–

Net cash flows used in financing activities	(115.8)	(28.4)	(175.4)

Cash and cash equivalents at beginning of year	152.3	92.9	193.5
(Decrease)/increase in cash and cash equivalents	(112.5)	49.6	(92.6)
Effect of exchange rate changes on cash and cash equivalents	1.9	9.8	(8.0)

Cash and cash equivalents at end of year	41.7	152.3	92.9

Supplemental cash flow information
Interest paid	29.8	31.4	20.5
Income taxes paid	128.5	130.1	116.5

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of shareholders’ equity

	Common stock at par value	Deferred stock at par value	Additional paid-in- capital	Other reserves (Note 20)	Own stock held	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 29 January 2005	14.3	–	123.3	234.8	(14.7)	1,638.6	(0.5)	1,995.8
Net income	–	–	–	–	–	238.0	–	238.0
Foreign currency translation adjustments	–	–	–	–	–	–	(46.9)	(46.9)
Changes in fair value of derivative instruments, net of tax	–	–	–	–	–	–	2.8	2.8
Minimum pension liability adjustment, net of tax	–	–	–	–	–	–	(35.5)	(35.5)
Dividends	–	–	–	–	–	(94.9)	–	(94.9)
Share options exercised	–	–	6.6	–	2.9	(2.5)	–	7.0
Share based compensation expense	–	–	0.2	–	–	–	–	0.2
Purchase of own shares by Employee Share Trusts (“ESOT”)	–	–	–	–	(3.6)	–	–	(3.6)

Balance at 28 January 2006	14.3	–	130.1	234.8	(15.4)	1,779.2	(80.1)	2,062.9
Net income	–	–	–	–	–	252.7	–	252.7
Foreign currency translation adjustments	–	–	–	–	–	–	73.5	73.5
Changes in fair value of derivative instruments, net of tax	–	–	–	–	–	–	2.3	2.3
Minimum pension liability adjustment, net of tax	–	–	–	–	–	–	35.5	35.5
Adoption of Statement of Financial Accounting Standards (“SFAS”) No. 158 (see Note 18)	–	–	–	–	–	–	(33.1)	(33.1)
Dividends	–	–	–	–	–	(108.7)	–	(108.7)
Share options exercised	–	–	9.9	–	2.1	(4.3)	–	7.7
Adoption of SFAS No. 123(R) (see Note 22)	–	–	(5.3)	–	–	–	–	(5.3)
Share based compensation expense	–	–	3.8	–	–	–	–	3.8
Purchase of own shares	(0.3)	–	–	0.3	–	(63.4)	–	(63.4)

Balance at 3 February 2007	14.0	–	138.5	235.1	(13.3)	1,855.5	(1.9)	2,227.9
Translation of common stock prior to cancellation	1.4	–	(1.4)	–	–	–	–	–
Cancellation of pound par common stock	(15.4)	–	15.4	–	–	–	–	–
Issuance of dollar par common stock	15.4	–	(15.4)	–	–	–	–	–
Issuance of deferred stock	–	0.1	–	–	–	–	–	0.1
Net income	–	–	–	–	–	219.8	–	219.8
Foreign currency translation adjustments	–	–	–	–	–	–	(0.2)	(0.2)
Changes in fair value of derivative instruments, net of tax	–	–	–	–	–	–	11.2	11.2
Actuarial gains and losses on pension scheme	–	–	–	–	–	–	(9.4)	(9.4)
Prior service costs on pension scheme	–	–	–	–	–	–	0.8	0.8
Dividends	–	–	–	–	–	(123.9)	–	(123.9)
Share options exercised	–	–	6.9	–	2.5	(4.0)	–	5.4
Share based compensation expense	–	–	18.5	–	–	–	–	18.5
Purchase of own shares	(0.1)	–	–	0.1	–	(29.0)	–	(29.0)

Balance at 2 February 2008	15.3	0.1	162.5	235.2	(10.8)	1,918.4	0.5	2,321.2

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

			Pension plans
	Foreign currency translation	Changes in derivative instruments	Actuarial gains/ (losses)	Prior service (cost)/ credit	Minimum pension liability	Accumulated other comprehensive income/ (expenses)

	$m	$m	$m	$m	$m	$m
Balance at 29 January 2005	(0.5)	–	–	–	–	(0.5)
Other comprehensive income:
Foreign currency translation	(46.9)	–	–	–	–	(46.9)
Changes in fair value of derivative instruments	–	3.6	–	–	–	3.6
Minimum pension liability adjustment	–	–	–	–	(50.8)	(50.8)
Deferred tax on items recognized in equity	–	(0.8)	–	–	15.3	14.5

						(79.6)

Balance at 28 January 2006	(47.4)	2.8	–	–	(35.5)	(80.1)
Other comprehensive income:
Foreign currency translation	73.5	–	–	–	–	73.5
Changes in fair value of derivative instruments	–	3.2	–	–	–	3.2
Deferred tax on items recognized in equity	–	(0.9)	–	–	–	(0.9)

						75.8

	26.1	5.1	–	–	(35.5)	(4.3)
Adoption of SFAS No. 158, net of tax(1)	–	–	(26.6)	(6.5)	35.5	2.4

Balance at 3 February 2007	26.1	5.1	(26.6)	(6.5)	–	(1.9)
Other comprehensive income:
Foreign currency translation	(0.2)	–	–	–	–	(0.2)
Changes in fair value of derivative instruments	–	12.0	–	–	–	12.0
Actuarial loss	–	–	(13.5)	–	–	(13.5)
Prior service cost	–	–	–	1.2	–	1.2
Deferred tax on items recognized in equity	–	(0.8)	4.1	(0.4)	–	2.9

						2.4

Balance at 2 February 2008	25.9	16.3	(36.0)	(5.7)	–	0.5

(1)	includes pre tax amounts for actuarial losses of $37.6m and prior service cost of $9.3m.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE ACCOUNTS

1.	Principal Accounting Policies

Signet Group plc (the “Company”) and its subsidiary undertakings (collectively, the “Group”) is a leading retailer of jewelry, watches and associated services. The Group manages its business as two geographical segments, being the United Kingdom (the “UK”) and the United States of America (the “US”). The US segment operates retail stores under brands including Kay Jewelers, Jared The Galleria Of Jewelry and various regional brands while the UK segment’s retail stores operate under brands including H. Samuel and Ernest Jones.

In relation to the accounts of the Group, the following accounting policies have, unless otherwise stated, been applied consistently in dealing with items which are considered material in all reporting periods presented herein.

(a)	Basis of preparation

The consolidated accounts of the Group are prepared in accordance with Generally Accepted Accounting Principles in the USA (“US GAAP”) and include the results of the Company and its subsidiary undertakings made up for the 52 week period ended 2 February 2008 (“2007/08”), the 53 week period ended 3 February 2007 (“2006/07”) and the 52 week period ended 28 January 2006 (“2005/06”). Intercompany balances have been eliminated on consolidation.

These results are presented in US dollars following a change in the Group’s presentational currency from pounds sterling to US dollars with effect from 5 February 2007. As the majority of the Group’s assets and operations are in the US this change better reflects the underlying performance of the Group.

In addition, on 5 February 2007 the Company redenominated its share capital into US dollars and will retain distributable reserves and declare dividends in US dollars. As a result of these changes, management re-evaluated the Company’s functional currency criteria under Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52”), and determined that beginning 5 February 2007, the functional currency of the Company was the US dollar. This change was adopted prospectively beginning 5 February 2007 in accordance with SFAS 52.

(b)	Use of estimates

The preparation of consolidated financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of intangible assets, the valuation of inventory, depreciation, the valuation of employee benefits, income taxes and contingencies.

(c)	Foreign currency translation

The results of overseas subsidiary undertakings whose functional currency is not US dollars are translated into US dollars at the weighted average rate of exchange during the period and their balance sheets and attributable goodwill are translated at the rates ruling at the balance sheet date. Exchange differences arising from the translation of the net assets of overseas subsidiary undertakings into US dollars and matched foreign currency borrowings are included in accumulated other comprehensive income/loss.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into the relevant functional currency at the foreign exchange rate ruling at that date. Transaction gains and losses are recognized in arriving at operating income, net.

(d)	Revenue recognition

Revenue is recognized when:

•	there is persuasive evidence of an agreement or arrangement;

•	delivery of products has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed and determinable; and

•	collectability is reasonably assured.

The Group’s revenue streams and their respective accounting treatments are discussed below:

Merchandise sales

Sales are recognized for store sales when the customer receives and pays for the merchandise at the store with either cash or credit card. For online sales, sales are recognized at the estimated time the customer has received the merchandise. Amounts related to shipping and handling that are billed to customers are reflected in sales and the related costs are reflected in cost of sales.

Revenue on the sale of merchandise is reported net of anticipated returns and sales tax collected. Returns are based on previous return rates experienced.

Any deposits received from a customer for merchandise are deferred and recognized when the customer receives the merchandise.

Certain of the Group’s merchandise sales are derived from providing replacement merchandise on behalf of insurance organizations to their customers who have experienced a loss of their property. In these cases, the sale price is established by contract with the insurance organization and revenue on the sale is recognized upon both receipt of an insurance voucher from the customer, and receipt of the merchandise.

Merchandise repairs

Revenue on repair of merchandise is recognized when the service is complete and the customer receives the merchandise.

Extended service and lifetime warranty agreements

The Group, at the option of the customer, separate from the purchase price of merchandise, sells extended service and lifetime warranty agreements on certain merchandise. The terms of the service agreements obligate the Group to perform certain inspections under the agreement. The terms of the lifetime warranty agreements obligate the Group, subject to certain conditions, to perform repair work beyond normal wear and tear over the lifetime of the product. Revenue from the sale of extended service and lifetime warranty agreements is recognized in proportion to the costs expected to be incurred in performing services under the agreements. Revenue recognized in a period is based on the historical claims experience of the business. The Group reviews the pattern of claims at the end of each period to determine any significant trends that may require changes to revenue recognition rates.

Where the Group sells extended service and lifetime warranty agreements in the capacity as an agent on behalf of a third party, commission revenue is recognized at time of sale. Sales return rates include the impact of cancellations based on historical experience.

Sale vouchers

When vouchers issued on a purchase give a discount against a future purchase, the estimated fair value of those vouchers to the customer is treated as deferred revenue. This revenue is then recognized as vouchers are redeemed over the period until voucher expiry.

(e)	Cost of sales and selling, general and administrative expenses

Cost of sales includes all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of retail outlets. This includes inbound freight charges, purchasing and receiving costs, inspection and internal transfer costs. Selling, general and administrative expenses include all costs not directly incurred in the purchase, processing and distribution of merchandise or support of the retail outlets. This includes selling, administration, finance and management expenses.

(f)	Store opening costs

The promotional costs of opening new locations are expensed as incurred.

(g)	Advertising and promotional costs

Advertising and promotional costs are expensed within selling, general and administrative expenses. Production costs are expensed at the first communication of the advertisements, whilst communication expenses are expensed each time the advertisement is communicated. For catalogues and circulars, costs are all expensed at the first date they can be viewed by the consumer. Point of sale promotional material is expensed when first displayed in the stores. Advertising costs totalled $233.2 million in 2007/08 (2006/07: $212.0 million; 2005/06: $180.0 million).

(h)	Goodwill

Goodwill represents the excess of the cost on acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is not amortized to the income statement, but is reviewed for impairment, at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors the Group considers important which could trigger an impairment review include the following: (i) significant under performance of a reporting unit relative to projected operating results; (ii) significant changes in the manner of the Group’s use of acquired assets; and (iii) significant negative industry or economic trends.

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is reviewed for impairment by comparing the carrying value of each reporting unit (including allocated goodwill) to the fair value of the reporting unit. If the reporting unit’s carrying amount is greater than its fair value, then a second step is performed whereby the implied fair value that relates to the reporting unit’s goodwill is compared to the carrying value of that goodwill. The Group recognizes a goodwill impairment charge for the amount the carrying value of goodwill exceeds its implied fair value.

The Group calculates fair value through discounting future cash flow forecasts, derived from the most recent financial results and budgets approved by management. The key assumptions in determining fair value are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs. Management estimates discount rates using pre-tax rates that reflect assessments of the time value of money and the risks specific to the Group.

(i)	Other intangible assets

Other intangible assets, which comprise computer software purchased or developed for internal use, are stated at cost less accumulated amortization. Costs are capitalized in accordance with the provisions of Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. The Group’s policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Group also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer projects. Amortization is charged on a straight-line basis over periods from three to five years.

(j)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Maintenance and repair costs are expensed as incurred.

Depreciation on freehold and leasehold retail premises is calculated over the lesser of 50 years or the lease term. Long leaseholds relate to leases that have an original and unexpired lease term of greater than 25 years. Freehold land is not depreciated.

Depreciation on other fixed assets is provided on a straight-line basis over the estimated useful lives at the following annual rates:

Plant, machinery and vehicles

•	rates up to 33 1/3 per cent,

Shopfronts, fixtures and fittings

•	rates up to 33 1/3 per cent.

Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life of the improvements. Where the renewal of a lease is reasonably assured, the depreciation period for shopfronts, fixtures and fittings may exceed the remaining initial lease term, if constructed significantly after and not contemplated at the beginning of the lease term.

At the time property, plant and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Potentially impaired assets are identified by reviewing the cash flows of individual stores. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the undiscounted cash flow is less than the asset’s carrying amount, the impairment charge recognized is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. Property, plant and equipment at stores planned for closure are depreciated over a revised estimate of their useful lives.

(k)	Inventories

Inventories represent raw materials and goods held for resale and are valued at the lower of cost or market. Cost is determined using average cost and includes overheads directly related to bringing inventory to its present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs. Market is defined as estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Inventory write-downs are made for obsolete, slow moving, defective items and shrinkage. The write-down is equal to the difference between the cost of inventory and its estimated market value based upon assumptions of targeted inventory turn rates, future demand, management strategy and market conditions. Shrinkage is estimated for the period from the last inventory date to the end of the fiscal year on a store by store basis. Such estimates are based on experience. Physical inventories are taken at least once annually for all store locations and for distribution centers.

(l)	Vendor contributions

Contributions are received from vendors through various programs and arrangements including cooperative advertising. Vendor allowances are accounted for in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (including a reseller) for cash consideration received from a vendor”. Where vendor contributions are received in respect of identifiable promotional events, these are matched against the costs of these promotions. Vendor contributions which are received as general contributions and not against specific promotional events are allocated against inventories.

(m)	In-house credit programs

The Group operates an in-house credit program in the US business to allow customers to finance merchandise purchases. The credit programs have various billing and payment structures, including varying minimum payment levels and finance charge rates and fees. The Group recognizes finance charges in accordance with the contractual agreements. Gross interest earned is recorded as other operating income in the income statement. See note 3. Allowances for uncollectible amounts are recorded as a charge to selling, general and administrative expenses in the income statement.

(n)	Accounts receivable

Accounts receivable, stated at their nominal amounts, include amounts outstanding from the Group’s in-house credit programs and third party credit cards. Accounts receivable under the in-house credit programs are shown net of an allowance for uncollectible amounts. The allowance is an estimate of losses inherent in the customer portfolio as of the balance sheet date. The Group calculates the allowance using models that analyze factors such as delinquency rates, recovery rates and other portfolio data. The calculation is reviewed by management to assess whether, based on economic events, additional analyses are required to appropriately estimate losses inherent in the portfolio.

(o)	Leases

Assets held under capital leases are leases where substantially all the risks and rewards of the asset have passed to the Group. All other leases are defined as operating leases.

Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight-line basis over the lease term, including any construction period or other rental holiday. Other rentals paid under operating leases are charged to the income statement as incurred. Premiums paid to acquire short leasehold properties and inducements to enter into a lease are recognized over the lease term.

Certain leases provide for contingent rentals that are not measurable at inception. These contingent rentals are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

(p)	Taxation

Income taxes are accounted for using the asset and liability method in accordance with SFAS 109, “Accounting for Income Taxes”. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

On 4 February 2007 the Group adopted FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. The interpretation establishes a two-step approach for recognizing and measuring tax benefits, with tax benefits arising from uncertain positions only being recognized when considered to be more likely than not sustained upon examination by the taxing authority. A recognized tax position is then measured at the largest amount of benefit that is more than 50 per cent likely to be realized upon settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition issues.

At the beginning of 2007/08, the Group had approximately $20.9 million of total unrecognized tax benefits, all of which could favorably affect the effective income tax rate in future periods. Included within this, as of the adoption date, the Group had accrued interest and penalties expense related to the unrecognized tax benefits of $2.7 million. The Group recognizes interest and penalties related to unrecognized tax benefits in income tax expense. There was no cumulative effect adjustment to the opening balance of retained earnings arising as a result of the adoption of FIN 48 and no adjustments were made to other components of shareholders’ equity in the balance sheet.

At any point in time, many tax years are subject to or in the process of audit by various taxing authorities. To the extent that our estimates of settlements change or the final tax outcome of these matters is different than the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made.

(q)	Employee benefits

The Group operates a defined benefit pension scheme (the “Group Scheme”) in the UK which ceased to admit new employees from April 2004. The Group Scheme, covering two of the executive directors and the participating eligible employees in the UK, provides benefits based on members’ salaries at retirement. The Group Scheme’s assets are held by the trustees and are completely separate from those of the Group.

The net periodic cost of the Group Scheme is measured on an actuarial basis using the projected unit credit method and relevant actuarial assumptions, the most significant of which are the discount rate and the expected long term rate of return on plan assets. Other material assumptions include rates of participant mortality, the expected long term rate of compensation and pension increases and rates of employee turnover. Gains and losses occur when actual experience differs from actuarial assumptions. If such gains or losses exceed ten percent of the greater of plan assets or plan liabilities, the Group amortizes those gains or losses over the average remaining service period of the employees.

The net periodic pension cost is charged to selling, general and administrative expenses in the income statement.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”) which required an employer to:

•	recognize in its balance sheet the funded status of a benefit plan measured as the difference between the fair value of plan assets and the benefit obligation;

•	recognize, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost;

•	measure defined benefit plan assets and obligations as of the date of the employer’s balance sheet; and

•

disclose additional information in the notes to the financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

The requirements of SFAS 158 are applied prospectively upon adoption. The requirements to recognize the funded status of a defined benefit postretirement plan and provide related disclosures are effective for fiscal years ending after 15 December 2006, and have been applied for 2006/07. See Note 18.

The Group also operates a defined contribution pension scheme in the UK and sponsors a defined contribution 401(k) retirement savings plan in the US. Contributions made by the Group to these pension arrangements are charged to the income statement as incurred.

Where appropriate, supplementary pensions and life assurance benefits for UK directors and senior executives were until 5 April 2006 provided through the Signet Group Funded Unapproved Retirement Benefits Scheme (“FURBS”) and were charged to the income statement as incurred. The FURBS has now been closed and in substitution a supplement of the same amount is now paid directly to the members.

(r)	Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments for other than trading purposes to alter the risk profile of an existing underlying exposure. Forward foreign currency and commodity contracts are used to manage currency and commodity exposures arising from future purchases.

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives being recognized immediately in the income statement or accumulated other comprehensive income/(loss), depending on the timing and designated purpose of the derivative.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognized directly in equity as a component of accumulated other comprehensive income/(loss). Changes in the fair value of derivatives that do not qualify for hedge accounting, together with any hedge ineffectiveness, are recognized immediately in the income statement. For the effective portion of cash flow hedges, amounts previously recognized in equity are recognized in the income statement in the same period in which the hedged item affects net income or loss.

(s)	Cash and cash equivalents

Cash and cash equivalents comprise money market deposits and amounts placed with external fund managers with an original maturity of three months or less, and are carried at cost which approximates to fair value.

(t)	Share-based compensation

On 29 January 2006 the Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS 123(R) supersedes the Group’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) beginning in 2006/07. The Group adopted SFAS 123(R) using the modified prospective transition method, which required compensation cost to be recognized beginning on the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and (b) based on the requirements of SFAS 123, “Accounting for Share Based Compensation” (“SFAS 123”) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. Accordingly, the Group’s consolidated financial statements for prior fiscal years have not been restated to reflect the impact of SFAS 123(R).

Pursuant to SFAS 123(R), the Group measures share-based compensation cost for awards classified as equity at the grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. Certain of the Group’s share plans include a condition whereby vesting is contingent on growth exceeding the scheme target adjusted by movements in the relevant UK or US RPI. In accordance with SFAS 123(R), the RPI condition is neither a market nor a performance condition, and consequently any awards granted with this condition are classified as liability awards. The Group measures share based compensation cost for awards classified as liabilities at fair value, which is re-measured at the end of each reporting period until the performance criteria have been satisfied and the amounts are reclassified to equity. Changes in the fair value that occur during the requisite service period are recognized as compensation cost over the requisite service period.

The Group estimated the fair value of all share-based awards using a Black-Scholes valuation model up to 29 January 2005. Subsequent to 29 January 2005, the Group continued to use a Black-Scholes valuation model for the LTIP options; all other share-based awards, however, were valued using a binomial valuation model. Deferred tax assets for awards that result in deductions on the income tax returns of subsidiary undertakings are recorded by the Group based on the amount of compensation cost recognized and the subsidiary undertaking’s statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the subsidiary undertaking’s income tax return are recorded in additional paid-in-capital (if the tax deduction exceeds the deferred tax asset) or in the income statement (if the deferred tax asset exceeds the tax deduction and no additional paid-in-capital exists from previous awards).

For 2005/06 and prior reporting periods, the Group accounted for incentive and nonqualified share options awarded to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no compensation expense had been recognized by the Group on the 1993 and 2003 executive share schemes as the options granted under this program had exercise prices equal to the fair market value of the underlying shares at the date of grant. Compensation cost was recognized under the Sharesave Scheme, Employee Share Savings Plan, Irish Sharesave Scheme and LTIP as a discount from market value is provided to eligible employees.

Share based compensation is recorded in selling, general and administrative expenses in the income statement.

See Note 21 for a further description of the Group’s share option plans.

(u)	Contingent liabilities

Provisions for contingent liabilities are recorded for probable losses when management is able to estimate the loss.

(v)	Common stock

When new shares are issued, they are recorded in common stock at their par value. The excess of the issue price over the par value is recorded in additional paid-in-capital.

The cost of own shares purchased to satisfy the exercise of employee share options is deducted from total equity and the proceeds of their onward transfer are credited to total equity.

(w)	Dividends

Dividends are provided for in the period in which they are formally approved.

(x)	Statutory accounts

The consolidated financial statements as at 2 February 2008, 3 February 2007 and 28 January 2006, and for the 52 week period ended 2 February 2008, the 53 week period ended 3 February 2007 and the 52 week period ended 28 January 2006, do not comprise statutory accounts within the meaning of section 240 of the UK Companies Act 1985.

Statutory accounts prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”) for 2007/08 have been delivered to the Registrar of Companies for England and Wales. The auditors’ reports on those accounts were unqualified.

(y)	Recently issued accounting pronouncements

Adopted during the period

EITF 06-3

In September 2006, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities should be presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-03”). The scope of the issue includes any tax assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The EITF concluded that the presentation of taxes within the scope of EITF 06-3 as either gross (included within revenues and costs) or net (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. The guidance in this issue should be applied to financial reports for interim and annual reporting periods beginning after 15 December 2006. On adoption of EITF 06-3, the Group continued to present sales net of taxes. The adoption of EITF 06-3 did not have an impact on the Group’s consolidated financial position, results of operations or cash flows or financial statement disclosure.

To be adopted in future periods

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements, separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years beginning after 15 December 2008. Currently, the Group does not have any non-controlling interests in its subsidiaries.

SFAS No. 141(R)

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non-controlling minority interests and includes a number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 15 December 2008.

SFAS No. 157

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which provides a single definition of fair value, establishes a framework for the measurement of fair value and expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after 15 November 2007, and for interim periods within those fiscal years; SFAS 157 is therefore applicable for the Group’s fiscal year which commenced 3 February 2008. In November 2007, the FASB agreed to defer the effective date of SFAS 157 for all non financial assets and liabilities by one year. The Group does not anticipate any impact on the consolidated financial statements upon adoption.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 161 requires companies with derivative instruments to disclose information that should enable financial statements users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit risk, related contingent features in derivative agreements, counterparty credit risk and a company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in SFAS 133. SFAS 161 is effective prospectively for periods beginning on or after 15 November 2008.

2.	Segmental Information

The Group’s sales are derived from the retailing of jewelry, watches and associated services. The Group is managed as two geographical operating segments, being the US and UK divisions. These segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Both divisions are managed by executive committees, which report under IFRS through the Group Chief Executive to the board of directors of the Group. Each divisional executive committee is responsible for operating decisions within guidelines set by the board of directors of the Group. The performance of each segment is regularly evaluated based on sales and operating income. The operating segments do not include income taxes or certain Group costs, and there are no material transactions between the operating segments.

The accounting policies of the segments are the same as those used by the Group to report under IFRS. Presented below is a reconciliation of IFRS segment performance to the equivalent amounts determined in accordance with US GAAP.

	2007/08	2006/07	2005/06
	$m	$m	$m
Sales:
US	2,705.7	2,652.1	2,308.8
UK	959.6	907.1	845.3

Consolidated total (IFRS and US GAAP)	3,665.3	3,559.2	3,154.1

Operating income:
US	262.2	326.7	300.7
UK	105.1	103.4	88.4
Unallocated(1)	(16.0)	(13.9)	(14.4)

Consolidated total (IFRS)	351.3	416.2	374.7
Adjustments:
—returns provisions (a)	–	–	(10.8)
—pensions (b)	1.9	(2.4)	(1.0)
—sale and leaseback transactions (c)	1.5	1.5	1.5
—share based payment expense (d)	3.8	(10.5)	7.9
—asset retirement obligations (e)	–	–	(1.8)
—depreciation of revalued properties (h)	0.2	–	–

Consolidated total (US GAAP)	358.7	404.8	370.5

Depreciation and amortization:
US	72.1	61.3	51.3
UK	42.0	37.1	31.9

	114.1	98.4	83.2
Adjustments:
— depreciation of revalued properties (h)	(0.2)	–	–

Consolidated total (US GAAP)	113.9	98.4	83.2

Capital additions:
US	111.1	101.1	88.4
UK	28.6	23.3	48.2
Unallocated(1)	0.7	–	–

Consolidated total (IFRS and US GAAP)	140.4	124.4	136.6

	2008	2007	2006
	$m	$m	$m
Total assets:
US	2,298.7	2,115.2	1,877.3
UK	496.3	521.2	492.4
Unallocated	229.2	328.6	234.0

Consolidated total (IFRS)	3,024.2	2,965.0	2,603.7
Adjustments:
—goodwill(f)	525.4	525.4	510.3
—depreciation of properties(g,h)	(4.7)	(4.9)	(4.4)
—revaluation of properties(h)	(8.5)	(8.5)	(7.6)
—commodity derivatives(i)	8.1	–	–
—receivables securitization(j)	–	–	(251.0)
—deferred taxation(k)	54.9	31.2	12.1

Consolidated total (US GAAP)	3,599.4	3,508.2	2,863.1

Total long-lived assets:
US	412.7	374.7	336.5
UK	141.6	156.3	153.2
Unallocated	0.7	0.1	–

Consolidated total (IFRS)	555.0	531.1	489.7
Adjustments:
—goodwill(f)	525.4	525.4	510.3
—depreciation of properties(g,h)	(4.7)	(4.9)	(4.4)
—revaluation of properties(h)	(8.5)	(8.5)	(7.6)

Consolidated total (US GAAP)	1,067.2	1,043.1	988.0

Total liabilities:
US	(803.7)	(870.1)	(836.7)
UK	(147.3)	(147.2)	(156.1)
Unallocated	(267.1)	(201.7)	(55.2)

Consolidated total (IFRS)	(1,218.1)	(1,219.0)	(1,048.0)
Adjustments:
—pensions(b)	–	–	25.5
—sale and leaseback transactions(c)	(10.7)	(12.2)	(12.6)
—share based payment expense(d)	(1.5)	(21.3)	–
—receivables securitization(j)	–	–	251.0
—deferred taxation(k)	(47.9)	(27.8)	(16.1)

Consolidated total (US GAAP)	(1,278.2)	(1,280.3)	(800.2)

(1)	Unallocated principally relates to Group costs.

(a)	Returns provision. Historically the Group did not record a reserve for sales returns as the financial statement impact was not material. The Group revised this policy on the adoption of IFRS, recognizing a sales returns reserve as an adjustment to opening retained earnings. Under US GAAP, this adjustment was recorded as a reduction to cost of sales in 2005/06 as the impact was not material, individually or in the aggregate, quantitatively or qualitatively, to the financial statements as a whole.

(b)	Pensions. Under IFRS actuarial gains and losses are immediately recognized in the Statement of Recognized Income and Expense. Under US GAAP, the Group recognizes actuarial gains and losses, outside the 10 per cent corridor, in the income statement using the guidance in SFAS statement No. 87, “Employers Accounting for Pensions” (“SFAS 87”), which provides for the amortization of these amounts through operating income over the average service lives of the employees. Subsequent to the adoption of SFAS 158, actuarial gains and losses are recorded in other comprehensive income/(loss) and amortized under the existing SFAS 87 amortization policy. Additionally, US GAAP expected return on pension asset and interest charges are required in operating profit but are included in finance income and expense under IFRS.

(c)	Sale and leaseback transactions. Under IFRS, sale and leaseback transactions of freehold and long leasehold properties result in a full gain in the financial year in which the transaction took place whilst under US GAAP the gain is recognized in equal installments over the life of the lease.

(d)	Share based payment expense. Certain share schemes are subject to a condition that they may not vest unless the growth in related performance conditions exceeds the scheme target growth adjusted by movements in the relevant UK or US Retail Price Index over the same period. Under IFRS, these awards are treated as equity awards whilst under US GAAP, these awards are treated as liability awards. In addition, under IFRS, employers’ social security liability arising from share-based payment transactions is recognized over the same period or periods as the share-based payment charge. Under US GAAP, employers’ payroll taxes due on the exercise of share options are recognized as an expense when the liability arises, which is generally the option exercise date.

(e)	Asset retirement obligations. Where quantifiable, the discounted cost of decommissioning assets installed in leasehold premises is included in the cost of the asset and appropriate decommissioning provisions are recognized. Prior to 2005/06 a provision for decommissioning assets was not recorded. As of 29 January 2006, this is consistent under both IFRS and US GAAP.

(f)	Goodwill. This balance represents the unamortized balance of goodwill under US GAAP in excess of the balance under IFRS. As the Group has elected not to restate its prior business combinations on transition to IFRS, goodwill arising on acquisitions before 1 January 1998 remains fully written-off against equity consistent with the approach under prior GAAP, as it stood prior to the transition to IFRS. On acquisitions subsequent to 1 January 1998, until adoption of IFRS, goodwill was amortized over 20 years. Under US GAAP goodwill was amortized over 40 years through 3 February 2002.

(g)	Depreciation of properties. This adjustment represents a historical difference between IFRS and US GAAP on certain freehold and long leasehold properties as these properties were not depreciated under UK GAAP and these balances were used on adoption of IFRS.

(h)	Revaluation of properties. Certain properties were restated on the basis of appraised values on adoption of IFRS as deemed cost. Under US GAAP, historical cost is used.

(i)	Derivatives. Under IFRS the fair value of a cash flow hedge on inventory purchases is recorded as a reduction to the inventory. Under US GAAP, the fair value of cash flow hedges is recorded in accumulated other comprehensive income and released to cost of sales when the associated inventory is sold. Prior to 2007/08 the impact of this adjustment was not material quantitatively or qualitatively to the financial statements.

(j)	Receivables securitization. In 2005/06, under IFRS, securitized US receivables of $251.0 million were included within trade debtors and bank loans, as the related financing was of a revolving nature and therefore not considered to be an outright sale of such accounts receivable. Under US GAAP these amounts qualified for off-balance sheet treatment. This was because the receivables were first sold to a special purpose entity, Sterling Jewelers Receivables Corporation, which then sold on the receivables to a qualifying special purpose unconsolidated trust, Sterling Jewelers Receivables Master Trust. The trust was legally isolated from the Group; the majority of the interest in the US receivables portfolio held by the trust were principally sold on to institutional investors in the form of fixed-rate investor certificates; and the Group did not maintain control over the receivables portfolio transferred to the trust.

(k)	Deferred taxation. Represents the deferred tax impact of the adjustments and reclassifications made from IFRS to US GAAP.

The Group’s sales by product are presented below:

	2007/08	2006/07	2005/06
	$m	$m	$m
Diamonds and diamond jewelry	2,068.5	2,057.3	1,767.6
Watches	444.8	410.3	367.9
Gold and silver jewelry, other products and services	1,152.0	1,091.6	1,018.6

Total sales (US GAAP)	3,665.3	3,559.2	3,154.1

Sales to any individual customer were not significant to the consolidated sales of the Group.

3.	Other Operating Income, Net

	2007/08	2006/07	2005/06
	$m	$m	$m
Interest income from in-house credit programs	108.4	93.3	81.9
Foreign currency exchange gain/(loss)	0.4	(1.8)	1.4

Other operating income, net	108.8	91.5	83.3

4.	Staff Costs

Staff costs of the Group were as follows:

	2007/08	2006/07	2005/06
	$m	$m	$m
Wages and salaries	635.7	619.8	557.8
Social security costs	54.5	51.9	45.7
Pension costs	11.4	10.9	9.4
Share-based payment expense	0.4	6.7	8.1

Total staff costs	702.0	689.3	621.0

5.	Taxation

	2007/08	2006/07	2005/06
	$m	$m	$m
Income before tax:
—UK	132.5	113.7	90.4
—US	203.7	273.6	263.9

	336.2	387.3	354.3

Current taxation:
—UK	42.0	30.7	20.7
—US	67.5	105.8	108.0
Deferred taxation:
—UK	(2.6)	(3.7)	(1.3)
—US	9.5	1.8	(11.1)

	116.4	134.6	116.3

	2007/08	2006/07	2005/06
	$m	$m	$m
Sources of deferred taxation are as follows:
UK property, plant and equipment	(2.5)	(0.8)	2.3
US property, plant and equipment	(2.6)	(3.0)	(1.8)
Inventory valuation	21.3	16.5	8.7
Allowances for doubtful debts	(3.2)	(2.3)	(2.0)
Revenue deferral (extended service agreements)	(5.5)	(4.1)	(3.8)
Straight line lease payments	(2.2)	(2.4)	(2.0)
Deferred compensation	(1.7)	(1.5)	(1.6)
Retirement benefit obligations	(1.2)	(2.8)	(1.0)
Other temporary differences	4.5	(1.5)	(11.2)

	6.9	(1.9)	(12.4)

The differences between the standard rate of corporation tax in the UK and the effective tax rates for the Group are explained below:

	2007/08	2006/07	2005/06
	%	%	%
UK statutory tax rates	30.0	30.0	30.0
Differences between UK and US (including state) standard tax rates	5.0	5.7	5.6
Expenditure permanently disallowable for tax purposes, net of permanent undercharges	0.6	1.3	(0.5)
Over provision in respect of previous periods	(1.0)	(2.2)	(2.3)

	34.6	34.8	32.8

The Group’s effective tax rate is higher than the UK statutory tax rate because the significant proportion of the Group’s business is conducted in the US where the combined federal and state tax rate approaches 40 per cent. The Group’s future effective tax rate is dependent on changes in the geographic mix of incomes and the movement in foreign exchange translation rates. It is likely that there will be greater volatility in the Group’s effective tax rate going forward owing to changes in the tax environment in both the UK and the US.

Deferred tax assets/(liabilities) consisted of the following:

	2 February 2008			3 February 2007			28 January 2006
	Assets	(Liabilities)	Total	Assets	(Liabilities)	Total	Assets	(Liabilities)	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
UK property, plant and equipment	2.3	–	2.3	–	(0.2)	(0.2)	–	(0.9)	(0.9)
US property, plant and equipment	–	(15.8)	(15.8)	–	(18.3)	(18.3)	–	(21.4)	(21.4)
Inventory valuation	–	(77.4)	(77.4)	–	(56.1)	(56.1)	–	(39.5)	(39.5)
Allowances for doubtful debts	22.1	–	22.1	18.9	–	18.9	16.6	–	16.6
Revenue deferral (extended service agreements)	46.2	–	46.2	40.6	–	40.6	36.5	–	36.5
Straight line lease payments	17.3	–	17.3	15.2	–	15.2	12.7	–	12.7
Deferred compensation	13.3	–	13.3	11.6	–	11.6	–	–	–
Retirement benefit obligations	1.6	–	1.6	–	(1.2)	(1.2)	0.3	–	0.3
Other temporary differences	17.1	–	17.1	21.9	–	21.9	22.6	–	22.6
UK property related, net	0.3	–	0.3	0.2	–	0.2	0.2	–	0.2
Value of UK capital losses	27.7	–	27.7	29.4	–	29.4	26.9	–	26.9

Total deferred tax asset/(liability)	147.9	(93.2)	54.7	137.8	(75.8)	62.0	115.8	(61.8)	54.0
Valuation allowance	(28.0)	–	(28.0)	(29.6)	–	(29.6)	(27.1)	–	(27.1)

Deferred tax asset/(liability)	119.9	(93.2)	26.7	108.2	(75.8)	32.4	88.7	(61.8)	26.9

Current assets			–			1.6			–
Current liabilities			(47.9)			(27.8)			(16.1)
Non-current assets			74.6			58.6			43.0

Deferred tax asset/(liability)			26.7			32.4			26.9

The difference on translation in respect of deferred tax posted directly to equity in the period ended 2 February 2008 was $0.1 million charge (2006/07: $3.0 million charge). The Company believes that it is more likely than not that the net deferred tax asset of $26.7 million at 2 February 2008 will be realized on future tax returns, primarily from the generation of future taxable income.

On 4 February 2007 the Group adopted FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. The provisions of FIN 48 were applied to all tax positions on adoption of this interpretation. There was no cumulative effect adjustment to the opening balance of retained earnings arising as a result of the adoption of FIN 48 and no adjustments were made to other components of shareholders’ equity in the balance sheet.

The Group has business activity in all states within the US and files income tax returns for the US federal jurisdiction and all applicable states. The Group also files income tax returns in the UK and certain other foreign jurisdictions. The Group is subject to US federal and state examinations by tax authorities for tax years after 2 November 2002 and is subject to examination by the UK tax authority for tax years after 31 January 2003.

At the beginning of 2007/08, the Group had approximately $20.9 million of total unrecognized tax benefits, all of which would favorably affect the effective income tax rate in future periods if resolved in the Group’s favor. Included within this, as of the adoption date, the Group had accrued interest and penalties expense related to the unrecognized tax benefits of $2.7 million.

The following table summarizes the activity related to unrecognized tax benefits:

Total
$m
At 3 February 2007	20.9
Increases related to current year tax positions	3.4
Prior year tax positions
Increases	3.7
Decreases	(3.1)
Cash settlements	(1.9)

At 2 February 2008	23.0

The total amount of unrecognized tax benefits in respect of uncertain tax positions as of 2 February 2008 was $23.0 million, all of which would favorably affect the effective tax rate if resolved in the Group’s favor. These unrecognized tax benefits relate to financing arrangements and intra-group charges which are subject to different and changing interpretations of tax law.

The Group recognizes accrued interest and penalties related to unrecognized tax benefits within income tax expense. During 2007/08, the total amount of interest recognized in income tax expense in the consolidated income statement was $1.1 million. As of 2 February 2008 the Group had accrued interest and penalties of $3.8m.

Over the next twelve months management believes that it is reasonably possible that there could be a reduction of substantially all of the unrecognized tax benefits as of 2 February 2008, due to settlement of the uncertain tax positions with the tax authorities.

6.	Earnings Per Share

	2007/08		2006/07		2005/06
Net income ($ million)	219.8		252.7		238.0

Basic weighted average number of shares in issue (million)	1,703.8		1,727.6		1,736.6
Dilutive effect of share options (million)	17.6		37.5		3.3

Diluted weighted average number of shares in issue (million)	1,721.4		1,765.1		1,739.9

Earnings per share—basic	12.9	c	14.6	c	13.7	c
Earnings per share—diluted	12.8	c	14.3	c	13.7	c

Earnings per ADS—basic	129.0	c	146.3	c	137.0	c
Earnings per ADS—diluted	127.7	c	143.2	c	136.8	c

The basic weighted average number of shares excludes shares held by the Employee Stock Ownership Trust (“ESOT”) as such shares are not considered outstanding and do not qualify for dividends. The effect of this is to reduce the average number of shares in 2007/08 by 2,146,735 (2006/07: 3,253,096; 2005/06: 3,745,265). The calculation of fully diluted EPS for the 2007/08 excludes options to purchase 33,793,507 shares (2006/07: 17,846,848 share options; 2005/06: 26,826,235 share options) on the basis that their effect on EPS was anti-dilutive.

Each ADS represents ten ordinary shares.

7.	Dividends

	2007/08	2006/07	2005/06
	$m	$m	$m
Final dividend paid of 6.317c per share (2007: 2.8875p; 2006: 2.625p)	107.6	94.2	81.9
Interim dividend paid of 0.96c per share (2007: 0.4434p; 2006: 0.4125p)	16.3	14.5	13.0

	123.9	108.7	94.9

A dividend of 6.317c per share was paid on 6 July 2007 in respect of the final dividend declared for the 52 weeks ended 3 February 2007. An interim dividend of 0.96c for the 52 weeks ended 2 February 2008 was also paid on 9 November 2007. A proposed final dividend of 6.317 cents per share was paid on 3 July 2008 to those shareholders on the register of members at the close of business on 23 May 2008.

8.	Cash and Cash Equivalents

	2008	2007	2006
	$m	$m	$m
Bank deposits	40.6	151.1	91.8
Cash on hand	1.1	1.2	1.1

Total cash and cash equivalents	41.7	152.3	92.9

9.	Accounts Receivable, Net

	2008	2007	2006
	$m	$m	$m
Accounts receivable by geographic location
—US	900.6	828.8	470.3
—Other	9.8	15.5	22.3

	910.4	844.3	492.6
Less: valuation allowances	(62.2)	(52.2)	(46.9)

Total accounts receivable—net	848.2	792.1	445.7

Valuation allowances:

	Balance at beginning of period	Bad debt expense	Utilized(1)	Balance at end of period
	$m	$m	$m	$m
2005/06	40.8	81.2	(75.1)	46.9
2006/07	46.9	73.1	(67.8)	52.2
2007/08	52.2	93.6	(83.6)	62.2

(1)	Including the impact of foreign exchange translation between opening and closing balance sheet dates.

10.	Inventories

	2008	2007	2006
	$m	$m	$m
Raw materials	16.7	9.4	7.6
Finished goods	1,436.9	1,341.2	1,195.5

Total inventory	1,453.6	1,350.6	1,203.1

The Group held $221.5 million of consignment inventory at 2 February 2008 (2007: $205.7 million; 2006: $175.6 million) which is not recorded on the balance sheet. The principal terms of the consignment agreements, which can generally be terminated by either side, are such that the Group can return any or all of the inventory to the relevant suppliers without financial or commercial penalties and the supplier can vary the inventory prices.

Inventory provisions

	Balance at beginning of period	Charged to profit	Utilised(1)	Balance at end of period
	$m	$m	$m	$m
52 weeks ended 28 January 2006	10.7	23.2	(23.3)	10.6
53 weeks ended 3 February 2007	10.6	28.0	(23.9)	14.7
52 weeks ended 2 February 2008	14.7	39.6	(36.8)	17.5

(1)	Including the impact of foreign exchange translation.

11.	Goodwill and Other Intangible Assets, Net

	Computer software	Purchased goodwill
		US	UK	Total goodwill(1)
	$m	$m	$m	$m
Cost:
At 29 January 2005	6.2	674.1	228.4	902.5
Additions	9.9	–	–	–
Translation differences	(0.4)	–	(14.4)	(14.4)

At 28 January 2006	15.7	674.1	214.0	888.1
Additions	7.5	–	–	–
Disposals	(0.2)	–	–	–
Transfers	0.6	–	–	–
Translation differences	0.9	–	24.2	24.2

At 3 February 2007	24.5	674.1	238.2	912.3
Additions	11.3	–	–	–
Transfers	(2.6)	–	–	–
Translation differences	–	–	–	–

At 2 February 2008	33.2	674.1	238.2	912.3

Amortization:
At 29 January 2005	4.0	266.1	86.5	352.6
Charged in period	2.2	–	–	–
Translation differences	(0.4)	–	(5.4)	(5.4)

At 28 January 2006	5.8	266.1	81.1	347.2
Charged in period	2.4	–	–	–
Disposals	(0.2)	–	–	–
Transfers	0.2	–	–	–
Translation differences	0.6	–	9.1	9.1

At 3 February 2007	8.8	266.1	90.2	356.3
Charged in period	4.7	–	–	–
Transfers	(2.2)	–	–	–
Translation differences	(0.1)	–	–	–

At 2 February 2008	11.2	266.1	90.2	356.3

Net book value:
At 2 February 2008	22.0	408.0	148.0	556.0

At 3 February 2007	15.7	408.0	148.0	556.0

At 28 January 2006	9.9	408.0	132.9	540.9

(1)	Goodwill of $520.2 million net of accumulated amortization arose on acquisitions prior to 1991.

The reporting units for the purpose of goodwill impairment testing are the US and UK operating segments. In 2007/08, 2006/07 and 2005/06, the Group performed the required impairment tests of goodwill and determined that there was no impairment.

Computer software is stated at cost less accumulated amortization. Amortization charges are recorded in selling, general and administrative expenses in the income statement. The weighted average amortization period for additions in the period is 4.1 years.

Management estimates that the annual amortization charge in respect of computer software held at 2 February 2008 for each of the next five fiscal years will be as follows:

$m
2008/09	6.5
2009/10	6.1
2010/11	4.3
2011/12	2.9
2012/13	1.0

Estimated amortization expense can be affected by various factors including future acquisitions and disposals.

12.	Property, Plant and Equipment, Net

	Land and buildings			Plant, machinery and vehicles	Shopfronts, fixtures and fittings	Total
	Freehold	Long leasehold	Short leasehold
	$m	$m	$m	$m	$m	$m
Cost:
At 29 January 2005	28.1	1.7	249.2	126.1	547.3	952.4
Additions	–	–	2.3	5.6	118.8	126.7
Disposals	(12.6)	–	(2.3)	(21.2)	(94.1)	(130.3)
Transfers	–	–	(222.5)	(1.6)	224.1	–
Translation differences	(1.4)	(0.1)	(0.9)	(2.4)	(14.5)	(19.3)

At 28 January 2006	14.1	1.6	25.8	106.5	781.6	929.6
Additions	–	–	4.9	8.1	103.9	116.9
Disposals	(0.6)	–	(0.6)	(2.4)	(26.9)	(30.5)
Transfers	–	–	–	(1.5)	0.9	(0.6)
Translation differences	1.4	–	1.3	2.3	21.5	26.5

At 3 February 2007	14.9	1.6	31.4	113.0	881.0	1,041.9
Additions	–	–	5.5	14.3	109.3	129.1
Disposals	–	–	(0.5)	(2.9)	(37.7)	(41.1)
Transfers	2.0	–	(2.1)	4.7	(2.0)	2.6
Translation differences	–	–	–	(0.1)	(0.4)	(0.5)

At 2 February 2008	16.9	1.6	34.3	129.0	950.2	1,132.0

Depreciation:
At 29 January 2005	5.9	1.6	137.5	87.3	306.4	538.7
Charged in period	0.4	–	2.0	11.5	67.1	81.0
Disposals	(0.9)	–	(2.3)	(21.1)	(92.9)	(117.2)
Transfers	–	–	(125.3)	–	125.3	–
Translation differences	(0.4)	(0.1)	(0.7)	(1.4)	(7.5)	(10.1)

At 28 January 2006	5.0	1.5	11.2	76.3	398.4	492.4
Charged in period	0.4	–	2.2	14.3	79.1	96.0
Disposals	(0.5)	–	(0.4)	(2.3)	(25.9)	(29.1)
Transfers	–	–	–	(1.1)	0.9	(0.2)
Translation differences	0.6	–	1.1	1.1	8.6	11.4

At 3 February 2007	5.5	1.5	14.1	88.3	461.1	570.5
Charged in period	0.3	–	2.8	12.4	93.7	109.2
Disposals	–	–	(0.4)	(2.0)	(36.3)	(38.7)
Transfers	0.4	–	(0.4)	2.9	(0.7)	2.2
Translation differences	–	–	–	(0.1)	(0.3)	(0.4)

At 2 February 2008	6.2	1.5	16.1	101.5	517.5	642.8

Net book value:

At 2 February 2008	10.7	0.1	18.2	27.5	432.7	489.2

At 3 February 2007	9.4	0.1	17.3	24.7	419.9	471.4

At 28 January 2006	9.1	0.1	14.6	30.2	383.2	437.2

Property, plant and equipment are stated at cost. Freehold properties on the consolidated balance sheet include $6.9 million of depreciable assets (2006/07: $6.9 million; 2005/06: $6.2 million).

13.	Accrued Expenses and other Current Liabilities

	2008	2007	2006
	$m	$m	$m
Social security and PAYE	10.5	11.6	6.7
Other taxes	33.7	42.6	39.5
Other liabilities	23.5	19.7	15.2
Accrued compensation	56.8	66.8	69.8
Accrued expenses	143.7	136.3	119.1

Total accrued expenses and other current liabilities	268.2	277.0	250.3

Sales returns reserve included in accrued expenses:

	Balance at beginning of period	Adjustment(1)	Balance at end of period
	$m	$m	$m
2005/06	7.9	0.4	8.3
2006/07	8.3	1.3	9.6
2007/08	9.6	(1.2)	8.4

(1)	Adjustment relates to sales returns previously provided for and changes in estimate and includes the impact of foreign exchange translation between opening and closing balance sheet dates.

14.	Warranty Revenue

	Balance at beginning of period	Warranties Sold	Revenue recognized	Balance at end of period
	$m	$m	$m	$m
2005/06	183.8	149.4	(127.8)	205.4
2006/07	205.4	168.1	(140.8)	232.7
2007/08	232.7	166.5	(152.6)	246.6

Deferred revenue represents income under extended service warranty agreements and voucher promotions.

15.	Other Liabilities

	2008	2007	2006
	$m	$m	$m
Accrued expenses	43.6	39.4	33.1
Lease loss reserve	9.6	10.0	11.0
Other liabilities	43.2	56.6	43.2

Total other liabilities	96.4	106.0	87.3

A lease loss reserve is recorded for the net present value of the difference between the contractual rent obligations and the rate at which income is received or expected to be received from subleasing the properties.

	2008	2007	2006
	$m	$m	$m
At beginning of financial year	10.0	11.0	11.0
Adjustments, net	0.7	(0.4)	0.9
Utilization(1)	(1.1)	(0.6)	(0.9)

At end of financial year	9.6	10.0	11.0

(1)	Including the impact of foreign exchange translation between opening and closing balance sheet dates.

The cash expenditures on the remaining lease loss reserve are expected to be paid over the various remaining lease terms through 2017.

16.	Long Term Debt

Revolving credit facility

In September 2004, the Group entered into an unsecured $390.0 million multi-currency revolving credit facility with a syndicate of banks for a period of five years at a variable interest rate and at a maximum margin of 0.55 per cent above LIBOR. From commencement, the applicable margin has been 0.40 per cent above LIBOR. At 2 February 2008 and at 3 February 2007 the amount outstanding under this facility was $nil.

Commitment fees are paid on the undrawn portion of this credit facility at a rate of 40.0 per cent of the applicable margin. The principal financial covenants on this facility, calculated in accordance with IFRS, are as follows:

•

the ratio of Consolidated Net Debt (cash and cash equivalents less borrowings falling due within one year and borrowings falling due in more than one year) to Consolidated EBITDA (Earnings Before Interest, Tax, Depreciation & Amortization) shall not exceed 3:1;

•	consolidated Net Worth (total net assets) must not fall below £400 million; and

•

the ratio of Consolidated EBITARR (Earnings Before Interest, Tax, Amortization, Rents, Rates and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents, Rates and Operating Lease Expenditure shall be equal to or greater than 1.4:1.

US private placement

On 30 March 2006 the Group entered into a US Private Placement Note Term Series Purchase Agreement, (“US Private Placement”) which was funded largely from US insurance institutional investors in the form of fixed rate investor certificate notes (“Notes”). These Notes represent 7, 10 or 12 year maturities. Interest on the Notes is payable semi-annually with the face value payable at time of maturity, accordingly there are no repayments on the Notes due in the next five years. The Series A Notes are $100.0 million at face value, bear interest at 5.95 per cent and are due in May 2013; Series B Notes are $150.0 million at face value, bear interest at 6.11 per cent and are due in May 2016 and Series C Notes are $130.0 million at face value, bear interest at 6.26 per cent and are due in May 2018. The aggregate issuance was at face value for $380.0 million and the funding date was 23 May 2006. The proceeds from this debt issuance were used to refinance the maturing receivable securitization program and for general corporate purposes. The Notes rank pari passu with the Group’s other senior unsecured debt, of which there is currently none. The principal financial covenants are in line with the Revolving Credit Facility as described above. Debt issuance costs were $2.0 million.

Conduit securitization facility (“Conduit”)

On 26 October 2007 the Group entered into a 364 day $200 million Conduit. Under this securitization, interests in the US private label credit card receivables portfolio held by a trust would be sold to Bryant Park, a Conduit administered by HSBC Securities (USA) Inc., in the form of a secured revolving variable rate certificate. The Conduit bears interest at a margin of 0.22 per cent above the cost of funds paid by Bryant Park and commitment fees are paid on the undrawn portion at a rate of 0.12 per cent. At 2 February 2008 no receivable interests have been placed in trust for sale. Accordingly, the amount outstanding under the Conduit was $nil.

Receivable Securitization

In the US, in November 2001, the Group entered into a five year credit card receivable securitization program. Under this program, all eligible revolving credit card accounts originating from sales to customers under the Group’s private label credit plans were sold on an on-going basis to Sterling Jewelers Receivable Corp (“SJRC”), a wholly owned, consolidated, special-purpose subsidiary. The receivable accounts were subsequently transferred to Sterling Jewelers Receivables Master Note Trust (“Trust”), an unconsolidated, qualifying, special-purpose entity, in exchange for: (a) the aggregate proceeds of $251,000 derived from the initial sale to outside investors of fixed rate Class A, Class B and Class C asset-backed notes; (b) a non-interest bearing, seller-retained, Class D note in the principal amount of $26,348; and (c) a Transferor’s certificate representing the residual undivided beneficial interest in the assets of the Trust. Throughout the revolving period of the program, which ended on 20 February 2006, principal collections attributable to the receivables were retained by the trust until the $251,000 principal amount of the outside investors’ notes was accumulated. The repayment of the notes occurred in November 2006 and is included as repayment of long term debt in the financing activities section of the Statement of Cash Flows. Finance charge collections derived from the receivables owned by the Trust were used to fund monthly interest payments to the note holders, absorb defaulted receivables and pay a monthly servicer’s fee to the Group. Residual finance charge collections were released monthly to SJRC. The notes had a weighted average fixed interest rate of 5.42 per cent and interest was payable monthly in arrears.

The Group’s retained interests in the receivables transferred to the Trust that were attributable to the subordinated Class D note and the Transferor’s certificate were included in accounts receivable in the consolidated balance sheets. The Group periodically measured the fair value of the retained interests using management’s best estimate of the expected future cash collections from the transferred receivables. Actual cash collections could have been different from these estimates and would have directly affected the fair value of the retained interests. Sterling Jewelers Inc. serviced, administered, and collected the receivables. The trust and note holders had no recourse to the Group’s other assets for failure of the debtors to pay when due.

Cash flows between the Trust and the Group for the years ended 3 February 2007 and 26 January 2006 were as follows:

	2006/07	2005/06
	$m	$m
Proceeds from collections reinvested in securitizations	779.2	938.9
Other cash flows received on retained interests	118.4	113.7
Repayment of notes	(251.0)	–
Servicing fees received	2.1	5.5

The weighted average interest rate on other loans and overdrafts during the year was 5.3 per cent (2006/07: 5.4 per cent; 2005/06: 4.3 per cent)

17.	Financial instruments and Fair Value

The Group’s principal financial instruments are comprised of cash deposits, accounts receivable and payables, derivatives, a revolving credit facility and fixed rate notes. The Group does not enter into derivative transactions for trading purposes. Derivative transactions are used by the Group for risk management purposes to address risks inherent in the Group’s business operations and sources of finance.

The main risks arising from the Group’s operations are interest rate risk, liquidity risk, and market risk including foreign currency risk and commodity risk. The Group uses derivative financial instruments to manage and mitigate these risks under policies reviewed and approved by the Group’s Board of Directors. The Group has applied SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities, as amended” (“SFAS 133”), in accounting for these financial instruments.

Interest rate risk

The Group’s operations are financed principally by $380.0 million fixed rate notes under the US Private Placement. As of 2 February 2008 and 3 February 2007, the Group had no borrowings under the Revolving Credit Facility.

The Group may enter into various interest rate protection agreements in order to limit the impact of movements in interest rates on its borrowings. There were no interest rate protection agreements outstanding at 2 February 2008 or 3 February 2007, as the notes under the US Private Placement are at a fixed rate and not subject to changes in market conditions.

Liquidity risk

The Group’s objective is to ensure that it has the ability to generate sufficient cash from either internal or external sources in a timely and cost-effective manner to meet its commitments as they become due and payable. The Group manages liquidity risks as part of the overall risk management policy. Group management produces forecasting and budgeting information that is reviewed and monitored by the Board of Directors. External financing is the main source of funding supplementing the Group’s resources in meeting liquidity requirements. The main external sources of funding include the US Private Placement, consisting of Series A Notes of $100.0 million, Series B Notes of $150.0 million, and Series C Notes of $130.0 million, which fall due in 2013, 2016 and 2018 respectively, and an unsecured revolving credit facility of $390.0 million that was not drawn as of 2 February 2008 or 3 February 2007.

Market risk

The Group generates revenues and expenses in pounds sterling and US dollars. As certain of the Group’s UK division purchases are denominated in US dollars, the Group’s policy is to enter into foreign currency forward exchange contracts and foreign currency swaps to manage this exposure to the US dollar. The fair value of these contracts is recorded in other assets and other liabilities.

For currency and commodity contracts that are qualifying cash flow hedges as defined by SFAS 133, changes in fair value are recorded as a component of accumulated other comprehensive income/(loss). Amounts are reclassified from other comprehensive income/(loss) into earnings when the hedged exposure affects earnings. For contracts that do not meet the strict hedge accounting requirements of SFAS 133, changes in fair value are recorded in other operating expenses.

Credit risk and concentrations of credit risk

Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform as contracted. The Group does not anticipate non-performance by counterparties of its financial instruments. The Group generally does not require collateral or other security to support financial instruments with credit risk; however it is the Group’s policy to only transact financial instruments with counterparties of reputable stature, such as banks and other lending institutions.

Management does not believe the Group is exposed to any significant concentrations of credit risk that arise from derivatives or accounts receivable.

Fair value

The estimated fair value of the Group’s financial instruments held or issued to finance the Group’s operations is summarized below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Group would realize upon disposition nor do they indicate the Group’s intent or ability to dispose of the financial instrument.

	2008		2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$m		$m		$m
Assets:
Derivative financial instruments	11.5	11.5	8.3	8.3	3.5	3.5
Liabilities:
Borrowings	(416.3)	(416.3)	(385.5)	(385.5)	(16.4)	(16.4)
Derivative financial instruments	–	–	(0.8)	(0.8)	–	–

The following methods and assumptions were used by the Group in estimating its fair value disclosure for financial instruments:

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value because of the short term maturity of these amounts.

The fair value of derivative financial instruments has been determined based on market value equivalents at the balance sheet date, taking into account the current interest rate environment or current foreign currency forward rates.

Derivatives

The Group operates in both the US and the UK and therefore is exposed to foreign exchange risk arising from various currency exposures. The Group enters into forward foreign currency exchange purchase contracts, principally in US dollars, in order to limit the impact of movements in foreign exchange rates on its forecast foreign currency purchases. It is the policy of the Group to ensure identified foreign currency exposures are hedged to at least the following levels:

Less than 3 months	100.0 per cent
3 – 6 months	75.0 per cent
6 – 12 months	50.0 per cent

The Group also enters into forward purchase contracts for commodities in order that values of assets should not be unnecessarily exposed to significant movements in the price of the underlying precious metal raw material.

	Fair values as at 2 February 2008		Fair values as at 3 February 2007		Fair values as at 28 January 2006
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m	$m	$m
Cash flow hedges:
Forward foreign currency contracts	1.9	–	–	(0.8)	0.9	–
Forward commodity contracts	9.6	–	8.3	–	2.6	–

	11.5	–	8.3	(0.8)	3.5	–

Foreign currency exchange contracts not designated as cash flow hedges are used to hedge currency flows through the Group’s bank accounts to ensure the Group is not exposed to foreign currency exchange risk in its cash and borrowings. As at 2 February 2008 the fair value of outstanding cross currency swaps was a liability of $1.6 million (2007: asset of $0.2 million; 2006: $0.9 million).

The fair values of all derivative financial instruments shown above are based on market value equivalents at the balance sheet date and are held as assets and liabilities within other receivables and other payables, and all contracts have a maturity of less than one year.

Gains of $10.2 million (2006/07: loss of $1.5 million; 2005/06: $nil) have been transferred to cost of sales in respect of contracts that matured during the period. Changes in the fair value of non-hedging foreign currency financial instruments amounting to $1.3 million (2006/07: $0.2 million; 2005/06: $nil) have been credited to the income statement during the period. The ineffective portion of hedging instruments taken to net other operating income was $1.0 million (2006/07: $nil; 2005/06: $nil).

18.	Pension Schemes

The Group Scheme, which ceased to admit new employees from April 2004, is a funded scheme with assets, held in a separate trustee administered fund which is independently managed. A 2 February 2008 and 3 February 2007 measurement date was used in determining the Group’s scheme benefit obligation and fair value of plan assets. Contributions to the Group Scheme were assessed as at 5 April 2006.

The following schedules provide information concerning the Group Scheme as of and for the fiscal years ended:

	2007/08	2006/07	2005/06
	$m	$m	$m
Change in scheme assets:
Fair value at beginning of year	261.6	223.6	201.3
Actual return on Scheme assets	(11.8)	12.7	34.9
Employer contributions	7.2	6.8	7.7
Members’ contributions	0.9	0.9	0.9
Benefits paid	(9.9)	(8.1)	(7.9)
Foreign currency changes	0.1	25.7	(13.3)

Fair value of Scheme assets at end of year	248.1	261.6	223.6

Change in benefit obligation: Benefit obligation at beginning of year	257.9	251.0	204.9
Service cost	8.0	7.5	6.5
Past service cost	–	0.2	–
Interest cost	13.4	12.5	10.1
Members’ contributions	0.9	0.9	0.9
Actuarial (gain)/loss	(16.6)	(33.4)	50.6
Benefits paid	(9.9)	(8.1)	(7.9)
Foreign currency changes	–	27.3	(14.1)

Benefit obligation at end of year	253.7	257.9	251.0

Funded status at end of year: Scheme assets less benefit obligation	(5.6)	3.7	(27.4)

Amounts recognized in the balance sheet consist of:
Non current assets	–	3.7	–
Non current liabilities	(5.6)	–	(1.9)

Net (liability)/asset recognized	(5.6)	3.7	(1.9)

Amounts recognized in accumulated other comprehensive income/(loss) consists of:

	2007/08	2006/07	2005/06
	$m	$m	$m
Minimum pension liability	–	–	(35.5)
Net actuarial loss	(36.0)	(26.6)	–
Net prior service cost	(5.7)	(6.5)	–

The estimated actuarial loss, and prior service cost for the Group Scheme that will be amortized from accumulated other comprehensive income/(loss) into net periodic benefit cost over the next fiscal year are $2.0 million and $1.2 million, respectively.

The accumulated benefit obligation for the Group Scheme was $240.4 million, $246.9 million and $235.0 million at 2 February 2008, 3 February 2007 and 28 January 2006 respectively.

The components of net periodic pension cost and other amounts recognized in other comprehensive income/(loss) for the Group Scheme are as follows:

	2007/08	2006/07	2005/06
	$m	$m	$m
Components of net periodic benefit cost:
Service cost	8.0	7.5	6.5
Interest cost	13.4	12.5	10.1
Expected return on Group Scheme assets	(19.1)	(15.4)	(13.1)
Amortization of unrecognized prior service cost	1.2	1.1	1.1
Amortization of unrecognized actuarial loss	0.9	3.3	1.6

Net periodic benefit cost	4.4	9.0	6.2
Other changes in scheme assets and benefit obligations recognized in other comprehensive loss/(income)	12.3	(53.0)	50.8

Total recognized in net periodic benefit cost and other comprehensive loss/(income)	16.7	(44.0)	57.0

Amount recognized in the balance sheet upon application of SFAS 158:

	2007 before adoption of SFAS 158	Incremental effect of SFAS 158	2007 after adoption of SFAS 158
	$m	$m	$m
Prepaid benefit cost	51.0	(51.0)	–
Pension asset—funded status	–	3.7	3.7

	51.0	(47.3)	3.7
Deferred income taxes	(15.3)	14.2	(1.1)

	35.7	(33.1)	2.6

	2007/08	2006/07	2005/06
Assumptions used to determine benefit obligations (at the end of the year):
Discount rate	5.90%	5.20%	4.75%
Salary increases	5.00%	4.60%	4.30%
Assumptions used to determine net periodic pension costs (at the start of the year):
Discount rate	5.20%	4.75%	5.30%
Expected return on Group Scheme assets	7.20%	6.50%	6.80%
Salary increases	4.60%	4.30%	4.30%

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The expected return on the Group Scheme assets assumption, is based upon the historical return and future expected returns for each asset class, as well as the target asset allocation of the portfolio of Group Scheme assets. The expected return is adjusted for an allowance for Group Scheme expenses.

The composition of the assets in the Group Scheme was as follows:

	2007/08	2006/07	2005/06
Equities	65%	74%	71%
Bonds	29%	24%	25%
Property	5%	–	–
Cash	1%	2%	4%

Total	100%	100%	100%

The long term target allocation for the Group Scheme’s assets is equities 68 per cent, bonds 27 per cent and property 5 per cent.

The Group’s overall investment strategy is guided by an objective of achieving a return on the investments, which is consistent with the long term return assumptions to ensure the Group Scheme obligations are met. There is no investment by the Group Scheme in the shares of the Company or in property occupied by or other assets used by the Group. The Group expects to contribute a minimum of $7.4 million to the Group Scheme in 2008/09.

The following benefit payments, which reflect expected future service, as appropriate, are estimated to be paid by the Group Scheme:

$m
2008/09	10.3
2009/10	11.3
2010/11	11.7
2011/12	12.0
2012/13	13.8
2013/14 to 2017/18	72.8

In June 2004, the Group introduced a defined contribution plan which replaced the Group Scheme for new UK employees. The contributions to this scheme in the period were $0.2 million (2006/07: $0.2 million; 2005/06: $0.1 million).

In the US, the Group sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The assets of this plan are held in a separate trust and the Group matches 25 per cent of up to the first 6 per cent of employee elective salary deferrals. The Group’s contributions to this plan in the 52 weeks 2 February 2008 were $4.8 million (2006/07: $4.1 million, 2005/06: $4.1 million). The Group has also established, in the US, an unfunded, non-qualified deferred compensation plan (“DCP”) which permits certain management employees to elect annually to defer all or a portion of their remuneration and earn interest on the deferred amounts. The DCP also provides for a Group matching contribution based on each participant’s annual remuneration deferral. In connection with this plan, the Group has invested in trust-owned life insurance policies. The cost recognized in connection with the DCP in the year were $1.7 million (2006/07: $1.6 million, 2005/06: $1.5 million).

19.	Common Stock, Deferred Stock and Reserves

Common stock

As discussed in Note 1(a) on 5 February 2007 the Company redenominated its common stock from pounds sterling into US dollars. This was accomplished by a cancellation of the outstanding pound sterling shares and issuance of an equal amount of US dollar denominated shares. The par value of each US dollar common share is 0.9 cents and each shareholder received one dollar common share in exchange for one pound sterling common share. The US dollar common shares have the same rights and restrictions as the previous pound sterling common shares. This share transaction was approved by shareholders on 12 December 2006 and received court approval on 31 January 2007.

The consideration received in respect of common shares issued during the year in respect of stock options was $6.0 million (2006/07: $6.4 million; 2005/06: $4.0 million). During the year, 12,205,000 shares were purchased by the Company for a consideration of $29.0 million.

Deferred stock

UK legal requirements mandate that £50,000 of share capital is held by the Company and denominated in pounds sterling. To satisfy this requirement, 50,000 deferred shares of £1 each were issued and were held by the Company Secretary of the Company on 5 February 2007. These shares do not have voting rights and do not participate in earnings of the Group.

Own stock held

Own stock held represents the cost of shares in the Company purchased in the market and held by the Employee Stock Ownership Trust (“ESOT”) to satisfy options under the Group’s share option schemes. In 2007/08 the trustee transferred 913,957 shares to the holders of executive share and LTIP options granted to UK employees. The trustee held 1,719,951 shares at 2 February 2008, 1,719,951 shares at 8 April 2008 and 2,633,908 shares at 3 February 2007.

In 2007/08 the trustee of the ESOT subscribed in cash for a total of 3,804,241 shares in order to provide shares to satisfy the exercise of executive share options granted to US employees. In aggregate the subscription monies amounted to $5.4 million at option prices between $0.545 and $2.05. The subscription prices were the market prices on the last business days before the dates on which the respective terms of issue were fixed, and varied between 82p and 126.75p per share.

On various dates during 2007/08 a total of 357,416 shares were subscribed for in cash by holders of options. In aggregate the option proceeds amounted to $0.6 million at option prices between 79.6p and 94p per share.

The option proceeds were the market prices at the various times at which the options were granted. The market prices on the dates of issue varied between 64.75p and 126.5p per share. Details of options in respect of shares are shown in note 21.

Other reserves

Other reserves consist of special reserves and a capital redemption reserve established in accordance with the laws of England and Wales.

Following a capital reduction in 1997, the Company is permitted to make distributions including dividends, share buy-backs and other transactions classed as distributions out of income earned after 2 August 1997. Amounts paid by subsidiary undertakings in the form of a dividend from earnings prior to 2 August 1997 are recorded as a special reserve. The special reserve is, for as long as the Company is a public company, treated as a non-distributable reserve for the purposes of section 264 of the Companies Act 1985. In addition to the above special reserve, the Company established a special reserve prior to 1997 in connection with reductions in additional paid-in capital which can only be used to write off existing goodwill resulting from acquisitions and otherwise only for purposes permitted for the share premium accounts

The capital redemption reserve has arisen on the cancellation of previously issued common stock and represents the nominal value of those shares cancelled.

20.	Commitments and Contingencies

Operating leases

The Group occupies certain properties and holds plant, machinery and vehicles under operating leases. The Group does not have any capital leases. Rental expense for operating leases are as follows:

	2007/08	2006/07	2005/06
	$m	$m	$m
Minimum rentals	316.0	283.1	275.1
Contingent rent	10.1	14.6	12.0
Sublease income	(7.0)	(6.5)	(6.4)

Total	319.1	291.2	280.7

The future minimum operating lease payments for operating leases having initial or non-cancellable terms in excess of one year as follows:

$m
For fiscal years ending:
2008/09	299.0
2009/10	280.8
2010/11	260.4
2011/12	241.2
2012/13	219.2
Thereafter	1,227.8

Total	2,528.4

The Group entered into certain sale and leaseback transactions of freehold and long leasehold properties. Under these transactions the Group continues to occupy the space in the normal course of business. Gains on the transactions are recognized as a reduction of rent expense over the life of the operating lease.

Capital commitments

At 2 February 2008 the Group has committed to spend $37.4 million in respect of capital commitments. These commitments relate to the expansion and renovation of stores.

Litigation

The Group is not party to any legal proceedings considered to be material to the consolidated financial statements. Furthermore, no director, officer or affiliate of the Group or any associate of any such director has been party to any agreement that is adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

A class lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc., a subsidiary of the Company, in the New York federal court. The lawsuit alleges that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

21.	Share Options

The Group operates several share option plans which can be categorized as “Saving Share Plans”, “Executive Plans”, and “Long-Term Incentive Plans”.

Saving Share Plans

Three all-employee share option schemes comprising a savings related share option scheme for UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Share Savings Plan”) and a savings related share option scheme for Republic of Ireland employees (the “Irish Sharesave Scheme”) are together referred to as “Saving Share Plans”. The Saving Share Plans allow eligible employees to purchase shares of common stock at a discount of approximately 20 per cent (for the Sharesave Scheme and the Irish Sharesave Scheme) and 15 per cent (for the Employee Share Savings Plan) of the middle market price on the date of invitation, in the case of the Sharesave Scheme and the Irish Sharesave Scheme and the date of grant, in the case of the Employee Share Savings Plan. Options granted under the Sharesave Scheme and the Irish Sharesave Scheme vest after 36 months and are generally only exercisable after the offering period, which is between 36 and 42 months from commencement of the related savings contract. Options granted under the Employee Stock Savings Plan vest after 24 months and are generally only exercisable after the offering period, which is a date between 24 and 27 months after the grant date. The Saving Share Plans are compensatory and compensation expense is recognized over the requisite service period. In any 10 year period not more than 10 per cent of the issued common stock of the Company from time to time may, in aggregate, be issued or be issuable pursuant to options granted under the Saving Share Plans or any other employees’ share plans adopted by the Group.

Executive Plans

The Group operates two executive share option plans comprising a “1993 executive share scheme” (the “1993 Plan”) and a “2003 executive share scheme” (the “2003 Plan”), together referred to as the “Executive Plans”. Option awards under the Executive Plans are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant.

The Executive Plans provide for options to be exercisable if any performance tests which may be set are satisfied. Where performance tests have been set, performance will be measured over a three year period from the start of the fiscal year in which the award is granted and will be based on the Group achieving an annual rate of compound growth in earnings per share under IFRS above the respective US and UK inflation measure. Whilst all option grants were subject to such performance tests before 2007/08, options granted since then have only been subject to a performance test where it has been made to an executive director. All awards up to and including the awards made in April 2006 under the 2003 Plan were eligible for retesting at the end of the fourth or fifth anniversary of grant, but retesting ceased to apply after that date. The Group’s Executive Plans, which are shareholder approved, permit the grant of share options to employees, together with any other discretionary share option plan adopted by the Company of up to 5 per cent of the issued common stock. A maximum of 171,376,839 shares may be issued pursuant to incentive options granted to US participants in the Executive Plans.

Long-Term Incentive Plans

The Long-Term Incentive Plan 2000 which was replaced by the Long Term Incentive Plan 2005 are together referred to as (“Long-Term Incentive Plans”) or (“LTIPs”). LTIPs are subject to certain internal performance criteria and cannot be exercised unless achievement of an annual rate of compound growth in profit before tax at constant exchange rates of the Group, for Group executives, or, growth in divisional operating profit, for divisional executives, and in return on capital employed (“ROCE”) of the Group or related division as appropriate. To the extent that the performance criteria are satisfied, the participant will receive a combination of shares and cash in equal value. Compensation expense is recognized over the three year performance period for all schemes and options granted have 10 year contractual terms. The Company’s LTIPs permit the grant of share options to employees, together with any other discretionary share option plan adopted by the Company of up to 5 per cent of the Company’s issued common stock.

Upon adoption of SFAS 123(R), the liabilities for LTIPs and Executive Plans were recognized at fair value. This resulted in the recognition of a cumulative effect of change in accounting principle by $6.0 million at 29 January 2006.

The Group recognized total share-based payment credit of $3.4 million in the financial period ending 2 February 2008 (2006/07: $17.2 million expense; 2005/06: $0.2 million expense). The related tax benefit on the share-based compensation expense was $1.5 million, $0.2 million and $0.2 million, respectively. The total remaining unrecognized compensation cost related to non-vested share options under all Group plans amounted to $5.0 million, $11.8 million and $8.4 million relating to 2007/08, 2006/07 and 2005/06 respectively, which will be amortized over the weighted average periods of 2.0 years, 1.9 years and 1.8 years, respectively.

The Company either issues new shares or utilizes own stock to satisfy share option exercises under its plans. The Company does not expect to repurchase any shares during 2008/09 to satisfy share option exercises. Cash received from the exercise of share options granted under the Group’s plans during 2007/08, 2006/07 and 2005/06 was $6.0 million, $6.4 million and $4.0 million, respectively.

Option scheme status

	Saving Share Plans		Executive Plans		LTIPs
	No. of shares	WAEP(1)	No. of shares	WAEP(1)	No. of shares	WAEP(1)
	millions	pence	millions	pence	millions	pence
Outstanding at 29 January 2005	7.1	78	35.5	85	3.3	–
Movements in period
Granted	3.1	81	9.7	112	0.9	–
Exercised	(2.6)	68	(3.3)	61	(0.2)	–
Lapsed	(0.9)	82	(1.1)	103	(0.2)	–

Outstanding at 28 January 2006	6.7	84	40.8	97	3.8	–
Movements in period
Granted	2.2	95	9.8	112	1.8	–
Exercised	(1.6)	84	(4.3)	88	(1.6)	–
Lapsed	(1.0)	84	(1.6)	103	(0.4)	–

Outstanding at 3 February 2007	6.3	86	44.7	103	3.6	–
Movements in period
Granted	3.8	76	8.6	124	1.5	–
Exercised	(0.4)	85	(5.4)	86	(0.5)	–
Lapsed	(2.0)	84	(0.8)	117	(0.4)	–

Outstanding at 2 February 2008	7.7	82	47.1	109	4.2	–

Exercisable at 28 January 2006	0.6	76	11.3	80	1.2	–
Exercisable at 3 February 2007	0.3	88	6.8	90	0.2	–
Exercisable at 2 February 2008	1.0	86	20.3	99	0.1	–

(1)	Weighted Average Exercise Price

The weighted average share price at the date of exercise for share options exercised during 2007/08 was 119p (2006/07: 114p).

The following tables summarize the information about share options outstanding and exercisable at 2 February 2008, and the inputs used in a binomial model for Saving Share Plans and Executive Plans, and in a Black-Scholes model for LTIP plans, for the calculation of the fair value of options granted in the 2005/06, 2006/07 and 2007/08 financial years:

	Saving Share Plans			Executive Plans			LTIPs
	Shares	WACL(2)	WAEP(1)	Shares	WACL(2)	WAEP(1)	Shares	WACL(2)	WAEP(1)
	millions	years	pence	millions	years	pence	millions	years	pence
Outstanding	7.7	1.2	82	47.1	6.9	109	4.2	8.3	–
Exercisable	1.0	0.3	86	20.3	5.1	99	0.1	3.8	–

	Saving Share Plans			Executive Plans			LTIPs
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Share price(3)	90p	120p	99p	122p	110p	112p	122p	110p	114p
Exercise price(3)	76p	95p	81p	124p	112p	112p	nil	nil	nil
Risk free interest rate	4.49%	4.91%	4.00%	4.56%	4.72%	4.15%	4.61%	4.80%	4.10%
Expected life of options	2.8 years	2.6 years	2.7 years	4.3 years	4.3 years	4.3 years	3.5 years	3.5 years	3.5 years
Expected volatility	26%	31%	38%	28%	34%	38%	28%	34%	38%
Dividend yield	3.3%	3.2%	2.2%	2.9%	2.8%	2.3%	2.9%	2.8%	2.3%
Fair value(3)	45c	68c	59c	53c	55c	63c	220c	188c	190c

(1)	Weighted Average Exercise Price

(2)	Weighted Average Remaining Contractual Life

(3)	Weighted average

The expected volatility is determined by calculating the historical volatility of the Group’s share price over the previous five years. The expected life used in the model is based on the historical exercise behavior of the main categories of option recipients.

The total intrinsic value of options outstanding and exercisable as of 2 February 2008 was $0.6 million and $0.6 million, respectively, and the aggregate intrinsic value for share options exercised during the years 2007/08 and 2006/07 was $6.6 million and $7.6 million respectively.

The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for the period prior to the adoption of SFAS No. 123R.

Year end 28 January 2006	2006
	$m expect per share data
Net income, as reported	238.0
Add: Share-based payment expense included in reported net income, net of related tax effects	0.2
Deduct: Total share-based payment expense determined using the fair value-based method for all awards, net of related tax effects	(8.1)

Pro forma net income	230.1

Earnings per share:
Basic and diluted—as reported	13.7	c
Basic and diluted—proforma	13.2	c

22.	Related Party Transactions

There are no related party transactions which require disclosure in these accounts.

23.	Subsequent Events

On 26 June 2008, Signet entered into a $520 million unsecured multi-currency five year revolving credit facility agreement. This replaced a similar $390 million facility that had been entered into on 28 September 2004.

PART XI

INTERIM FINANCIAL INFORMATION OF THE GROUP FOR THE

26 WEEK PERIOD ENDED 2 AUGUST 2008

Unaudited condensed consolidated income statements

	13 weeks ended 2 August 2008		13 weeks ended 4 August 2007		26 weeks ended 2 August 2008		26 weeks ended 4 August 2007		Notes
	$m		$m		$m		$m
Sales	768.9		787.4		1,591.4		1,601.8		2
Cost of sales	(519.8)		(541.3)		(1,064.6)		(1,081.9)

Gross margin	249.1		246.1		526.8		519.9
Selling, general and administrative expenses	(240.4)		(203.7)		(502.1)		(449.6)
Other operating income, net	28.8		26.1		58.7		53.4

Operating income	37.5		68.5		83.4		123.7		2
Interest income	0.8		1.6		2.5		4.0
Interest expense	(7.7)		(7.4)		(15.2)		(14.0)

Income before income taxes	30.6		62.7		70.7		113.7
Income taxes	(10.9)		(21.7)		(25.3)		(39.4)		3

Net income	19.7		41.0		45.4		74.3

Earnings per share—basic	1.2	c	2.4	c	2.7	c	4.4	c	4
—diluted	1.2	c	2.4	c	2.7	c	4.4	c	4

All of the above relate to continuing activities attributable to equity shareholders.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated balance sheets

	2 August 2008	4 August 2007	2 February 2008	Notes
	$m	$m	$m
Assets
Current assets:
Cash and cash equivalents	66.9	51.8	41.7
Accounts receivable, net	760.8	723.0	848.2
Other receivables	27.0	35.7	40.5
Other current assets	46.3	43.1	38.8
Deferred tax assets	–	1.6	–
Inventories	1,454.5	1,368.3	1,453.6	6

Total current assets	2,355.5	2,223.5	2,422.8

Non-current assets:
Property, plant and equipment, net of accumulated depreciation of $695.4 million, $601.8 million and $642.8 million respectively	498.7	477.1	489.2
Goodwill	556.0	561.2	556.0
Other intangible assets, net	22.8	19.8	22.0
Other assets	41.1	34.1	34.8
Retirement benefit asset	–	6.5	–
Deferred tax assets	74.8	58.6	74.6

Total assets	3,548.9	3,380.8	3,599.4

Liabilities and Shareholders’ equity:
Current liabilities:
Loans and overdrafts	120.2	26.6	36.3
Accounts payable	82.5	85.7	89.3
Accrued expenses and other current liabilities	231.4	228.8	268.2
Deferred revenue	106.3	102.5	125.3	7
Deferred tax liabilities	53.1	27.8	47.9
Income taxes payable	59.3	81.3	79.5

Total current liabilities	652.8	552.7	646.5

Non-current liabilities:
Long term debt	380.0	380.0	380.0
Other liabilities	112.6	105.4	96.4
Deferred revenue	137.7	134.6	149.7	7
Retirement benefit obligation	4.0	–	5.6

Total liabilities	1,287.1	1,172.7	1,278.2

Commitments and contingencies (note 9)

Shareholders’ equity:
Common stock of 0.9c par value: authorised 5,929.9 million shares, 1,705.5 million shares issued and outstanding (4 August 2007: 1,705.3 million shares issued and shares outstanding; 2 February 2008: 1,705.5 million shares issued and outstanding)	15.3	15.3	15.3
Deferred stock, £1 par value: authorized 50,000, issued and outstanding 50,000 shares	0.1	0.1	0.1
Additional paid-in capital	163.5	157.7	162.5
Other reserves	235.2	235.2	235.2
Retained earnings	1,856.4	1,791.7	1,918.4
Treasury stock—1.7 million shares, 2.0 million shares and 1.7 million shares, respectively	(10.8)	(11.4)	(10.8)
Accumulated other comprehensive income	2.1	19.5	0.5

Total liabilities and shareholders’ equity	3,548.9	3,380.8	3,599.4

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statements of cash flows

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007
	$m	$m	$m	$m
Cash flows from operating activities:
Net income	19.7	41.0	45.4	74.3
Adjustments to reconcile net income to cash flows provided by operations:
Depreciation of property, plant and equipment	25.5	25.8	52.6	49.8
Amortisation of other intangible assets	1.5	1.1	2.8	2.3
Pension expense	0.3	(0.4)	0.5	(0.8)
Share-based payments expense	0.4	(2.9)	0.7	(1.2)
Deferred taxation	–	–	(1.5)	–
Other non-cash movements	1.4	0.6	(2.8)	(1.3)
Loss on disposal of property, plant and equipment	0.4	–	0.1	–

Changes in operating assets and liabilities:
Decrease/(increase) in inventories	58.1	43.6	9.4	(5.4)
Decrease in trade receivables	24.0	11.6	86.0	69.7
(Increase)/Decrease in other receivables	(5.9)	(9.4)	(7.0)	0.5
Decrease/(increase) in other current assets	0.7	(15.5)	2.7	(10.5)
Decrease in accounts payable	(21.6)	(19.7)	(12.8)	(31.4)
Decrease in accrued expense and other liabilities	(5.4)	(0.1)	(45.0)	(49.4)
Decrease in income taxes payable	(6.1)	(14.1)	(16.1)	(35.9)

Net cash provided by operating activities	93.0	61.6	115.0	60.7

Investing activities:
Purchase of property, plant and equipment	(38.0)	(27.8)	(63.1)	(51.9)
Purchase of other intangible assets	(2.3)	(2.0)	(3.6)	(6.2)
Proceeds from sale of property, plant and equipment	–	–	1.0	–

Net cash flows used in investing activities	(40.3)	(29.8)	(65.7)	(58.1)

Financing activities:
Dividends paid	(107.4)	(107.6)	(107.4)	(107.6)
Proceeds from issue of stock	–	2.3	–	5.5
Purchase of own stock	–	–	–	(29.0)
Proceeds from short term borrowings	94.1	15.5	83.7	22.0

Net cash flows used in financing activities	(13.3)	(89.8)	(23.7)	(109.1)

Cash and cash equivalents at beginning of period	29.2	105.0	41.7	152.3
Increase/(decrease) in cash and cash equivalents	39.4	(58.0)	25.6	(106.5)
Effect of exchange rate changes on cash and cash equivalents	(1.7)	4.8	(0.4)	6.0

Cash and cash equivalents at end of period	66.9	51.8	66.9	51.8

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed statement of consolidated shareholders’ equity

	Common Stock at par value	Deferred Stock at par value	Additional paid in capital	Other reserves	Own stock held	Retained earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 2 February 2008	15.3	0.1	162.5	235.2	(10.8)	1,918.4	0.5	2,321.2
Net income	–	–	–	–	–	45.4	–	45.4
Foreign currency translation adjustments	–	–	–	–	–	–	–	–
Changes in fair value of derivative instruments, net	–	–	–	–	–	–	0.4	0.4
Actuarial gains and losses on pension plan, net	–	–	–	–	–	–	1.2	1.2
Dividends	–	–	–	–	–	(107.4)	–	(107.4)
Share based compensation expense	–	–	1.0	–	–	–	–	1.0

Balance at 2 August 2008	15.3	0.1	163.5	235.2	(10.8)	1,856.4	2.1	2,261.8

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statements of comprehensive income

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007
	$m	$m	$m	$m
Net income	19.7	41.0	45.4	74.3
Foreign currency translation	(3.0)	17.3	–	23.3
Changes in fair value of derivative instruments	1.5	(4.3)	3.3	(4.8)
Actuarial loss	0.5	0.7	1.0	1.3
Prior service cost	0.3	–	0.6	–
Deferred tax on items recognised in equity	(0.6)	2.3	(3.3)	1.6

Comprehensive income/(loss)	18.4	57.0	47.0	95.7

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE ACCOUNTS

1.	Principal Accounting Policies

Signet Group plc (the “Company”) and its subsidiary undertakings (collectively, the “Group”) is a leading retailer of jewelry, watches and associated services. The Group manages its business as two geographical segments, being the United Kingdom (the “UK”) and the United States of America (the “US”). The US segment operates retail stores under brands including Kay Jewelers, Jared The Galleria Of Jewelry and various regional brands while the UK segment’s retail stores operate under brands including H. Samuel and Ernest Jones.

(a)	Basis of preparation

These interim financial statements of the Group, and other financial information included in this document, are unaudited. These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim reporting. They do not include all of the information and footnotes required for complete financial statements. The 2 February 2008 balance sheet was derived from audited financial statements but does not include all disclosures required by US GAAP.

The Group believes that all material adjustments and disclosures necessary for a fair presentation have been made.

These interim financial statements should be read in conjunction with the financial information in Part X of this document.

(b)	Use of estimates in interim financial statements

The preparation of interim financial statements, in conformity with US GAAP regulations for interim reporting, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to valuation of intangible assets, valuation of inventory, depreciation, valuation of employee benefits, income taxes and contingencies.

(c)	Seasonality

The Group’s business is highly seasonal with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in sales and net income.

(d)	Accounting pronouncements adopted during the period

Statement of Financial Accounting Standard (“SFAS”) FAS No. 159

On 15 February 2007 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The Group adopted SFAS 159 on 3 February 2008. The Group has elected, however, not to use the fair value option for any of its existing financial assets and liabilities and, consequently, adoption had no impact.

SFAS No. 157

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which provides a single definition of fair value, establishes a framework for the measurement of fair value and expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after 15 November 2007, and for interim periods within those fiscal years. In November 2007, the FASB agreed to defer the effective date of Statement 157 for all non financial assets and liabilities by one year. Accordingly, the Group has not applied SFAS 157 to non financial assets and liabilities. The Group adopted the effective provisions of SFAS 157 as of 3 February 2008. There was no impact to the condensed consolidated interim financial statements upon adoption. Note 8 provides the expanded disclosures regarding fair value measurements.

(e)	New accounting pronouncements to be adopted in future periods

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements separate from the parent’s equity. The amount of net income attributable to the non controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning after 15 December 2008. Currently the Group does not have any non-controlling interests in its subsidiaries.

SFAS No. 141(R)

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 15 December 2008.

SFAS No. 161

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“Statement 133”). The Statement requires companies with derivative instruments to disclose information that should enable financial statements users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit risk related contingent features in derivative agreements, counterparty credit risk and a company’s strategies and objectives for using derivative instruments. SFAS 161 expands the current disclosure framework in Statement 133 and is effective prospectively for periods beginning on or after 15 November 2008.

2.	Segmental Information

The Group’s sales are derived from the retailing of jewelry, watches and associated services. The Group is managed as two geographical operating segments, being the US and UK divisions. These segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Both divisions are managed by executive committees, which report under IFRS through the Group Chief Executive to the board of directors to the Group. Each divisional executive committee is responsible for operating decisions within guidelines set by the board of directors to the Group. The performance of each segment is regularly evaluated based on sales and operating income. The Group operating segments do not include income taxes or certain Group costs and there are no material transactions between the operating segments.

The accounting policies of the segments are the same as those used by the Group to report under IFRS. Presented below is a reconciliation of IFRS segment performance to the equivalent amounts determined in accordance with US GAAP.

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007
	$m	$m	$m	$m
Sales:
US	575.6	584.6	1,206.7	1,216.9
UK	193.3	202.8	384.7	384.9

Consolidated total (IFRS and US GAAP)	768.9	787.4	1,591.4	1,601.8

Operating income:
US	49.3	66.4	94.8	126.3
UK	1.8	1.3	4.5	(0.6)
Unallocated(1)	(15.1)	(4.8)	(19.5)	(8.8)

Consolidated total (IFRS)	36.0	62.9	79.8	116.9
Adjustments:
—pensions(a)	(0.3)	0.4	(0.5)	0.8
—sale and leaseback transactions(b)	0.3	0.4	0.6	0.8
—share based payment expense(c)	1.5	4.8	3.0	5.2
—profit on disposal of revalued assets(f)	–	–	0.5	–

Consolidated total (US GAAP)	37.5	68.5	83.4	123.7

	2 August 2008	4 August 2007	2 February 2008
	$m	$m	$m
Total assets:
US	2,227.0	2,072.9	2,298.7
UK	486.8	540.4	496.3
Unallocated	245.9	217.6	229.2

Consolidated total (IFRS)	2,959.7	2,830.9	3,024.2
Adjustments:
—goodwill(d)	525.4	530.6	525.4
—depreciation of properties(e)	(4.5)	(5.1)	(4.7)
—revaluation of properties(f)	(8.2)	(8.8)	(8.5)
—commodity derivatives(g)	23.2	2.0	8.1
—taxation on reconciling items(h)	53.3	31.2	54.9

Consolidated total (US GAAP)	3,548.9	3,380.8	3,599.4

(1)	Unallocated principally relates to Group costs and assets that cannot be allocated to specific operating segments.

(a)	Pensions. Under IFRS actuarial gains and losses are immediately recognised in the Statement of Recognised Income and Expense. Under US GAAP, the Group recognises actuarial gains and losses, outside the 10 per cent corridor, in the income statement using the guidance in SFAS No. 87, “Employers Accounting for Pensions” (“SFAS 87”), which provides for the amortisation of these amounts through operating income over the average service lives of the employees. Subsequent to the adoption of SFAS 158, actuarial gains and losses are recorded in other comprehensive income and amortised under the existing SFAS 87 amortisation policy. Additionally, US GAAP expected return on pension asset and interest charges are reported in operating income but are included in finance income and expense under IFRS.

(b)	Sale and leaseback transactions. Under IFRS, sale and leaseback transactions of freehold and long leasehold properties result in a full gain in the financial year in which the transaction took place whilst under US GAAP the gain is recognised in equal instalments over the life of the lease.

(c)	Share based payment expense. Certain share schemes are subject to a condition that they may not vest unless the growth in related performance conditions exceeds the scheme target growth adjusted by movements in the relevant UK or US Retail Price Index over the same period. Under IFRS, these awards are treated as equity awards whilst under US GAAP, these awards are treated as liability awards. In addition, under IFRS, employers’ social security liability arising from share-based payment transactions is recognised over the same period or periods as the share-based payment charge. Under US GAAP, employers’ payroll taxes due on the exercise of share options are recognised as an expense when the liability arises, which is generally the option exercise date.

(d)	Goodwill. This balance represents the unamortised balance of goodwill under US GAAP in excess of the balance under IFRS. As the Group has elected not to restate its prior business combinations on transition to IFRS from UK GAAP, goodwill arising on acquisitions before 1 January 1998 remains fully written-off against equity consistent with the approach under prior UK GAAP, as it stood prior to the transition to IFRS. On acquisitions subsequent to 1 January 1998, until adoption of IFRS, goodwill was amortised over 20 years. Under US GAAP goodwill was amortised over 40 years through 3 February 2002.

(e)	Depreciation of properties. This adjustment represents a historical difference between IFRS and US GAAP on certain freehold and long leasehold properties as these properties were not depreciated under UK GAAP and these balances were used on adoption IFRS.

(f)	Revaluation of properties. Certain properties were restated on the basis of appraised values on adoption of IFRS as deemed cost. Under US GAAP, historical cost is used.

(g)	Commodity derivatives. Under IFRS the fair value of a cash flow hedge on inventory purchases is recorded as a reduction to the inventory. Under US GAAP, the fair value of cash flow hedges is recorded in accumulated other comprehensive income and released to cost of sales when the associated inventory is sold.

(h)	Deferred taxation. Represents the deferred tax impact of the adjustments and reclassifications made from IFRS to US GAAP.

3.	Taxation

As reported in the Group’s Annual Report on Form 20-F for the year ended 2 February 2008, on 4 February 2007 the Group adopted FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). The provisions of FIN 48 were applied to all tax positions on adoption of this interpretation. There was no cumulative effect adjustment to the opening balance of retained earnings arising as a result of the adoption of FIN 48 and no adjustments were made to other components of shareholders' equity in the balance sheet.

The Group has business activity in all states within the US and files income tax returns for the US federal jurisdiction and all applicable states. The Group also files income tax returns in the UK and certain foreign jurisdictions. The Group is subject to US federal and state examinations by tax authorities for tax years after 2 November 2002 and is subject to examination by the UK tax authority for tax years after 31 January 2004.

The total amount of unrecognized tax benefits in respect of uncertain tax positions as of 2 February 2008 was $23.0 million, all of which would favorably affect the effective tax rate if resolved in the Group's favor. These unrecognized tax benefits relate to financing arrangements and intra-group charges which are subject to different and changing interpretations of tax law. There has been no material change in the amount of unrecognized tax benefits in respect of uncertain tax positions during the 26 weeks ended 2 August 2008.

Over the next twelve months management believes that it is reasonably possible that there could be a reduction of substantially all of the unrecognized tax benefits as of 2 February 2008, due to settlement of the uncertain tax positions with the tax authorities.

The Group recognizes accrued interest and penalties related to unrecognized tax benefits within income tax expense. As of 2 February 2008 the Group had accrued interest and penalties of $3.8m.

4.	Earnings Per Share

	13 weeks ended 2 August 2008		13 weeks ended 4 August 2007		26 weeks ended 2 August 2008		26 weeks ended 4 August 2007
Net income ($ million)	19.7		41.0		45.4		74.3

Basic weighted average number of shares in issue (million)	1,703.9		1,702.4		1,703.9		1,703.0
Dilutive effect of share options (million)	5.2		5.9		5.5		6.8

Diluted weighted average number of shares in issue (million)	1,709.1		1,708.4		1,709.4		1,709.8

Earnings per share—basic	1.2	c	2.4	c	2.7	c	4.4	c
Earnings per share—diluted	1.2	c	2.4	c	2.7	c	4.4	c

Earnings per ADS—basic	11.5	c	24.1	c	26.6	c	43.6	c
Earnings per ADS—diluted	11.5	c	24.1	c	26.6	c	43.5	c

The basic weighted average number of shares excludes shares held by the ESOT as such shares are not considered outstanding and do not qualify for dividends. The effect of this is to reduce the average number of shares in the 13 and 26 week periods ended 2 August 2008 by 1,674,407 (13 week period ended 4 August 2007: 2,096,971; 26 week period ended 4 August 2007: 2,358,026). The calculation of fully diluted EPS for the 13 and 26 week periods ended 2 August 2008 excludes options to purchase 68,246,484 and 69,293,416 shares respectively (13 week period ended 4 August 2007: 29,828,939 share options; 26 week period ended 4 August 2007: 26,893,687 share options) on the basis that their effect on EPS was anti-dilutive.

Each ADS represents ten ordinary shares.

5.	Dividends

Dividends are not provided for until they are declared and formally approved.

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007
	$m	$m	$m	$m
Final dividend paid of 6.317c per share	107.4	107.6	107.4	107.6

6.	Inventories

	2 August 2008	4 August 2007	2 February 2008
	$m	$m	$m
Raw materials	38.3	58.6	16.7
Finished goods	1,416.2	1,309.7	1,436.9

Total inventory	1,454.5	1,368.3	1,453.6

7.	Warranty Deferred Revenue

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007
	$m	$m	$m	$m
Deferred revenue, beginning of period	246.5	236.3	246.6	232.7
Warranties sold	33.2	34.7	71.3	74.3
Revenues recognised	(37.7)	(35.9)	(75.9)	(71.9)

Deferred revenue, end of period	242.0	235.1	242.0	235.1

Deferred revenue represents income under extended service warranty agreements and voucher promotions.

8.	Fair Value Measurements

SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1—quoted market prices in active markets for identical assets and liabilities

Level 2—observable market based inputs or unobservable inputs that are corroborated by market data

Level 3—unobservable inputs that are not corroborated by market data

The Group determines fair value based upon quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The methods the Group uses to determine fair value on an instrument specific basis are detailed below.

The following table summarises the valuation of our financial instruments at 2 August 2008 categorised by fair valuation level:

Description	Fair value	Significant other observable inputs (Level 2)
	$m	$m
Assets:
Forward foreign currency contracts and swaps	1.1	1.1
Forward commodity contracts	0.9	0.9
Liabilities:
Forward foreign currency contracts and swaps	(2.5)	(2.5)
Forward commodity contracts	(3.2)	(3.2)

The fair value of the Group’s derivative instruments are based on market value equivalents at the balance sheet date.

9.	Commitments and Contingencies

Litigation

The Group is not party to any legal proceedings considered to be material to the financial statements. Furthermore, no director, officer or affiliate of the Group or any associate of any such director has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

A class lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc, a subsidiary of the Company, in the New York federal court. The lawsuit alleges that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

10.	Share Options

The Group recorded share-based compensation expense of $0.7 million and $1.6 million for the thirteen weeks ended 3 May 2008 and 5 May 2007, of which $1.7 million credit and $2.4 million credit related to the change in fair value during the period of awards with an inflation condition accounted for as liability awards under SFAS No. 123(R) “Share-Based Payment”.

PART XII

ADDITIONAL INFORMATION

1.	Responsibility

The Company and the Directors, whose names appear on page 27 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Incorporation and Registered Office

The Company was incorporated and registered in Bermuda on 25 June 2008 as an exempted company limited by shares under the name Signet Limited, and changed its name to Signet Jewelers Limited on 4 July 2008. The Company’s registered number is 42069.

The principal legislation under which the Company operates and under which the Company’s Common Shares will be issued is the Bermuda Companies Act and the regulations made thereunder.

The Company is domiciled in Bermuda with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The telephone number of the Company’s registered office is +1 441 295 1422. The sole activity of the Company is to act as the Group’s holding company.

3.	Organisational Structure

Following the Scheme becoming effective in accordance with its terms, the Company will be the ultimate holding company of the Group.

The Company’s principal subsidiaries and associated undertakings (each of which are considered by the Company to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Group) following the Scheme Effective Date will be as follows:

Name of subsidiary undertaking	Country of incorporation	Proportion of voting rights held within the Group	Nature of business
Signet Group plc	UK	100 per cent	Holding company
Ernest Jones Limited	UK	100 per cent	Retail jeweller
H. Samuel Limited	UK	100 per cent	Retail jeweller
Leslie Davies Limited	UK	100 per cent	Retail jeweller
Signet Trading Limited	UK	100 per cent	Service company
Sterling Inc.	US	100 per cent	Retail jeweller
Sterling Jewelers Inc.	US	100 per cent	Retail jeweller
Sterling Jewelers LLC	US	100 per cent	Retail jeweller
Sterling of Ohio Inc	US	100 per cent	Retail jeweller
Signet Holdings Limited	UK	100 per cent	Holding company
Signet US Holdings, Inc.	US	100 per cent	Holding company
Checkbury Limited	UK	100 per cent	Property holding company
Signet Sourcing Limited	UK	100 per cent	Diamond sourcing

Group Structure

4.	Main Investments

As at the date of this document and for the financial years ended 2 February 2008, 3 February 2007 and 28 January 2006, neither the Company nor Signet has made any investments (as that term is used in the Prospectus Rules).

5.	Share Capital

The authorised and issued fully paid up share capital of the Company as at the date of this document is, and at the date of Admission is expected to be, as follows:

•	The authorised, issued and fully paid share capital of the Company as at the date of publication of this document is as follows:

	Authorised		Issued		Unissued
	Number	Amount ($)	Number	Amount ($)	Number	Amount ($)
Common shares of par value US$0.009 each	10,000,000,000	90,000,000	1	0.009	9,999,999,999	89,999,999.991
Preference shares of par value US$0.01 each	500,000,000	5,000,000	0	0	500,000,000	5,000,000

•

The authorised, issued and fully paid share capital of the Company as it is expected to be following the Scheme Effective Date (assuming there is no exercise of options over Signet Shares between the date of publication of this document and the Scheme Effective Date) is as follows:

	Authorised		Issued		Unissued
	Number	Amount	Number	Amount ($)	Number	Amount ($)
Common shares of par value US$0.18 each	500,000,000	90,000,000	85,277,901	15,349,876.38	414,722,909	74,650,123.62
Preference shares of par value US$0.01 each	500,000,000	5,000,000	0	0	500,000,000	5,000,000

•

The Company was incorporated on 25 June 2008 with an authorised share capital of $0.009 divided into one Common Share of par value $0.009 which was issued to Pembroke Company Limited, a company ultimately owned by the partners of Conyers, Dill & Pearman, the Company’s Bermuda lawyers, and was paid in full in cash (the “Subscriber Share”). If the Scheme becomes effective, the Subscriber Share will be repurchased by the Company at nominal value.

•

The Common Shares to be issued in accordance with the terms of the Scheme with the security code (ISIN) of BMG812761002 will, when issued, be in registered form and are not capable of being held in uncertificated form in CREST. As described in Section 21 of this Part XII, the Common Shares themselves will not be admitted to the CREST system but dematerialised Depositary Interests will be issued by a subsidiary of the Registrars in respect of the underlying Common Shares which will be able to be held and transferred through the CREST system. It is expected that Depositary Interests representing the Common Shares will be issued to holders of Common Shares on the date of LSE Admission. Depositary Interests representing Common Shares will be credited to CREST accounts on the date of the LSE Admission.

•	There are no acquisition rights or obligations over the authorised but unissued share capital of the Company or an undertaking to increase the capital of the Company.

•	There are no convertible securities, exchangeable securities or securities with warrants in the Company.

•

Save as disclosed in this document, during the three years immediately preceding the date of this document, there has been no issue of share capital of the Company fully or partly paid either for cash or other consideration and no such issues are proposed and no share capital of the Company or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

•	Rights attaching to the Common Shares are summarised in Section 6 of this Part XII below.

•	No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of the Company.

•	Save as disclosed in this document:

•	no share or loan capital of the Company has been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed;

•	no commissions, discounts, brokerages or other special terms have been granted in respect of any share capital of the Company;

•	no share or loan capital of the Company is under option or agreed, conditionally or unconditionally, to be put under option; and

•

at the date of this document the Company has no subsidiaries and accordingly no share or loan capital of any subsidiary has been issued or been agreed to be issued fully or partly paid either for cash or for a consideration other than cash and no such issue is now proposed and no share or loan capital of any subsidiary is under option or agreed, conditionally or unconditionally, to be put under option.

6.	Memorandum of Association and Bye-laws

The memorandum of association and Bye-laws are available for inspection as described in Section 25 of this Part XII of this document, and are available for inspection at the Company’s registered office.

6.1	Memorandum of association

The memorandum of association of the Company provides that the objects for which the Company is formed and incorporated are unrestricted.

6.2	Bye-laws

The following paragraphs summarise some of the key provisions in the Bye-laws:

6.2.1	Share capital

The share capital of the Company comprises Common Shares of $0.18 each. The Board is authorised to create and issue additional shares of any existing class or shares of a new class and, without prejudice to the generality of the foregoing, may provide for the issue of preference shares. (Bye-law 4.2)

6.2.2	Transfer of registered shares

A shareholder may transfer all or any of his Common Shares in any manner which is permitted by any applicable legislation (subject to the restrictions in the Bye-laws) and is approved by the Board. The Company must maintain a register of Common Shares in accordance with the relevant Bermudian legislation.

A shareholder may transfer all or any of his shares by an instrument of transfer in the form provided in the Bye-laws, or in such other form as the Board may approve. The instrument of transfer must be signed by or on behalf of the transferor and, except in the case of a fully paid Common Share, by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason for it, refuse to register any transfer of any Common Share: (1) which is not fully paid up or (2) is not accompanied by the Common Share certificate for the Common Shares to be transferred (if any) or by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. If the Board refuses to register a transfer it shall, within three months after the date on which the instrument of transfer was lodged, send to the transferor and transferee notice of the refusal. Subject to the Bermuda Companies Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned and the Bye-laws, the Board has power to implement and/or approve any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of interests in shares in the capital of the Company in the form of depositary interests or similar interests, instruments or securities, and to the extent such arrangements are so implemented, no provision of the Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer thereof or the shares of the Company represented thereby. The Board may from time to time take such actions and do such things as it may, in its absolute discretion, think fit in relation to the operation of any such arrangements. (Bye-law 13)

6.2.3	Alteration of capital

The Company may if authorised by resolution of the Board increase its share capital and if authorised by a resolution of the members, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Bermuda Companies Act. (Bye-law 16.1)

6.2.4	Authority to allot relevant securities

Subject to the Bye-laws and to any resolution of Shareholders to the contrary, the directors shall have the power to issue any unissued shares on such terms and conditions as they may determine. (Bye-law 2.1)

6.2.5	Power of the Company to investigate interests in shares and failure to disclose interests in shares

The Company may give notice to a person, where it knows or has reasonable cause to believe such person to be, or in the previous three years to have been, interested in the Company’s shares, requiring such person to confirm or deny such interest and to give such further information as may be requested. Where a person is required to disclose an interest in a share (a default share) and has not done so within 14 days after the date of service of the relevant notice by the Company, unless the Board in its absolute discretion decides otherwise, the relevant shareholder shall not be entitled to be present or vote on any question in person or by proxy at any general meeting of the Company or separate general meeting of the holders of any class of shares of the Company or count in the quorum. Where the default shares represent at least 0.25 per cent of the issued shares of the same class, the Board may also direct that:

(i)	the Company may withhold any dividend (or part) or other amount payable, but when the restriction ceases to have effect, the Company must pay the amount to the person who would have been entitled to it;

(ii)	where the relevant shareholder has elected to receive shares in the Company instead of cash in respect of any dividend (or part), any election in respect of the default shares will not be effective; or

(iii)	no transfer of any of the shares held by the relevant shareholder will be recognised or registered by the directors unless the transfer is an excepted transfer or the shareholder is not in default after due and careful enquiry. (Bye-law 83)

6.2.6	Borrowing powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property, assets (present and future) and uncalled capital and, subject to applicable law to issue debentures, debenture stock and other securities, whether outright or as security for any debt, liability or obligation of the Company or of any third party. (Bye-law 49.2)

6.2.7	Dividends

The Board may, subject to the Bye-laws and in accordance with section 54 of the Bermuda Companies Act, declare a dividend to be paid to the shareholders, in proportion to the number of shares held by them, and such dividend may be paid in cash or in such other way as may be agreed between the Company and the shareholder.

Dividends unclaimed within 7 years of declaration are forfeited and revert to the Company. (Bye-laws 18 to 20)

6.2.8	Distribution of assets on liquidation

On liquidation the liquidator may with the authority of a resolution of the members, and any other authority required by Bermudian legislation, divide the whole or any part of the assets of the Company among the shareholders, in whole or part, in specie or vest the whole or any part of the assets upon such trusts as the liquidator shall think fit. (Bye-law 78)

6.2.9	General meetings

All annual and special general meetings will be held in such place as the Board appoints. At least 14 clear days’ notice must be given of an annual general meeting and a special general meeting. At any general meeting of the Company any two shareholders present in person or by proxy throughout the meeting form a quorum for the transaction of business. If within half an hour from the time appointed for the meeting a quorum is not present and if the meeting is convened on the requisition of shareholders, it will be deemed cancelled. In any other case, the meeting will stand adjourned to the same day one week later, at the same time and place as the original meeting, or to such other day, time and place as the Company Secretary may decide. (Bye-laws 25 to 28)

A poll may be demanded by, amongst others, not less than three members present in person or by proxy and having the right to vote at that meeting or a member or members present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting. (Bye-law 33)

6.2.10	Forfeiture of shares

If, after the payment due date, the whole or any part of any call or instalment remains unpaid, the Board may give a notice (the “Payment Notice”) to the holder requiring him to pay the amount due, together with accrued interest. If the requirements in the Payment Notice are not complied with, any share in respect of which it was given may be forfeited by a Board resolution. Every share which is forfeited or surrendered becomes the property of the Company. The Board may dispose of the forfeited or surrendered share upon such terms as the Board thinks fit.

A person whose shares have been forfeited or surrendered ceases to be a shareholder in respect of the forfeited or surrendered share. The person will remain liable to pay to the Company all moneys payable by him in respect of that share at the time of forfeiture or surrender, together with interest. (Bye-law 7)

6.2.11	Indemnity and insurance

Each director may be indemnified out of the assets of the Company against all liabilities, loss, damage or expense incurred by him in the conduct of the Company’s business or in the discharge of his duties. The indemnity must not extend in such a way which would render it void under Bermudian legislation. (Bye-law 56)

6.2.12	Takeover provisions

The Company is prohibited from engaging, under certain circumstances, in a business combination (as defined in the Bye-laws) with any interested shareholder (as defined in the Bye-laws) for three years following the date that the shareholder became an interested shareholder. A “business combination” is defined to include, among other things, a merger or consolidation involving the company and the interested shareholder and a sale of more than 10 per cent of the company’s assets. In general, an “interested shareholder” is defined as any entity or person beneficially owning 15 per cent or more of the company’s voting shares and any entity or person affiliated with or associated with that entity or person. (Bye-law 84)

Where an amalgamation of the Company with another company has been approved by the Board, that amalgamation requires the approval of a simple majority of the votes cast at the general meeting called to approve the amalgamation. The quorum at such a general meeting is two or more members present in person or by proxy.

Where an amalgamation of the Company with another company has not been approved by the Board, that amalgamation requires the approval of not less than 75 per cent of the total voting rights attaching to all shares entitled to vote on the amalgamation. The quorum at a general meeting convened to approve such an amalgamation is two or more members present in person or by proxy representing in excess of 50 per cent of the total voting rights attaching to all shares entitled to vote on the amalgamation. (Bye-law 85)

6.2.13	The Bye-laws also contain, inter alia, the following provisions:

(A)	Voting rights

In general members have one vote for each Common Share held by them and are entitled to vote at all meetings of members and, in the case of a poll, every member present in person or by proxy has one vote for every Common Share of which he is the holder. (Bye-laws 4.1(a) and 32.3)

The Bye-laws provide for unanimous written resolutions of members. (Bye-law 38)

(B)	Class rights

Subject to the Bermuda Companies Act, all or any of the special rights for the time being attached to any class of shares may, unless otherwise provided in the rights attached to the terms of issue of the shares of that class, be altered or abrogated with the consent in writing of the holders of not less than 75 per cent of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of such shares voting in person or by proxy at which special meeting the quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. (Bye-law 17)

(C)	Appointment and removal of directors

The Board will consist of such number of directors, being not less than two and not more than such maximum number, not exceeding 15, as the Board may from time to time determine. (Bye-law 40.1)

The Company, by a resolution of its members or, when authorised by members pursuant to Bye-law 40.7, by the directors, may appoint persons to be directors of the Company. If the directors appoint a person to be such a director this person will hold the post until the next annual general meeting at which point they will be eligible for re-election.

Only persons who are proposed or nominated in accordance with Bye-law 40 will be eligible for election as directors. Any shareholder or the Board may propose any person for election as a director.

Where any person, other than a director retiring at the meeting or a person proposed for re-election or election as a director by the Board, is to be proposed for election as a director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a director. (Bye-law 40.3)

Where the number of persons validly proposed for re-election or election as a director pursuant to Bye-law 40.4 is greater than the number of directors to be elected, the person(s) receiving the most votes will be elected as the director(s), and an absolute majority of the votes cast will not be a pre-requisite to the election of such director(s). (Bye-law 40.6)

At any general meeting, the shareholders may authorise the Board to fill any vacancy in their number left unfilled at a general meeting. (Bye-law 40.7)

One third of the directors must retire by rotation at each annual general meeting. (Bye-law 41)

A director must vacate his office if, amongst other things, he is prohibited by law from being a director, becomes bankrupt, becomes of unsound mind or is absent from board meetings for more than 6 months without permission. (Bye-law 45)

Holders of Common Shares may remove a director from office only by a resolution of not less than 75 per cent of the votes attaching to all Common Shares in issue. (Bye-law 44)

A director may be removed at any time by a vote of at least 75 per cent of the directors (other than the director proposed to be removed). (Bye-law 44)

(D)	Management of the Company by the Board

The business of the Company is managed by the Board, which may exercise all such powers as are not required to be exercised by the Company in general meeting subject always to the Bye-laws and the provisions of the Bermuda Companies Act, subject to the limitations set out in Bye-law 49. The Board may delegate to any company, firm, person, or body of persons any power of the Board (including the power to sub-delegate). (Bye-law 48)

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit, but no meeting of the Board may be held in the UK. (Bye law 57)

Subject to the provisions of the Bye-laws, a resolution put to the vote at a meeting of the Board will be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution will fail.

The Board may delegate any of its powers (including the power to sub-delegate) to a committee which may consist partly or entirely of non-directors of the Company provided that every such committee conforms to such directions as the Board imposes on them and provided further that the meetings and proceedings of any such committee are governed by the provisions of the Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board. (Bye-law 49.7)

The Board may delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board sees fit. (Bye-law 49.8)

The Board may appoint one or more directors of the Company to the office of managing director or chief executive officer of the Company, who will, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company. (Bye-law 49.3)

The quorum necessary for the transaction of business at a meeting of the Board is two. No meeting of the Board will be quorate if the majority of the directors present consists of persons who are personally resident in the UK for UK tax purposes. (Bye-law 60)

Bye-law 63 provides for unanimous written resolutions of directors to be as valid as though passed at a meeting of the Board.

A director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company must declare the nature of such interest as required by the Bermuda Companies Act. (Bye-law 55.2)

Following such a declaration, unless disqualified by the chairman of the relevant Board meeting, the director will be entitled to vote in respect of such contracts or proposed contracts or arrangement and may be counted in the quorum for such meeting. (Bye-law 55.3)

The Company by resolution of its members or the Board, if so authorised by the members, may elect an alternate director. Any director, provided the members have not resolved otherwise, may appoint another director or other person authorised by the Board to act as an alternate director to himself or herself. An alternate director will be entitled to receive notice of all meetings of the Board and to attend and vote at any such meeting at which a director for whom he was appointed is not personally present and generally to perform at such meeting all the functions of such director for whom such alternate director was appointed. (Bye-law 43)

The amount of any fees to be paid to directors is to be determined by the Board and is deemed to accrue from day to day. (Bye-law 46.1)

Any director who holds any executive office (including for this purpose the office of chairman or deputy chairman), or who serves on any committee, or who, at the request of a director of the Company, goes or resides abroad, makes any special journey or otherwise performs services which in the opinion of the directors, determined in a resolution of the directors, are outside the scope of the ordinary duties of a director, may be paid such remuneration by way of salary, commission or otherwise as the directors may determine in addition to or in lieu of any fee payable to him for his services as a director pursuant to the Bye-laws. (Bye-law 46.2)

(E)	Distributions on liquidation to shareholders

The holders of the Common Shares (subject to the other provisions of the Bye-laws) are, in the event of a winding-up or dissolution of the Company, entitled to be paid the surplus assets of the Company remaining after payment of its liabilities (subject to the rights of holders of any shares in the Company then in issue having preferred rights on the return of capital) in respect of their holdings of Common Shares pari passu and pro rata to the number of Common Shares held by each of them. (Bye-law 4.1(c) and 4.2 (h))

(F)	Changes to the Bye-laws

No Bye-law may be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board and by a resolution of the members. (Bye-law 79.1)

Certain of the Bye-laws, being Bye-laws 40 (Election of Directors), 41 (Retirement by Rotation), 42 (No Share Qualification), 44 (Removal of Directors), 56 (Indemnification and Exculpation of Directors and Officers), 79 (Changes to Bye-laws), 84 (Business Combinations) and 85 (Amalgamations) may not be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by at least 75 per cent of the directors then in office and approved by an affirmative vote of at least 75 per cent of the votes attaching to all Common Shares in issue. (Bye-law 79.2)

7.	Mandatory Takeover Bids, Squeeze-out and Sell-out Rules

The UK Takeover Code will not apply to the Company and Bermuda law does not contain any provisions relating to mandatory bids.

An acquiring party is generally able to acquire compulsorily the shares of minority holders in a Bermuda in the following ways:

(A)	By a scheme of arrangement under the Bermuda Companies Act. A scheme of arrangement could be effected by obtaining the agreement of the company and of members, representing in the aggregate a majority in number and at least 75 per cent in value of the shares present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

(B)	If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring, pursuant to a takeover offer, 90 per cent of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90 per cent or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any non-accepting shareholder to transfer its shares on the same terms as the original offer. In those circumstances, non-accepting shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

(C)	Where one or more parties holds not less than 95 per cent of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

(D)	Under Bermuda law, two or more companies may amalgamate and continue as one company. In practical terms, the effect of an amalgamation is that the assets and liabilities of the amalgamating companies become the assets and liabilities of the amalgamated company. Dissenting shareholders may apply to the Bermuda Court within one month of the notice convening the special general meeting to approve the amalgamation to have the court appraise the fair value of their shares.

8.	Directors’ Interests

8.1	Other Directorships

Save as set out below, none of the Directors have been a member of any partnerships; or held any directorships of any other company (other than Group companies of which those persons are also directors), at any time in the last five years prior to the date of this document:

Director	Current directorships and partnerships	Previous directorships and partnerships held in the previous five years
Sir Malcolm Williamson

CDC Group plc

National Australia Bank

Cass Business School Strategy & Development Board

Clydesdale Bank plc

National Australia Group Europe Limited

JPMorgan Cazenove Holdings

The Prince of Wales International Business Leaders Forum

The Prince of Wales Youth Business International Limited

Pearl Group Holdings (No. 1) Limited

BA (GI) Limited

G4S plc

Pearl Group Management Services Limited

Resolution Asset Management Limited

Resolution Fund Managers Limited

Resolution Investment Services Limited

Resolution plc

Securicor Limited

Visa International

Yorkshire Bank plc

Terry Burman	Council For Responsible Jewellery Practices Limited Jewelers of America World Diamond Council Yankee Holding Corp.	—

Walker Boyd	—	WH Smith Retail Holdings Limited (formerly WH Smith Group Plc)

Robert Blanchard	—	Bandag Inc. Best Buy Co.

Russell Walls	Aviva plc Delphic Diagnostics Limited	Stagecoach Group plc

8.2	Interests of Directors in share capital

The interests of the Directors and their immediate families in the share capital of Signet (all of which are beneficial unless otherwise stated) were as at 4 September 2008 (being the latest practicable date prior to the publication of this document) as follows:

Director	Number of Signet Shares	Percentage of issued share capital
Sir Malcolm Williamson	187,375	0.01%
Terry Burman	808,601	0.04%
Walker Boyd	542,798	0.03%
Mark Light	76,454	0.004%
Robert Blanchard	10,010	0.0006%
Dale W. Hilpert	20,000	0.001%
Russell Walls	30,000	0.002%

In the event that the Scheme and the Share Capital Consolidation become effective, the Directors and their immediate families will have the following interests in the Common Shares on LSE Admission:

Director	Number of Common Shares	Percentage of issued share capital
Sir Malcolm Williamson	9,368	0.01%
Terry Burman	40,430	0.04%
Walker Boyd	27,139	0.03%
Mark Light	3,822	0.004%
Robert Blanchard	500	0.0006%
Dale W. Hilpert	1,000	0.001%
Russell Walls	1,500	0.002%

8.3	Confirmations and conflicts of interest

8.3.1	Confirmations

Save as set out in this paragraph 8.3.1, at the date of this document, none of the Directors has during at least the previous five years to the date of this document:

(A)	been convicted in relation to fraudulent offences;

(B)	been a member of the administrative, management, supervisory body or senior management of a company associated with any bankruptcies, receiverships or liquidations; or

(C)	been subject to any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

There are no family relationships between any of the Directors.

Dale Hilpert was appointed chairman, chief executive officer and president of Footstar Inc. in 2003 in order to lead that company through a process of seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code. The company came out of that process in 2006 having paid all creditors whereupon Mr Hilpert ceased to be a director or hold any other office in relation to the company.

8.3.2	Conflicts of interest

No Director has any actual or potential conflict of interest between his or her duties to the Company and his or her private interests or other duties.

8.3.3	Transactions with Directors

No Director has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is, or was, significant in relation to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or during any earlier financial year, and remains in any respect outstanding or underperformed.

There are no outstanding loans granted by the Company or any Group company to any of the Directors nor has any guarantee been provided by the Company or any Group company for their benefit.

8.3.4	Director appointment arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any Director was selected as a director or senior manager (as the case may be).

9.	Summary of Remuneration and Benefits

A summary of the amount of remuneration paid by the Group to the Directors (including any contingent or deferred compensation) and benefits in kind for the financial year ended 2 February 2008 is set out in the table below. The Directors are categorised in their positions as at 4 September 2008 for these purposes.

Directors	Salary/fees	Bonus	Benefits in kind	Total year ended 2 February 2008
	($000)	($000)	($000)	($000)
Sir Malcolm Williamson	427	–	–	427
Terry Burman	1,559	–	109	1,668
Walker Boyd	840	–	45	885
Mark Light	785	–	38	823
Robert Blanchard	109	–	–	109
Dale W. Hilpert	92	–	–	92
Russell Walls	109	–	–	109

Total	3,921	0	192	4,113

The aggregate contributions made by the Group to provide pension, retirement or similar benefits in relation to Directors in the last financial year (ended 2 February 2008) was $630,151.

10.	Director’s Terms and Conditions

10.1	Executive Directors

10.1.1	Employment contracts and notice

Terry Burman is employed by Sterling Jewelers Inc. (a wholly owned subsidiary of Signet) under a service agreement dated 20 December 2000 (and amended and restated by an agreement dated 19 February 2008).

Mark Light is employed by Sterling Jewelers Inc. (a wholly owned subsidiary of Signet) under a service agreement dated 26 April 2002 (and amended and restated by a subsequent agreement dated 6 August 2004 and amendments dated 12 January 2006 and 19 February 2008).

The service agreements for Mr Burman and Mr Light are governed by the laws of Ohio.

Walker Boyd is employed by Signet under a service agreement governed by English law dated 14 June 1995 and an addendum to that agreement dated 15 May 2000.

The terms of the service agreements are applicable to the appointments of Mr Burman, Mr Light and Mr Boyd as executive directors of any other Group company.

The service agreements for both Mr Burman and Mr Boyd are rolling agreements which can be terminated by one year’s notice in writing by either party.

Mr Light’s service agreement is a rolling agreement which Sterling Jewelers Inc. may terminate at any time by notice in writing. Mr Light may terminate the agreement on written notice of 360 days.

10.1.2	Change of control provisions

Mr Burman’s service agreement provides that in specified circumstances on a change in control of Sterling Jewelers Inc., Mr Burman has the right to terminate his employment by written notice to Signet within 14 days of such circumstances.

The circumstances which trigger Mr Burman’s right to terminate his employment on a change of control are: (i) termination without cause by a third party purchaser; (ii) voluntary resignation if his title or duties are substantially diminished or changed without his consent within 2 years of the change of control; (iii) voluntary resignation if the location of his employment changes by more than 50 miles without his consent; or (iv) his election to leave the Group within 6 months of the change of control.

In the event of Mr Burman exercising the right to terminate his employment, Sterling Jewelers Inc. must pay Mr Burman a pro-rata amount of his entitlement to short term bonus (payable at the end of the relevant fiscal year) and a lump sum equal to the Termination Payment (as defined in Section 10.1.5 “Termination Payments” below) (payable at the date of termination). Mr Burman shall also be entitled to exercise any outstanding stock options at the date of termination unless he exercises his right to terminate his employment on the basis that he elects to leave employment within six months following the date of the change of control.

Mr Boyd’s employment contract provides that in the event of a change in control of Signet, Mr Boyd shall be entitled within three months thereof to terminate his employment by giving Signet not less than one months’ written notice. If Mr Boyd exercises this right to terminate his employment he is entitled to a termination payment of an amount equal to gross salary and market value of benefits in kind and annual incentive plan for 12 months from the termination date. The termination payment shall be subject to tax and national insurance contributions.

10.1.3	Summary termination

The service agreements for Mr Burman and Mr Light are terminable with immediate effect by notice in writing if there is:

(A)	fraud, embezzlement or gross insubordination on the part of the director or a material breach by the director of his obligations under the confidentiality and non-compete provisions of the service agreement;

(B)	convictions of or an entry of a plea of nolo contendere by the director for any felony;

(C)	the material breach of, or the wilful failure or refusal by the director to perform and discharge his duties, responsibilities or obligations under the service agreement (and, for Mr Burman, this is not corrected within 30 days of written notice being given); or

(D)	in respect of Mr Burman only, an act of moral turpitude or misconduct by Mr Burman which is intended to result in personal enrichment of Mr Burman at the expense of Sterling Jewelers Inc., or a member of the Group or their affiliates or has a material adverse impact on the business or reputation of Sterling Jewelers Inc., or a member of the Group or their affiliate.

The service agreement for Mr Boyd is terminable with immediate effect by notice in writing if Mr Boyd:

(A)	becomes the subject of a bankruptcy order or an interim order under the Insolvency Act 1986 or a disqualification order under the Company Directors Disqualification Act 1986;

(B)	becomes a patient for the purposes of Part VII of the Mental Health Act 1983;

(C)	is convicted of any criminal offence (other than a minor offence of the nature which does not prejudice the performance by Mr Boyd of his duties under the service agreement) or a road traffic offence with a penalty of more than 3 months’ imprisonment;

(D)	commits an act of dishonesty, any serious misconduct or any other act which may seriously affect his ability to discharge his duties; or

(E)	is guilty of any serious or persistent neglect in the discharge of his duties or commits any wilful or persistent breach of the provisions of the service agreement.

10.1.4	Benefits

The directors are entitled to receive the following benefits under the terms of their service agreements:

(A)	basic salary per annum—$1,622,250 for Mr Burman, $822,000 for Mr Light and £437,750 for Mr Boyd;

(B)	bonus—Mr Burman, Mr Boyd and Mr Light are entitled to participate in both short term/annual bonus schemes and long term incentive plans. Mr Burman is entitled to up to 200 per cent of base salary under the terms of the short term bonus scheme and up to 158 per cent of base salary under the terms of the Signet 2005 Long-Term Incentive Plan (with not less than 50 per cent of the grant paid in cash and the remainder in ordinary shares) both payable in accordance with performance goals relating to Signet and the Group. Mr Light is entitled to up to 120 per cent of base salary under the terms of an annual bonus plan and up to 100 per cent of base salary under the terms of the Signet 2005 Long-Term Incentive Plan (with not less than 50 per cent of the grant paid in cash and the remainder in ordinary shares) both payable in accordance with performance goals relating to Signet and the Group. Mr Boyd is entitled to up to 100 per cent of base salary under the terms of an annual bonus plan and up to 77 per cent of base salary under the terms of the Signet 2005 Long-Term Incentive Plan (with not less than 50 per cent of the grant paid in cash and the remainder in ordinary shares) both payable in accordance with performance goals relating to Signet and the Group;

(C)	options—Mr Burman, Mr Boyd and Mr Light are entitled to participate in share option grants as approved by the Board, in accordance with the option plan in force. Mr Burman’s service agreement provides that he is entitled to options to acquire ordinary shares (or American Depositary Shares representing ordinary shares) of Signet with a market value of such shares at the time of grant up to a maximum of four times his base salary to be granted at such time, in such tranches and on such terms as the Remuneration Committee shall determine;

(D)	holiday—entitlement to 25 days holiday per annum; and

(E)	other customary benefits—Mr Burman and Mr Light are entitled to: deferred compensation plan, medical and dental insurance, life assurance, long term disability insurance, company car and country club membership; and, Mr Boyd is entitled to: company car, optional membership of the Signet Director’s Pension Scheme and additional pension benefits under a Funded Unapproved Retirements Benefits Scheme, to which the Group has ceased making contributions and in substitution pays a supplement directly to Mr Boyd in relation to salary above the scheme specific earnings cap which is equivalent to the previous earnings cap increased by RPI annually, private medical insurance, life assurance and personal accident insurance.

10.1.5	Termination payments

Where Mr Burman’s employment is terminated without cause upon written notice he will be entitled to payment of: (i) a pro-rata amount of his entitlement to short term bonus (payable on the 30th April following the end of the relevant fiscal year); and (ii) a lump sum payable on the effective date of termination equal to the total of (i) one years’ annual base salary (at the date of termination); (ii) an amount equal to the product of his base salary and the current maximum percentage of short term bonus reduced by the average percentage, if any, that short term bonus has fallen below the maximum short term bonus percentage during the period of his employment with the Group; (iii) an amount equal to 20 per cent of his termination base salary in lieu of Sterling Jewelers Inc.’s obligation to contribute that amount under the deferred compensation plan; and (iv) an amount equal to 5 per cent of his termination base salary in lieu of all other benefits for the notice period (together the “Termination Payment”).

In such event, Mr Burman shall be entitled to exercise stock options outstanding at the date of termination.

Where Mr Light’s employment is terminated by Sterling Jewelers Inc. without cause upon written notice the Group will be obligated to pay Mr Light the following: (i) one years’ annual base salary (at the date of termination); (ii) any annual bonus and/or long term bonus earned by Mr Light for a completed fiscal year prior to the effective date of termination which remains unpaid; (iii) the pro-rata portion of the annual bonus for which he was eligible as of the date of termination for the then current fiscal year; (iv) any vacation days accrued but not used; and (v) base salary for 12 months following such last date of employment.

Where Mr Boyd’s employment is terminated by Signet in accordance with the terms of the service agreement he is entitled to a termination payment of an amount equal to gross salary and market value of benefits in kind and annual incentive plan for 12 months from the termination date (or ending on Mr Boyd’s 60th birthday if earlier). The termination payment shall be subject to tax and national insurance contributions.

10.2	Non-Executive Directors

The following non-executive Directors have each entered into a letter of appointment with Signet, the terms of which are applicable to the appointment of any of the non-executive Directors as a non-executive director of any other Group company:

(a)	Sir Malcolm Williamson;

(b)	Robert Blanchard;

(c)	Dale W. Hilpert; and

(d)	Russell Walls.

The terms of any appointment of the non-executive Directors are subject to Signet’s articles of association.

Sir Malcolm Williamson was initially appointed as a non-executive director of Signet on 28 November 2005 and subsequently as the non-executive chairman of Signet on 9 June 2006. He was appointed to the Board as the non-executive Chairman of the Company on 8 July 2008.

The appointments of Mr Blanchard, Mr Hilpert and Mr Walls as non-executive directors of Signet took effect on 5 September 2000, 1 September 2003 and 29 May 2002 respectively. Letters of appointment for specific three year periods, with the ability to review such appointments for longer periods, took effect from 8 June 2007, 8 June 2007 and 9 June 2006 respectively. Mr Blanchard, Mr Hilpert and Mr Walls were appointed to the Board as non-executive directors on 8 July 2008.

Each of the four non-executive Directors is appointed for an initial term anticipated to be three years, subject to continued satisfactory performance. The appointments are also subject to the provisions of Signet’s articles of association regarding appointment, fees, expenses, retirement, disqualification and removal of directors but will in any event terminate forthwith without any entitlement to compensation if:

(A)	the non-executive director is not re-elected at an annual general meeting of Signet at which he retires and offers himself for re-election in accordance with Signet’s articles of association; or

(B)	the non-executive director is required to vacate office for any reason pursuant to any of the provisions of Signet’s articles of association; or

(C)	the non-executive director is removed as a director or otherwise required to vacate office under any applicable law.

During the period of Sir Malcolm Williamson’s appointment, he will be entitled to an annual fee of not less than £221,450 less applicable deductions. Any fees will be payable in arrears by equal monthly instalments. Signet will, upon reasonable request from Sir Malcolm Williamson, make available to him a car and driver for use whilst he is on company business.

Mr Blanchard, Mr Hilpert and Mr Walls each receive an annual fee of £46,000. Such fees will be less any deductions which Signet may be required to make, and paid in arrears in equal quarterly instalments for Mr Blanchard and Mr Hilpert. Mr Walls is paid monthly in arrears. Mr Blanchard receives a further annual fee of £10,000 for his chairmanship of the Remuneration Committee. Mr Walls receives a further annual fee of £10,000 for being the chairman of the Audit Committee and an additional £14,000 for being Senior Independent Director.

The fees paid to the non-executive Directors do not include additional remuneration paid in respect of other duties which they may perform for the Group (including but not limited to, special remuneration pursuant to Signet’s articles of association).

The annual fees are based on an anticipated time commitment of 20 days per year for Mr Walls, Mr Blanchard and Mr Hilpert. Mr Walls, as Senior Independent Director, is also expected to act as an additional point of contact for shareholders and fellow non-executive directors. Sir Malcolm Williamson is expected to devote such time as is necessary for the proper performance of his duties, which is likely to be on average 2 days per week.

If the non-executive Directors are required to spend substantially longer than the anticipated time commitment in the performance of their duties, Signet may at its sole and absolute discretion make one or more specific payments to the non-executive Directors (less any applicable deductions and subject to any limits on directors’ fees contained in Signet’s articles of association) in addition to the fees referred to above.

In addition to the fees referred to above, Signet will reimburse all expenses reasonably incurred by each of the non-executive Directors in the proper performance of his obligations by virtue of his appointment as a non-executive director. Expenses may include professional fees if it is necessary for the non-executive director to seek independent professional advice subject to them having first consulted the Chairman (or the Senior Independent Director in the case of the Chairman) or lead non-executive director as appropriate.

None of the non-executive Directors are eligible for the grant of options or other incentives under any of the Group’s share option schemes as part of their remuneration.

The Group has in place directors’ and officers’ liability insurance cover.

Save as set out above, there are no existing letters of appointment between any of the non-executive Directors and Signet or any company within the Group.

10.3	Directors’ indemnity

Under the Bermuda Companies Act a company may in its bye-laws indemnify any director in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director may be guilty in relation to the company or any subsidiary thereof, except in relation to any fraud or dishonesty of which he may be guilty in relation to the company.

The Bye-laws provide that the directors for the time being acting in relation to any of the affairs of the Company, or of its subsidiaries, will be indemnified out of the assets of the Company from and against all actions, costs, charges, liabilities, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of the Company’s business and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company may be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their duties, or in relation thereto, provided that such indemnity will not extend to any matter in respect of any fraud or dishonesty which may attach to any of the directors.

11.	Employees

Over the 52 weeks ended 2 August 2008 the Group had an average of 16,703 employees across the UK and the US.

At the end of the last three financial periods, the average number of Group employees was as follows:

•	52 weeks ended 2 February 2008—17,243 employees

•	53 weeks ended 3 February 2007—16,836 employees

•	52 weeks ended 28 January 2006—15,652 employees

12.	Employee Share Plans

The Company has established new employee share plans which have been established by the Directors and which have been approved by the Subscriber (as the sole shareholder in the Company). The Company’s Remuneration Committee will review the plans during the year or so following the Admissions with a view to bringing forward any appropriate new plans or proposals for changes to the new Company plans at the 2009 or 2010 annual general meeting.

A summary of the principal features of the new plans is set out below.

(A)	Long-Term Incentive Plan 2008

The Long-Term Incentive Plan 2008, which has been approved by the Subscriber (as the sole shareholder in the Company), is constituted under rules which provide for the making of awards of Common Shares each year by the Remuneration Committee. Any awards will normally vest on the third anniversary of award provided the participant remains in employment and any performance conditions which may be set are first satisfied. The intention is to make the initial Long-Term Incentive Plan 2008 awards to the executive directors, senior management and other senior executives (approximately 22 individuals) of the Company in April 2009.

Eligibility—Any employee (including an executive director) of the Group will be eligible to participate at the discretion of the Remuneration Committee.

Limit on awards—The maximum award which may be made to any participant in any financial year will be limited to such number of Common Shares as have an aggregate market value not exceeding 160 per cent of the participant’s base salary.

Grant of awards—Awards will be made within the period of 42 days of the Company’s announcement of its results for any period. Awards may also be made at other times in exceptional circumstances. Awards may be subject to a performance target which would normally be tested at the end of a fixed period of at least 3 years. To the extent any performance targets which may be set are satisfied the participant will receive a combination of the grant of an option over shares in the Company and cash on the basis of a mix of 50 per cent cash and 50 per cent share options.

Performance conditions—The plan allows for the Remuneration Committee to set any performance conditions which it considers appropriate to support the achievement of the Company’s business objectives. Any performance targets which may be set may be discussed with key shareholders as appropriate.

Leaving employment—The Long-Term Incentive Plan 2008 allows at the discretion of the Remuneration Committee only a time pro-rated release of an amount, whether in the form of the grant of an option over shares or cash, where a participant leaves early for a good leaver reason. Performance conditions will apply on a pro-rata basis where a participant leaves early.

Corporate events—Awards will vest in the event of a takeover, amalgamation, court sanctioned compromise or arrangement resulting in a change of control of the Company or winding-up of the Company (other than an internal reorganisation) but only to the extent that the Remuneration Committee determines that the performance conditions have been satisfied to the date of the relevant event. The number of shares which may be transferred on a corporate event will (unless the Remuneration Committee decides otherwise) be further reduced on a time pro rated basis to reflect the period of time that has elapsed between the start of the performance period and the date of the relevant event.

(B)	UK and Irish sharesave plans

The Sharesave Plan 2008 for UK employees has been submitted for approval by HM Revenue & Customs and the Sharesave Plan 2008 for Irish resident employees has been submitted for approval by the Office of Revenue Commissioners in Dublin, and both of which have been approved by the Subscriber (as the sole shareholder in the Company). The sharesave plans are constituted by rules which provide for the grant of options over Common Shares to be purchased out of the proceeds of a linked SAYE savings account with a recognised savings provider.

Eligibility—All employees (including executive directors) of the Group who have worked for a qualifying period determined by the Board (but not to exceed five years) will be eligible to participate in the sharesave plans.

Grant price—Options may be granted at an exercise price which is not less than 80 per cent of the middle market quotation of Common Shares on the NYSE or London Stock Exchange dealing days (or average over three dealing days) immediately prior to the day invitations are sent out.

Individual limits—Options may be granted over shares on the basis of savings of up to the statutory limit which in the UK is £250 a month and in the Republic of Ireland is €500 a month, usually for a period of three or five years.

Grant period—Invitations for the grant of options will normally only be issued within the 42 day period following the Company’s announcement of results for any period, or there being exceptional circumstances which justify the grant of options at that time. Options will normally be granted within the period of 30 days following the earliest dealing day by reference to which the exercise price of an option was fixed.

Leaving employment—Normally, options lapse on leaving employment. However, if a participant ceases employment with any company in the Group by reason of death, injury or disability, redundancy, retirement or on the sale of the employing company or business out of the Group, options may be exercised during a six-month period following the cessation of employment. Exercise is also allowed where the participant leaves employment for any other reason, provided that the option has been held for at least three years. If any option is exercised early, the participant may only exercise to the extent of his or her accumulated savings under the savings contract (together with any interest due).

Corporate events—Options may be exercised in the event of a takeover, amalgamation, scheme of arrangement or winding-up of the Company, to the extent of the accumulated savings under the participant’s savings arrangements (together with any interest due). In the event of another company acquiring control of the Company, participants may be allowed to exchange their options for options over shares in the acquiring company and, if the transaction is an internal reorganisation, participants may only have an opportunity to exchange their options.

(C)	US Employee Stock Savings Plan 2008

The Directors have established a US Employee Stock Savings Plan which has been approved by the Subscriber (as the sole shareholder in the Company) and which is intended to provide for US resident employees a similar savings plan to acquire Common Shares as the sharesave plans provide for UK and Irish employees. The main difference to the sharesave plans is that the options are granted at 85 per cent of the fair market value of the shares at the date of grant and that the savings period is for only 27 months.

(D)	Share option plans

The Directors have established three share option plans, the International Share Option Plan 2008, the US Stock Option Plan 2008 and the UK Approved Share Option Plan 2008 (which have also been approved by the Subscriber (as the sole shareholder in the Company)).

Eligibility—Any employee (including an executive director) of the Group will be eligible to participate at the discretion of the Remuneration Committee.

Limit on awards—The maximum number of shares over which options may be granted to any participant in any financial year will be limited to such number of shares as have an aggregate market value four times the participant’s base salary.

Grant price—Options may be granted at an exercise price which is not less than the middle market quotation of the shares on the NYSE or London Stock Exchange dealing days (or average over the three dealing days) immediately prior to the date of grant.

Performance conditions—The plans allow for the Remuneration Committee to set any performance conditions which it considers appropriate to support the achievement of the Company’s business objectives. Any performance targets which may be set may be discussed with key shareholders as appropriate.

Grant period—Invitations for the grant of options will normally only be issued within the 42 day period following the Company’s announcement of results for any period, or there being exceptional circumstances which justify the grant of options at that time.

Leaving employment—Normally, options lapse on leaving employment. However, if a participant ceases employment with any company in the Group by reason of death, injury or disability, redundancy, retirement or on the sale of their employing company or business out of the Group, options may be exercised during a six-month period following the cessation of employment. Exercise is also allowed where the participant leaves employment for any other reason, provided that the option has been held for at least three years.

Corporate events—Options may be exercised in the event of a takeover, amalgamation, scheme of arrangement or winding-up of the Company. In the event of another company acquiring control of the Company, participants may be allowed to exchange their options for options over shares in the acquiring company and, if the transaction is an internal reorganisation, participants may only have an opportunity to exchange their options.

(E)	Provisions relating to all the new employee share plans

Relevant shares—All awards and options under the new plans will be over Common Shares which may be new issue, treasury shares or purchased by trustees in the market.

Non-executive directors—Non-executive directors are ineligible to participate in any of the new plans.

Non-pensionable benefits—All of the benefits under the new plans are non-pensionable.

Non-transferability—Options and awards will not be transferable (other than to the participant’s personal representatives in the event of his or her death).

Rights attaching to shares—Common Shares to be issued and allotted under the new plans will rank equally with all other Common Shares then in issue, but will not qualify for dividends or other rights arising by reference to a prior record date.

Variations of share capital—The number and price of options may be adjusted in the event of any variation of share capital.

Alterations to the schemes—The Board may amend the new plans provided that the prior approval of shareholders is obtained for any amendments to the advantage of participants in respect of eligibility, the limits on participation, the overall limits on the issue of Common Shares, or the transfer of treasury shares, the basis for determining a participant’s entitlement to, and the terms of, Common Shares or cash provided under the new plans and the adjustment of awards or options. However, shareholders’ approval will not be required for only minor administrative changes or any alteration to take account of any change in legislation or any alteration required to obtain or maintain favourable tax, exchange control or regulatory treatment.

Limits on the issue of shares—In any ten year period the Company may not issue under the new plans and any other employee share plan adopted by the Company, Common Shares equal to more than 10 per cent of the issued Common Share capital of the Company. In addition, the Company may not issue under the Long-Term Incentive Plan 2008 and any other discretionary employee share plan adopted by the Company, Common Shares equal to more than five per cent of the issued Common Share capital of the Company. Treasury shares will count as new issue shares for the purposes of these limits for so long as institutional investor guidelines prescribe that they need to be so counted.

Extension of the schemes overseas—The terms of each of the new plans provide the Board with the power to extend the plans to countries outside the US or the UK taking account of local tax, exchange control, or securities laws in the relevant jurisdictions. Awards under any such arrangements for overseas employees will count against the limits on the issue of Common Shares under the new plans and will not provide participants with benefits greater than those provided under those plans.

Termination—None of the new plans will be operated more than ten years after adoption without Shareholder approval, and the Remuneration Committee or the Board, as appropriate, will regularly review the operation of the new plans.

13.	Pensions

13.1	Employee pension schemes

The Group has one defined benefit plan (the “Group Scheme”) for UK based staff, which was closed to new members in 2004. All other pension arrangements consist of defined contribution plans. The SFAS 158 present value of obligations of the Group Scheme decreased by $4.2 million (2006/07: increase of $6.9 million) the largest movement being an actuarial gain of $16.6 million (2006/07: actuarial gain of $33.4 million). The market value of the Group Scheme’s assets decreased by $13.5 million (2006/07: increased by $38.0 million). As a result there was a retirement benefit deficit on the balance sheet of $5.6 million (3 February 2007: $3.7 million asset) before a related deferred tax asset of $1.6 million (3 February 2007: $1.2 million liability). The latest triennial actuarial valuation was carried out as at 5 April 2006. There was a surplus and as a result no additional contributions were required as part of a recovery plan to eliminate a deficit. The cash contribution to the Group Scheme in 2007/08 was $7.2 million (2006/07: $6.8 million), and the Group expects to contribute some $7.4 million in 2008/09.

The valuation of the Group Scheme’s assets and liabilities partly depends on assumptions based on the financial markets as well as longevity and staff retention rates. This valuation is particularly sensitive to material changes in the value of equity investments held by the Group Scheme, changes in the UK AA rated corporate bond yields which are used in the measurement of the liabilities, changes in market expectations for long term price inflation and new evidence on projected longevity rates. Funding requirements and income statement items relating to this closed Group Scheme are also influenced by these factors.

Under the Pensions Act 2004, the Pensions Regulator has powers to vary and impose funding arrangements which could be more onerous than may be agreed with or proposed to the trustees. In addition, the provisions of the Pensions Act 2004 may restrict the freedom of the Group to undertake certain re-organisation steps or to effect returns on capital or unusual dividends without the prior agreement of the Group Scheme trustees, in consultation with the Pensions Regulator. Following the closure to new entrants of the Group Scheme in 2004, a defined contribution plan was set up for new UK employees of the Group.

The US division also operates defined contribution plans in the form of the 401(k) Plan and an nonqualified deferred compensation plan.

13.2	UK executive directors’ pension schemes

The Group Finance Director is a member of the UK Group Scheme, which is a funded, HMRC registered, final salary, occupational pension scheme with a separate category of membership for directors. Pensionable salary is the member’s base salary, excluding all bonuses. The main features of the directors’ category are:

•	a normal pension age of 60;

•	pension at normal pension age of two-thirds of final pensionable salary, subject to completion of 20 years’ service;

•	life assurance cover of four times pensionable salary; and

•	spouse’s pension on death.

All UK Group Scheme benefits were, until 5 April 2006, subject to Inland Revenue limits. Where such limitation was due to the Inland Revenue earnings cap the Signet Group Funded Unapproved

Retirement Benefit Scheme (the “FURBS”) was, until April 2006, used to supplement pension benefits. This was a defined contribution arrangement. As a result of the changes to pension taxation in the UK from 6 April 2006, the Remuneration Committee agreed that pension provision through the UK Group Scheme should continue broadly as before. However, members should not benefit from a windfall gain through the removal of existing limits, and therefore a scheme specific earnings cap was maintained equivalent to the previous earnings cap, increased by RPI annually. As the tax treatment of the FURBS and the other advantages of such a funding scheme have been eroded, the Group has ceased paying contributions to the FURBS. In substitution a supplement is paid to the member on the same basis as with other elements of remuneration: on an individual basis and in accordance with the remuneration principles. After review the Remuneration Committee agreed that it was necessary to increase the supplement paid to executive directors in order to achieve the appropriate positioning within the percentile ranges forming part of the remuneration principles. The Remuneration Committee has therefore taken the first steps to redress that balance during 2007/08. The Group will not compensate members for any increase in taxation that they may face as a result of the changes and members will not be protected by the Group from the consequences of the changes in taxation, but will be provided with a cash supplement in lieu of pension accrual once members reach the lifetime allowance limit set by the new legislation if they choose to exercise this option. The UK Group Scheme does allow for the new range of flexibility in pension arrangements without additional cost or administrative burden and for example, the new flexibility on tax-free cash has been incorporated.

13.3	US executive directors’ pension schemes

In the US there are two savings vehicles by which provision for pension payments is made: the Sterling Jewelers Inc. 401(k) retirement savings plan (the “401(k) Plan”) and the Deferred Compensation Plan (the “DCP”). These are defined contribution arrangements.

In the US division the primary retirement vehicle is the US company sponsored 401(k) Plan which is a qualified plan under Federal guidelines. The company matches employee contributions to the 401(k) Plan at 25 per cent of an employee’s contribution up to a maximum of 6 per cent of an employee’s basic salary. Under Federal guidelines the 401(k) Plan contributions by senior management may be reduced based on the participation levels of lower paid employees. Consequently, in a similar way to other US companies, a supplemental plan, the DCP, has been established for senior management to assist with pre-tax retirement savings. The DCP was originally established in 1996. In response to changes in US law, the original DCP was frozen and a new DCP was adopted. The new DCP is similar to the old DCP, with changes primarily intended to comply with Section 409A of the US Internal Revenue Code of 1986, as amended, including that it imposes additional restrictions on the timing of elections and distributions as required by law. The DCPs are unfunded nonqualified plans under Federal guidelines and therefore considered to be an important savings vehicle in addition to the 401(k) Plan. The employer makes a matched contribution to the DCP equal to 50 per cent of an employee’s contribution up to a maximum of 10 per cent of the individual’s basic salary and bonus. The Group Chief Executive has pension benefits provided via the 401(k) Plan and the DCP. The DCP rules allow for individual contractual matching arrangements without any effect to its tax beneficial status and at present the only contractual contribution matching arrangement is with the Group Chief Executive which provides for a contribution equal to 20 per cent of basic salary without any deferral being required. The Chief Executive of the US division is a member of the 401(k) Plan and the DCP. The DCP provides a contribution on a matched basis equal to 50 per cent of the maximum of 10 per cent of base salary and bonus.

14.	Significant Shareholders

As at 4 September (being the latest practicable date prior to the publication of this document), insofar as is known to the Company, the name of each person who, directly or indirectly, is interested in five per cent or more of the ordinary share capital of Signet (and would accordingly, all other things remaining equal, be directly or indirectly, interested in five per cent or more of the ordinary share capital of the Company upon the Scheme becoming effective), and the amount of such person’s interest, is as follows:

Name of shareholder	Number of Common Shares	Percentage of issued share capital
Harris Associates L.P.	286,972,505	16.83%
The Capital Group Companies, Inc.	134,301,453	7.87%
Artisan Partners Limited Partnership	103,705,112	6.08%
Sprucegrove Investment Management Ltd	87,817,717	5.15%

Save as disclosed in Section 8 above or in this Section 14, the Directors are not aware of any interest which will represent an interest in the Company’s share capital or voting rights which is notifiable under the Disclosure and Transparency Rules following the Scheme becoming effective and LSE Admission occurring.

So far as the Company is aware, on the Scheme becoming effective, no person or persons, directly or indirectly, jointly or severally, will exercise or could exercise control over the Company.

There are no differences between the voting rights enjoyed by the shareholders described in this Section 14 above and those enjoyed by any other holder of the Company’s Common Shares.

There are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

15.	No Significant Change

There has been no significant change in the financial or trading position of Signet since 2 August 2008, being the date to which the latest interim financial information has been published (see Part XI “Interim Financial Information of the Group for the 26 week period ended 2 August 2008”).

16.	Related Party Transactions

Save as disclosed in the Historical Financial Information, there were no related party transactions entered into by Signet during the financial years ended 2 February 2008, 3 February 2007 and 28 January 2006.

17.	Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Group is a party, for the two years immediately preceding the date of publication of this document and a summary of any other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the Group which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Company/Group as at the date of this document:

17.1	Depositary Agreement

A Depositary Agreement dated 3 September 2008 (the “Depositary Agreement”) between the Company and Capita IRG Trustees under which the Company, subject to and conditional upon the Scheme becoming effective, appoints Capita IRG Trustees to constitute and issue from time to time, upon the terms of the trust deed poll executed by Capita IRG Trustees on or about the date of the Depositary Agreement (the “Deed Poll”), a series of uncertificated depositary interests (“Depositary Interests”) representing securities issued by the Company and to provide certain other services in connection with such Depositary Interests with a view to facilitating the indirect holding by participants in CREST. Capita IRG Trustees agrees that it will comply, and will procure certain other persons to comply, with the terms of the Deed Poll and that it and they will perform their obligations in good faith and with all reasonable skill, diligence and care. Capita IRG Trustees assumes certain specific obligations including, for example, to arrange for the Depositary Interests to be admitted to CREST as participating securities and to provide copies of and access to, the register of Depositary Interests. Capita IRG Trustees warrants that it is an authorised person under FSMA and is duly authorised to carry out custodial and other activities under the Deed Poll. It also undertakes to maintain that status and authorisation. It will either itself or through its appointed custodian as bare trustee hold the deposited property (which includes, inter alia, the securities represented by the Depositary Interests) for the benefit of the holders of the Depositary Interests as tenants in common, subject to the terms of the Deed Poll. The Company agrees to provide such assistance, information and documentation to Capita IRG Trustees as is reasonably required by Capita IRG Trustees for the purposes of performing its duties, responsibilities and obligations under the Deed Poll and the Depositary Agreement. In particular, the Company is to supply Capita IRG Trustees with all documents it sends to its shareholders so that Capita IRG Trustees can distribute the same to all holders of Depositary Interests. The agreement sets out the procedures to be followed where the Company is to pay or make a dividend or other distribution and in respect of voting at general or other meetings. Each party is to indemnify the other, and each of its subsidiaries and subsidiary undertakings, against claims made against any of them by any holder of Depositary Interests or any person having any direct or indirect interest in any such Depositary Interests or the underlying securities which arises out of any breach or alleged breach of the terms of the Deed Poll or any trust declared or arising thereunder. The aggregate liability of the Depositary is limited to the lesser of £1,000,000 and an amount equal to ten times the total annual fee payable to the Depositary under the Depositary Agreement. The agreement is to remain in force for as long as the Deed Poll remains in force. The Company may terminate the appointment of Capita IRG Trustees if an Event of Default (as defined in the Depositary Agreement) occurs in relation to Capita IRG Trustees or if it commits an irremediable material breach of the agreement or the Deed Poll or any other material breach which is not remedied within 30 days. Capita IRG Trustees has the same termination rights in respect of Events of Default (as defined in the Depositary Agreement) occurring or any breach by the Company. Either of the parties may terminate Capita IRG Trustees’ appointment by giving not less than 45 days’ written notice. If the appointment is terminated on an Event of Default (as defined in the Depositary Agreement) or breach, Capita IRG Trustees must within 14 days serve notice to terminate the Deed Poll to all holders of Depositary Interests. Capita IRG Trustees is to ensure that any custodian and any person who maintains the register of Depositary Interests is a member of its group and may not subcontract or delegate its obligations under the Deed Poll to a company that is not a member of the same group without the Company’s consent. The Company is to pay certain fees and charges including, inter alia, an annual fee, a fee based on the number of Depositary Interests per year and certain CREST related fees. Capita IRG Trustees is also entitled to recover reasonable out of pocket fees and expenses.

17.2	Note Purchase Agreement

On 30 March 2006 Signet entered into a US private placement note term series purchase agreement (“Note Purchase Agreement”) which was funded largely from US insurance sector institutional investors in the form of fixed rate investor certificate notes (“Notes”). These Notes represent 7, 10 or 12 year maturities, with Series (A) $100 million 5.95 per cent due 2013; Series (B) $150 million 6.11 per cent due 2016 and Series (C) $130 million 6.26 per cent due 2018. The aggregate issuance was $380 million and the funding date was 23 May 2006. The proceeds from this debt issuance were used to refinance the maturing securitisation programme of $251.0 million which ended in November 2006 and for general corporate purposes. The Notes rank pari passu with the Group’s other senior unsecured debt. The principal financial covenants on this Note Purchase Agreement are as follows:

1.	the ratio of consolidated net debt to consolidated EBITDA (Earning Before Interest, Tax, Depreciation and Amortisation) shall not exceed 3:1;

2.	consolidated net worth (total net assets) shall not fall below £400 million; and

3.	the ratio of EBITARR (Earnings Before Interest, Tax, Amortisation, Rents, Rates and Operating Lease Expenditure) to consolidated net interest expenditure plus rents, rates and operating lease expenditure shall be equal to or greater than 1.4:1.

17.3	Asset backed variable funding note conduit securitisation facility

In October 2007 the Group entered into a 364 day $200m series 2007 asset backed variable funding note conduit securitisation facility for general corporate purposes. Under this securitisation, interests in the US receivables portfolio are sold to Bryant Park, a conduit administered by HSBC Securities (USA) Inc. This facility has not been utilised.

17.4	Facility Agreement

On 26 June 2008 Signet entered into a $520 million unsecured multi-currency five year revolving credit facility agreement (the “Facility Agreement”). The Facility Agreement replaced a similar $390 million facility that had been entered into on 28 September 2004. Under the Facility Agreement, a syndicate of banks made facilities available to the Group in the form of multi-currency cash advances and sterling acceptance credits on, inter alia, the following terms:

•

the Facility Agreement bears a maximum margin of 1.75 per cent above LIBOR, though the margin may be lower dependent upon the performance of the Group. Since the commencement of the facility the margin has been 1.20 per cent above LIBOR; and

•	the Facility Agreement is guaranteed by the Group’s principal holding and operating subsidiaries.

The continued availability of the Facility Agreement is conditional upon the Group achieving certain financial performance criteria that are identical to those applicable to the Note Purchase Agreement (see above). It also has certain provisions which are customary for this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 2 February 2008 and 9 April 2008 the amount outstanding under the previous facility agreement was $nil.

18.	Taxation

The following are brief and general summaries of the United Kingdom and United States taxation treatment of holding and disposing of Common Shares. The summaries are based on existing law, including statutes, regulations, administrative rulings and court decisions, and what is understood to be current HMRC and IRS practice, all as in effect on the date of this document. Future legislative, judicial or administrative changes or interpretations could alter or modify statements and conclusions set forth below, and these changes or interpretations could be retroactive and could affect the tax consequences of holding and disposing of Common Shares. The summaries do not consider the consequences of holding and disposing of Common Shares under tax laws of countries other than the United Kingdom, the United States (or any US laws other than those pertaining to income tax) and Bermuda, nor do the summaries consider any alternative minimum tax or state or local consequences of holding and disposing of Common Shares.

The summaries provide general guidance to persons resident, ordinarily resident and domiciled for tax purposes in the UK who hold Common Shares as an investment, and to US holders (as defined below) who hold Common Shares as capital assets (within the meaning of section 1221 of the US Internal Revenue Code), and not to any holders who are taxable in the UK on a remittance basis or who are subject to special tax rules, such as banks, financial institutions, broker-dealers, persons subject to mark-to-market treatment, UK resident individuals who hold their Common Shares under a personal equity plan, persons that hold their Common Shares as a position in part of a straddle, conversion transaction, constructive sale or other integrated investment, US holders whose “functional currency” is not the US dollar, persons who received their Common Shares by exercising employee stock options or otherwise as compensation, persons who have acquired their Common Shares by virtue of any office or employment, S corporations or other pass-through entities (or investors in S corporations or other pass-through entities), mutual funds, insurance companies, exempt organisations, US holders subject to the alternative minimum tax, certain expatriates or former long term residents of the US, and US holders that directly or by attribution hold 10 per cent or more of the voting power of the Company’s stock.

The summaries are not intended to provide specific advice and no action should be taken or omitted to be taken in reliance upon it. If you are in any doubt about your taxation position, or if you are ordinarily resident or domiciled outside the United Kingdom or resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom or the United States, you should consult your own professional advisers immediately.

The Company is incorporated in Bermuda. The Directors intend to conduct the Company’s affairs such that, based on current law and practice of the relevant tax authorities, the Company will not become resident for tax purposes in any other territory. This paragraph 18 is written on the basis that the Company does not become resident in a territory other than Bermuda.

18.1	UK Taxation

18.1.1	Chargeable Gains

A disposal of Common Shares may, depending on individual circumstances (including the availability of exemptions or allowable losses), give rise to a liability to (or an allowable loss for the purposes of) UK taxation of chargeable gains.

Any chargeable gain or allowable loss on a disposal of the Common Shares should be calculated taking into account the allowable cost to the holder of acquiring his Common Shares. In the case of corporate shareholders, to this should be added, when calculating a chargeable gain but not an allowable loss, indexation allowance on the allowable cost. Non-corporate shareholders should note that, under the Finance Act 2008, non-corporates are not entitled to indexation allowance or taper relief in respect of disposals occurring on or after 6 April 2008. The Finance Act 2008 also introduces a single capital gains tax of 18 per cent for non-corporate shareholders in respect of any chargeable gain arising on disposals on or after 6 April 2008. These changes do not affect shareholders within the charge to UK corporation tax on chargeable gains.

Individuals who hold their Common Shares within an ISA and are entitled to ISA-related tax reliefs in respect of the same will generally not be subject to UK taxation of chargeable gains in respect of any gain arising on a disposal of Common Shares.

18.1.2	Taxation of dividends on Common Shares

Under current UK law and practice, UK withholding tax is not imposed on dividends.

A UK resident shareholder or a holder of Common Shares who carries on a trade, profession or vocation wholly or partly in the United Kingdom (provided that in the latter case, the Common Shares are held in connection with that part of a trade carried on in the UK) will generally, depending upon the holder’s particular circumstances, be subject to UK income tax or corporation tax (as the case may be), on any dividends paid by the Company on the Common Shares.

Shareholders within the charge to corporation tax will be liable to tax on the dividend income (up to the maximum rate of 28 per cent for 2008-2009). The UK government is however currently considering the tax treatment of portfolio dividends received by UK tax resident companies with a view to achieving parity of treatment between UK and foreign portfolio dividends.

A UK resident individual shareholder who is liable to UK income tax at no more than the basic rate will be liable to income tax on the dividend income at the dividend ordinary rate (which should be 10 per cent in 2008-2009). A UK resident individual shareholder who is liable to UK income tax at the higher rate will be subject to income tax on the dividend income at the dividend upper rate (which should be 32.5 per cent in 2008-2009). However, under the Finance Act 2008, with effect from the current year (2008-2009), individuals in receipt of dividends from the Company, if they own less than a 10 per cent shareholding in the Company, will be entitled to the same non-payable dividend tax credit as individuals in receipt of UK dividends (currently at the rate of 1/9th of the cash dividend paid (or 10 per cent of the aggregate of the net dividend and related tax credit)). Assuming that there is no withholding tax imposed on the dividend (as to which see Section 18.3 of this Part XII), the individual is treated as receiving for UK tax purposes gross income equal to the cash dividend plus the tax credit. The tax credit is set against the individual’s tax liability on that gross income. The result is that a UK resident individual shareholder who is liable to UK income tax at no more than the basic rate will have no further UK income tax to pay on a Company dividend. A UK resident individual shareholder who is liable to UK income tax at the higher rate will have further UK income tax to pay of 22.5 per cent of the dividend plus the related tax credit (or 25 per cent of the cash dividend, assuming that there is no withholding tax imposed on that dividend). For example, a dividend of £80 (without any withholding tax imposed) will carry a tax credit of £8.89. The income tax payable by a higher rate taxpayer would be 32.5 per cent of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax liability of £20.

The UK Government has announced proposals (which are intended to take effect from April 2009) to extend the availability of the tax credits to individuals who own 10 per cent or more of the issued share capital in distributing non-UK companies. The availability of this tax credit will be subject to a company paying the dividend satisfying certain conditions and it is possible that the Company will fail to meet those conditions.

Individual shareholders who hold their Common Shares in an ISA and are entitled to ISA-related tax reliefs in respect of the same will not be taxed on the dividends from those Common Shares but are not entitled to recover from HMRC the tax credit on such dividends.

18.1.3	Stamp duty/stamp duty reserve tax (“SDRT”)

In practice, stamp duty should generally not need to be paid on an instrument transferring Common Shares. No SDRT will generally be payable in respect of any agreement to transfer Common Shares or Depositary Interests. The statements in this paragraph summarise the current position on stamp duty and SDRT and are intended as a general guide only. They assume that the Company will not be UK managed and controlled and that the Common Shares will not be registered in a register kept in the UK by or on behalf of the UK. The Company has confirmed that it does not intend to keep such a register in the UK.

18.2	US Taxation

As used in this discussion, the term “US holder” means a beneficial owner of Common Shares who is for US federal income tax purposes: (i) an individual US citizen or resident; (ii) a corporation, or entity treated as a corporation, created or organised in or under the laws of the United States; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if either: (a) a court within the US is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust; or (b) the trust has a valid election in effect to be treated as a US resident for US federal income tax purposes.

If a partnership (or other entity classified as a partnership for US federal tax income purposes) holds Common Shares, the US federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships, and partners in partnerships, holding Common Shares are encouraged to consult their tax advisers.

*****

INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DOCUMENT IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY HOLDERS FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

*****

18.2.1	Dividends and other distributions upon Common Shares

Distributions made with respect to Common Shares will generally be includable in the income of a US holder as ordinary dividend income, to the extent paid out of current or accumulated earnings and profits of the Company as determined in accordance with US federal income tax principles. The amount of such dividends will generally be treated as foreign-source dividend income, or, if 50 per cent or more of the Company’s shares are directly or indirectly owned by US persons, which could be more likely as a result of the NYSE Admission, partly as US-source and partly as foreign-source dividend income in proportion to the earnings from which they are considered paid. Dividend income received from the Company will not be eligible for the “dividends received deduction” generally allowed to US corporations under the US Code. Subject to applicable limitations, including a requirement that the Common Shares be listed for trading on the NYSE, the NASDAQ Stock Market, or another qualifying US exchange, dividends with respect to Common Shares so listed that are paid to non-corporate US holders in taxable years beginning before 1 January 2011 will generally be taxable at a maximum tax rate of 15 per cent.

18.2.2	Sale or exchange of Common Shares

Gain or loss realised by a US holder on the sale or exchange of Common Shares generally will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the Common Shares and the amount realised on the disposition. Such gain or loss will be long term capital gain or loss if the US holder held the Common Shares for more than one year. Gain or loss, if any, will generally be US source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

18.2.3	Information reporting and backup withholding

Payments of dividends on, and proceeds from a sale or other disposition of, Common Shares, may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28 per cent of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a US holder under the backup withholding rules are not additional tax and should be allowed as a refund or credit against the US holder’s US federal income tax liability, provided the required information is timely furnished to the IRS.

18.2.4	Passive foreign investment company status

A non-US corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75 per cent of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50 per cent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. For the purposes of these rules, a non US corporation is considered to hold and receive directly the assets and income of any other corporation of whose stock it owns at least 25 per cent by value. Consequently, the Company’s classification under the PFIC rules will depend primarily upon the composition of Signet’s assets and income.

If the Company is characterised as a PFIC, US holders would suffer adverse tax consequences, and US federal income tax consequences different from those described above may apply. These consequences may include having gains realised on the disposition of Common Shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on certain distributions and on the proceeds of the sale or other disposition of Common Shares. The Company believes that it is not a PFIC and that it will not be a PFIC for the foreseeable future. However, since the tests for PFIC status depend upon facts not entirely within a company’s control, such as the amounts and types of its income and values of its assets, no assurance can be provided that the Company will not become a PFIC. US holders should consult their own tax advisers regarding the potential application of the PFIC rules to the Common Shares.

18.3	Bermuda Taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by its shareholders in respect of its shares. The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until 28 March 2016, be applicable to it or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by it in respect of real property owned or leased by it in Bermuda.

19.	Litigation

Subject to the matters disclosed below, there are no and have not, since the date 12 months prior to the date of the document, been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had in the recent past, significant effects on the Group’s financial position or profitability and the Group is not currently engaged (whether as claimant or respondent) in any material litigation and there are no material claims against the Company, save in March 2008 a class lawsuit for an unspecified amount was filed against Sterling Jewelers Inc., a subsidiary of Signet, in the New York federal court. The lawsuit alleges that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

20.	Property, Plant and Equipment

No single tangible fixed asset (including property, plant and equipment) accounts for more than 10 per cent of the Group’s net turnover or production.

However, the Group currently owns or rents the following:

(a)	1,973 stores in the UK and the US;

(b)	a 340,000 square foot leased head office and distribution facility in Akron, Ohio on a 25 year lease entered into on 2 February 2007;

(c)	an 86,000 square foot leased office building next door to the head office on a 25 year lease entered into on 1 January 2007; and

(d)	a 19,000 square foot repair centre is owned by the Group.

21.	Depositary Interests and Terms of the Deed Poll

It is proposed that, with effect from the Admissions, Common Shares may be delivered, held and settled in CREST by means of the creation of dematerialised depositary interests representing such Common Shares. Pursuant to a method proposed by Euroclear under which transactions in international securities may be settled through the CREST system, Capita IRG Trustees, a subsidiary of Capita Registrars, will issue dematerialised depositary interests representing entitlements to Common Shares, known as Depositary Interests. The Depositary Interests will be independent securities constituted under English law which may be held and transferred through the CREST system.

If a Depositary Interest Holder wishes to withdraw the underlying Common Shares from the Depositary Interest arrangements and to hold and deal in Common Shares in book entry form in the US, Capita Registrars (+44 (0) 871 664 0300) will provide the required form of authorisation and explain the procedure involved.

The Depositary Interests will be created pursuant to and issued on the terms of the Deed Poll executed by Capita IRG Trustees in favour of the holders of the Depositary Interests from time to time.

Prospective holders of Depositary Interests should note that they will have no contractual rights in respect of the underlying Common Shares or the Depositary Interests representing them against Euroclear or its subsidiaries.

Common Shares will be transferred to an account of Capita IRG Trustees or its nominated custodian and Capita IRG Trustees will issue Depositary Interests to participating members.

Each Depositary Interest will be treated as one Common Share for the purposes of determining, for example, eligibility for any dividends. Capita IRG Trustees will pass on to holders of Depositary Interests any stock or cash benefits received by it as holder of the Common Shares on trust for such Depositary Interest Holder. Depositary Interest Holders will also be able to receive notices of meetings of holders of Common Shares and other notices issued by the Company to its shareholders.

The Depositary Interests will have the same security code (ISIN) as the underlying Common Shares being BMG812761002 and will not require a separate listing on the Official List.

The Deed Poll is available for inspection as set out in Section 25 of this Part XII. In summary the Deed Poll contains, inter alia, provisions to the following effect:

(a)	The Depositary will hold (itself or through its nominated custodian) as bare trustee, the underlying securities issued by the Company and all and any rights and other securities, property and cash attributable to the underlying securities pertaining to the Depositary Interests for the benefit of the holders of the relevant Depositary Interests.

(b)	Holders of Depositary Interests warrant, inter alia, that the securities in the Company transferred or issued to the Custodian on behalf of the Depositary/Custodian are free and clear of all liens, charges, encumbrances or third party interests and that such transfers or issues are not in contravention of the Company’s constitutional documents or any contractual obligation, law or regulation.

(c)	The Depositary and any Custodian must pass on to Depositary Interest Holders and, so far as they are reasonably able, exercise on behalf of Depositary Interest Holders all rights and entitlements received or to which they are entitled in respect of the underlying securities which are capable of being passed on or exercised. Rights and entitlements to cash distributions, to information, to make choices and elections and to call for, attend and vote at meetings shall, subject to the Deed Poll, be passed on in the form in which they are received together with amendments and additional documentation necessary to effect such passing-on, or, as the case may be, exercised in accordance with the Deed Poll.

(d)	The Depositary will be entitled to cancel Depositary Interests and withdraw the underlying securities in certain circumstances including where a Depositary Interest Holder has failed to perform any obligation under the Deed Poll or any other agreement or instrument with respect to the Depositary Interests.

(e)	The Deed Poll contains provisions excluding and limiting the Depositary’s liability. For example, the Depositary shall not be liable to any Depositary Interest Holder or any other person for liabilities in connection with the performance or non-performance of obligations under the Deed Poll or otherwise except as may result from its negligence or wilful default or fraud or that of any person for whom it is vicariously liable, provided that the Depositary shall not be liable for the negligence, wilful default or fraud of any Custodian or agent which is not a member of its group unless it has failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent. Furthermore, the Depositary’s liability to a Depositary Interest Holder will be limited to the lesser of:

(i)	the value of the shares and other deposited property properly attributable to the Depositary Interests to which the liability relates; and

(ii)	that proportion of £10 million which corresponds to the portion which the amount the Depositary would otherwise be liable to pay to the Depositary Interest Holder bears to the aggregate of the amounts the Depositary would otherwise be liable to pay to all such holders in respect of the same act, omission or event or, if there are no such amounts, £10 million.

(f)	The Depositary is entitled to charge Depositary Interest Holders fees and expenses for the provision of its services under the Deed Poll.

(g)

Each holder of Depositary Interests is liable to indemnify the Depositary and any Custodian (and their agents, officers and employees) against all liabilities arising from or incurred in connection with, or arising from any act related to, the Deed Poll so far as they relate to the property held for the account of Depositary Interests held by that holder, other than those resulting from the wilful default, negligence or fraud of the Depositary, or the Custodian or any agent if such Custodian or agent is a member of the Depositary’s group or if, not being a member of the same group, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent.

(h)	The Depositary may terminate the Deed Poll by giving not less than 30 days’ notice. During such notice period holders may cancel their Depositary Interests and withdraw their deposited property and, if any Depositary Interests remain outstanding after termination, the Depositary must, among other things, deliver the deposited property in respect of the Depositary Interests to the relevant Depositary Interest Holders or, at its discretion sell all or part of such deposited property. It shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums due to the Depositary, together with any other cash held by it under the Deed Poll pro rata to holders of Depositary Interests in respect of their Depositary Interests.

(i)	The Depositary or the Custodian may require from any holder information as to the capacity in which Depositary Interests are owned or held and the identity of any other person with any interest of any kind in such Depositary Interests or the underlying securities in the Company and holders are bound to provide such information requested. Furthermore, to the extent that, inter alia, the Company’s constitutional documents require disclosure to the Company of, or limitations in relation to, beneficial or other ownership of, or interests of any kind whatsoever, in the Company’s securities, the holders of Depositary Interests are to comply with such provisions and with the Company’s instructions with respect thereto.

It should also be noted that holders of Depositary Interests may not have the opportunity to exercise all of the rights and entitlements available to holders of Common Shares including, for example, the ability to vote on a show of hands. In relation to voting, it will be important for Depositary Interest Holders to give prompt instructions to the Depositary or its nominated Custodian, in accordance with any voting arrangements made available to them, to vote the underlying shares on their behalf or, to the extent possible, to take advantage of any arrangements enabling holders of Depositary Interests to vote such shares as a proxy of the Depositary or its nominated Custodian.

The Depositary Agreement under which the Company has appointed Capita IRG Trustees to provide the Depositary Interest arrangements is summarised above in Section 17 of this Part XII.

22.	Auditors

KPMG Audit plc, a member firm of the Institute of Chartered Accountants in England and Wales, is the Company’s auditor, and the auditor of the Group, and audited the accounts of the Group for the financial years ended 2 February 2008, 3 February 2007 and 28 January 2006.

23.	Consents

KPMG Audit plc has given and not withdrawn its written consent to the inclusion in this document of its report in the form and context in which it appears as set out in Part X of this document and has authorised the contents of that report for the purposes of Prospectus Rule 5.5.3R(2)(f).

Lazard has given and not withdrawn its written consent to the inclusion in this document of its name and references thereto in the forms and contexts in which they appear.

24.	General

Neither the Company nor Signet is currently subject to any mandatory takeover bids.

Nether the Company nor Signet has been the subject of any public takeover bids in respect of the Company’s or Signet Group’s equity during the last financial year and the current financial year.

The total costs and expenses (exclusive of VAT) payable by the Group in connection with the Scheme and the Admissions are estimated to be approximately $10.5 million. Given the inter relationship between the Scheme and the Admissions, it is not practicable to separate costs attributable solely to the Scheme and to the Admissions. There are no amounts payable to financial intermediaries.

25.	Documents Available for Inspection

Copies of the following documents will be available for inspection at the Company’s registered office, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda, Signet’s registered office, 15 Golden

Square, London, W1F 9JG and the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during normal business hours on Monday to Friday each week (public holidays excepted) for a period from and including the date of publication of this document until the date of the LSE Admission:

•	the Company’s memorandum of association and the Bye-laws;

•	Signet’s memorandum and articles of association;

•	the consent letters referred to in Section 23 in this Part XII;

•	the audited accounts of Signet for the financial years ended 2 February 2008, 3 February 2007 and 28 January 2006;

•	the KPMG Audit plc report set out in Part X of this document;

•	the Scheme Circular;

•	this document;

•	the rules of the Share Plans and the rules of the Signet Share Plans; and

•	the Deed Poll.

This document is dated 5 September 2008

PART XIII

DEFINITIONS

The following definitions shall apply throughout this document—excluding Part X “Accountant’s Reports and Financial Information” and Part XI “Interim Financial Information of the Group for the 26 week period ended 2 August 2008”—unless the context requires otherwise:

“401(k) Plan”	the 401(k) retirement savings plan operated by Sterling Jewelers Inc., a subsidiary in the Group;

“Accountant’s Report”	the report prepared by KPMG Audit plc set out in Part X of this document;

“ACE”	a training system developed by the Group’s UK division called the “Amazing Customer Experience”;

“Admission and Disclosure Standards”	the requirements contained in the publication “Admission and Disclosure Standards” dated July 2005 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s main market for listed securities;

“Admissions”	the LSE Admission and the NYSE Admission;

“ADS Depositary”	Deutsche Bank Trust Company Americas;

“APB”	Accounting Principles Board;

“Audit Committee”	the audit committee established by the Board to monitor financial risks in the Company’s businesses, as described in Section 4 of Part VII “Directors, Senior Management and Corporate Governance”;

“Bermuda Companies Act”	The Companies Act 1981 of Bermuda, as amended;

“Board”	the board of directors of the Company;

“business day”	a day (excluding Saturday, Sunday and public holidays) on which banks generally are open for business in the City of London for the transaction of normal banking business;

“Bye-laws”	the bye-laws of the Company to be adopted immediately following the Scheme becoming effective;

“Capita IRG Trustees”	Capita IRG Trustees Limited;

“Capita Registrars”	Capita Registrars (a trading name of Capita Registrars Limited), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU;

“Capital Reduction”	the proposed reduction of share capital of Signet provided for by the Scheme;

“Chairman”	Sir Malcolm Williamson;

“Combined Code”	the Combined Code on Corporate Governance;

“Committees”	the Audit Committee, the Remuneration Committee and the Nomination and Corporate Governance Committee;

“Common Shareholders”	persons registered in the Company’s register of members as holders of Common Shares;

“Common Shares”	the common shares of par value US$0.009 each in the capital of the Company or, following the Share Capital Consolidation, the common shares of par value US$0.18 each in the capital of the Company, as the context requires;

“Companies Act”	the Companies Act 2006 (to the extent it is in force at the date of publication of this document);

“Company”	Signet Jewelers Limited, a company registered in Bermuda with registered number 42069;

“Council”	the Council for Responsible Jewellery Practices;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting or meetings of the holders of the Scheme Shares to be convened by order of the Court pursuant to Part 26 of the Companies Act to consider and, if thought fit, approve the Scheme, including any adjournment of such meeting;

“Court Orders”	the Scheme Court Order and the Reduction Court Order;

“CREST”	the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the CREST Regulations;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755) (as amended from time to time);

“CREST Transfer Form”	the form of stock transfer in use from time to time within CREST for a transfer of a certificated unit of a participating security to a CREST member to be held by a CREST member in uncerificated form;

“Custodian”	any custodian or custodians or any nominee of any such custodian as may from time to time be appointed by the Depositary under the terms of the Deed Poll;

“DCP”	the deferred compensation plan operated by the Group;

“Deed Poll”	a deed poll documenting the trust relationship by which the Depositary will hold the Common Shares on trust for the holders of Depositary Interests;

“Deposit Agreement”	the amended and restated deposit agreement dated 23 September 2004, as amended and restated on 14 October 2004, between Signet, the ADS Depositary and Signet ADS holders, containing the terms applicable to the Signet ADSs;

“Depositary”	Capita IRG Trustees Limited;

“Depositary Interest Holders”	holders of Depositary Interests;

“Depositary Interests”	the dematerialised depositary interests issued in respect of Common Shares in uncertificated form by the Depositary in the manner described under “Additional Information—CREST, Depositary Interests and the Deed Poll”, title to which is evidence by entry on the Depositary Interest register maintained by the Depositary;

“Depositary Nominee”	Capita IRG Trustees Nominees Limited;

“Directors”	the directors of the Company whose names appear in Section 1 of Part VII of this document;

“Disclosure and Transparency Rules”	the disclosure and transparency rules of the FSA;

“dollars”, “US dollars”, “$”, “cents” and “c”	the lawful currency of the United States of America;

“DTC”	the Diamond Trading Company, a subsidiary of De Beers Consolidated Mines Limited;

“EBITARR”	earnings before interest, tax, amortisation, rents, rates and operating lease expenditure;

“EBITDA”	earnings before interest, tax, depreciation and amortisation;

“EEA State”	a state which is a contracting party to the agreement on the European Economic Area signed on 2 May 1992, as it has effect for the time being;

“EITF”	Emerging Issues Task Force;

“EPOS”	electronic point of sale;

“Ernest Jones”	the Group’s UK jewellery stores trading under the name Ernest Jones;

“€”	the single currency of the member states of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Communities relating to Economic and Monetary Union;

“Euroclear”	Euroclear UK & Ireland Limited, the operator of CREST;

“Exchange Agent”	American Stock Transfer & Trust Company;

“Facility Agreement”	A $520 million unsecured multi-currency five year revolving credit facility agreement entered into by the Group on 26 June 2008;

“FASB”	Financial Accounting Standards Board;

“FIN”	FASB interpretation;

“First Court Hearing”	the hearing of the Court for the sanction of the Scheme;

“FSA”	the Financial Services Authority acting in its capacity as the competent authority for listing in the UK for the purposes of Part VI of FSMA;

“FSMA”	the Financial Services and Markets Act 2000 (as amended);

“FTSE 250”	the capitalisation-weighted index of 250 companies on the London Stock Exchange being the 101st to 350th largest companies with listings on the exchange;

“General Meeting”	the general meeting of Signet held on 19 August 2008 in order to pass certain resolutions necessary to give effect to the Scheme;

“Group”	Signet (or, following the Scheme becoming effective, the Company) and its subsidiaries (as defined in the Bermuda Companies Act), as the context requires;

“Group Chief Executive”	Terry Burman;

“Group Finance Director”	Walker Boyd;

“Group Scheme”	the defined benefit plan operated by the Group for UK based staff;

“H.Samuel”	the Group’s UK jewellery stores trading under the name H.Samuel;

“Historical Financial Information”	the US GAAP Historical Financial Information for the Group set out in Part X of this document;

“HMRC”	Her Majesty’s Revenue & Customs;

“IFRS”	International Financial Reporting Standards as issued by the International Accounting Standards Board;

“ISA”	an individual savings account in the UK;

“Jared”	the US destination superstores operated by the Group trading as Jared The Galleria Of Jewelry;

“Kay”	the US mall stores operated by the Group trading as Kay Jewelers;

“Lazard”	Lazard & Co., Limited;

“Leslie Davis”	the Group’s UK jewellery stores trading under the name Leslie Davis;

“LIBOR”	the London interbank offered rate;

“Listing Rules”	the listing rules made by the UKLA pursuant to Part VI of FSMA;

“Listing, Prospectus, Disclosure and Transparency Rules”	the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules;

“London Stock Exchange” or “LSE”	London Stock Exchange plc;

“LSE Admission”	admission of the Common Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;

“LTIP”	the 2005 Long-Term Incentive Plan;

“Marks & Morgan”	the chain of US regional stores operated by the Group trading as Marks & Morgan;

“Model Code”	the Model Code published by the UKLA at Annex 1 of Listing Rule 9 of the Listing Rules;

“Net Debt”	cash and cash equivalents, less borrowings falling due within one year and borrowings falling due in more than one year;

“New Signet Group”	the Company prior to the Scheme Effective Date and the Group, including all of its subsidiaries (as defined in the Bermuda Companies Act), after the Scheme Effective Date, as the context requires;

“New Signet Shares”	the ordinary shares of $0.009 each in the capital of Signet to be issued credited as fully paid to the Company in accordance with the terms of the Scheme;

“New York Stock Exchange” or “NYSE”	New York Stock Exchange LLC;

“NYSE Admission”	admission of the Common Shares to trading on the New York Stock Exchange;

“Nomination and Corporate Governance Committee”	the director nomination and corporate governance committee established by the Board to consider and make recommendations to the Board concerning the composition of the Board and its compliance with corporate governance practice as described in Section 4 of Part VII “Directors, Senior Management and Corporate Governance”;

“Note Purchase Agreement”	a US private placement note term series purchase agreement entered into by the Group on 30 March 2006;

“Notes”	fixed rate investor certificate notes;

“OECD”	the Organisation for Economic Cooperation and Development;

“Official List”	the official list maintained by the UKLA pursuant to Part VI of FSMA;

“Overseas Shareholder”	Signet Shareholders or Common Shareholders resident in, or citizens or nationals of, or who have a registered address in, jurisdictions other than the United Kingdom or the United States, as the context requires;

“Panel”	the Panel on Takeover and Mergers;

“Payment Notice”	a notice given by the Board to a Shareholder if, after the payment due date, the whole or any part of any call or instalment remains unpaid, requiring him to pay the amount due, together with accrued interest;

“Pensions Regulator”	the regulatory body for work-based pension schemes in the UK;

“pounds”, “pounds sterling”, “sterling”, “£”, “pence”, and “p”	the lawful currency of the United Kingdom;

“Proposal”	the proposed Scheme of Arrangement, the Share Capital Consolidation, the delisting of the Signet Shares from the Official List, the cancellation of the existing quotation of Signet ADSs on the NYSE and the listing of the Signet Jewelers Limited Shares on the NYSE and the Official List;

“Prospectus”	this document;

“Prospectus Rules”	the prospectus rules made by the FSA under Part VI of FSMA;

“Reduction Court Order”	the order of the Court confirming the Capital Reduction;

“Reduction Record Time”	6.00 p.m. on the business day immediately prior to the date of the Second Court Hearing;

“Registrar”	the Registrar of Companies in England and Wales;

“Registrars”	Capita Registrars (Jersey) Limited, 12 Castle Street, St. Helier, Jersey JE2 3RT;

“Remuneration Committee”	the remuneration committee established by the Board to consider and make recommendations to the Board as to the remuneration of Company’s directors and senior executives, as described in Section 4 of Part VII “Directors, Senior Management and Corporate Governance”;

“Reuters”	Thomson Reuters PLC;

“Risk Management Committee”	the risk management committee established by the Board to monitor and control risks in the Company’s businesses;

“ROCE”	return on capital employed calculated as operating profit divided by quarterly average capital employed excluding goodwill;

“SAYE”	save as you earn;

“Scheme” or “Scheme of Arrangement”	the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Signet and the holders of Scheme Shares as set out in Part V of the Scheme Circular, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Signet and the Company;

“Scheme Circular”	the circular sent to Signet Shareholders and Signet ADS holders dated 24 July 2008;

“Scheme Court Order”	the order of the Court sanctioning the Scheme under section 899 of the Companies Act;

“Scheme Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Scheme Record Time”	5.00 pm. on the business day immediately preceding the Scheme Effective Date;

“Scheme Shares”	(i) the Signet Shares in issue at the date of the Scheme;

(ii)	any Signet Shares issued after the date of the Scheme and before the Voting Record Time; or

(iii)	any Signet Shares issued at or after the Voting Record Time and before the Reduction Record Time either on terms that the original or any subsequent holders of such shares are to be bound by the Scheme, or in respect of which their holders are, or have agreed in writing to be, bound by the Scheme;

“Scheme Shareholders”	holders of Scheme Shares;

“SEC”	US Securities and Exchange Commission;

“Second Court Hearing”	the hearing of the Court for the confirmation of the Capital Reduction provided for by the Scheme;

“Securities Act”	the United States Securities Act of 1933 (as amended);

“SEE”	social, ethical and environmental matters;

“SFAS”	Statement of Financial Accounting Standards;

“Share Capital Consolidation”	the consolidation of Common Shares as described in this document, being the consolidation after the Scheme becomes effective of every twenty Common Shares issued pursuant to the Scheme into one Common Share;

“Share Plans”	the Signet Jewelers Limited Long-Term Incentive Plan 2008, the Signet Jewelers Limited International Share Option Plan 2008, the Signet Jewelers Limited US Stock Option Plan 2008, the Signet Jewelers Limited UK Approved Share Option Plan 2008, the Signet Jewelers Limited Sharesave Plan 2008, the Signet Jewelers Limited Irish Sharesave Plan 2008 and the Signet Jewelers Limited US Employee Stock Savings Plan 2008;

“Shareholder Meetings”	the Court Meeting and the General Meeting;

“Shareholders”	Common Shareholders or Signet Shareholders, as the context requires;

“Sharesave Scheme”	the Company’s Sharesave Scheme described in Section 12 of Part XII of this document;

“SID”	the senior independent director;

“Signet”	Signet Group plc, a public company incorporated in England and Wales with registered number 477692;

“Signet ADS”	American depositary shares, each representing ten Signet Shares and evidenced by Signet American Depositary Receipts quoted on the NYSE;

“Signet ADS holders”	holders (including beneficial holders) of Signet ADSs;

“Signet American Depositary Receipts”	American depositary receipts, each evidencing one Signet ADS;

“Signet Board”	the board of directors of Signet;

“Signet Share Plans”	the Signet 1993 Executive Share Option Scheme, the Signet UK Inland Revenue Approved Share Option Plan 2003, the Signet US Share Option Plan 2003, the Signet International Share Option Plan 2003, the Signet 2005 Long-Term Incentive Plan, the Signet Sharesave Scheme, the Signet Sharesave Scheme (Republic of Ireland) and the Signet Employee Stock Savings Plan under section 423 of the US Code;

“Signet Shares”	ordinary shares of US$0.009 each in the capital of Signet;

“Signet Shareholders”	persons registered in Signet’s register of members as holders of Signet Shares;

“Subscriber”	Pembroke Company Limited, the existing holder of one Common Share, which took such share as subscriber on the incorporation of the Company;

“Subscriber Share”	the initial authorised share capital of the Company of $0.009 divided into one Common Share of par value $0.009 issued to Pembroke Company Limited;

“Takeover Code”	the City Code on Takeovers and Mergers issued from time to time by or on behalf of the Panel;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United Kingdom Listing Authority” or “UKLA”	the UK Listing Authority, being the FSA acting as the competent authority for the purposes of Part VI of FSMA;

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia;

“US Code”	the United States Internal Revenue Code of 1986 (as amended);

“US GAAP”	generally accepted accounting principles in the US;

“US GAAP Historical Financial Information”	the US GAAP historical financial information for the Group set out in Part X of this document;

“VAT” or “Value Added Tax”	value added tax;

“Voting Record Time”	6.00 p.m. on the day that is two days before the First Court Meeting or, if the First Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting; and

“Website”	www.signetjewelers.com, the Company’s public website.

For the purpose of this document, references to one gender include the other gender.

Printed by RR Donnelley, 26364